As confidentially submitted to the Securities and Exchange Commission on September 28, 2026 as Amendment No. 1 to the draft registration statement dated August 25, 2026.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number:

DS SMITH LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organisation)
Level 3, 1 Paddington Square, London W2 1DL, United Kingdom
(Address of principal executive offices)

Copies to:
Steven W. Hieatt
General Counsel and Company Secretary
Level 3, 1 Paddington Square
London W2 1DL, United Kingdom
steven.hieatt@dssmith.com
P: +44 (0)20 7756 1800
(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)
Daniel A. Neff David A. Katz David K. Lam Meng Lu Wachtell, Lipton, Rosen & Katz 51 West 52 Street New York, NY 10019
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value of £0.10 per share	—	New York Stock Exchange[1]
American Depositary Shares, each representing [●] ordinary shares	SMDS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 after the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐
__________________
*DS Smith Limited is the registrant filing this registration statement with the Securities and Exchange Commission. Before the Separation (as defined herein), DS Smith Limited will be re-registered as a public limited company in accordance with the procedure set out in the Companies Act 2006, and will be renamed “DS Smith plc”. Following the Separation (as defined herein), DS Smith plc will be the ultimate holding company of the Group (as defined herein). The securities issued to investors in connection with the Separation will be ordinary shares in DS Smith plc and American depositary shares representing ordinary shares registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

1    The ordinary shares are registered, or to be registered, pursuant to Section 12(b) of the Securities Exchange Act of 1934, not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange. The American depositary shares are exempt from registration under the Securities Exchange Act of 1934, pursuant to Rule 12a-8 thereunder and are registered under the Securities Act of 1933, pursuant to a Registration Statement on Form F-6.

Confidential Treatment Requested by DS Smith Limited
i

Confidential Treatment Requested by DS Smith Limited
INTRODUCTION AND USE OF CERTAIN TERMS
As used in this registration statement, references to the “Company” are to DS Smith Limited, a private limited company incorporated under the laws of England and Wales. DS Smith Limited will be renamed “DS Smith plc” and converted into a public limited company incorporated under the laws of England and Wales before the Separation (as defined herein). Following the Separation (as defined herein), DS Smith plc will be the ultimate holding company of the Group (as defined herein).
References to “euro” and “€” are to the common currency of the European Monetary Union, references to “pound sterling”, “£” or “p” are to the lawful currency of the United Kingdom, and references to “USD”, “$”, “¢” or “US dollar” are to the lawful currency of the United States.
The Company has prepared this registration statement to register the ordinary shares in the capital of the Company (the “Shares”, and each holder of such Shares, a “Shareholder”) under the United States Securities Exchange Act of 1934 (the “US Exchange Act”), in connection with the listing and trading on the New York Stock Exchange (the “NYSE”) of American depositary shares (“ADSs”, each holder of such ADSs, an “ADS Holder” and each American depositary receipt evidencing such ADSs, an “ADR”), with each ADS representing the right to receive [●] Shares as a result of the Distribution (as defined herein). As of the date of this registration statement, the issued share capital of the Company comprises [●] Shares with a nominal value of £0.10 each. As at UK Admission, it is expected that the Company will have a share capital of £[●] divided into [●] Shares with a nominal value of £0.10 each.
The Company is furnishing this registration statement solely to provide information to holders of common stock, par value of one dollar ($1.00), of International Paper (as defined below) (“International Paper Shares”) and holders of depositary interests of International Paper (“International Paper DIs”), who will receive ADSs or Shares, as applicable, as part of the Separation. This registration statement should not be construed as an inducement or encouragement to buy, hold or sell any of the Company’s securities or any securities of International Paper. The Company believes that the information contained in this registration statement is accurate as at the date set out on the cover. Changes to the information contained in this registration statement may occur after that date, and neither the Company nor International Paper undertakes any obligation to update the information except in the normal course of its public disclosure obligations and practices.
In addition, unless otherwise indicated or the context otherwise requires, the following definitions apply throughout this registration statement:

“Acquisition”	the recommended all-share acquisition by International Paper of the entire issued and to be issued share capital of Legacy DS Smith;

“Admission”	the admission of (i) all of the Shares to the ESCC Category and to trading on the Main Market (“UK Admission”) and (ii) all of the ADSs to listing and trading on the NYSE;

“Ancillary Agreements”
all agreements (other than the Separation and Distribution Agreement) to be entered into by International Paper and the Group in connection with the Separation and the Distribution, including the Transition Services Agreement, the Employee Matters Agreement, the Registration Rights Agreement, the Relationship Agreement, the Tax Matters Agreement, the Intellectual Property Rights Matters Agreement and the Containerboard Supply Agreement;

“Board”
the board of directors of the Company (i) as at UK Admission, as set out in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Board of Directors”, or, as the context may require, (ii) following Admission;

“Code”	the US Internal Revenue Code of 1986, as amended;

Confidential Treatment Requested by DS Smith Limited

“Companies Act 2006”	the UK Companies Act 2006, as amended;

“Containerboard Supply Agreement”
the agreement between International Paper and the Company regarding certain supply relationships following the Separation, a summary of the principal terms of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Containerboard Supply Agreement”;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK & International Limited;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended;

“Custodian”	Citibank, N.A. (London), custodian of the Shares underlying the ADSs;

“Deposit Agreement”	the deposit agreement to be entered into between the Company, the Depositary and all holders and beneficial owners from time to time of the ADSs issued thereunder;

“Depositary”	Citibank, N.A., as depositary for the ADSs;

“Depositary Interest” or “International Paper DIs”	a depositary interest issued by Computershare Investor Services PLC or its appointed custodian in its capacity as depositary under the International Paper Depositary Interest Arrangement;

“Directors”
the directors of the Company (i) as at UK Admission, as set out in “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management—Board of Directors”, or, as the context may require, (ii) following Admission;

“Distribution”	the distribution of the Separation Dividend;

“Distribution Agent”	Computershare Investor Services PLC or Computershare Trust Company, N.A., as the context may require;

“Distribution Date”	the date of the distribution of the Separation Dividend;

“EMEA”	Europe, the Middle East and Africa;

“EMEA Packaging Business” or “Group”
the business to be separated from International Paper, to be comprised of: (i) Legacy DS Smith, including Legacy DS Smith’s operations in North America as discontinued operations until disposal to International Paper and (ii) International Paper EMEA, excluding five packaging sites in Europe that were required to be divested to third parties as a condition of the Acquisition, and which, from and after the Separation, will include the Company and its subsidiaries and subsidiary undertakings from time to time; references to a “Group Company” mean any one member of the Group, in each case as the context may require;

“Employee Matters Agreement”
the agreement between International Paper and the Company regarding certain employee matters following the Separation, a summary of the principal terms of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Employee Matters Agreement”;

“ESCC Category”	the Equity Shares (Commercial Companies) category of the Official List of the FCA;

“EU Member State”	a member state of the European Union;

“FCA”	the UK Financial Conduct Authority;

Confidential Treatment Requested by DS Smith Limited

“IFRS”	IFRS Accounting Standards® as issued by the International Accounting Standards Board (IASB);

“Intellectual Property Rights Matters Agreement”
the agreement between International Paper and the Company regarding certain intellectual property rights matters following the Separation, a summary of certain principal terms of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Intellectual Property Rights Matters Agreement”;

“International Paper”	International Paper Company;

“International Paper Board”	the board of directors of International Paper;

“International Paper Depositary Interest Arrangement”	the Computershare Investor Services PLC arrangement operated by International Paper in respect of certain International Paper Shares from time to time;

“International Paper DI Holder”	a holder of International Paper DIs as of the Record Time;

“International Paper EMEA”	legacy International Paper Group EMEA entities as at and from 31 January 2025 (the date of common control);

“International Paper Group”	International Paper and its subsidiaries;

“International Paper Retained Stake”	the interest of approximately 19.9% of the total issued ordinary share capital of the Company to be held by International Paper on UK Admission;

“International Paper Shareholder”	a holder of International Paper Shares who is registered on the International Paper register of members at the Record Time, but excluding (i) International Paper itself in respect of International Paper Shares held in treasury and (ii) Computershare Investor Services PLC or its appointed custodian in its capacity as depositary under the International Paper Depositary Interest Arrangement;

“Legacy DS Smith”	DS Smith plc, prior to the Acquisition on 31 January 2025, subsequent to which DS Smith plc re-registered as “DS Smith Limited”, including DS Smith’s North America operations from the start of the earliest period presented to the date of disposal to International Paper on 29 July 2025;

“LSE” or the “London Stock Exchange”	London Stock Exchange plc or the market conducted by it, as the context requires;

“Luxembourg Stock Exchange”	Luxembourg Stock Exchange or the market conducted by it, as the context requires;

“Main Market”	the LSE’s Main Market for listed securities;

“North America Packaging Business”	the business consisting of the International Paper Group’s and Legacy DS Smith’s operations in North America;

“Qualifying International Paper DI Holders”	International Paper DI Holders registered on the register maintained by Computershare Investor Services PLC in respect of the records of International Paper DIs at the Record Time who are eligible to receive a dividend;

“Qualifying International Paper Shareholders”	International Paper Shareholders of record, being holders of certificated International Paper Shares or holders of record of International Paper Shares via DRS (as defined herein), at the Record Time who are eligible to receive a dividend, which will exclude International Paper in respect of any treasury Shares held by International Paper;

“Receiving Agent”	Computershare Investor Services PLC;

Confidential Treatment Requested by DS Smith Limited

“Record Time”	the record time for the Separation Dividend;
“Registration Rights Agreement”	the agreement between International Paper and the Company providing International Paper with registration rights relating to the Company’s registrable securities held by International Paper following the Distribution;

“Relationship Agreement”
the agreement between International Paper and the Company in relation to the Separation, a summary of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Relationship Agreement”;

“Reorganisation”
the legal separation of the EMEA Packaging Business, which will be achieved through: (i) the formation (by way of a reorganisation) of a standalone group of companies within the International Paper Group; (ii) the transfer to the Group by the International Paper Group of those assets (including intellectual property rights) and liabilities that comprise the EMEA Packaging Business; and (iii) certain restructuring and debt financing transactions between the International Paper Group and the Group (as further described herein);

“SEC”	the US Securities and Exchange Commission;

“Securities Act”	the United States Securities Act of 1933, as amended;

“Separation”	the separation of the International Paper Group into two independent, publicly traded companies, to be effected by way of a spin-off of the Company, which will own the entire EMEA Packaging Business, to International Paper Shareholders and International Paper DI Holders;

“Separation and Distribution Agreement”
the agreement between International Paper and the Company in relation to the Separation, a summary of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Separation and Distribution Agreement”;

“Separation Dividend”	the interim in specie dividend proposed to be declared by the International Paper Board;

“Tax Matters Agreement”
the agreement between International Paper and the Company regarding certain tax matters following the Separation, a summary of the principal terms of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Tax Matters Agreement”;

“Transition Services Agreement”
the agreement between International Paper and the Company recording the terms upon which entities in the International Paper Group will provide certain services to the Group on a transitional basis following the Separation, a summary of the principal terms of which is set out in “Item 10. Additional Information—10.C. Material Contracts—Transition Services Agreement”;

“UK Listing Rules”	the rules made by the FCA under Part VI of the UK Financial Services and Markets Act 2000 (and contained in the FCA’s publication of the same name), as amended from time to time;

“UK MAR”	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC and the delegated acts, implementing acts and technical standards thereunder, as such legislation forms part of assimilated law (as defined in the European Union (Withdrawal) Act 2018, as amended by the Retained EU Law (Revocation and Reform) Act 2023);

Confidential Treatment Requested by DS Smith Limited

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland; and

“United States” or “US”	the United States of America.

Confidential Treatment Requested by DS Smith Limited
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Information
The financial information contained in this registration statement includes: (i) the audited combined financial statements of the Group as of and for each of the financial years ended 30 April 2025 (“FY25”), 30 April 2024 (“FY24”) and 30 April 2023 (“FY23”), the unaudited statement of financial position of the Group as at 1 May 2022, and the audited combined financial statements of the Group as at and for the eight-month period ended 31 December 2025 (“8M25”) (together, the “Combined Financial Statements”) and (ii) the unaudited pro forma combined income statements of the Group for FY25 and 8M25 and the unaudited pro forma combined statement of financial position of the Group as at 31 December 2025, in each case illustrating the estimated effects of the Reorganisation and Separation on the Group (the “Unaudited Pro Forma Combined Financial Information”).
The Combined Financial Statements have been prepared in accordance with IFRS as issued by IASB.
The unaudited pro forma combined income statements of the Group for FY25 and 8M25 have been prepared to illustrate the impact of the Reorganisation and Separation on the income statement of the Group as if it had taken place on 1 May 2024. The unaudited pro forma combined statement of financial position of the Group has been prepared to illustrate the impact of the Reorganisation and Separation on the net assets of the Group as if it had taken place on 31 December 2025.
Basis of Preparation
The Group’s Combined Financial Statements were prepared in accordance with IFRS as issued by the IASB.
The Combined Financial Statements do not necessarily reflect the Group’s financial position, results of operations or cash flows had it been a separate entity, or the future results of the Group as it will exist upon completion of the Separation, given it was not an independently operating business during the periods covered by the Combined Financial Statements.
Non-IFRS Financial Measures
Certain discussions and analyses set out in this registration statement include measures that are not defined under IFRS. Management believes that this information, along with comparable IFRS financial measurements, is useful to investors because it provides a basis for measuring the Group’s operating performance. The Group’s management uses these financial measures, along with the most directly comparable IFRS financial measures, in evaluating the Group’s operating performance and value creation. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Wherever appropriate and practical, reconciliations to comparable IFRS financial measures are provided. For the explanation and a reconciliation of the closest measures prepared in accordance with IFRS to the applicable non-IFRS financial measures, see in “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Description of Non-IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Reconciliation of Non-IFRS Financial Measures”.
Rounding and Negative Amounts
Certain figures in this registration statement, including financial data, have been rounded. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.
In preparing the financial information included in this registration statement, most numerical figures are presented in millions of euro. For the convenience of the reader of this registration statement, certain numerical figures in this registration statement are rounded to the nearest million. Accordingly, figures shown for the same category presented in different tables may vary slightly, and figures shown as totals in certain tables may not be an exact arithmetic aggregation of the figures which precede them.

Confidential Treatment Requested by DS Smith Limited
The percentages (as a percentage of revenue and period-on-period percentage changes) presented in the textual financial disclosure in this registration statement are derived directly from the financial information included elsewhere in this registration statement. Such percentages may be computed on the numerical figures expressed in millions of euro. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this registration statement.
In tables, negative amounts are shown in parentheses. Otherwise, negative amounts are shown by “-” or “negative” before the amount.
International Paper’s Interest in the Company
As at the latest practicable date prior to the date of this registration statement (the “Latest Practicable Date”), the International Paper Group’s 100% interest in the Company is held directly by International Paper, representing 100% of the voting rights in the Company.
Immediately following UK Admission, it is anticipated that the International Paper Group will hold (directly or indirectly) an interest of approximately 19.9% in the Company.
No Incorporation of Website Information
Other than in the case of hyperlinks to documents which are to be incorporated by reference into this registration statement, the contents of any website mentioned in this registration statement or any website, directly or indirectly, linked to these websites have not been verified and do not form part of this registration statement, and information contained therein should not be relied upon.
Market, Economic and Industry Data
The Company uses certain market data and industry data in this registration statement. Unless the source is otherwise stated, the market, economic and industry data in this registration statement constitute the Directors’ estimates, using underlying data from independent third parties.
The Company confirms that all third-party data contained in this registration statement have been accurately reproduced and, so far as the Company is aware and able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading. However, third-party market studies and analyses are frequently based on assumptions, and such assumptions may not be accurate or technically correct. Moreover, the methodology of such market studies and analyses may be forward-looking and speculative.
The Company does not intend, and does not assume any obligation, to update industry or market data set out in this registration statement. Because market behaviour, preferences and trends are subject to change, Shareholders, ADS Holders and prospective investors should be aware that market and industry information in this registration statement, and estimates based on any data therein, may not be reliable indicators of future market performance or the Group’s future results of operations.

Confidential Treatment Requested by DS Smith Limited
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This registration statement may contain forward-looking statements, including forward-looking statements concerning the business, prospects, financial condition and results of operations of the Group. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “looks”, “believes”, “vision”, “ambition”, “target”, “goal”, “plan”, “potential”, “work towards”, “may”, “milestone”, “objectives”, “outlook”, “probably”, “project”, “risk”, “seek”, “continue”, “projected”, “estimate”, “achieve”, “confident”, “strive”, “fuel”, “enable”, or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s future financial performance as an independent, publicly traded company following the completion of the Separation, the anticipated benefits and success of the spin-off, including the Group’s ability to execute its standalone strategy and realise expected operational, strategic and shareholder value enhancement, the Group’s 80/20 transformation initiative, and emissions reduction targets and other climate change-related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. Forward-looking statements are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this registration statement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements included in this registration statement include those discussed in “Item 3. Key Information—3.D. Risk Factors”, such as:
•risks relating to the Group’s ability to achieve the expected benefits of the Separation, and the risk that conditions to the Separation will not be satisfied and/or that the Separation will not be completed within the expected timeline or at all;
•risks relating to competition from other businesses;
•risks relating to decline in demand for paper and corrugated packaging products;
•fluctuations in the prices of, and the demand for, the Group’s products;
•changes in the cost or availability of raw materials, energy and transportation;
•risks associated with reduced truck, rail and ocean freight availability;
•cybersecurity and information technology risks;
•risks relating to litigation, disputes and regulatory investigations;
•risks associated with climate change and other sustainability matters; and
•risks associated with failure to identify, prioritise or implement digital and/or artificial intelligence (“AI”) transformation initiatives.
The forward-looking statements are based on the Group’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to the Group. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Group. If a change occurs, the Group’s business, financial condition, liquidity and results of operations may vary materially from those expressed in its forward-looking statements.

Confidential Treatment Requested by DS Smith Limited
The forward-looking statements speak only as at the date of this registration statement. Except as required by the UK Listing Rules, the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook of the FCA, the UK Public Offers and Admissions to Trading Regulations 2024 (SI 2024/105) as amended, the UK Disclosure Guidance and Transparency Rules, UK MAR or any other applicable UK or other law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for the Group to predict those events or how they may affect it. In addition, the Group cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
When evaluating forward-looking statements, investors should carefully consider the foregoing factors and other uncertainties and events, as well as the risk factors relating to the Group’s business, industry and the Separation that are set out in “Item 3. Key Information—3.D. Risk Factors”.

Confidential Treatment Requested by DS Smith Limited
REORGANISATION AND SEPARATION
Introduction
On 29 January 2026, International Paper announced its intention to create two independent, publicly traded companies through the separation of its North America Packaging Business and EMEA Packaging Business. International Paper announced that such separation would take place by way of the Separation and the Distribution, and that the Company would seek listings on the LSE and the NYSE.
In reaching this decision, the International Paper Board and its management team evaluated a variety of strategic options intended to maximise shareholder value and position the companies for long-term growth. As a result of this process, the International Paper Board determined that the interests of the International Paper Group and its shareholders would be best served by separating the EMEA Packaging Business into a distinct group, subject to the satisfaction or waiver of certain conditions and the International Paper Board’s ongoing consideration and final approval of the transaction.
In connection with the Separation, the International Paper Group will undertake the Reorganisation described below under “—Reorganisation”. Following the Reorganisation, International Paper is expected to distribute approximately 80.1% of the Shares to International Paper Shareholders and International Paper DI Holders on a pro rata basis and retain an ownership interest of approximately 19.9% in the Company. Following the Separation, the Group will operate independently from the International Paper Group. International Paper Shareholders will not be required to vote to effect the Separation or the Distribution and will not have appraisal rights with regards to the Separation or the Distribution. In connection with the Reorganisation and Separation, the Group intends to incur €[●] billion of debt.
The Reorganisation and, in turn, the Separation and the Distribution, are subject to the satisfaction, or waiver by International Paper, of a number of conditions. Additionally, International Paper may determine not to complete the Reorganisation, the Separation or the Distribution if, at any time, the International Paper Board determines, in its sole discretion, that the Distribution is not in the best interests of the International Paper Group or its shareholders, or is otherwise not advisable.
Reorganisation
The Separation and Distribution Agreement will provide for the transfers of entities, assets and liabilities so that, as at the Distribution Date, the International Paper Group will retain the entities, assets and liabilities associated with the North America Packaging Business, and the Company will hold the entities and related assets and liabilities of the EMEA Packaging Business.
The Group currently holds Legacy DS Smith’s operations, assets and liabilities, other than Legacy DS Smith’s operations in North America. The Reorganisation is expected to include various restructuring transactions pursuant to which (1) the operations, assets and liabilities of International Paper used to conduct the EMEA Packaging Business will be separated from the operations, assets and liabilities of International Paper used to conduct the North America Packaging Business and (2) to the extent not already held by the Group, such separated EMEA Packaging Business operations, assets and liabilities (including any operations, assets and liabilities of International Paper EMEA), will be contributed, transferred or otherwise allocated to one or more of the Group Companies. These restructuring transactions may take the form of asset and equity transfers, mergers, demergers, distributions, contributions and similar transactions.
[●] is the principal date for completion of the Reorganisation, upon which date it is expected that members of the Group and the International Paper Group will enter into a number of separation-related agreements.

Confidential Treatment Requested by DS Smith Limited
The structure chart below shows the simplified structure of the Group expected as at UK Admission:

DS Smith plc
(England and Wales)
International Paper Holdings Luxembourg S.á r.l.
(Luxembourg)
DS Smith Holdings Limited
(England and Wales)
Group Companies
Group Companies

__________________
Notes:
(1)The Company is a private limited company incorporated under the laws of England and Wales. DS Smith Limited will be renamed “DS Smith plc” and converted into a public limited company incorporated under the laws of England and Wales before the Separation.
(2)All lines denote 100% ownership other than with respect to “Group Companies”, which may include some companies in which third parties hold an ownership interest.
(3)Jurisdiction of incorporation has been indicated below the company names.
(4)Simplified structure chart; some holding companies have been omitted.
Following the Separation and the Distribution, the International Paper Group will continue to own the North America Packaging Business. The Group may experience increased costs following the Separation or may be unable to operate profitably after becoming a standalone company. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Separation and Distribution”.
The Separation
Overview
The Separation is proposed to be effected by the International Paper Group and the Group taking a number of steps in accordance with the terms of the Separation and Distribution Agreement following the date of this registration statement and prior to the Distribution.

Confidential Treatment Requested by DS Smith Limited
Prior to the Distribution, the International Paper Group will implement the Reorganisation, pursuant to which (among other things), it will transfer to the Company certain of the entities and the related assets and liabilities associated with the EMEA Packaging Business.
After completion of the Reorganisation and subject to the satisfaction (or waiver by International Paper in its sole and absolute discretion) of the conditions precedent contained in the Separation and Distribution Agreement, International Paper will distribute approximately 80.1% of the Shares to International Paper Shareholders and International Paper DI Holders on a pro rata basis, with certain of those Shares being represented by ADSs.
Completion of the Separation is subject to the satisfaction (or waiver by International Paper in its sole and absolute discretion) of the conditions precedent contained in the Separation and Distribution Agreement. As at the date of this registration statement, the conditions that remain outstanding are:
• the SEC having declared effective this registration statement; there being no order suspending the effectiveness of the registration statement in effect; and there being no proceedings for such purposes having been instituted or threatened by the SEC;
•the FCA having approved a prospectus for the purpose of the admission of the Shares to listing on the Main Market for listed securities on the ESCC Category (the “Prospectus”), and the Company not being under any outstanding obligation to publish any supplementary prospectus;
•this registration statement and the Prospectus having been made available to the International Paper Shareholders and International Paper DI Holders;
•the Reorganisation having been completed in accordance with the Separation and Distribution Agreement;
• the International Paper Board having received one or more opinions from an independent appraisal firm acceptable to International Paper as to the solvency and financial viability of International Paper prior to the Distribution and of International Paper and the Group after the completion of the Distribution, and such opinions not having been withdrawn or rescinded;
•the actions and filings necessary or appropriate under all applicable laws, including, but not limited to, applicable US federal, US state or other securities laws or blue sky laws and the rules and regulations thereunder having been taken or made, and, where applicable, having become effective or been accepted by the applicable governmental authority;
•each of the Ancillary Agreements having been duly executed and delivered by the applicable parties thereto;
• there having been no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions pending or in effect;
•the LSE having acknowledged that the Shares will be admitted to trading on the Main Market for listed securities; the FCA having acknowledged that the application for the admission of the Shares to listing on the ESCC Category has been approved and, after satisfaction of any conditions to which such approval is expressed to be subject, will become effective as soon as a dealing notice has been issued by the FCA; and the ADSs having been accepted for listing on the NYSE, in each case, subject to official notice of distribution;
•the Group having completed the debt financing arrangements described herein; and
• there having been no other events or developments existing or having occurred that, in the judgement of the International Paper Board, in its sole and absolute discretion, makes it inadvisable to effect the Separation, the Distribution and other related transactions.

Confidential Treatment Requested by DS Smith Limited
Although International Paper currently intends to carry out the Separation and the Distribution, there can be no assurance that any or all of the foregoing conditions will be met, or that the Separation or the Distribution will be consummated even if all of the conditions are met. International Paper may decline at any time to proceed with the Separation or the Distribution. In addition, International Paper may waive any of the conditions to the Separation and the Distribution. Admission is conditional on, among other things, the Separation becoming effective. Accordingly, if the Separation does not become effective, Admission will not proceed.
As a result of the Separation and the Distribution, the Company will become an independent public company, although it will continue to have a number of significant commercial and operational arrangements with International Paper, which will retain the International Paper Retained Stake immediately following the Distribution. The Company will apply for admission of the Shares to listing on the ESCC Category and to trading on the Main Market under the ticker symbol “SMDS”. The Company will also apply for the ADSs to be admitted to listing and trading on the NYSE under the ticker symbol “SMDS”.
For further information on the Separation and Distribution Agreement, please see “Item 10. Additional Information—10.C. Material Contracts—Separation and Distribution Agreement”.
When and How Shares and ADSs Will Be Received
Qualifying International Paper DI Holders will be entitled to receive, in connection with the Distribution, [●] Shares in uncertificated form through CREST for each International Paper DI held at the Record Time. Qualifying International Paper DI Holders will not need to take any further action after completion of the Separation and the Distribution in order to receive such Shares.
Qualifying International Paper Shareholders will be entitled to receive, in connection with the Distribution, [●] newly issued ADSs for each International Paper Share held at the Record Time. Each ADS represents [●] Shares. Qualifying International Paper Shareholders will not need to take any further action after completion of the Separation and the Distribution in order to receive such ADSs. Shortly after the Distribution, International Paper will transfer, or procure the transfer of, Shares to the relevant CREST account of the Depositary or its nominee to enable the Depositary, upon receipt of such Shares, to issue ADSs pursuant to the terms of the Deposit Agreement.
Treatment of Fractional Shares and ADSs
Fractional entitlements to Shares and ADSs may arise as a result of the Distribution and will not be issued to relevant Qualifying International Paper DI Holders or Qualifying International Paper Shareholders. Fractional entitlements will be aggregated and such Shares and ADSs will be sold in the open market, as soon as reasonably practicable, at the then-prevailing prices. The net proceeds of such sale (after deduction of all expenses, commissions and applicable taxes incurred in connection with the sale) will be paid in due proportion to the Qualifying International Paper DI Holders and the Qualifying International Paper Shareholders who would otherwise have been entitled to such fractions.
Proceeds from the sale of such fractional entitlements are expected to be paid to relevant Qualifying International Paper DI Holders by crediting individual CREST accounts and Qualifying International Paper Shareholders by cheque, in each case, as soon as reasonably practicable.
All cheques will be in USD drawn to the branch of a clearing bank in the United States. Cheques will be despatched by the Distribution Agent on behalf of International Paper by first class post or international standard post. Cheques will be sent to Qualifying International Paper Shareholders at the address appearing in International Paper’s share register at the Record Time or, in the case of joint holders, to the holder whose name appears first in such share register in respect of the joint holding concerned.
The Receiving Agent and the Distribution Agent, in their sole discretion, without any influence by the Group or International Paper, will determine when, how and through which broker-dealer and at what price to sell the whole Shares and ADSs resulting from the aggregation of fractional entitlements to Shares and ADSs. Any broker-dealer used by the Receiving Agent or the Distribution Agent will not be an affiliate of either the Group or the International Paper Group and the Receiving Agent and the Distribution Agent are not affiliates of either the Group or the

Confidential Treatment Requested by DS Smith Limited
International Paper Group. Neither the Group nor International Paper will be able to guarantee any minimum sale price in connection with the sale of these Shares and ADSs. Recipients of cash in lieu of fractional Shares and ADSs will not be entitled to any interest on the amounts paid in lieu of fractional Shares and ADSs.
Unclaimed Entitlements
In the event that any ADSs, Shares or cash in lieu of fractional entitlements to ADSs or Shares remain unclaimed or are unable to be issued, delivered or paid (as applicable) to a Qualifying International Paper Shareholder or Qualifying International Paper DI Holder through the usual channels, the Receiving Agent or the Distribution Agent (as applicable) will, upon expiration of any applicable statutory period relating to abandoned property laws, escheat (i.e., transfer) such unclaimed ADSs, Shares or cash to the relevant authorities in accordance with the laws of the relevant state of the United States.
US Tax Withholding
As discussed further in “Item 10. Additional Information—10.E. Taxation—Certain US Federal Income Tax Considerations”, a holder of International Paper Shares or International Paper DIs generally will be treated, for US federal income tax purposes, as receiving a taxable distribution by International Paper equal to the fair market value of the ADSs or Shares actually or deemed received in the Distribution (including ADSs or Shares withheld from the Distribution and sold for the benefit of such holder to fund US taxes required to be withheld in respect of such holder and fractional ADSs or Shares for which the holder receives cash) with respect to which a holder of International Paper Shares or International Paper DIs that is (i) a non-US holder (as defined in “Item 10. Additional Information—10.E. Taxation—Certain US Federal Income Tax Considerations”) generally will be subject to US federal income tax withholding at a rate of 30% (unless such non-US holder establishes its entitlement to a lower rate or exemption under an applicable income tax treaty), (ii) a non-US financial institution (or non-financial non-US entity) that fails to comply with certain US information reporting requirements or otherwise establish an exemption generally will be subject to US withholding tax at a rate of 30%, and (iii) a US holder (as defined in “Item 10. Additional Information—10.E. Taxation—Certain US Federal Income Tax Considerations”) who fails to furnish the Distribution Agent or the Receiving Agent, as applicable, (or other withholding agent) with a properly completed and executed IRS Form W-9 providing such US holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establish an exemption may be subject to US backup withholding (currently, at a rate of 24%). To satisfy any applicable US tax withholding, the Distribution Agent or the Receiving Agent, as applicable (and any other withholding agent), may sell a portion of the Shares or ADSs to which such International Paper DI Holders or International Paper Shareholders would otherwise be entitled in order to obtain sufficient net cash proceeds to satisfy any US tax withholding. In the event that the cash proceeds obtained by the Distribution Agent or the Receiving Agent, as applicable (or other withholding agent), from such sale of Shares or ADSs exceed the required applicable US tax withholding in respect of such holder by more than a de minimis amount, such excess cash proceeds will be distributed in the same manner as set out above regarding fractional entitlements. The sale of any Shares and ADSs will take place in the open market of the LSE or NYSE, as applicable, as soon as reasonably practicable, at the then-prevailing prices with the net proceeds of such sale (after deduction of all expenses, commissions and applicable taxes incurred in connection with the sale) used to fund the required applicable US tax withholding.
International Paper Retained Stake
Based on the number of International Paper Shares outstanding on the Latest Practicable Date and the distribution ratio, approximately [●] Shares, expected to represent approximately 19.9% of the total issued share capital of the Company, will be retained by International Paper on UK Admission. This figure represents the expected percentage of total voting rights upon UK Admission. Since the ADSs and Shares to be distributed to International Paper Shareholders and International Paper DI Holders will constitute approximately 80.1% of the total issued share capital of the Company, the actual number of Shares to be retained by International Paper will be based upon the number of International Paper Shares outstanding at the Record Time.
For so long as International Paper and its associates, in aggregate, continue to hold, directly or beneficially, at least 10% of the Shares in issue (including any Shares held indirectly as a result of a direct or beneficial holding of

Confidential Treatment Requested by DS Smith Limited
ADSs), International Paper has the right to: (i) nominate one non-executive Director for appointment to the Board as a representative director; and (ii) nominate that representative director for appointment as a member of the Company’s Nomination Committee and such other committee as may be established by the Board from time to time, other than the Audit and Risk Committee, the Disclosure Committee and the Remuneration Committee. In exercising its voting rights, International Paper may be motivated by interests that differ from those of the other holders of the Shares and the ADSs, and the interests of International Paper could conflict with or differ from the Company’s interests. The Company will enter into the Relationship Agreement to regulate its relationship with International Paper following the Separation and the Distribution and to govern the exercise by the International Paper Group and its associates of their rights in respect of the Company. The concentration of ownership in the Group may have the effect of delaying, deferring or preventing a change of control of the Company or impeding a merger, takeover or other business combination which may otherwise be favourable for the Company or the Group. This, in turn, could have a material adverse effect on the trading price of the Shares and ADSs. See “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Shares and ADSs”.

Confidential Treatment Requested by DS Smith Limited
Part I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
1.A.    DIRECTORS AND SENIOR MANAGEMENT
For information regarding the Company’s directors and senior management, see “Item 6. Directors, Senior Management and Employees—6.A. Directors and Senior Management”.
1.B.    ADVISERS
The Company’s US legal counsel is Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019. The Company’s UK legal counsel is Macfarlanes LLP, 20 Cursitor Street, London EC4A 1LT, United Kingdom.
1.C.    AUDITORS
The Company’s auditors are Ernst & Young LLP (“EY”), an independent registered public audit firm, whose registered address is at 1 More London Place, London SE1 2AF, United Kingdom, and Deloitte LLP (“Deloitte”), an independent registered public audit firm whose registered address is at 1 New Street Square, London EC4A 3HQ, United Kingdom. Each of EY and Deloitte are independent registered public accounting firms, registered with the Public Company Accounting Oversight Board in the United States, and are members of the Institute of Chartered Accountants of England and Wales. See “Item 10. Additional Information—10.G. Statements by Experts”.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A.    [RESERVED]
3.B.    CAPITALISATION AND INDEBTEDNESS
The following table sets out the Group’s capitalisation as at 31 December 2025, on a historical basis and on a pro forma basis to give effect to the Reorganisation and Separation, as if they occurred on 31 December 2025, and has been extracted without material adjustment from the audited combined financial statements of the Group. An explanation of the pro forma adjustments made to the Group’s combined balance sheet as at 31 December 2025 are

Confidential Treatment Requested by DS Smith Limited
discussed in “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Unaudited Pro Forma Combined Financial Information”.

	As at 31 December 2025
(In € millions)	Historical	Pro Forma

Cash and cash equivalents	456	[●]
Bank overdrafts	(213)	[●]
Net cash and cash equivalents	243	[●]
Debt
Borrowings – current	708	[●]
Note payable – International Paper – current	50	[●]
Borrowings – non-current	2,878	[●]
Equity
Invested capital	5,859	[●]
Hedging reserves	(36)	[●]
Translation reserve	(456)	[●]
Non-controlling interests	3	[●]
Total equity	5,370	[●]
Total capitalisation	9,006	[●]
The pro forma adjustments are based on the best information available as at the date of this registration statement and assumptions that management believes are reasonable given the information available as at the date of this registration statement. The following table should be reviewed in conjunction with “Item 5. Operating and Financial Review and Prospects”, the Combined Financial Statements and the accompanying notes thereto, and the Group’s Unaudited Pro Forma Combined Financial Information included in “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Unaudited Pro Forma Combined Financial Information”.
The Group is providing the capitalisation table for information purposes only. The capitalisation table may not reflect the capitalisation or financial condition that would have resulted had the Group been operating as an independent, publicly traded company on 31 December 2025 and is not necessarily indicative of the Group’s future capitalisation or financial condition.
[There has been no material change in the Group’s total capitalisation since [●].]
3.C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D.    RISK FACTORS
The risks described below, together with all other information contained in this registration statement, should be carefully considered in evaluating the Group, the Shares and the ADSs.
Although the Group believes that the risks described below are the material risks concerning the Group’s business and industry, the Separation, the Shares and the ADSs as at the date of this registration statement, they are not the only risks relating to the Group, the Separation, the Shares and the ADSs. Other risks, events, facts or circumstances not presently known to the Group or that the Group currently deems to be immaterial could, individually or cumulatively, prove to be important and may have a significant negative impact on the Group’s business, financial condition, results of operations or prospects, and may also cause the price of the Shares and the ADSs to decline and cause investors to lose all or part of their investment.

Confidential Treatment Requested by DS Smith Limited
Prior to investing in the Shares or the ADSs, prospective investors should carefully consider all of the information in this registration statement and, in particular, the risks described below.
Risks Relating to the Group’s Business and Industry
The paper and corrugated packaging industry is cyclical. Fluctuations in the prices of, and the demand for, the Group’s products could result in lower sales volumes and smaller profit margins.
The paper and corrugated packaging (“P&P”) industry is cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for the Group’s products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of the Group’s products are commodities that are available from other producers. While the Group’s ability to offer innovative products and operate reliably and sustainably impacts the demand for its products, commodity products have few distinguishing qualities across producers. As a result, competition for these products is often driven primarily by price, which is, in turn, determined primarily by industry supply relative to demand.
The overall levels of demand for the products that the Group manufactures, and consequently the Group’s sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions. Generally, the Group’s products are produced and sold regionally due to their heavy weight, which makes export costs high relative to selling price, which, in turn, makes the Group dependent on demand in the regions in which it operates. See “—A decline in demand for sustainable packaging products could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group”.
Industry supply of paper and fibre-based packaging products is also subject to fluctuation, as changing industry conditions have and will continue to influence producers to idle or permanently close individual machines or entire mills or convert them for different products to offset a decline in demand. Any such closures or conversions by the Group would result in significant cash and non-cash charges. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply.
As a result, prices for the Group’s products are driven by many factors outside of its control, and it has limited influence over the timing and extent of price changes, which are often volatile and have been increasingly variable in recent periods. The Group’s profitability with respect to its products depends on managing its cost structure, particularly wood fibre (including recycled fibre), chemical, transportation, energy and labour costs, which represent the largest components of the Group’s operating costs and can fluctuate based upon factors beyond its control. If the prices or demand for the Group’s products decline, or if wood fibre, chemical, transportation, energy or labour costs increase, or both, the business, prospects, results of operations and financial condition of the Group could be materially adversely affected. See “—Changes in the cost or availability of raw materials, energy and transportation have recently affected, and could continue to affect, the business, prospects, results of operations and financial condition of the Group”.
General business and economic conditions could have a material adverse effect on the demand for the Group’s products and the business, prospects, results of operations or financial condition of the Group.
General business and economic conditions, both in EMEA and elsewhere around the world, could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition. Macroeconomic conditions in Europe and globally remain challenging and volatile. Recent periods have been characterised not only by persistent inflationary pressures, elevated interest rates, challenging labour market conditions, and tariff policies and heightened trade policy uncertainty, but also by slowing global economic growth, weakening global trade and investment flows, supply chain realignments, currency volatility, shifting fiscal and monetary policies across major economies and adverse effects and uncertainty associated with current geopolitical conditions. The Group’s operations have been, and are expected to continue to be, adversely affected by these challenging macroeconomic and geopolitical conditions, including as the result of lower demand for certain products, and higher raw material, energy and labour costs. Further, because the markets for packaging products in many industrialised countries are generally mature, there is a significant degree of correlation between economic

Confidential Treatment Requested by DS Smith Limited
growth and demand for packaging products. Therefore, any deterioration in macroeconomic conditions in Europe resulting in a slowdown in economic growth may correlate with a corresponding decline in demand for packaging products. Moreover, any significant deterioration in current negative macroeconomic conditions, or any recovery therefrom that is significantly slower than anticipated, could have a material adverse effect on the business, prospects, results of operations or financial condition of the Group. Further, if negative macroeconomic conditions result in significant disruptions to capital and financial markets, the cost of borrowing, the Group’s ability to access capital on favourable terms, and the overall liquidity of the Group could be adversely affected.
Other factors, such as civil unrest, high unemployment levels, availability and cost of credit, geopolitical issues and trade disputes, have contributed in the past, and may contribute in the future, to volatility in worldwide financial markets and disruptions to, and diminished expectations for, the economy and markets. The Group is, and may also continue to be, adversely affected by catastrophic or other unforeseen events, including natural disasters, geopolitical events, military conflicts, terrorism, port and canal blockages and similar disruptions, political, financial or social instability, or civil or social unrest. Future health epidemics or pandemics could also adversely impact portions of the Group’s business to varying degrees, including as the result of change in demand for certain products, supply chain and labour disruptions, and higher costs. These conditions could adversely affect industrial non-durable goods production, consumer spending, employment levels and consumer confidence, all of which impact demand for the Group’s products. In addition, volatility in the capital and credit markets, which impacts interest rates, currency exchange rates and the availability of credit, could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations.
Changes in the cost or availability of raw materials, energy and transportation have recently affected, and could continue to affect, the business, prospects, results of operations and financial condition of the Group.
The Group relies, and will continue to rely, heavily on the use of certain raw materials (principally virgin wood, recycled fibre, caustic soda, starch and adhesives), energy sources (principally biomass, natural gas, electricity and fuel oil) and third-party transport companies. The market price of virgin wood fibre varies based upon availability, demand, quality, source and the costs of fuels used in the harvesting and transportation of the fibre. The cost and availability of wood fibre can also be impacted by weather, climate variations, natural disasters, general logging conditions, geography and regulatory activity. The global supply and demand for recycled fibre may be affected by factors, such as trade policies between countries, individual governments’ legislation and regulations and general macroeconomic conditions. The availability and cost of recycled fibre depend heavily on recycling rates and the domestic and global demand for recycled products. The increase in demand for products manufactured, in whole or in part, from recycled fibre, on a global basis, may cause significant fluctuations in recycled fibre prices. Energy prices, in particular prices for oil and natural gas, have experienced significant volatility in recent years, and may continue to fluctuate in the future due to geopolitical conflict and events, supply constraints, demand shifts and regulatory developments. The availability of labour and the market price for fuel and oil has affected and may continue to affect the Group’s costs for third-party transportation. The Group does, and will continue to, employ strategies and tools to reduce the volatility of energy costs and ensure a degree of certainty over future energy costs. However, there can be no certainty that those strategies and tools will continue to manage such impact effectively in the future. The Group’s profitability has been, and will continue to be, affected by changes in the cost and availability of the raw materials, energy sources and transportation sources used by it.
Due to the commodity nature of certain of the Group’s products, particularly containerboard, the overall supply and demand for its products primarily determines its ability to increase prices. Consequently, the Group may be unable to promptly or fully pass on increases in its operating costs to its customers. Any sustained increase in raw material or energy prices without a corresponding increase in product pricing would reduce the Group’s operating margins and could have a material adverse effect on its business, prospects, results of operations or financial condition.
A decline in demand for sustainable packaging products could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
The Group relies on the sale of paper and fibre-based packaging products. New or existing producers of P&P products may add or adjust capacity, affecting available supply. Further, changes in customer or consumer

Confidential Treatment Requested by DS Smith Limited
preferences may increase or decrease the demand for fibre-based products and non-fibre substitutes. Customer and consumer preferences change based on, among other factors, cost, convenience, health concerns and perceptions and an increased awareness of sustainability considerations. In some areas, customers have increasingly shown interest in sustainable products, such as fibre-based packaging. Advances in non-fibre technologies, such as plastic packaging or other materials, and the recyclability thereof, could result in decreased demand for the products of the Group. In addition, legal developments, such as new regulations on single-use packaging products, could significantly alter the market for the products of the Group. Any of the foregoing, including a failure to anticipate and respond to changing trends, customer preferences and technological and regulatory developments, could have a material adverse effect on the business, prospects, results of operations and/or financial condition of the Group.
In addition, a lack of investor confidence in the P&P industry could adversely affect the cost of borrowing, the Group’s ability to access capital on favourable terms, and the overall liquidity of the Group. It could also result in broader reputational damage to the Group, which may adversely affect the Group’s ability to attract and retain customers and employees. Any of the foregoing could have a material adverse effect on the business, prospects, results of operations and/or financial condition of the Group.
Competition from other businesses and consolidation within the P&P industry could have a material adverse effect on the Group’s competitive position, business, prospects, results of operations and financial condition.
The Group operates, and will continue to operate, in a competitive environment in EMEA. Product innovations, manufacturing and operating efficiencies, and marketing, distribution and pricing strategies pursued or achieved by competitors could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition. In addition, the Group’s products compete, and will continue to compete, with companies that produce substitutes for wood-fibre products, such as plastics, wood and various types of metal. Customer shifts away from wood-fibre products towards such substitute products may adversely affect the Group’s business and financial results.
Pricing in the paper and packaging industries can be affected by, among other things, product commoditisation, changes in demand, entrance or withdrawal of new competitors or capacity, changes in product supply, and the introduction of new products, technologies and equipment, including the use of AI and machine-learning solutions to increase productivity. The Group faces significant pressure to reduce per unit costs to achieve commercially acceptable returns. In circumstances where the Group is unable to adjust the relevant cost base sufficiently, pricing pressure could have a material adverse effect on its business, prospects, results of operations and/or financial condition.
Consolidation within the P&P industries could result in the emergence of competitors with greater resources and scale than those of the Group, which could adversely impact its competitive position, business, prospects, results of operations and financial condition. In addition, actual or speculated consolidation among competitors, or the acquisition by, or of, the Group’s third-party service providers and business partners by competitors could increase the competitive pressures faced by the Group as customers could delay spending decisions or not purchase its products at all.
The Group is, and will continue to be, subject to physical and financial risks associated with climate change and other sustainability matters, and global, regional and local weather conditions, as well as by legal, regulatory and market responses to climate change.
The operations of the Group and its suppliers are subject to climate variations, which impact the productivity of forests, the frequency and severity of wildfires, the distribution and abundance of species and the spread of disease or insect epidemics, which, in turn, may adversely affect timber production and availability of virgin fibre. Over the past several years, changing weather patterns and climatic conditions due to natural and man-made causes have added to the unpredictability and frequency of natural disasters, such as hurricanes, earthquakes, hailstorms, flooding, snow, ice storms and extreme temperatures. Any of these natural disasters could also affect timber supply or cause variations in the cost of raw material, damage the Group’s production facilities and interrupt its ability to manufacture and ship products, and similarly impact its customers with a corresponding reduction in demand for its products. The effects of climate change and global, regional and local weather conditions could also have a material

Confidential Treatment Requested by DS Smith Limited
adverse effect on the business, prospects, results of operations and financial condition of the Group. The Group may be unable to manage energy demand needs within its sustainability targets and may face challenges related to the transition to a lower-carbon economy (including the increased prices for fossil fuels and the imposition of carbon taxes in certain jurisdictions).
Climate change may also contribute to the decreased productivity of forests, a key source in the production of containerboard products, and adverse impacts on the distribution and abundance of species, and the spread of disease and insect epidemics, any of which developments could adversely affect forestland management and the availability of energy and water resources. Water scarcity and poor quality could negatively impact the Group’s system costs and capacity. A drought or reduced rainfall could affect the Group’s water supply, resulting in the Group ceasing operations unexpectedly, and, in the long term, there is a risk that competition for water could increase in the river basins from which the Group withdraws water, increasing the chance that supply constraints could be imposed. These risks include the potentially adverse impact on forestlands, which are a key resource in the production of the Group’s products, increased product costs and changes in the types of products that customers purchase.
To the extent that climate-related business risks materialise, particularly if the Group is unprepared for them, the Group may incur unexpected costs, and this could have a significant impact on the business, prospects, results of operations and/or financial condition of the Group.
Reduced truck, rail and ocean freight availability could lead to higher costs or poor service, resulting in lower earnings, and could affect the Group’s ability to deliver the products that it manufactures in a timely manner.
The Group relies on third parties for transportation and delivery of raw materials and the products that it manufactures. In particular, the goods it manufactures and raw materials it uses are transported by railroad, trucks and ships, which are highly regulated. If any of the Group’s transportation providers were to fail to deliver the goods that it manufactures in a timely manner, this could result in additional costs to remedy the untimely delivery. Similarly, if any of these providers fail to deliver raw materials to the Group in a timely manner, it may be unable to manufacture its products in response to customer demand. In addition, if any of these providers were to cease operations or cease doing business with the Group, it may be unable to replace them at reasonable cost. Any failure or lack of a transportation provider to deliver raw materials to the Group or finished products to its customers in a timely manner could harm its reputation, negatively impact its customer relationships and have a material adverse effect on the Group’s business, prospects, results of operations or financial condition.
Changes in international conditions or other risks arising from conducting business internationally could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
As a producer of renewable fibre-based packaging and pulp products across EMEA, the Group operates in many different countries. The Group’s business, prospects, results of operations and financial condition could be materially adversely affected by risks related to the countries outside the United Kingdom in which it has manufacturing facilities or sells its products. These countries are exposed to economic, and, in some cases, political, instability in their respective regions of the world. Fluctuations in the value of local currency versus the euro, downturns in economic activity, adverse tax consequences or rulings, nationalisation or any change in social, political or labour conditions in any of these countries or regions impacting matters, such as sustainability, environmental regulations and trade policies and agreements, could have a material adverse effect on the Group’s results of operations.
Trade protection measures in favour of local producers of competing products, including governmental subsidies, tax benefits and other measures giving local producers a competitive advantage over the Group or the Group’s customers, could also have a material adverse effect on the Group’s business, prospects, results of operations and financial condition in these countries or with its customers doing business in these countries. The Group cannot guarantee that any such policies will continue or that it will continue to benefit from existing or future policies. Likewise, disruption in existing trade agreements or increased trade friction between countries, which can result in tariffs, could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition by restricting the free flow of goods and services across borders.

Confidential Treatment Requested by DS Smith Limited
The Group may be adversely affected by ongoing geopolitical instability and the economic consequences and disruptions arising therefrom, including as the result of the military conflict between Russia and Ukraine, the military conflict between Israel and Hamas, the military conflict between the United States and Iran, and increasing tensions between China and Taiwan. These risks may be further heightened in the event of the expansion in the scope or escalation of any such military conflicts. In addition, changes to economic sanctions programmes, such as in response to the conflict between Russia and Ukraine, could put the Group at risk of violating sanctions as a result of an existing presence in a newly sanctioned jurisdiction or relationship with a newly sanctioned entity if the Group fails or is unable to end such presence or relationship in a timely manner.
Further, the ongoing restrictions or cessation of maritime traffic through the Strait of Hormuz has caused disruptions to the global chemicals and oil-derived goods markets, reducing supplies and availability worldwide, and resulting in increased prices. While the Group is not reliant on any chemicals or other commodities that are exclusively transported through the Strait of Hormuz, such global disruptions to commodities markets can have downstream effects in the domestic markets, including elevated domestic prices, reduced supply and business interruptions to the Group’s suppliers.
In addition, the Group’s international operations are, and will continue to be, subject to laws and regulations in foreign jurisdictions. Failure to comply with domestic or foreign laws could result in various adverse consequences, including the imposition of civil or criminal sanctions and the prosecution of executives overseeing the Group’s international operations.
Risks Relating to the Group’s Operations
The Group is subject to cybersecurity and information technology malfunctions and risks, including breaches of security pertaining to sensitive or proprietary company, customer, employee or vendor information, as well as breaches or malfunctions affecting the technology used to support or manage operations and other business processes, any of which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
The business operations of the Group rely, and will continue to rely, upon secure, reliable information and technology (“I&T”) systems, some of which are provided or managed by third parties, for data capture, processing, storage and reporting. The Group has invested in I&T security initiatives and risk management, as well as incident response, business continuity and disaster recovery plans, but it is not possible to eliminate all systemic or external risks. Further, the development and maintenance of I&T security measures is costly and requires ongoing monitoring, testing and updating as technologies and processes change, and efforts to overcome security measures continue to become increasingly sophisticated, including through the use of AI. Additionally, the global regulatory environment surrounding information security, data privacy and data protection is becoming increasingly restrictive and is evolving frequently.
The current cyber threat environment presents increased risk for all companies, including those in the Group’s industry. Like other global companies, the systems of the Group are subject to recurring attempts by third parties to access information, manipulate data or disrupt operations. In this regard, the Group has experienced cyber threats and incidents, although none have had a material effect on its business, prospects, results of operations or financial condition. Given the current cyber threat environment, the volume and intensity of cybersecurity attacks and attempted intrusions are expected to increase in the future. Despite careful security and controls design, implementation, updating and independent third-party verification, the Group’s I&T systems, and those of its third-party providers or partners, could be adversely affected by employee error or malfeasance, cyberattacks, including ransomware, malware, phishing attacks, advanced persistent threats, social engineering, credential stuffing or distributed denial-of-service attacks or data or security breaches by malicious actors, such as common hackers, criminal groups or nation-state organisations or social activist (“hacktivist”) organisations and disruptions resulting from geopolitical events, natural disasters, failures or impairments of telecommunications networks or other catastrophic events. Such attacks are increasing in complexity, and the rapid evolution and increased adoption of AI technologies may intensify cybersecurity risks by making cyberattacks easier to implement and/or more difficult to detect, contain and mitigate. Furthermore, remote working and personal device use increases the risks of cyber incidents and the improper dissemination of personal or confidential information. Moreover, the hardware, software

Confidential Treatment Requested by DS Smith Limited
or applications used by the Group may have inherent vulnerabilities or defects of design, manufacture or operations or could be inadvertently or intentionally implemented or used in a manner that could compromise information security. In addition, cybersecurity-related threats may remain undetected for an extended period of time.
Network, system, application and data breaches could result in operational disruptions or information misappropriation, including, but not limited to, interruption to systems availability, data loss and denial of access to and misuse of applications required by customers, suppliers or other third parties to conduct business with the Group. Access to applications required to plan the Group’s operations, source materials, manufacture and ship finished goods and account for orders could be denied or misused. Theft or loss of intellectual property or trade secrets, and loss or inappropriate disclosure of confidential company, employee, customer or vendor information, could stem from such incidents. Any of these operational disruptions or misappropriation of information could result in a simultaneous loss of access across multiple locations in which the Group operates, which could result in potentially widespread operational consequences across the Group, including lost sales, business delays and negative publicity, which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
To the extent the Group’s systems, or the systems of third parties upon which it relies, are subject to a substantial interruption or security breach, the Group may incur significant losses and may face litigation and/or regulatory fines, which may be substantial, and may not be fully covered by insurance. Such security breaches could also result in a violation of applicable data privacy legislation, such as the European Union’s General Data Protection Regulation (“GDPR”) and similar legislation in other regions, which could subject the Group to additional fines, litigation and investigations. A significant breach could also damage the Group’s reputation, adversely affecting the value of its brands and the demand for its products. For further detail, see “—Risks Relating to the Group’s Legal and Regulatory Environment—The Group’s business is subject to a wide variety of laws, regulations and other government requirements that may change in significant ways, and the cost of compliance with such requirements could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group”.
The continued growth of the Group will depend on its ability to retain existing customers and attract new customers.
The future growth of the Group will depend on its ability to retain and increase sales to existing customers and to attract new customers. There can be no assurance that customers will continue to use the Group’s products or that they will continue to purchase its products at the same volumes.
A customer’s use of the Group’s products may decrease for a variety of reasons, including the customer’s level of satisfaction with its products and services, the effectiveness of its support services, the pricing of its products, the pricing, range and quality of competing products, the effects of global economic conditions, regulatory limitations and incentives, trust, perception and interest in paper and fibre-based packaging. Furthermore, the complexity and costs associated with switching to a competitor may not be significant enough to prevent a customer from switching packaging providers.
Any failure by the Group to retain existing customers, attract new customers and increase revenue from both new and existing customers could have a material adverse effect on its business, prospects, results of operations and financial condition. These efforts may require substantial financial expenditures, commitments of resources, developments of processes, and other investments and innovations without a guarantee that existing customers will be retained and/or new customers will be attracted.
Material disruptions at one of the Group’s key manufacturing facilities could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
The Group operates its facilities in compliance with applicable rules and regulations and takes measures to minimise the risk of disruption at its facilities. A material disruption at the Group’s corporate headquarters or a key manufacturing facility could prevent it from meeting customer demand and reduce its sales, which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group. Any of

Confidential Treatment Requested by DS Smith Limited
the Group’s manufacturing facilities, or any of its machines within an otherwise operational facility, could cease operations unexpectedly due to a number of events, including:
•adverse weather events like fires, floods, earthquakes, hurricanes, winter storms and extreme temperatures or other catastrophes (including adverse weather conditions that may be intensified by climate change), as identified in “—Risks Relating to the Group’s Business and Industry—The Group is, and will continue to be, subject to physical and financial risks associated with climate change and other sustainability matters, and global, regional and local weather conditions, as well as by legal, regulatory and market responses to climate change”;
•the effect of a drought or reduced rainfall on its water supply, as identified in “—Risks Relating to the Group’s Business and Industry—The Group is, and will continue to be, subject to physical and financial risks associated with climate change and other sustainability matters, and global, regional and local weather conditions, as well as by legal, regulatory and market responses to climate change”;
•the effect of severe weather conditions on equipment and facilities;
•disruption in the supply of raw materials or other manufacturing inputs, as identified in “—Risks Relating to the Group’s Business and Industry—Changes in the cost or availability of raw materials, energy and transportation have recently affected, and could continue to affect, the business, prospects, results of operations and financial condition of the Group”;
•terrorism or threats of terrorism, security incidents or other threats to employee safety;
•information system disruptions or failures due to any number of causes, including cyberattacks as identified in “—Risks Relating to the Group’s Operations—The Group is subject to cybersecurity and information technology malfunctions and risks, including breaches of security pertaining to sensitive or proprietary company, customer, employee or vendor information, as well as breaches or malfunctions affecting the technology used to support or manage operations and other business processes, any of which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group”;
•domestic and international laws and regulations applicable to the Group and any of its respective business partners around the world, as identified in “—Risks Relating to the Group’s Legal and Regulatory Environment—The Group’s business is subject to a wide variety of laws, regulations and other government requirements that may change in significant ways, and the cost of compliance with such requirements could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group”;
•unscheduled maintenance outages;
•prolonged power failures;
•an equipment failure or damage;
•a chemical spill or release of pollutants or hazardous substances;
•explosion of a boiler or other equipment;
•damage or disruptions caused by third parties operating on, or adjacent to, one of the Group’s manufacturing facilities;
•disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels, as identified in “—Risks Relating to the Group’s Business and Industry—Reduced truck, rail and ocean freight availability could lead to higher costs or poor service, resulting in lower earnings, and could affect the Group’s ability to deliver the products that it manufactures in a timely manner”;

Confidential Treatment Requested by DS Smith Limited
•a widespread outbreak of an illness or any other communicable disease or any other public health crisis or any impacts related to government regulation as a result thereof, as identified in “—Risks Relating to the Group’s Business and Industry—General business and economic conditions could have a material adverse effect on the demand for the Group’s products and the business, prospects, results of operations or financial condition of the Group”;
•failure of the Group’s third-party service providers and business partners to satisfactorily fulfil their commitments and responsibilities in a timely manner and in accordance with agreed-upon terms;
•labour difficulties, as identified in “—Risks Relating to the Group’s Operations—The Group could experience disruptions in operations and increased labour costs due to labour disputes”; and
•other operational problems.
Any such downtime or facility damage could prevent the Group from meeting production targets, customer demand and satisfying customer requirements, which may necessitate unplanned expenditures (resulting in lower sales), and have a negative effect on financial results and customer relationships.
The Group could experience disruptions in operations and increased labour costs due to labour disputes.
A significant number of the Group’s employees are represented by trade unions and works councils, and the Group is subject to collective bargaining agreements with trade unions. The Group may not be able to successfully negotiate new collective bargaining agreements once current agreements expire without work stoppages or labour difficulties, or the Group may be unable to renegotiate such agreements on favourable terms.
In Europe, the Group also has an agreement in place with its European Works Council, which brings together employee representatives from the different European countries in which the Group operates and provides a forum for information sharing and consultation.
Good employee and labour relations depend on the ability to drive innovation, manage change and engage the workforce, and failure to do so could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group. Whilst the Group believes that it has satisfactory labour relations, it has experienced limited work stoppages in the past and may experience work stoppages in the future. Further, labour organisations may attempt to organise groups of additional employees from time to time, and recent and potential changes in labour laws could make it easier for them to do so.
If the Group is unable to successfully or favourably renegotiate the terms of collective bargaining agreements, or if it experiences any extended interruption of operations at any of its facilities as a result of strikes or other work stoppages, this could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition.
The Group’s business and business prospects could be materially adversely affected if the Group fails to attract and retain its senior management team and other key employees.
The Group is led by a strong senior management team that has extensive experience in the P&P industry. The Group’s success and future growth will depend, to a significant degree, on the leadership, knowledge, skills and continuing contributions of these senior management members. There is no guarantee that these individuals will not leave the Group. [While the Group has succession plans in place for key executives, these do not guarantee that the services of qualified senior executives will continue to be available to the Group at all times. Competition for such personnel in the P&P industry is intense, and there can be no assurance that the Group will be able to continue to attract and retain such personnel, particularly as competitors may attempt to recruit them.] The loss of the services of any members of the senior management team or other key employees, or the failure to attract qualified persons to serve in these positions, could have a material adverse effect on the business and business prospects of the Group.

Confidential Treatment Requested by DS Smith Limited
The Group may fail to identify, prioritise or implement digital and/or AI transformation initiatives.
The Group may fail to identify, prioritise or implement digital and/or AI transformation initiatives across its operations, including areas such as product design, materials sourcing, manufacturing, logistics and customer delivery. The Group is in the process of developing an AI governance framework. The Group’s failure to adopt or scale these capabilities in a timely manner could impair its ability to meet evolving customer expectations or may result in the Group falling behind its competitors with regards to innovation, speed to market, manufacturing efficiency and service performance. Any such shortfall could have a material adverse effect on the Group’s business, prospects, results of operations and/or financial condition.
The Group may not be able to adequately protect its intellectual property and other proprietary rights that are material to its business, or to defend successfully against intellectual property infringement claims by third parties.
The Group relies on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect its intellectual property. For example, the Group’s packaging business owns hundreds of patents and registered designs covering many of its designs and products. Although the Group endeavours to protect its rights, third parties may infringe or misappropriate its intellectual property, and the Group may be unable to detect or prevent such infringement or misappropriation. The Group may have to litigate to enforce and protect its copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and the Group’s efforts may not prove successful. The inability to secure or protect certain of the Group’s intellectual property assets, particularly those relating to key innovations, technologies and differentiated products, could harm its reputation and adversely affect its ability to compete in certain markets. Further, because the Group relies on certain third-party licences in certain areas of its business, the loss of such licences could adversely affect the manufacture, commercialisation or sale of certain products dependent on such licences, and could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
Additionally, although the Group has historically experienced a limited number of material intellectual property disputes, there can be no assurance that significant disputes or claims will not arise in the future. If the Group were found to have infringed, misappropriated or otherwise violated a third-party intellectual property right, it could in some circumstances be enjoined from providing certain products or services to its customers or from utilising and benefiting from certain patents, copyrights, trademarks, trade secrets or licences. Alternatively, the Group could be required to enter into costly licensing arrangements with third parties or implement a costly alternative. Any of these scenarios could harm the Group’s reputation and have a material adverse effect on its business, prospects, results of operations and financial condition.
The Group may not achieve the expected benefits from strategic acquisitions, joint ventures, divestitures, capital investments and other corporate transactions that the Group may pursue.
The Group may pursue strategic acquisitions, joint ventures, divestitures, capital investments and other corporate transactions. It may not achieve the benefits expected from such transactions, which could require the Group to record an impairment charge for goodwill or other intangible assets. Among the expected benefits of potential acquisitions and joint ventures are synergies, cost savings, growth opportunities and access to new markets (or a combination thereof), and, in the case of divestitures, the realisation of proceeds from the sale of assets to purchasers who place higher strategic value on such assets than the Group does.
Corporate transactions that the Group may pursue involve a number of special risks, including with respect to the inability to realise business goals with respect to such transactions as noted above, the focus of management’s attention on these transactions, the challenges of integrating acquired businesses into the Group’s operations and separating divested businesses from its operations, the demands on its financial, operational and I&T systems resulting from corporate actions and the possibility that the Group may become responsible, or retain liability, for substantial contingent or unanticipated legal and environmental liabilities as the result of corporate transactions.

Confidential Treatment Requested by DS Smith Limited
Failure to achieve expected investment returns on pension plan assets, as well as changes in interest rates or plan demographics, could adversely impact the business, prospects, results of operations and financial condition of the Group.
The Group operates a number of defined benefit and defined contribution pension and other employee benefit plans for its employees around the world. The total net deficit of the defined benefit pension plans valued under International Accounting Standard 19 was €9 million as at 31 December 2025. The assets of the defined benefit pension plans are diversified in an attempt to mitigate the risk of a large loss.
The Group operates a defined benefit pension scheme in the United Kingdom (the “DB Pension Scheme”). The DB Pension Scheme was closed to future accrual with effect from 30 April 2011. The most recent actuarial funding valuation, in line with UK legislative requirements that this be done on the “technical provisions” basis, was carried out [as at 30 April 2025] and was concluded in July 2026. This valuation estimated that the DB Pension Scheme had a “technical provisions” surplus of [£32.4 million]. Therefore, the Company was not required to agree a deficit recovery plan with the trustees of the DB Pension Scheme, under which it would be required to make ongoing contributions to the DB Pension Scheme.
The funding position of the DB Pension Scheme is dependent on the market value of the assets and on the value placed on its liabilities. If the market value of the assets declines or the value of the liabilities increases, as at the date of an actuarial funding valuation, the Group may be required to recommence and/or increase its contributions to the DB Pension Scheme. A variety of factors, including factors outside the Group’s control, may adversely affect the value of the DB Pension Scheme’s assets or liabilities, including interest rates, inflation rates, investment performance, exchange rates, life expectancy assumptions, actuarial data and adjustments and regulatory changes. If these or other internal and external factors were to become unfavourable, or more unfavourable than they currently are, the Group’s required contributions to the DB Pension Scheme and the costs and net liabilities associated with the DB Pension Scheme could increase substantially. This may have an adverse effect on the Group’s operational results and cash flow. Further, if certain statutory requirements are met, the UK regulator of work-based pension schemes (the “UK Pensions Regulator”) has the power to issue contribution notices or financial support directions to the Company (and/or any of its associated companies). The UK Pensions Regulator may require additional contributions to be paid into a pension scheme or additional financial support to be made available in respect of such scheme. A UK Pensions Regulator enforcement action could have a material adverse impact on the business, prospects, results of operations and/or financial condition of the Group. For the avoidance of doubt, the current funding position of the DB Pension Scheme means that any such action by the UK Pensions Regulator is likely to be remote.
In addition to the DB Pension Scheme, the Group also operates various local post-retirement and other employee benefit arrangements for overseas operations, as well as a small UK unfunded scheme. The Group operates defined benefit post-retirement arrangements in each of France, Belgium, Switzerland, Italy, Portugal and Germany. Overseas defined benefit schemes expose the Group to risks, such as currency risk, inflation risk, interest rate risk, investment risk and life expectancy risk. Actions taken by any local regulator (where relevant powers exist), or changes to legislation, could result in stronger local funding requirements for pension schemes, which could have a material adverse effect on the future cash flow of the Group.
Additional contributions to enhance the funded status of the pension plans can be made at the Group’s discretion. The Group expects its pension plans to be fully funded at the time of the Separation. There can be no assurance that the value of the pension plan assets, or the investment returns on those plan assets, will be sufficient to meet the future benefit obligations of such plans. In addition, during periods of adverse market conditions and declining interest rates, the Group may be required to make additional cash contributions to its pension plans that could reduce its financial flexibility. Changes in plan demographics, including an increase in the number of retirements or changes in life expectancy assumptions, may also increase the costs and funding requirements of the obligations related to the Group’s pension plans. An increase in costs or funding requirements could adversely impact the business, prospects, results of operations and financial condition of the Group.

Confidential Treatment Requested by DS Smith Limited
The Group’s insurance coverage may not be sufficient.
The Group maintains insurance of the types and in the amounts it believes are commercially reasonable based on its business and organisation, as well as the practice of other companies in its industry. The Group maintains directors’ and officers’ insurance, employers’ liability insurance, workers’ compensation insurance, public and product liability insurance, property and business interruption insurance, cyber insurance, cargo insurance and business travel insurance, as well as certain other types of insurance the Group deems appropriate. A portion of the Group’s risk financing is structured through self-insurance arrangements, including wholly owned insurance subsidiaries and captive insurance vehicles, which are used to insure certain risks directly or to access reinsurance markets.
The Group’s insurance coverage may be insufficient to protect against all losses and costs stemming from operational failures or large-scale or systemic events, and it cannot be certain that such insurance will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. Certain categories of risk, including, but not limited to, cyber incidents, environmental liabilities, climate-related events, regulatory actions, and product or general liability claims, may be subject to exclusions, sublimits, aggregate limits, waiting periods, or high deductibles or self-insured retentions. Insurance provided through the Group’s captive insurance subsidiaries does not eliminate its exposure to insured risks on a consolidated basis and represents a form of retained risk. Moreover, insurers may default on claims they are required to pay.
The effectiveness of the Group’s self-insurance and captive insurance programmes depends in part on its ability to accurately estimate loss exposures, to maintain adequate capital within its insurance subsidiaries, and to obtain reinsurance coverage on acceptable terms. Adverse loss development, inaccuracies in reserving assumptions, restrictions on the payment of dividends or other distributions by the Group’s insurance subsidiaries, or reductions in the availability or affordability of reinsurance could increase the Group’s retained losses and negatively affect its financial condition.
The successful assertion of one or more large claims against the Group in excess of available insurance coverage or retained risk funding, or changes in the Group’s insurance arrangements, including premium increases or the imposition of large deductibles, co-insurance requirements, coverage disputes, reinsurance capacity constraints, or the imposition of co-insurance requirements, could result in material volatility in the Group’s operating results and could have an adverse effect on its margins, liquidity or financial position.
The Group’s operations require substantial capital, and any significant capital investments could increase fixed costs, which could negatively affect the Group’s profitability.
Ongoing capital investment is required to expand, maintain and upgrade existing facilities, to develop new facilities, improve the Group’s operations and ensure compliance with new regulatory requirements. This capital expenditure could result in increased fixed costs or large one-time capital expenditures, which could negatively affect the Group’s profitability. Capital expenditure for expansion or replacement of existing facilities or equipment or to comply with future changes in environmental laws and regulations may be substantial. Capital projects may experience unanticipated disruptions or delays and the desired benefits from those projects may not be realised. These risks include a deterioration in macroeconomic conditions, shortages or higher costs of capital equipment or materials, delays in obtaining permits or other required approvals, changes in laws and regulations or operational challenges. The Group’s ability to advance capital investments depends on the availability of cash flow. If cash flow decreases due to market conditions, increased operating costs, tightening credit markets or other factors, the Group may be required to defer, scale back or cancel planned capital projects. Such delays or reductions could limit the Group’s ability to pursue its strategic priorities, maintain or improve operational efficiency or respond effectively to competitive or regulatory pressures. The Group is subject to the risk that the expected benefits from such transactions and capital investments may not be achieved.
The Group cannot guarantee that key pieces of equipment in its various manufacturing facilities will not suffer failures that require significant repair or unplanned replacement or that it will not incur significant additional costs associated with environmental compliance. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on the business, prospects, results of

Confidential Treatment Requested by DS Smith Limited
operations and financial condition of the Group. If for any reason the Group is unable to provide for its operating needs, capital expenditure and other cash requirements on economically favourable terms, the Group could experience a material adverse effect on its business, prospects, results of operations and financial condition.
A further significant write-down of goodwill or other intangible assets could have a material adverse effect on the Group’s business, prospects, results of operations and financial condition.
The Group recorded a €204 million impairment of goodwill in 8M25 in respect of the Northern European cash-generating unit. The Group currently reviews its goodwill balance for impairment at least once a year using the qualitative assessment and quantitative goodwill impairment test required by International Accounting Standard 36 – Impairment of Assets. Future changes in the cost of capital, expected cash flows or other factors could cause its goodwill and other intangible assets to be impaired, resulting in a non-cash charge against results of operations to write down these assets for the amount of the impairment. In addition, if the Group makes changes in its business strategy or if external conditions adversely affect its business operations, it may be required to record an impairment charge for goodwill or intangibles, which would lead to decreased assets and reduced net operating results. If a significant write-down is required, the charge could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
Currency fluctuations could adversely impact the Group’s financial condition.
The Group operates internationally and holds assets, incurs liabilities, generates sales and pays expenses in a variety of currencies other than euro (the currency in which it will report its financial results). A significant portion of its revenues and costs are denominated in, or economically linked to, currencies other than euro, most notably pound sterling, reflecting the scale of the Group’s operations in the United Kingdom.
Fluctuations in exchange rates for foreign currencies have reduced and could continue to reduce the euro value of sales, earnings and cash flows the Group receives from markets outside the European Union, increase its supply costs (as measured in euro) in those markets, negatively impact its competitiveness in those markets or otherwise materially and adversely impact its business or financial condition. The Group’s foreign currency exposure will be greater for so long as its leverage levels are higher than are reflected in its longer-term strategy, the success of which cannot be guaranteed. The Group aims to manage this risk through hedging where possible and practical; however, there are risks associated with the use of hedging instruments (including derivative financial instruments). While limiting to some degree the Group’s risk from fluctuations in currency exchange, such hedging activities may be ineffective or may not offset more than a portion of the adverse financial effect resulting from variations to such rates. The Group is also exposed to counterparty credit (or repayment) risk in respect of counterparties to hedging contracts.
To the extent that any of the Group’s hedging activities are wholly or partially ineffective, or to the extent that a hedging counterparty fails to meet its obligations under any hedging agreement, this could result in losses which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
For more information on the impact of exchange rate fluctuations in the Group’s key markets, see “Item 5. Operating and Financial Review and Prospects”.
Risks Relating to the Group’s Legal and Regulatory Environment
Material weaknesses have been identified in the Group’s internal controls over financial reporting that, if not properly remediated, could lead to undetected errors in the Group’s financial statements and adversely affect the business of the Group and its Share and ADS prices. Remediation of these material weaknesses will incur costs, expenses and management time in order to meet the standards required by Section 404 of the Sarbanes-Oxley Act.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Confidential Treatment Requested by DS Smith Limited
In connection with the preparation of the historical financial information, the Group identified deficiencies in its internal control environment which would have constituted material weaknesses under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Legacy DS Smith has not been required to report in accordance with Section 404 of the Sarbanes-Oxley Act, or to formally assess the effectiveness of its internal controls over financial reporting for that purpose. Certain of these material weaknesses were identified in connection with the correction of errors
The material weaknesses identified relate to two of the five components of the Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organisations of the Treadway Commission:
•“Control Activities”, due to material weaknesses in the following areas:
◦ineffective design of management review controls, including certain controls relating to the financial close and reporting, non-systematic manual journal entry, impairment and lease accounting;
◦inadequate controls to address requirements relating to the accuracy and completeness of system-generated information used in the operation of controls; and
◦lack of sufficiently formalised procedures for documenting and retaining evidence supporting the performance of management review controls and other control procedures, including documentation of the nature, timing and extent of review performed and the level of precision applied in the execution of controls and procedures to ensure completeness and accuracy of information used in the operation of controls; and
•“Information and Communication”, due to lack of effectively designed controls in relation to user and administrative access, change management, third-party management, authentication and security protocols.
Management is remediating these deficiencies, including a comprehensive enhancement of its internal control environment, including the redesign of Information Technology General Controls (“ITGCs”) across the Group’s systems, strengthening governance over user access and system changes, redesigning certain of its processes, and enhancing the design and execution of management review controls. Remediation activities include formalising control documentation and evidence retention requirements, establishing clearer standards for documenting the nature, timing, and extent of management reviews, enhancing procedures to evidence the level of precision applied in the performance of controls and implementing additional procedures to evidence the completeness and accuracy of information used in the operation of controls. In addition, the Group is delivering training and guidance across the Group to further educate and upskill control and process owners.
These remediation measures have been, and may continue to be time-consuming and costly, and there is no assurance that these initiatives will ultimately have the intended effects. The deficiencies in the Company’s internal control over financial reporting will not be considered remediated until the controls operate for a sufficient period, and management has concluded, through testing, that these controls operate effectively. If the Group does not successfully remediate the deficiencies, or if other deficiencies are identified or arise in the future, it may lead to undetected errors in the Group's financial statements, may incur additional costs and expenses and may be required to dedicate additional management time to meeting the standards required by Section 404 of the Sarbanes-Oxley Act. In such case, the Group may be unable to maintain compliance with securities law requirements regarding timely filing of required reports, in addition to applicable stock exchange listing requirements and requirements under certain of its agreements, which could adversely affect investor confidence in the Group, its business and the trading price of the Shares and ADSs. In addition, these ITGC deficiencies may also have the effect of heightening other risks described in this “Item 3. Key Information—3.D. Risk Factors” section.
The Group is subject to extensive environmental laws and regulations, and could incur substantial costs as a result of compliance with, violations of or liabilities under these laws and regulations.
The Group is subject to extensive environmental laws and regulations. There has been an increased focus, including from investors, customers, the general public, domestic and foreign governmental and non-governmental authorities, regarding sustainability matters, including with respect to climate change, greenhouse gas (“GHG”)

Confidential Treatment Requested by DS Smith Limited
emissions, packaging and waste, sustainable supply chain practices, biodiversity, deforestation, land, energy and water use, diversity and inclusion and other human capital matters, which may result in more prescriptive reporting requirements, increased expectations regarding disclosure, increased pressure to make commitments, set targets or establish goals and increased compliance, capital and operational costs. Environmental laws and regulations continue to evolve, and the Group is expected to become subject to increasingly stringent environmental standards with effective future dates, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting of GHG emissions. Increased regulatory activity at the EMEA and international level regarding climate change has occurred in recent years, along with other emerging environmental issues associated with the Group’s manufacturing sites.
The Group has incurred, and expects that it will continue to incur, significant capital and operating expenditures complying with new and applicable environmental laws and regulations, including the possibility of curtailment of certain of its manufacturing operations. The Group’s expenditures include establishing reserves for specific matters to cover future costs. Potential environmental expenditures include those related to air and water quality, waste disposal and the clean-up of contaminated soil and groundwater. The Group could also incur substantial fines or sanctions, enforcement actions (including orders limiting its operations or requiring corrective measures), and clean-up and closure costs as a result of violations of, or liabilities under, environmental laws, regulations, codes and common law.
The Group also faces increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. There can be no assurance regarding the extent to which the climate and other sustainability targets of the Group can be achieved, and the achievement of these targets is subject to various risks and uncertainties, some of which are outside the control of the Group. If the Group is unable to meet climate and other sustainability targets and goals, on projected timelines or at all, or if such goals and targets are perceived negatively, including the perception that they are not sufficiently robust or, conversely, are too costly or not otherwise in the best interests of the relevant company, investor, customer and other stakeholder relationships could be damaged, which could adversely impact the reputation, business and results of operations of the Group. Moreover, not all of the Group’s competitors establish climate or other sustainability targets and goals at comparable levels, which could result in competitors having lower supply chain or operating costs as well as reduced reputational risks associated with not meeting such goals.
These commitments, targets and goals could expose the Group to market, operational and execution risks, as well as higher costs.
Further, the Group is required to comply with environmental laws and the terms and conditions of multiple environmental permits. Laws and regulations require the Group to routinely obtain authorisations from and comply with the evolving standards of the appropriate governmental authorities, which have considerable discretion over the terms of permits. Failure to comply with environmental laws and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing the Group’s operations or requiring it to take corrective measures, install pollution control equipment, or take other remedial actions. There can be no assurance that future environmental permits will be granted or that the Group will be able to maintain and renew existing permits, and the failure to do so could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
In addition, as the owner and operator of real property, the Group may be liable under environmental laws for clean-up, closure and other damages resulting from the presence and release of hazardous substances on or from its properties or operations, including properties that it no longer owns. The amount and timing of environmental expenditures are difficult to predict, and, in some cases, the Group’s liability may be imposed without regard to contribution or to whether the Group knew of, or caused, the release of hazardous substances and may exceed forecasted amounts or the value of the property itself. The discovery of additional contamination or the imposition of additional clean-up obligations at the Group’s or third-party sites may result in significant additional costs. Any material liability incurred by the Group could preclude it from making capital expenditure that would otherwise benefit its business and have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.

Confidential Treatment Requested by DS Smith Limited
The Group’s business is subject to a wide variety of laws, regulations and other government requirements that may change in significant ways, and the cost of compliance with such requirements could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
In addition to environmental laws and regulations, the operations of the Group are, and will continue to be, subject to regulation under a wide variety of other laws, regulations and other government requirements, including those relating to health and safety, labour and employment, data privacy, tax, trade and health care. There can be no assurance that laws, regulations and government requirements will not be changed, applied or interpreted in ways that will require the Group to modify its operations and objectives or affect its returns on investments by restricting existing activities and products, subjecting them to escalating costs.
For example, the Group is subject to complex and evolving privacy laws and regulations, including those pertaining to the handling of personal data, such as the GDPR. The GDPR includes operational requirements for companies receiving or processing personal data of EU residents that are partially different from those that had previously been in place and imposes significant penalties for non-compliance, including monetary fines, disruption of operations and reputational harm. Moreover, other jurisdictions and governmental authorities around the world have introduced or passed, or are considering, similar legislation which may impose varying standards and requirements on data collection, use and processing activities.
Failure to comply with any of these laws or regulations may increase the Group’s costs, subject it to expensive and disruptive government investigations, result in substantial fines or result in lawsuits and claims against it to the extent these laws include a private right of action. For example, the GDPR imposes stringent data protection obligations that can result in high compliance burdens, including that the Group demonstrates its compliance with data protection principles. The GDPR imposes potential fines of up to the higher of €20 million or 4% of global annual net revenue and confers a private right of action on certain individuals and associations. Compliance with the GDPR and other applicable international privacy, cybersecurity and related laws can be costly and time-consuming. Any changes to laws and the introduction of such laws in other jurisdictions may subject the Group to, among other things, additional costs and expenses, and has required and may in the future require costly changes to the Group’s business practices and security systems, policies, procedures and practices. Many of these laws and regulations are subject to uncertain application, interpretation or enforcement standards that could result in claims, changes to the Group’s business practices, data processing and security systems, penalties, increased operating costs or other impacts on its business. Data privacy laws may also be inconsistent from jurisdiction to jurisdiction. There can be no assurance that the Group’s security controls over personal data, the training of employees and vendors on data privacy and data security, and the policies, procedures and practices that the Group has implemented or may implement in the future will prevent the improper disclosure of personal data. Improper disclosure of personal data could harm the Group’s reputation, cause loss of consumer confidence, subject the Group to government enforcement actions (including fines), result in a violation of applicable privacy and other laws and subject it to private litigation or governmental investigations and proceedings, any of which could result in loss of revenue, increased costs, liability for monetary damages, fines or exposure to material civil or criminal liability, all of which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
Litigation, disputes, regulatory investigations and proceedings or other contingencies may materially and adversely affect the business, prospects, results of operations and financial condition of the Group.
The Group’s business activities are, and may in the future be, subject to legal proceedings, disputes and regulatory and governmental investigations in various contexts, including consumer fraud actions, competitor and regulatory challenges to product and marketing claims, competition law investigations and claims, product liability and quality claims, antitrust claims, human resources claims, contractual disputes and other disputes or claims arising in the ordinary course of its business operations. Legal actions and disputes may arise under contracts, regulations or from a course of conduct the Group takes and may be class actions. They may relate to aspects of the Group’s businesses and operations that are specific to the Group, or that are common to companies that operate in its industry, jurisdictions and product sectors (particularly in circumstances where the Group is operating in new jurisdictions or product sectors).

Confidential Treatment Requested by DS Smith Limited
The Group is, and from time to time could become, a party to various legal, regulatory and governmental proceedings and other related matters, including with respect to competition law, environmental matters, investigations, workers’ compensation, wage and hour disputes and other employment-related cases. In addition, the Group operates in different international jurisdictions and is required to comply with the laws and regulations of the various jurisdictions in which it conducts its business, including risks in relation to compliance with anti-corruption, economic sanctions and other laws and regulations. Violations of applicable anti-corruption and economic sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts (and termination of existing contracts) and revocations or restrictions of licences, as well as criminal fines and imprisonment. In addition, any major violations could have an impact on the Group’s reputation and consequently on its ability to win future business. The Group is and may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavourable outcome occur in connection with any legal, regulatory or governmental proceedings or the Group’s other loss contingencies, or if the Group becomes subject to any such loss contingencies in the future, there could be a material adverse impact on the financial results of the Group.
For example, the Group is among several companies operating in the P&P industry subject to a decision by the Italian Competition Authority (the “ICA”) concerning anti-competitive behaviour in Italy. In April 2019, the ICA concluded its investigation and issued initial findings alleging that over 30 producers, including the Group’s legacy International Paper Italian packaging subsidiary (“IP Italy”) and certain subsidiaries of Legacy DS Smith operating in Italy (“Legacy DS Smith Italy”), improperly coordinated the production and sale of corrugated sheets and boxes. In August 2019, the ICA issued its decision and fined IP Italy €29 million, which was subsequently reduced by €6 million following a series of appeals to the Italian Council of State. The Group is further subject to a number of actual and threatened claims for compensation arising out of or relating to the decision by the ICA. See “Item 8. Financial Information—8.A. Combined Financial Statements and Other Financial Information—Legal Proceedings”.
Given the various stages, facts and circumstances of these claims and the intention of the Group to defend robustly against such claims, it is not possible to predict the overall outcome and ultimate potential liability that might be incurred in connection therewith, and there can be no guarantee that the aggregate of possible damages could not have a material impact on the business, prospects, results of operations or financial condition of the Group.
Although the Group has developed and implemented a set of standards, controls, and policies and procedures that are tailored to its specific requirements and the regulatory regimes of the jurisdictions in which it operates, there is no guarantee that those standards, controls, and policies and procedures will totally shield the Group from liability, and it remains exposed to the risk of potential civil and/or criminal actions leading to damages, fines and sanctions.
Given the large or indeterminate amounts of damages sometimes sought by claimants, other fines or sanctions that might be imposed and the inherent unpredictability of litigation, disputes and regulatory actions, it is possible that an adverse outcome to any litigation, dispute, government or regulatory investigation could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group. For more information on the legal proceedings to which the Group has been subject during the period covering the 12 months preceding the date of this registration statement which may have, or have had in the recent past, significant effects on the Company’s and/or the Group’s financial position or profitability, see “Item 8. Financial Information—8.A. Combined Financial Statements and Other Financial Information—Legal Proceedings”.
The Group is subject to tax audits in the jurisdictions in which it operates and could be subject to adverse changes or interpretations in the United Kingdom, United States and other tax laws.
Tax laws and regulations are complex, evolving and subject to varying interpretations, and the Group is subject to regular review and audit by the tax authorities in the jurisdictions in which it operates. The Group is currently subject to tax audits in the United Kingdom and other countries. In some cases, the Group has appealed, and, following the Separation, may continue to appeal, assessments by taxation authorities. Accordingly, tax controversy matters may result in previously unrecorded tax expenses, higher future tax expenses or the assessment of interest

Confidential Treatment Requested by DS Smith Limited
and penalties, which could be significant. Any adverse outcome of a tax audit, or a disagreement by a relevant taxation authority in relation to positions taken by the Group, could result in additional taxes, interest and penalties, leading to the risk of unexpected tax exposure. For example, multi-jurisdictional legislative changes continue to be enacted in response to the guidelines provided by the Organisation for Economic Co-operation and Development to address base erosion and profit shifting, including the enactment of a global minimum tax —“Pillar Two”— in each EU Member State, the UK and multiple other jurisdictions in which the Group operates. It is difficult to predict whether and when there will be tax law changes having a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
The Group’s effective tax rate could be affected by numerous factors, including changes in tax laws, regulations, administrative practices, principles and interpretations, and the mix and level of earnings across different taxing jurisdictions. In addition, the determination of the Group’s income tax provisions and other tax liabilities requires significant judgement, and there are many transactions and calculations, including in respect of intragroup transactions, where the ultimate tax determination is uncertain. Although the Group believes that the judgements and determinations it makes relating to its tax positions are reasonable, disagreements with taxation authorities could materially affect its results of operations in the periods for which such judgements and determinations are made.
The Group is subject to tax in the United Kingdom and certain other countries and increases to tax rates in the United Kingdom or such other countries could have an adverse effect on the Group’s business, prospects, results of operations and financial condition.
With respect to US tax, a corporation generally is considered to be tax resident in the jurisdiction of its organisation or incorporation for US federal income tax purposes. Thus, as a corporation organised under the laws of England and Wales, the Company expects to be treated as a non-US corporation for US federal income tax purposes. US tax rules enacted to deter “inversions” provide an exception to this general rule under which a non-US corporation may, in certain circumstances, be treated as a US corporation for US federal income tax purposes. If the Company were to be treated as a US corporation for US federal income tax purposes, the Company would be subject to US federal income tax on the Company’s worldwide income and certain income of the Company’s subsidiaries, and non-US holders (as defined in “Item 10. Additional Information—10.E. Taxation—Certain US Federal Income Tax Considerations”) would be subject to US federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any dividends paid by the Company.
The Company does not expect to be treated as a US corporation for US federal income tax purposes. However, the US anti-inversion rules are complex and subject to change. Accordingly, there can be no assurance that the IRS would not assert that the Company should be treated as a US corporation for US federal income tax purposes or that such position would not be sustained by a court in the event of litigation.
If the Group loses its status as a “foreign private issuer” under US federal securities laws, it will incur significant costs and require significant management resources in order to comply with the US rules applicable to a “US domestic” issuer.
As a foreign private issuer, the Group will be permitted to follow certain home country corporate governance practices instead of those otherwise required by the NYSE for US domestic issuers. For instance, the Group may follow UK home country practices with respect to, among other things, composition and function of the committees of the Board, certain quorum requirements and other general corporate governance matters.
In the future, the Group would lose its foreign private issuer status if a majority of its Shares and ADSs are owned by US residents and: (i) a majority of its directors or executive officers are US citizens or residents; (ii) more than 50% of its assets are located in the United States; or (iii) its business is administered principally in the United States. The regulatory and compliance costs to the Group under US securities laws as a US domestic issuer would be significantly more than costs it incurs as a foreign private issuer. If the Group is not a foreign private issuer, it would be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Group would also have to mandatorily comply with US federal proxy requirements, and its executive officers, directors and

Confidential Treatment Requested by DS Smith Limited
principal shareholders would become subject to the reporting requirements and short-swing profit disclosure and recovery provisions of Section 16 of the US Exchange Act. Further, the Group would under current SEC rules be required to prepare its financial statements in accordance with US generally accepted accounting principles and modify certain of its policies to comply with corporate governance practices associated with US domestic issuers. Such transition and modifications would involve additional costs and may divert management’s attention from other business concerns.
Risks Relating to the Separation and Distribution
The Group may be unable to operate profitably as a standalone company or provide benefits and services or have the advantage of equivalent financial strength and resources as the International Paper Group.
The Group cannot provide assurance that, as a separate, public company, operating results will continue at historical levels or improve, or that the Group will be profitable. Further, the Group will have a different credit profile than International Paper following the Separation. The Group’s failure to maintain a satisfactory credit rating could adversely affect its liquidity, capital position, borrowing costs under its indebtedness and access to capital markets.
Additionally, since the Acquisition, the Group has relied on the International Paper Group for various financial, administrative and managerial services in conducting its operations. Following the Separation, the Group will maintain its own credit and banking relationships and will perform its own financial and investor relations functions. The Group cannot provide assurance that it will be able to successfully maintain the financial functions, administration and management necessary to operate as a separate public company or that it will not incur additional costs operating as a separate, public company. Furthermore, the Separation could result in the loss of potential benefits that might otherwise have arisen from continued ownership within the International Paper Group structure, including access to International Paper’s customer relationships, financial resources and broader group infrastructure. The loss of these potential benefits may reduce the Group’s operational or financial flexibility, which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
After the Separation, the Group will no longer benefit from the International Paper Group’s resources, other than pursuant to the Transition Services Agreement and other commercial agreements to be entered into in connection with the Separation. The Group cannot provide assurance that it will be able to adequately replace all of the resources provided by the International Paper Group or replace them at the same cost. If the Group is unable to replace the resources provided by the International Paper Group at comparable cost or is delayed in replacing the resources provided by the International Paper Group, the Group’s business, prospects, results of operations and financial condition could be materially adversely affected.
The Group and the International Paper Group will enter into certain commercial agreements prior to the Separation, the loss of which could have an adverse effect on the business prospects, results of operations and financial condition of the Group.
In connection with the Separation, the Group and the International Paper Group will enter into agreements that will govern certain commercial relationships following the Separation, including related to the supply and purchase of certain products. See “Item 10. Additional Information—10.C. Material Contracts”. The expiration or termination of one or more of these agreements could have an adverse effect on the business, prospects, results of operations and financial condition of the Group, if it is unable to acquire or sell the products from or to third parties on similar terms or at all.
The Group may be unable to achieve some or all of the benefits that it expects to achieve from the Distribution and the Separation, and the cost of achieving such benefits may be more than estimated.
The Company believes that, as a separate, public company, it will be able to, among other matters, more efficiently deploy capital to invest in its business, reduce costs, and optimise the capital structure and leverage level for the distinctive business profile of the Group. However, the Group may be unable to achieve some or all of these benefits. These actions may not provide the benefits the Group currently expects, may cost more to achieve than the

Confidential Treatment Requested by DS Smith Limited
Group has estimated, and could lead to disruption of its operations, and loss of, or inability to recruit, key personnel needed to operate and grow its business following the Separation. As a result, these actions could weaken the Group’s internal standards, controls or procedures and impair its key customer and supplier relationships. Further, even if the Group’s strategic initiatives are successful, it may nonetheless still experience increased costs as a result of becoming a standalone, public company. See “—The Group may incur new costs in its transition to a standalone, public company, and its management team will be required to devote substantial time to new compliance matters”.
The realisation of the anticipated benefits of the Separation is subject to a number of factors, including the Group’s ability to access capital markets, obtain favourable credit ratings, maintain or improve initial credit ratings and demonstrate financial resilience as a separate company. There are also many factors that are outside the control of the Group and International Paper, including the performance of financial markets, consumer behaviour, regulatory, legislative and tax changes and adverse tax rulings. There can be no guarantee that the anticipated benefits of the Distribution and the Separation will be realised in full or in part, or as to the timing of when any such benefits may be realised.
In addition, completion of the Separation will require a significant amount of management’s time and effort, which may divert management’s attention from operating the Group’s business. If the Group fails to achieve some or all of the benefits it expects to achieve as a separate company, or fails to achieve them on the timeline it expects, its business, prospects, results of operations and financial condition could be materially adversely affected.
The Group has incurred, and expects to continue to incur, significant one-time and ongoing costs associated with the Separation that could affect its period-to-period operating results following the completion of the Distribution.
The Group anticipates that it will incur one-time costs of approximately €[●] million over the next [●] months as a result of costs associated with the Separation, including initial I&T setup costs and restructuring costs. The exact amount of these charges or the period in which they will be incurred cannot be determined with certainty until the Separation is complete. The amount and timing of these charges could adversely affect the Group’s period-to-period operating results, which could result in a reduction in the market price of the Shares and ADSs.
In connection with the Separation, the Group will enter into a Transition Services Agreement with International Paper, pursuant to which the International Paper Group will provide the Group with certain specified services on a transitional basis, including in areas such as I&T, payroll, sourcing and other areas where the Group may need assistance and support for a period of time following the Separation (the “Transition Services Period”). If one or more of these services are terminated, the Group may be required to obtain such services from a third party. This may be more expensive than the fees that the Group will be required to pay under the agreements with International Paper. In addition, International Paper and the Group may be unable to complete conversion of the Group’s systems, applications and products for I&T matters (the “SAP Conversion”) prior to the completion of the Distribution. Failure to complete the SAP Conversion in a timely manner will result in incremental costs to the Group pursuant to the Transition Services Agreement.
In addition, following the expiration of the Transition Services Agreement, the Group will need to replicate certain services and systems to which it will no longer have access from the International Paper Group. The Group may misjudge its requirements for these services and systems on a standalone basis, and may incur greater than expected capital and other costs associated with developing and implementing its own support functions. These costs may exceed the costs the Group will pay to International Paper during the Transition Services Period. There may be an adverse operational effect on the Group’s business as a result of the significant time its management and other employees and internal resources will need to dedicate to building these capabilities during the first few years following the Separation that otherwise would be available for other business initiatives and opportunities. When the Group begins to operate these functions independently, if it has not developed adequate systems and business functions, or obtained them from other providers, it may not be able to operate effectively and its profitability may decline. See “—The Group may be unable to operate profitably as a standalone company or provide benefits and services or have the advantage of equivalent financial strength and resources as the International Paper Group”.

Confidential Treatment Requested by DS Smith Limited
The Group may incur new costs in its transition to a standalone, public company, and its management team will be required to devote substantial time to new compliance matters.
As a standalone, public company, the Company will incur additional legal, accounting, financing and other expenses, including the costs of recruiting and retaining non-executive directors, costs resulting from public company reporting obligations and the rules and regulations regarding corporate governance practices, including the listing requirements of the LSE and the NYSE. There can be no assurance that, under a newly constituted Board structure and ownership, and in an environment where it is subject to independent scrutiny and disclosure requirements, the Group will be able to manage its operations in the same manner as it has done as part of the International Paper Group.
In particular, the Group will be subject to independent regulatory obligations as a result of being listed, and its management team will need to devote a substantial amount of time to ensure compliance with these requirements. The implementation of standalone policies and procedures across the Group will require significant time and energy that would otherwise be devoted to the business’s operating activities and strategy. In addition, the reporting requirements and compliance with dual-listing rules and regulations will increase the Group’s legal and financial compliance costs and make some activities more time-consuming and costly.
The Sarbanes-Oxley Act, as well as regulations subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including rules regarding corporate governance practices. The Sarbanes-Oxley Act requires, among other things, that the Group maintains and periodically evaluates its internal controls over financial reporting and disclosure controls and procedures. The Company and its management team will have to perform system and process evaluation and testing of the Group’s internal controls over financial reporting to allow management and the Group’s auditor to report on the effectiveness of its internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act.
Since the Acquisition, the Group has implemented testing of its internal controls over financial reporting on a regular basis, in accordance with the financial reporting practices and policies of International Paper. However, doing so as a standalone entity may require the Group’s management team and other employees to devote a substantial amount of time to comply with these requirements and also increase the Group’s legal and financial compliance costs. In particular, compliance with Section 404 of the Sarbanes-Oxley Act after the Separation, and efforts to remediate the deficiencies in Legacy DS Smith’s internal control over financial reporting, will require additional costs, expenses and management efforts, as identified in “—Risks Relating to the Group’s Legal and Regulatory Environment—Material weaknesses have been identified in the Group’s internal controls over financial reporting that, if not properly remediated, could lead to undetected errors in the Group’s financial statements and adversely affect the business of the Group and its Share and ADS prices. Remediation of these material weaknesses will incur costs, expenses and management time in order to meet the standards required by Section 404 of the Sarbanes-Oxley Act”.
The Group’s historical and Unaudited Pro Forma Combined Financial Information may not be indicative of its future results as a separate, public company.
For periods at or after 31 January 2025, the date of the Acquisition, the historical combined financial statements have been derived from International Paper’s historical accounting records and reflect the allocation of corporate overhead expenses. The historical combined financial statements for the periods at or after 31 January 2025 do not necessarily represent what the Group’s financial position or results of operations would have been had the Group operated as a standalone company during the periods or at the dates presented. The Group expects allocated corporate overhead expenses to be different from the actual costs it will incur for these services in the future as a separate, public company. In some instances, the costs incurred for these services as a separate, public company may be higher than the share of total International Paper Group expenses allocated to the Group’s business historically.
In addition, the Unaudited Pro Forma Combined Financial Information included in this registration statement is based in part upon a number of estimates and assumptions. These estimates and assumptions reflect the reasonable and good-faith views of management as at the date of this filing but may differ from actual results, and, accordingly, the Unaudited Pro Forma Combined Financial Information included in this registration statement should not be

Confidential Treatment Requested by DS Smith Limited
assumed to be indicative of what the Group’s financial condition or results of operations actually would have been as a separate company, and may not be a reliable indicator of the financial condition or results of operations of the Group in the future.
The Separation is subject to certain conditions, and, therefore, the Separation may not be consummated on the terms or timeline currently contemplated, or at all.
The Separation is subject to the satisfaction or waiver by International Paper in its sole and absolute discretion of a number of conditions, including those described in “Reorganisation and Separation—The Separation—Overview”. The Group cannot provide assurance that the Separation will be consummated on the terms or timeline currently contemplated, or at all. Admission is conditional on, among other things, the Separation becoming effective. Accordingly, if the Separation does not become effective, Admission will not proceed.
Further, until the Separation occurs, International Paper will have the sole and absolute discretion to determine and change the terms of the Separation. These changes may be unfavourable to the Group. In addition, International Paper may, in its sole discretion, decide at any time not to proceed with the Separation.
Satisfaction of indemnification obligations following the Separation could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
Pursuant to the Separation and Distribution Agreement and certain other agreements the Group expects to enter into with International Paper in connection with the Separation, International Paper will agree to indemnify the Company for certain liabilities, and the Company will agree to indemnify International Paper for certain liabilities, in each case for uncapped amounts, as discussed further in “Item 10. Additional Information—10.C. Material Contracts—Separation and Distribution Agreement”. Indemnities that the Company may be required to provide International Paper are not subject to any cap, may be significant and could negatively impact the Group’s business.
Third parties could also seek to hold the Group responsible for any of the liabilities that International Paper has agreed to retain. The indemnities from International Paper may not be sufficient to protect the Group against the full amount of such liabilities if, for example, International Paper is not able to fully satisfy its indemnification obligations. Moreover, even if the Group ultimately succeeds in recovering from International Paper any amounts for which it is held liable, the Group may be temporarily required to fund those obligations in the interim. This could reduce the cash available to the Group for its operations and strategic initiatives, as funds that would be used to support the business may be redirected to cover such liabilities. Each of these risks could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
The Separation and the agreements between the Group and International Paper were negotiated in the context of an affiliated relationship and may not be as favourable as agreements between unrelated parties.
The Transition Services Agreement and other major agreements with International Paper, as well as the Group’s internal policies and procedures for dealing with related parties, were negotiated by persons who were, at the time of negotiation, affiliates of International Paper. Accordingly, during the period in which these agreements were prepared, the Company did not have a board of directors or a management team that was separate from, or independent of, International Paper. While the Group has endeavoured to ensure that these arrangements are in line with the market terms for transactions of their type, such terms, including terms relating to fees, performance criteria, contractual or fiduciary duties, conflicts of interest, limitations on liability, indemnification and termination, may not be as favourable to the Group as otherwise might have resulted if the negotiations had involved unrelated parties from the outset.
After the Separation, certain of the Company’s directors and executive officers may have actual or potential conflicts of interest because of their International Paper equity ownership or their current or former International Paper positions.
Certain of the persons who the Company expects to become its executive officers have been, and will be until the Separation, International Paper Group officers, or employees, and thus will have professional relationships with the International Paper Group’s executive officers, directors or employees. In addition, because of their current or

Confidential Treatment Requested by DS Smith Limited
former International Paper Group positions, following the Separation, certain of the Company’s directors and executive officers may own International Paper Shares or restricted stock, and, for some of these individuals, their individual holdings may be significant compared to their total assets. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for the International Paper Group and the Group. In such circumstances, the interests of such directors and executive officers may not be aligned with the interests of the Company or its Shareholders, which could result in decisions that are not in the best interests of the Group or its Shareholders, or could adversely affect the Group’s ability to negotiate effectively with International Paper or to resolve disputes on terms favourable to the Group. Any actual or perceived conflicts of interest could also adversely affect the Group’s reputation and the confidence of its Shareholders, customers and other stakeholders in its corporate governance.
For example, potential conflicts of interest could arise in connection with the resolution of any dispute between International Paper and the Group regarding the terms of the agreements governing the Separation and the Distribution, and the relationship thereafter between the companies, in circumstances where the dispute may impact the relevant director’s or executive officer’s financial interests in, or professional relationships with, International Paper. These agreements include the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Relationship Agreement, the Registration Rights Agreement, the Intellectual Property Rights Matters Agreement, the Containerboard Supply Agreement and any other commercial agreements between the parties or their affiliates.
The transfer to the Group of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, the Group may not be entitled to the benefit of such contracts, permits and other assets and rights, which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
The Separation and Distribution Agreement will provide that certain contracts, permits and other assets and rights are to be transferred from the International Paper Group to the Group in connection with the Separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favourable contractual terms from the Group, which, for example, could take the form of price increases, additional resource expenditures to obtain the services or assets previously provided under the contract, new arrangements with new third parties, or new letters of credit or other forms of credit support. If the Group is unable to obtain required consents or approvals, it may be unable to obtain all of the benefits, permits, assets and contractual commitments that are intended to be allocated to it as part of the Separation, and it may be required to seek alternative arrangements to obtain services and assets which may be more costly or of lower quality. The termination or modification of these contracts or permits or the failure to complete the transfer of these contracts or permits in a timely manner could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
Risks Relating to the Group’s Indebtedness
In connection with the Separation, the Group expects to incur substantial indebtedness, which could have a material adverse effect on its financial condition and prevent it from fulfilling its obligations in the longer term under anticipated agreements governing its indebtedness.
[In connection with the Separation, the Group expects to enter into a €[●] million term loan facility and issue €[●] million of senior notes, resulting in total debt of €[●] million.] For the purposes of this paragraph (“—In connection with the Separation, the Group expects to incur substantial indebtedness, which could have a material adverse effect on its financial condition and prevent it from fulfilling its obligations in the longer term under anticipated agreements governing its indebtedness.”) and the paragraph below (“—The Group may not be able to generate sufficient cash to service its indebtedness in the longer term and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.”), “longer term” shall mean more than 18

Confidential Treatment Requested by DS Smith Limited
months following the date of this registration statement. The Group’s level of debt could have important consequences for Shareholders and ADS Holders, including:
•limiting the Group’s ability in the longer term to obtain additional debt or equity financing to fund future working capital, capital expenditure, product development, dividends, share repurchases, debt service requirements, acquisitions or other general corporate purposes;
•in the longer term, requiring a substantial portion of the Group’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditure, product development, acquisitions and other general corporate purposes;
•increasing the Group’s vulnerability to general adverse economic and industry conditions;
•increasing the Group’s effective tax rate;
•exposing the Group to the risk of increased interest rates to the extent that its borrowings are at variable rates of interest;
•increasing the Group’s exposure to risks related to fluctuations in foreign currency as the Group earns profits in a variety of currencies around the world, and its debt is denominated in pound sterling, euro and US dollars;
•limiting the Group’s ability to deduct the full amount of the interest payments on any debt it incurs in connection with the Separation or any other borrowings from its taxable income;
•limiting the Group’s flexibility in planning for and reacting to changes in the industry in which it competes;
•placing the Group at a competitive disadvantage compared to other, less leveraged competitors or competitors with comparable debt and more favourable terms; and
•increasing the Group’s cost of borrowing.
The Group may incur significant additional indebtedness in the longer term. If new indebtedness is added to its anticipated indebtedness levels after the Separation, the related risks that it faces would increase.
The Company is, and will continue to be, subject to agreements governing indebtedness that require it to meet and maintain certain financial ratios and covenants. The Group is subject to the risk in the longer term of failing to comply with the terms of the Group’s debt finance arrangements, which could result in a default under those arrangements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these arrangements and to foreclose upon any collateral securing the debt. This could lead to a downgrade in the Group’s credit rating and make it more difficult to access debt finance on favourable terms in the future, which would have a negative impact on the Group’s liquidity and on its ability to pursue its growth strategy.
Moreover, the Group is subject to the risk that, in the longer term, the restrictions associated with these financial ratios and covenants may prevent the Group from taking actions that are believed to be in the best interests of the business and may make it difficult for the Group to execute its business strategies successfully or effectively compete with companies that are not similarly restricted. Additionally, despite these restrictions, the Group may be able to incur substantial additional indebtedness in the future, which might subject it to additional restrictive covenants that could affect its financial and operational flexibility and otherwise increase the risks associated with indebtedness (as noted above) in the longer term.
The Group may not be able to generate sufficient cash to service its indebtedness in the longer term and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.
The Group’s ability to make scheduled payments on or refinance its anticipated debt obligations in the longer term will depend on its financial condition and operating performance, which are subject to prevailing economic and

Confidential Treatment Requested by DS Smith Limited
competitive conditions and to financial, business, legislative, regulatory and other factors beyond the Group’s control, including those discussed under “—Risks Relating to the Group’s Business and Industry”. The Group is subject to the risk that, in the longer term, it might not be able to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness. If the Group’s cash flows and capital resources are insufficient to fund its debt service obligations in the longer term, the Group could face substantial liquidity problems and be forced to reduce or delay investments and capital expenditure or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Group may not be able to effect any such alternative measures on commercially reasonable terms or at all, and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.
Risks Relating to the Shares and ADSs
The market price for the Shares and ADSs may be volatile, and it may not be possible to sell the Shares at the initial trading price.
The Group cannot predict the prices at which the Shares and ADSs may trade following Admission. The trading price for the Shares and ADSs could be volatile and may be higher or lower than the initial trading price. Many factors could cause the trading price of the Shares and ADSs to rise and fall, including the following:
•actual or anticipated fluctuations in the Group’s operating results due to factors related to its business;
•success or failure of the Group’s business strategies;
•the Group’s half-year or annual earnings, or those of other companies in its industry;
•the Group’s ability to obtain financing as needed;
•the Group’s or its competitors’ new products, product enhancements, entry into or termination of significant contracts, acquisitions, divestitures, strategic investments or site closures;
•the failure of securities analysts to cover the Shares and ADSs following Admission;
•changes in the estimates of the Group’s operating performance or changes in recommendations by any securities analysts that elect to follow the Shares and ADSs;
•the Group’s business profile, dividend policy or market capitalisation may not fit the investment objectives of the International Paper Shareholders;
•actions by institutional shareholders and other large Shareholders (including International Paper), including potential or actual future sales of the Shares and ADSs;
•overall market fluctuations;
•the general performance of the NYSE and the LSE;
•changes in laws, rules and regulations affecting the Group’s business;
•the gain or loss of significant customers or changes in the Group’s customers’ preferences; and
•general economic conditions and other external factors.
In particular, the Group cannot provide assurance that it will be possible to resell the Shares and ADSs following Admission. Stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of the Shares and ADSs. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against the Group could result in substantial costs and a diversion of management’s attention and resources,

Confidential Treatment Requested by DS Smith Limited
which could have a material adverse effect on the business, prospects, results of operations and financial condition of the Group.
No market for the Shares and ADSs currently exists and an active trading market may not develop or be sustained.
Prior to Admission, there has been no public trading market for the Shares and the ADSs. Although the Group intends to: (i) apply to the FCA for admission of the Shares to the ESCC Category; (ii) apply to the LSE for admission of the Shares to trading on the Main Market; and (iii) list the ADSs on the NYSE, the Group can give no assurance that an active trading market for Shares and the ADSs will develop or, if developed, could be sustained. If an active trading market is not developed or maintained, the liquidity and trading price of the Shares and the ADSs could be materially and adversely affected.
The Group cannot provide assurance that the combined trading prices of the International Paper Shares and the Shares and ADSs following Admission will be equal to, or greater than, the trading price of the International Paper Shares prior to the Separation. Until the market has fully evaluated the business of International Paper without the EMEA Packaging Business and potentially thereafter, the price at which the International Paper Shares and International Paper DIs trade may fluctuate significantly. Similarly, until the market has fully evaluated the Group’s business, the price at which the Shares and ADSs trade may fluctuate significantly.
Substantial sales of the Shares and ADSs following the Separation, or the perception that such sales might occur, could depress the market price of the Shares and ADSs.
Subject to applicable securities laws, the Shares and ADSs that International Paper distributes to its shareholders in the Distribution may be sold immediately in the public market, if a market for the Shares and ADSs exists at such time. It is likely that some International Paper Shareholders, including some large International Paper Shareholders, may sell some or all of the Shares and ADSs received in the Distribution for various reasons, including the Group’s business profile or market capitalisation as a standalone company following the Separation not fitting their investment objectives. In particular, International Paper is a member of the S&P 500 stock market index and other indices, while the Group will not initially be included in any such indices and may not be in the future. Accordingly, certain International Paper Shareholders may elect or be required to sell some or all of the Shares and ADSs following the Separation due to investment guidelines or other reasons. The sales of significant numbers of Shares and ADSs, or the perception in the market that this will occur, could have a negative impact on the market price of the Shares and ADSs.
In addition, on UK Admission, International Paper will retain the International Paper Retained Stake. The Company has agreed that, upon the request of International Paper and pursuant to the terms of the Registration Rights Agreement, it will use its reasonable best efforts to effect a registration under applicable laws of Shares retained by International Paper to the extent that International Paper wishes to sell the International Paper Retained Stake. These Shares will be restricted securities within the meaning of Rule 144 of the Securities Act and will also be eligible for resale by International Paper in the public market without registration subject to volume, manner of sale and holding period limitations under Rule 144 of the Securities Act.
International Paper will retain a significant interest in the Company immediately after Separation and its interests may differ from those of the other holders of the Shares and ADSs.
International Paper will retain the International Paper Retained Stake immediately after Separation. As a result, International Paper will possess sufficient voting power to exercise significant influence over all matters requiring Shareholder approval, including the election or removal of directors, the declaration of dividends, whether to accept the terms of a takeover offer and other matters to be determined by the Shareholders.
In addition, for so long as International Paper and its associates, in aggregate, continue to hold, directly or beneficially, at least 10% of the Shares in issue (including any Shares held indirectly as a result of a direct or beneficial holding of ADSs), International Paper has the right to: (i) nominate one person to be appointed to the Board as a representative director; and (ii) nominate that representative director for appointment as a member of the Company’s Nomination Committee and such other committee as may be established by the Board from time to time,

Confidential Treatment Requested by DS Smith Limited
other than the Audit and Risk Committee, the Disclosure Committee and the Remuneration Committee. In exercising its voting rights, International Paper may be motivated by interests that differ from those of the other holders of the Shares and the ADSs, and the interests of the International Paper Group could conflict with or differ from the Company’s interests. The Group expects to enter into the Relationship Agreement to regulate its relationship with International Paper following the Separation and the Distribution and to govern the exercise by the International Paper Group and its associates of their rights in respect of the Company. The concentration of ownership in the Group may have the effect of delaying, deferring or preventing a change of control of the Company or impeding a merger, takeover or other business combination which may otherwise be favourable for the Company or the Group. This, in turn, could have a material adverse effect on the trading price of the Shares and ADSs.
So long as International Paper continues to own, whether directly or indirectly, a significant number of the Shares, the International Paper Group will continue to be able to substantially influence the Group’s ability to enter into any corporate transactions.
The Company may not be able to declare and make dividend payments now or in the future.
The Company may or may not pay dividends at a level anticipated by Shareholders, notwithstanding its dividend policy within its capital allocation framework. If the Company determines that it will pay dividends, there can be no assurance that it will continue to be able to pay dividends in the future. As the payment of dividends is at the discretion of the Directors, it will be subject to, among other things, applicable law, regulations, the Companies Act 2006, any potential restrictions in the Group’s financing arrangements, the Group’s financial condition, regulatory capital requirements, working capital requirements, finance costs, general economic conditions and other factors that the Directors deem significant from time to time. In particular, under UK company law, the Company can only pay dividends to the extent that it has distributable reserves available for this purpose, and it may not pay dividends if the Directors believe that the Company would fail to meet the applicable requirements under the Companies Act 2006 or if it would otherwise not be in the best interests of the Company. The Company’s ability to pay dividends in the future will therefore be affected by a number of factors, including having sufficient distributable reserves (see also “—Risks Relating to the Group’s Indebtedness”) and its ability to receive sufficient dividends from subsidiaries.
The ability of companies within the Group to pay dividends and the Company’s ability to receive distributions from its investments in other entities are subject to restrictions, including, but not limited to, the existence of sufficient distributable reserves. Any of the foregoing could have a material adverse effect on the market price of the Shares and the ADSs.
Shareholders’ percentage ownership in the Company may be diluted in the future.
Shareholders’ percentage ownership in the Company may be diluted in the future because of equity awards that the Group expects to grant to its directors, officers and other eligible employees. Prior to completion of the Distribution, the Group expects to approve an incentive plan that will provide for the grant of Share-based equity awards to its directors, officers and other eligible employees. In addition, the Group may issue equity as all or part of the consideration paid for acquisitions and strategic investments that it may make in the future or as necessary to finance its ongoing operations.
The ability of holders of the Shares and ADSs outside the UK to bring actions or enforce judgments against the Company or the Directors may be limited.
The ability of holders of the Shares and ADSs outside the UK to bring an action against the Company may be limited under law. The Company is a public limited company incorporated in England and Wales. The rights of holders of the Shares are governed by English law and by the articles of association of the Company from time to time (“Articles of Association”). The rights of ADS Holders are governed by the Deposit Agreement. See “—ADS Holders are not treated as holders of the Shares”. The rights of holders of the Shares differ from the rights of shareholders in typical US corporations and some other non-UK companies. In particular, English law currently limits significantly the circumstances under which the shareholders of English companies may bring derivative actions. Under English law, in most cases, only the Company may be the proper claimant for the purposes of bringing proceedings in respect of wrongful acts committed against it and, generally, neither an individual

Confidential Treatment Requested by DS Smith Limited
Shareholder, nor any group of Shareholders, has any right of action in such circumstances. English law does not afford appraisal rights to dissenting Shareholders in the form typically available to shareholders in a US company. In addition, it may not be possible for holders of the Shares and the ADSs outside the UK to enforce any judgments in civil or commercial matters or any judgments in securities laws of countries other than the UK against some or all of the Directors or executive officers of the Company who are residents in the UK or countries other than those in which judgment is made.
Shareholders outside the UK and ADS Holders may be subject to exchange rate risk.
The Shares are, and any dividends to be paid in respect of them will be, denominated in pound sterling. An investment in Shares by an investor whose principal currency is not pound sterling and any investments by an investor in ADSs exposes the investor to foreign currency exchange rate risk. Any depreciation of pound sterling in relation to such foreign currency will reduce the value of the investment in the Shares or ADSs or any dividends in foreign currency terms.
ADS Holders are not treated as holders of the Shares.
ADS Holders are not treated as holders of the Shares, unless they present their ADSs for cancellation and withdraw the Shares underlying such ADSs in accordance with the Deposit Agreement and applicable laws and regulations. The Depositary is the holder of the Shares underlying the ADSs. ADS Holders do not have the rights of Shareholders, except as specifically provided under the Deposit Agreement. See “—The ability of holders of the Shares and ADSs outside the UK to bring actions or enforce judgments against the Company or the Directors may be limited” and also “Item 12. Description of Securities other than Equity Securities—12.D. American Depositary Shares”.
ADS Holders will not have the same voting rights as the holders of the Shares and may not receive voting materials in time to be able to exercise their right to vote.
Except as described in this registration statement and the Deposit Agreement, ADS Holders will not be able to exercise voting rights attaching to the Shares represented by the ADSs. Under the terms of the Deposit Agreement, the Depositary will, as soon as reasonably practicable after receipt of notice of any meeting at which Shareholders are entitled to vote, fix an ADS record date and, if requested by the Company, will distribute voting materials to registered ADS Holders and provide ADS Holders with an opportunity to instruct the Depositary as to the exercise of the voting rights relating to the Shares represented by their ADSs. The Depositary will, as far as practicable and in accordance with applicable law, the Deposit Agreement and the Articles of Association, endeavour to vote, or cause the Custodian to vote, the Shares represented by the ADSs in accordance with timely voting instructions received from ADS Holders (see “Item 12. Description of Securities other than Equity Securities—12.D. American Depositary Shares—Voting Rights”). Otherwise, ADS Holders will not be able to exercise their right to vote unless they withdraw the Shares underlying the ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and the Articles of Association. Even so, ADS Holders may not know about a meeting far enough in advance to withdraw those Shares.
The Company cannot guarantee that ADS Holders will receive the voting materials with sufficient time to enable such holders to instruct the Depositary to vote the Shares underlying their ADSs.
A Shareholder is only entitled to participate in, and vote at, the meeting of Shareholders, if it holds the Shares as at the record date set for such meeting and otherwise complies with the Articles of Association. In addition, the Depositary and Custodian’s liability to ADS Holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the Deposit Agreement. As a result, ADS Holders may not be able to exercise their right to give voting instructions or to vote in person or by proxy, and they may not have any recourse against the Depositary or the Group if the Shares underlying their ADSs are not voted as they have instructed or if the Shares underlying their ADSs cannot be voted.

Confidential Treatment Requested by DS Smith Limited
ADS Holders may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying Shares.
ADSs are transferable on the books of the Depositary. However, the Depositary may close its books to ADS issuances, transfers and cancellations at any time or from time to time when it deems expedient (subject, in the case of closure of books to ADS cancellations to the applicable SEC rules). The Depositary may refuse to deliver, transfer or register transfers of ADSs generally when the books of the Depositary are closed, or at any time if the Company or the Depositary reasonably believe it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the Deposit Agreement, or for any other reason, subject to the right of ADS Holders to cancel their ADSs and withdraw the underlying Shares. Temporary delays in the cancellation of ADSs and withdrawal of the underlying Shares may arise because the Depositary has closed its books in connection with voting at a shareholders’ meeting or the payment of a dividend on Shares. In addition, ADS Holders may not be able to cancel their ADSs and withdraw the underlying Shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Shares or other deposited securities. See “Item 12. Description of Securities other than Equity Securities—12.D. American Depositary Shares”.
ADS Holders may not receive distributions on the underlying Shares or any value for them if it is illegal or impractical to make them available to ADS Holders.
The Depositary has agreed to distribute to ADS Holders (to the extent practical and not in violation of applicable law) any cash dividends or other distributions it or the Custodian receives on the Shares or other deposited securities after deducting its fees and expenses. ADS Holders will receive these distributions in proportion to the number of Shares that the respective ADSs represent. However, in accordance with the limitations set out in the Deposit Agreement, it may be unlawful or impractical to make a distribution available to ADS Holders. The Company has no obligation to take any other action to permit distribution on the ADSs, the Shares, rights or anything else to ADS Holders. This means that ADS Holders may not receive the distributions the Company makes on the Shares or any value from them if it is unlawful or impractical to make them available to ADS Holders. These restrictions may have an adverse effect on the value of the ADSs.
ADS Holders may not be entitled to a jury trial with respect to claims arising under the Deposit Agreement, which could result in less favourable outcomes to the claimant(s) in any such action.
The Deposit Agreement provides that, to the fullest extent permitted by law, ADS Holders irrevocably waive the right to a jury trial with respect to any claim that they may have against the Company or the Depositary arising out of or relating to the Shares, the ADSs or the Deposit Agreement, including any claim under the United States federal securities laws.
If the Company or the Depositary opposes a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Group’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, the Group believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The Group believes that this is the case with respect to the Deposit Agreement and the ADSs. ADS Holders should consult legal counsel regarding the jury waiver provision before entering into the Deposit Agreement.
If an ADS Holder or any other holders or beneficial owners of ADSs bring a claim against the Company or the Depositary in connection with matters arising under the Deposit Agreement or the ADSs, including claims under federal securities laws, the ADS Holder or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against the Group or the Depositary. If a lawsuit is brought against the Group or the Depositary under the Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil

Confidential Treatment Requested by DS Smith Limited
procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favourable to the claimant(s) in any such action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Deposit Agreement with a jury trial. No condition, stipulation or provision of the Deposit Agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by the Group or the Depositary of compliance with any substantive provision of the United States federal securities laws and the rules and regulations promulgated thereunder.
Forum selection provisions in the Deposit Agreement could limit the ability of ADS Holders to obtain a favourable judicial forum for disputes with the Company and the Depositary.
The Deposit Agreement provides that, by holding or owning an ADR or ADS or an interest therein, holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving the Depositary and/or the Company brought by holders or beneficial owners, arising out of or based upon the Deposit Agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act, may only be instituted in a state or federal court in the City of New York. Forum selection provisions have been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the forum selection provision contained in the Deposit Agreement to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in the Deposit Agreement may limit the ability of ADS Holders to bring a claim against the Company and/or the Depositary in their preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Consenting to this forum selection provision does not constitute a waiver by an ADS Holder of compliance with federal securities laws and the rules and regulations thereunder. An ADS Holder may not waive compliance with federal securities laws and the rules and regulations thereunder.
The maintenance of two exchange listings may adversely affect liquidity in the market for the Shares and ADSs and result in pricing differentials of the Shares and ADSs between the two exchanges.
Trading in the Shares on the LSE and in the ADSs on the NYSE takes place in different currencies (pound sterling on the LSE and US dollars on the NYSE) and at different times (resulting from different time zones, different trading hours and different trading days for the LSE and the NYSE). The trading prices of the Shares and the ADSs on these two exchanges may at times differ due to these and other factors. Any decrease in the price of ADSs on the NYSE could cause a decrease in the trading price of Shares on the LSE and vice versa.
The expected benefits of the dual listing on the NYSE and the LSE, which are increased liquidity, visibility among investors and access to investors who may be able to hold the Shares in the United States, but not the United Kingdom, and vice versa, may not be realised or, if realised, may not be sustained, and the costs and additional regulatory burdens associated with a dual listing may ultimately outweigh the associated benefits.

Confidential Treatment Requested by DS Smith Limited
ITEM 4.    INFORMATION ON THE COMPANY
Market Overview
This section includes information sourced from various third parties. For further information on the treatment of third-party information and statements based on the Group’s own estimates, insights, opinions or proprietary information, see “Presentation of Financial and Other Information—Market, Economic and Industry Data” above.
This section describes the characteristics, market developments, key trends and competitive landscape in the EMEA P&P market. The historical growth rates in this section have been presented based on financials translated to euro at prevailing exchange rates in each year, unless otherwise specified. The forecast growth rates in this section have been presented based on constant 2024 exchange rates, unless otherwise specified. Industry sales data are based on the manufacturer selling price (“MSP”), namely sales at ex-factory price, calculated exclusive of sales tax, value-added tax (“VAT”), retailer, and wholesaler markups and other customary adjustments. The figures presented throughout this section reflect sales at MSP unless indicated otherwise.
Within this section, unless specified otherwise, any references to industry sales (global, regional or segmental) are presented in euro based on the average exchange rates between local currencies and euro in 2024.
Overview of the EMEA Paper and Packaging Industry
The P&P industry is one of the largest and most established globally, with EMEA representing the second-largest packaging market worldwide. The industry is characterised by a substantial installed production base and demand patterns closely correlated with household consumption, industrial activity and trade flows. Additionally, demand varies with the rate of substitution from and to other substrates, like plastic, wood and, to a lesser extent, metal.
In 2025, demand for corrugated packaging in Europe totalled approximately 53 billion square metres,2 representing a total addressable market of approximately €40-45 billion at prevailing pricing levels. Demand is concentrated primarily in Western and Southern Europe, with Germany, Italy, Spain, France and the United Kingdom accounting for approximately two-thirds of total regional volume. Relative to other global regions, EMEA exhibits high per capita consumption of corrugated packaging, reflecting the maturity of consumer goods markets and the penetration of modern retail, logistics and e-commerce infrastructure.
Historically, the EMEA P&P industry has demonstrated moderate long-term growth, with corrugated packaging demand growing broadly in line with GDP and industrial production. Following a period of growth between 2015 and 2019, and a COVID-19-related peak in 2021-2022, the industry contracted through 2024, driven by macroeconomic pressure, elevated inflation, customer destocking and reduced industrial output. Demand stabilised during 2024, reflecting improving consumption trends and inventory normalisation.
Production and consumption of corrugated packaging in EMEA are predominantly regional, driven by transportation economics, service level requirements, product specifications and regulatory considerations. As a result, pricing dynamics, capacity utilisation and competitive behaviour differ across the EMEA regions.
The EMEA Packaging Business operates in a structurally fragmented and oversupplied market (approximately 80% utilisation and approximately 50% of industry supply controlled by the five largest producers), with the Group holding approximately a 17% supply position, highlighting both its relative scale and opportunity for operational improvement.
Industry Structure and Product Segmentation
The EMEA P&P industry operates across two principal business models: integrated producers and independent converters. Integrated producers operate across the value chain, including paper (also referred to as containerboard) production and the conversion of paper into finished corrugated packaging. Independent converters focus primarily on downstream conversion and procure containerboard from third-party suppliers.
2 This excludes Russia, Ukraine, Belarus and Moldova.

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Primary product categories are bifurcated into containerboard (the raw material) and corrugated packaging (the finished solution). Containerboard, which serves as the essential substrate for corrugated packaging, is produced from two primary fibre sources:
•Recycled Containerboard (Testliner):3 Predominantly manufactured from old corrugated containers (“OCC”), this segment is the backbone of the European industry due to the region’s robust recycling infrastructure and stringent environmental mandates.4
•Virgin Fibre-Based Containerboard (Kraftliner): Sourced from primary wood fibres, Kraftliner offers superior strength-to-weight ratios and moisture resistance, making it the preferred substrate for high-performance industrial applications and food-contact packaging.
The corrugated packaging value chain in EMEA centres on containerboard, primarily Testliner, supplemented by Kraftliner for higher specification applications. Corrugated packaging is produced by combining a fluted layer of containerboard between two layers of unfluted containerboard to create a corrugated sheet that is, in turn, converted into a lightweight yet strong packaging solution.
Beyond corrugated packaging, the broader fibre-based packaging market includes other paper grades, such as folding boxboard and solid board, which serve adjacent applications but are characterised by different end-use requirements, cost structures and production processes.
Principal Sectors Served5
Demand for fibre-based packaging in EMEA is primarily driven by consumer-oriented end-markets, alongside more cyclical industrial segments. Sectors include processed food and beverage, fresh food, e‑commerce and logistics, and industrial, durable and non-durable applications. While certain sectors exhibit greater cyclicality, food-related applications have historically provided a more stable demand base.
•Processed Food & Beverage: This sector prioritises product protection and hygiene. Growth is largely defensive, as consumption of processed and ready-to-eat meals remains resilient during economic downturns. There is a notable trend towards innovative barrier coatings to replace functional plastics while maintaining shelf-life requirements.
•Fresh Food: Demand for corrugated packaging is driven by the logistical requirements of agricultural and poultry products.
•E-commerce & Logistics: This sector has experienced a sustained behavioural shift following the COVID-19 pandemic. The sector is moving towards specialised, high-velocity solutions that integrate into automated fulfilment centres, focusing on frustration-free packaging and enhanced consumer unboxing experiences.
•Industrials & Durables: This sector is closely tied to manufacturing output across the automotive, consumer electronics, and appliance sectors. While exhibiting higher cyclicality, demand is increasingly supported by the shift towards high-velocity fulfilment and specialised technical packaging solutions.
•Consumer Health & Personal Care: This sector provides high-margin opportunities for specialised, high-graphic packaging in the pharmaceutical and beauty sectors. Demand is largely non-discretionary and decoupled from GDP volatility, driven by stringent regulatory hygiene requirements and consumer health trends.
3 Source: [source to be finalised].
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Confidential Treatment Requested by DS Smith Limited
Historical Compound Annual Growth Rate (“CAGR”) by Sector

Sector Served	(’19-’24) CAGR[6]	(’24-’29) CAGR[7]
Processed Food & Beverage	~2.5%	~1.4%
Fresh Food	~0.8%	~1.6%
E-commerce & Logistics	~3.2%	~2.8%
Industrials & Durables	~1.2%	~3.8%
Consumer Health & Personal Care	~(0.5%)	~4.2%
Factors Influencing Demand for Corrugated Packaging
Demand for fibre-based packaging is influenced by macroeconomic conditions, retail and logistics evolution, brand fragmentation and regulatory developments. Packaging volumes have historically correlated with real GDP and industrial production, while the expansion of e-commerce has increased secondary packaging intensity. Regulatory developments include the EU Packaging and Packaging Waste Regulation (Regulation (EU) 2025/40) (“PPWR”), which entered into force on 11 February 2025 and certain parts of which will start to apply from 12 August 2026, subject to phased implementation.
•Macroeconomic Linkage and Brand Premiumisation: Fibre-based packaging demand typically exhibits a high correlation with real GDP growth and industrial production. Rising disposable income levels drive discretionary spending on branded, shelf-ready and premium-packaged formats. This premiumisation trend is increasingly driven by brand differentiation in a crowded market, where high-quality graphics and innovative structures allow brands to justify “pricing-to-value” despite inflationary headwinds.
•E-commerce Penetration and Retail Evolution: The ongoing transition from traditional brick-and-mortar retail to digital channels is a primary structural driver. E-commerce requires significantly higher volumes of secondary packaging per unit of sale compared to traditional retail. The market is currently entering the next stage of e-commerce, where demand is shifting from generic boxes to right-sized, resource-efficient solutions that minimise waste and shipping costs.
•Brand Fragmentation and Stock Keeping Unit (“SKU”) Proliferation: A primary driver of contemporary demand is the rapid growth of new and emerging regional brands. Unlike traditional high-volume national accounts, these emerging players require high-velocity, customised packaging that creates a structural need for a wider variety of specialised SKUs. For integrated producers, this shift necessitates a move away from commodity volume towards innovation-led SKUs.
•Sustainability and Regulatory Environment: Environmental regulation acts as a powerful secular catalyst for fibre-based packaging as brands seek to displace single-use plastics.
◦PPWR: This EU-wide mandate entered into force in February 2025, with general application of certain articles starting on 12 August 2026, subject to phased implementation.8
◦Plastic Substitution: The “plastic-to-paper” narrative is a structural tailwind for the corrugated sector, as fast-moving consumer goods (“FMCG”) brands displace plastic shrink-wrap and trays with recyclable corrugated alternatives.9
•Mandatory Recyclability: By 2030, all packaging in the EU must be fully recyclable, a standard that fibre-based substrates (with current recycling rates of 65%–70% in EMEA) are well-positioned to meet compared to plastics.
6 Source: [source to be finalised].
7 Source: [source to be finalised].
8 Source: Article 71 of the PPWR.
9 Source: [source to be finalised].

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Competitive Landscape10
The EMEA corrugated packaging industry is relatively fragmented and highly competitive, with competition among major pan-European, regional-integrated producers and independent non-integrated converters.11 Competitive dynamics vary across the EMEA regions, with differentiation driven by service reliability, cost position, geographic coverage and operational capabilities.12
Market Fragmentation and the Role of Independents
The top five producers of corrugated packaging in EMEA supply less than 80% of total demand across the majority of EMEA countries.13 This fragmentation is most pronounced in countries like Germany and Poland.
•Independent Converters: In several regions, the Group competes in part against independent converters that do not own upstream paper mill assets. These producers rely on the open market for containerboard inputs, which can drive significant price volatility during periods of supply-demand imbalance.
•Family Owned Firms: In Germany specifically, a large number of producers remain family owned with low levels of vertical integration. These smaller competitors often operate with different margin expectations than large-cap integrated peers.14
Major Integrated Competitors
The integrated competitive set within the EMEA industry is currently composed of a few large-scale producers capable of serving pan-European “central business unit” customers through extensive manufacturing footprints. Following the 2024-2025 consolidation wave, the primary integrated producers include:15

Producer	Est. European Box Supply Position	Est. European Paper Supply Position	Integration Model
EMEA Packaging Business	17%	11%	“Short” Paper
Smurfit Westrock	17%	16%	Vertically Integrated
Saica	7%	9%	Vertically Integrated
Mondi	3%	7%	“Long” Paper / Upstream Focus
Palm Packaging	3%	7%	“Long” Paper / Specialist
Supply Dynamics and Industry Capacity16
Supply conditions reflect historical periods of capacity expansion that outpaced underlying demand growth. Utilisation varies by geography and grade, with structurally lower utilisation in Northern and Central European regions. Energy costs, fibre availability and regulatory compliance increasingly influence the cost competitiveness of assets, contributing to curtailments and closures among higher-cost producers.
Supply Structure and Capacity Evolution17
Over the past decade, European capacity development has been uneven, with periods of accelerated investment followed by consolidation and closures. While recent capacity additions have contributed to short-term oversupply in certain grades, these dynamics are beginning to be offset by announced and executed capacity reductions.18
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Confidential Treatment Requested by DS Smith Limited
•Between 2023 and 2025, growth in European containerboard capacity exceeded demand growth, driven primarily by recycled containerboard investments in Austria, Italy, France, Spain and Turkey. New machines over this period added approximately 1.1 million tonnes of capacity.19
•Since 2023, producers have announced permanently closed and partially shut-down capacity across Europe, including in the Netherlands, Germany, France, Italy, Austria and the UK. These measures have primarily targeted older, higher-cost assets, with individual site reductions ranging from approximately 40,000 tonnes to more than 350,000 tonnes.20 Industry analysts generally expect further industry rationalisation as producers continue to remove assets that are no longer competitive given recent capacity additions. As a result, major new capacity additions are not widely expected before 2030, when operating rates are projected to surpass 90%.21
•The “European Green Deal” and evolving directives like the PPWR have created a new regulatory floor, mandating capital-intensive upgrades for circularity and plastic substitutions.22 In parallel, prolonged energy price volatility following recent geopolitical disruptions in Europe and the Middle East has impacted fossil-fuel dependent and energy-intensive mills, accelerating the rationalisation of structurally higher-cost assets.
Oversupply and Utilisation23
Overall utilisation across the EMEA containerboard market remains structurally below historical peaks, averaging approximately 80%,24 though utilisation varies materially by product type, geography and individual producer footprint.
•Southern Europe, including Italy, and Greece, continues to operate at relatively high utilisation rates (approximately 95%), while Northern and Central Europe—particularly Germany and France—experience lower rates, with utilisation in certain regions in the 70%-75% range.25
•Lower utilisation is more pronounced in recycled containerboard grades following the recent wave of capacity additions. Conversely, utilisation remains more resilient in high-performance virgin Kraftliner and specialty e-commerce solutions, where modern asset capabilities are required.
Market Consolidation and Producer Landscape
Despite consolidation over the past decade, the European containerboard industry remains structurally fragmented relative to North America, particularly within recycled grades. A limited number of large producers, including Smurfit WestRock, Saica, the EMEA Packaging Business, Mondi and Palm Packaging, represent an estimated 50% of European containerboard production, with the remainder held by a long tail of regional and local operators.26
This fragmentation contributes to greater variability in utilisation and pricing across Europe, particularly during periods of demand softness. At the same time, larger producers benefit from broader geographic coverage, asset optionality, and the ability to optimise production and logistics networks.
Vertical Integration and Cost Structure across the Industry
Producers operate with varying degrees of exposure between containerboard production and downstream converting. Some are net long paper, others highly integrated, while more converter-centric models source a greater share of paper from external suppliers.
19 Source: Fastmarkets European Paper Packaging Forecast (2025) – “Corrugated box and containerboard”, 5-year, volume 25, number 3.
20 Source: Fastmarkets European Paper Packaging Forecast (2025) – “Corrugated box and containerboard”, 5-year, volume 25, number 3.
21 Source: Fastmarkets European Paper Packaging Forecast (2025) – “Corrugated box and containerboard”, 5-year, volume 25, number 3.
22 Source: [source to be finalised].
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Confidential Treatment Requested by DS Smith Limited
These positions influence exposure to containerboard price cycles and earnings volatility. Net short positions may benefit during periods of paper oversupply, while tightening markets increase margin sensitivity, whereas more integrated structures moderate volatility by balancing paper production and internal consumption.
Across all models, however, structural cost competitiveness is primarily driven by asset-level factors such as mill size, age, energy efficiency, fibre sourcing and sustainable operating rates rather than the degree of vertical integration alone.
Market Performance and Recent Trading
Historical Market Performance
The trailing five-year period was characterised by extreme cyclicality, primarily driven by shifting consumer behaviours and supply chain imbalances.27 Following the e-commerce-led surge in 2020, the industry faced a structural contraction in 2023 as high inflation and the reversal of safety stocking led to a double-digit decline in volumes. European corrugated demand grew in 2024, and is expected to grow until 2029 by more than 1.5% annually, driven by long-term growth drivers.28
Structural Demand Drivers Underpinning Confidence in Growth
Management remains confident in the industry’s return to a long-term trend growth rate of more than 1.5% per year by the end of 2027. This confidence is anchored by three primary demand-side pillars:29
•E-Commerce Maturation: While growth has normalised from 2020-2022 peaks, the structural shift towards online retail continues to demand more complex, lightweight, and branded packaging solutions.
•Sustainability and Plastic Substitution: Stringent European regulations (such as the PPWR) are accelerating the transition from single-use plastics to fibre-based alternatives in food, beverage and consumer goods.
•Consumer Staples Resilience: Approximately 35%-40% of EMEA end-use demand is tied to the defensive food & beverage sector, providing a robust baseline for volumes even during periods of consumer spending caution.30
Current Trading and EMEA Outlook
Current trading in the EMEA region reflects a relatively more stable demand and input cost environment.
Manufacturing costs for containerboard reached their lowest levels in the fourth financial quarter of 2025 and remained generally stable through early 2026. A modest uptick in OCC and pulp prices is anticipated in the second financial quarter of 2026.31
4.A.    HISTORY AND DEVELOPMENT OF THE COMPANY
General Corporate Information
The Company is a leading European provider of high-quality, innovative and sustainable packaging solutions. It produces renewable fibre-based packaging products with manufacturing operations in EMEA. Since the Acquisition, the Company has undergone significant transformation designed to simplify its operations, strengthen performance and position the business for long-term value creation.
The Company’s registered and corporate office is at Level 3, 1 Paddington Square, London, United Kingdom, W2 1DL. The telephone number of the Company’s registered office is +44 (0)20 7756 1800. The Company’s
27 Source: [source to be finalised].
28 Source: [source to be finalised].
29 Source: [source to be finalised].
30 Source: [source to be finalised].
31 Source: Fastmarkets European Paper Packaging Forecast (2025) – “Corrugated box and containerboard”, 5-year, volume 25, number 3.

Confidential Treatment Requested by DS Smith Limited
website is www.dssmith.com. The information on the Company’s website does not form part of this registration statement.
History and Development of the Company
History of Legacy DS Smith
Legacy DS Smith was founded in the 1940s as a box-making business in East London. The Company was incorporated as a private limited company registered in England and Wales on 7 July 1978 with the name David S. Smith (Packaging) Limited. On 28 June 1982, Legacy DS Smith was re-registered as a public company limited by shares with the name David S. Smith (Holdings) Public Limited Company. Its name was changed to DS Smith Plc on 17 September 2001 and subsequently to DS Smith Limited upon its delisting on 4 February 2025. Legacy DS Smith was admitted to trading on the LSE from 3 March 1986 until its delisting following the Acquisition. The principal legislation under which the Company operates is the Companies Act.
Legacy DS Smith expanded over subsequent decades through a series of strategic acquisitions, becoming a major player in paper and fibre-based corrugated packaging and recycling. By 2010, Legacy DS Smith operated over 100 sites in 16 countries across Europe and was a large producer of recycled paper, a major recycling group and the leading manufacturer of corrugated packaging in the United Kingdom.
From 2010 onwards, Legacy DS Smith pursued a series of significant acquisitions that expanded its footprint across the EMEA region, which materially increased the Group’s scale, extending its presence in key countries and regions including France, Italy, Germany, Eastern Europe and the Iberian Peninsula. In 2017, Legacy DS Smith also entered North America through its acquisition of Interstate Resources. This drove substantial inorganic revenue growth and strengthened the Group’s positioning as the leading pan-European corrugated packaging platform operating in over 29 countries with a blue-chip customer base. This series of strategic acquisitions was not fully integrated, creating a complex, overly layered structure and significant operational inefficiencies within Legacy DS Smith.
The Combination with International Paper
On 16 April 2024, the boards of International Paper and Legacy DS Smith announced that they had reached an agreement on the terms of a recommended all-share acquisition by International Paper of the entire issued and to be issued share capital of Legacy DS Smith, valuing the business at approximately £5.8 billion (approximately €6.8 billion at the time the Acquisition was announced). The Acquisition was approved by International Paper and Legacy DS Smith shareholders and the relevant regulatory authorities, with the court-sanctioned scheme of arrangement between Legacy DS Smith and its shareholders becoming effective on 31 January 2025.
The Group’s Evolution under International Paper Ownership
At the time of the Acquisition, Legacy DS Smith had operations in over 29 countries across Europe and North America. Legacy DS Smith had built a strong reputation through its dedication to customers, deep regional management expertise, focus on innovation, quality of packaging and consistent security of supply. Legacy DS Smith had also established itself as the leading producer of corrugated packaging solutions in Europe, actively replacing plastics, removing carbon from supply chains and providing innovative recycling solutions that benefitted both customers and wider society.
Upon completion of the Acquisition, International Paper set about integrating the operations of Legacy DS Smith into its own operations. This integration was executed on a regional basis, with Legacy DS Smith’s North American operations integrated into International Paper’s North American business to form the “Packaging Solutions - North America” division, and Legacy DS Smith’s European operations combined with International Paper’s European operations to form the “Packaging Solutions - EMEA” division. Prior to the Acquisition, International Paper operated a focused network of two mills, one recycling centre and 23 converting facilities across France, Spain, Portugal, Italy and Morocco. The combination of these assets with Legacy DS Smith’s European assets created a leading European business serving an enlarged customer base across similar core segments in FMCG, e-commerce and industrials, and a new presence in agriculture for DS Smith.

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The combination also brought new corrugated packaging capabilities that complemented Legacy DS Smith’s existing operations. It added the Madrid mill, a lightweight, modern and low-cost facility, which strengthened the Group’s integration in Iberia. It also established a number one position through an integrated packaging business in Morocco. More broadly, the combination improved the density and integrated position of the Group’s operations in Iberia and Italy, and broadened the Group’s presence in the fresh fruit and vegetable segment, including expertise and capabilities in punnets. The fresh fruit and vegetable segment is a high-growth segment driven by plastic substitution, which complemented the FMCG focus of the Legacy DS Smith portfolio.
During the integration period following the Acquisition, the Group’s new management team, led by Timothy S. Nicholls and Vincent Bonnot, undertook a thorough reorganisation of the Group, alongside significant investment in its facilities across Europe, which focused on simplification, productivity enhancement, accountability and the creation of a structurally improved cost base. Central to this was the application of International Paper’s 80/20 performance framework. The International Paper’s 80/20 performance framework drives the dynamic allocation of resources towards the 20% of customers who drive 80% of the Group’s profits. It focuses on maximising the potential of a low-cost footprint and targets capital expenditure where it is most effective. The Group’s scale, diversified customer relationships and established value proposition created a clear opportunity to implement this philosophy for growth and was designed to unlock meaningful value for both Shareholders and International Paper Shareholders.
As part of this reorganisation, and as a condition of European Commission clearance of the Acquisition, five legacy International Paper sites (three in France, one in Spain and one in Portugal) were divested.
The key actions affecting the Group under International Paper’s ownership are summarised below.
Simplified, Focused Organisational Structure
Since the Acquisition, the Group has taken significant steps to integrate the Legacy DS Smith business in EMEA with International Paper’s EMEA business, and also to significantly improve the integration of legacy acquisitions under a much-simplified organisational structure providing far greater accountability. This has included an enterprise-wide simplification anchored in the systematic elimination of legacy complexity and layered reporting structures. As part of this ongoing programme to optimise and right size the Group’s operating model, approximately [3,000] roles have been removed to date across EMEA as at 30 June 2026 as the Group reduced its regional structure from three macro regions, 13 subregions and 34 clusters to a more streamlined structure comprising just seven subregions and 23 clusters, removing three layers of reporting between the Group’s executive committee and facility-level management and associated overheads.
Rigorous Focus on Operational Enhancements
The organisational simplification is one step in delivering an enhanced customer focus proposition, moving accountability closer to the point of operational and commercial decision-making, improving speed and clarity of execution and establishing a tighter management circuit between strategy setting and delivery. In addition to the structural changes, the Group has implemented a rigorous focus on driving operational improvements, delivering significant cost efficiencies and enabling the Group to price competitively. This, in turn, is expected to deepen customer relationships and support market share gains, creating a flywheel effect among cost efficiency, pricing discipline and commercial growth. Through structural cost opportunities identified across overheads, site level savings and procurement savings, the Group expects to achieve ~€[480] million of cumulative savings over the medium-term, with approximately €[175] million of cost savings delivered to date, including the impact of [35] facility closures. The Group continues to identify further opportunities.
Going forward, the Group expects these actions to deliver a structurally improved cost base, providing greater clarity on margin recovery, driving earnings visibility and ultimately delivering superior shareholder returns.
Updated and Aligned Commercial Strategy
The Group has made significant progress towards implementing a data-driven, customer-centric commercial model, built on the foundations of the International Paper 80/20 performance framework. This approach focuses

Confidential Treatment Requested by DS Smith Limited
resources, capital and operational effort on the geographies, customers, assets and products that drive the majority of value, while actively simplifying or exiting lower-value complexity. The Group has developed this framework in EMEA using a regional, bottom-up approach, ensuring that the model reflects competitive dynamics in each region. Regional leadership teams within the Group design, own and implement the framework within their region, supported by locally embedded project management teams, drawing on deep market knowledge and strong execution capabilities. These teams lead project planning, execution and tracking on the ground, ensuring accountability, pace of delivery and alignment with local competitive dynamics.
Under this approach, the Group now categorises customer and product portfolios into quartiles based on their profit contribution and the effort and overhead required to serve them. The largest and most strategically important customers and products (the “80s”), which represent the majority of revenues, are prioritised, while the service model is simplified or standardised for the remaining customers and products (the “20s”).
For 80s customers, the Group deploys dedicated commercial, operational and technical resources. The Group focuses on delivering consistently high-quality products, responsive customer service and on-time delivery. The service proposition includes high-touch account management and close collaboration with customers on bespoke product design. The Group engages with its customers through research and development (“R&D”) centres, which allow for interactive sessions where packages are assessed on a number of different metrics and specific business challenges are discussed, such as improving sales, product protection or handling costs or regulatory compliance. For 20s customers, the Group applies a more standardised, cost-efficient service model, designed to ensure product reliability, while minimising operational complexity and cost to serve.
Transformational Footprint Restructuring and Investment across the Portfolio
Alongside the organisational restructuring and cost actions, the Group has also undergone a significant restructuring of its footprint. Since February 2025, the Group has taken extensive action, with [50-60]% of packaging plants impacted by either site closures, disposals or volume transfers to more efficient plants. These measures have improved utilisation, while concentrating capital and resources on the most efficient plants as identified in the 80/20 performance framework. In parallel, International Paper has invested approximately €[1.1] billion in the Group’s assets during 2025 and 2026, which is expected to deliver substantial efficiency and returns benefits over the medium term. This expenditure has covered (i) continuation of the Group’s mill investments, (ii) transformation projects supporting the footprint restructuring, (iii) growth investments to upgrade equipment and deliver capacity redeployment, and (iv) ongoing maintenance and regulatory compliance expenditure. Examples of these investments include an approximately €[310] million transformational investment at the Group’s Lucca mill in Italy, comprising the construction and installation of a new state-of-the-art paper machine, together with a new OCC plant, upgraded water and effluent treatment facilities and associated site infrastructure. The new paper machine is scheduled for handover from the equipment supplier in late September 2026, with commercial production ramp-up thereafter. The investment is expected to deliver a step-change in efficiency, cost position and capacity at the Lucca mill, supporting the Group's strategy of concentrating capital on its most efficient assets consistent with the 80/20 performance framework. As at the Latest Practicable Date, civil, mechanical and electrical works are substantially progressed, with commissioning activities (including input/output and motor testing and initial water runs) underway.
As a result of these investments by the International Paper Group, the Group’s mills have moved meaningfully lower on the cost curve, with most mills now profitable and sitting within either the first quartile of the cost curve, or in the second or third quartiles with signs of improvement. The Group’s converting facilities, packaging plants and recycling centres now operate on structurally improved cost bases. These actions are further supported by targeted packaging and paper site cost-out initiatives, procurement and sourcing synergies and rightsizing overheads through the ZeroUp programme, a cost discipline initiative designed to eliminate unnecessary overhead costs and rebuild the cost structures in an efficient and disciplined way. As at the Latest Practicable Date, approximately €[175] million of cost has been extracted on an annualised basis across the Group’s estate since the Acquisition with a total of approximately €[480] million in cumulative savings identified to be delivered over the medium-term.

Confidential Treatment Requested by DS Smith Limited
Reasons for the Separation
During the integration of the International Paper Group and Legacy DS Smith and the period of extensive transformation and investment following the Acquisition, International Paper undertook a detailed evaluation of the North America and EMEA markets. At the end of this review, the International Paper Board concluded that the separation of the Group and the North America Packaging Business into two independent, publicly listed companies was the next step in maximising long‑term value creation for International Paper Shareholders.
Since the Acquisition, significant progress has been made in strengthening both the North America Packaging Business and the EMEA Packaging Business, creating two scaled regional packaging solutions businesses with strong customer relationships, leading brands and talented management teams. The application of the 80/20 performance framework and region‑specific strategies has delivered significant operational improvements, strengthened relative supply positions and enhanced customer service across both regions.
However, the International Paper Board, after careful consideration of the facts known at the time and evaluation of information presented by management of International Paper, legal counsel, financial advisers and an independent adviser to the International Paper Board recognised that the EMEA Packaging Business and the North America Packaging Business operate in fundamentally different market environments and are at different stages of their respective transformation journeys. These differences necessitate tailored strategic priorities, operating models and capital allocation approaches. The International Paper Board believes that the Group, as a standalone, independent company, will be better positioned to tailor its strategy to evolving EMEA market demands, further optimise its footprint, drive additional structural cost reductions and build on the commercial strategy instilled by the 80/20 performance framework. The International Paper Board has determined, among other things, that continued ownership within a single group structure is not expected to deliver material incremental operational or commercial synergies or maximise value for shareholders. Instead, the International Paper Board believes that the scale and strategic requirements of each business increasingly support independent governance, accountability and decision‑making, and that separation of the businesses is advisable and in the best interests of International Paper and its shareholders. The International Paper Board also considered the friction costs of separating the two businesses and determined such costs to be significantly outweighed by the financial benefits for both International Paper and the Group arising from the Separation.
The Company, as an independent company incorporating the EMEA operations of Legacy DS Smith and International Paper EMEA, expects to continue to extend its position as a leading European P&P solutions company, defined by best-in-class innovative customer solutions, high-performance operations and sustainability leadership. The Group will continue to execute its 80/20 commercial strategy whilst focusing on meeting evolving market demands, helping customers achieve their commercial and sustainability goals, and reallocating resources to drive innovation and enhanced service. The Group expects to have a strong investment grade balance sheet and dividend policy to help support its operational delivery and provide flexibility to engage in high-return organic and inorganic investment.
The International Paper Board intends that the Separation will enable both businesses to deliver tailored strategies for their respective markets, improving financial performance and shareholder returns.
Capital Expenditure and Divestitures
See “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Capital Expenditure”.
Public Information
See “Item 10. Additional Information—10.H. Documents on Display”.

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4.B.    BUSINESS OVERVIEW
This Item 4.B. should be read in conjunction with “Presentation of Financial and Other Information—Market, Economic and Industry Data” for further information on the use of market and industry data in this registration statement.
Business Overview
The Group is a leading, scaled provider of innovative fibre‑based packaging solutions, operating in over 29 countries across EMEA.
Customer excellence is at the very centre of the Group’s business model and strategy. It delivers high‑quality, innovative, sustainable customer‑specific packaging solutions, supported by reliable on‑time delivery, responsive customer service and close account‑level engagement, which together underpin long‑term customer relationships. The Group’s approach aligns with clear preferences observed in independent customer research, which identifies reliability as the most important purchasing criterion, ranked among the top‑five decision factors by approximately 88% of customers, with on‑time, in‑full delivery identified as the most critical component of reliability.32
The Group serves over 30,000 customers, across FMCG, industrial and e-commerce, logistics and retail end-markets. FMCG represented [●]% of [8M25] corrugated packaging volume, with industrial representing [●]% and other consumer-related end-markets [●]%. The Group’s operations span Europe and certain countries within North Africa and are organised into seven subregions. A breakdown of these subregions’ revenues for each of FY23, FY24 and [8M25] is included below.

Region	FY23 Revenue	FY24 Revenue	8M25 Revenue
Central EMEA	[●]	[●]	[●]
East EMEA	[●]	[●]	[●]
North EMEA	[●]	[●]	[●]
South East EMEA	[●]	[●]	[●]
South West EMEA	[●]	[●]	[●]
France	[●]	[●]	[●]
UK & Ireland	[●]	[●]	[●]
Total	[●]	[●]	[●]
The Group operates across packaging, paper manufacturing, recycling and waste management, but organises these activities within a single operating division, reflecting its vertically integrated operating model.
The Group’s principal activity is designing and manufacturing corrugated packaging. The Group is one of the leading corrugated packaging businesses in Europe by volume, operating a network of 189 packaging plants and selling approximately [●] billion square metres of corrugated board in [8M25].
The Group’s packaging operations are supported by its paper operations and recycling and waste management services. The Group has 25 recycling centres which recycled approximately [●] billion square metres in [8M25], making it Europe’s leading cardboard, containerboard and paper recycler. These recycling services provide raw material, primarily OCC, for its recycled papermaking processes and for third-party paper manufacturers. Its paper operations include 14 paper mills, which manufacture corrugated case material (“CCM”), a general term used to describe containerboard, namely liner and fluting. Of the 14 CCM mills, one is a Kraftliner mill producing virgin paper and 11 are Testliner mills producing recycled paper. The Group also operates two small mills producing specialist paper grades, designed for plasterboard, board-making, and other demanding applications. The Group’s paper and recycling operations primarily exist to service the Group’s packaging operations; however, the Group also sells a small proportion of its OCC and CCM to third parties. In [8M25], third-party sales of OCC and CCM products generated revenues of €[●] million.
32 Source: 2025 Corrugated Packaging GTM Survey.

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The Group aims for its paper products to be made from recycled or sustainably sourced fibres. The Group applies a circular design model across its packaging operations, designing products with recyclability and reuse in mind, and embedding circular‑economy principles from initial design through to end‑of‑life recovery.
The Group’s key packaging solutions include:
•Retail Packaging Solutions: retail and shelf-ready packaging (ranging from punnets used for packaging fresh produce to folding cartons and trays), octabins used for bulk storage and transport of goods, point-of-sale displays, corrugated trays, transport cases and wraparounds;
•Industrial Solutions: heavy-duty packaging, pallets, edge protectors, kit packaging, transport trays, buffers and inserts; and
•E-commerce Solutions: Tape Back box, Safe Sender box, paper bags and Fastpak containerboard envelope.
In [8M25], the Group achieved aggregate revenues of €[5.50] billion (FY24: €8.33 billion).
Sustainability and circularity are increasingly a source of commercial differentiation for the Group, rather than solely a matter of regulatory compliance. The Group’s vision is to be the leading supplier of sustainable packaging solutions, delivered through a vertically integrated recycling, paper and packaging model that keeps fibre in circulation, including its “box-to-box in 14 days” closed-loop system, and through a long-standing partnership with the Ellen MacArthur Foundation focused on circular economy principles.
This positioning resonates across the stakeholder groups that together shape the Group’s revenue, cost of capital and access to skills, namely: (i) customers, reflected in growing demand for fibre-based packaging that is all recyclable or reusable, with over 1.7 billion units of problematic plastic replaced since 2020 and over 58,000 design decisions shaped by the Group’s circular design metrics tool; (ii) investors, through recognition such as the CDP “A List” status; and (iii) people, a 1.5°C science-based target validated by the Science Based Targets initiative (“SBTi”). The Group continues to strengthen this position operationally, including the €90 million transition of the Rouen paper mill to biomass, expected to reduce emissions by approximately 99,000 tonnes of carbon dioxide equivalent (“CO2e”) annually, and has achieved a 21% reduction in total greenhouse gas emissions against its 2019/20 baseline.
Taken together, the Group believes that its sustainable product portfolio and independently verified sustainability credentials contribute to pricing resilience, customer retention and access to capital. These benefits complement, rather than merely respond to, the regulatory and disclosure requirements applicable under UK and EU sustainability frameworks.
Business Model and Strategy
The Group operates a strategically integrated, circular business model, positioned across the core stages of the corrugated packaging value chain, including upstream recycling and paper manufacturing, and downstream packaging conversion operations, supplemented by packaging services and point‑of‑sale solutions. Within the value chain, the Group is predominantly downstream‑focused, with a network of 189 packaging plants, located in close proximity to its customers. The Group’s goal is to deliver growth through focusing on its customers, offering high-quality products, innovative solutions and comprehensive service across its extensive network.
The Group predominantly wins business through relationships, building close ties with customer key decision-makers, running product campaigns and online webinars, and attracting customer interest through its website and social media. The Group also meets customers face-to-face at industry trade shows and in its own innovation centres, where it runs hands-on workshops. On the back of the Group’s consistent delivery of reliable, high-quality products and service, customers tend to stay and often sign long-term deals, sometimes on an exclusive, sole-supplier basis, which locks in repeat business and makes them reluctant to switch, even with strong competition from rivals. The Group’s marketing, sales, and product teams all work closely together to ensure a consistent strategic direction.

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Position in the Value Chain
The upstream operations refer to the operations up to and including the manufacture of containerboard. Containerboard consists of both liner and fluting, with liner used on the outside of a corrugated sheet, and fluting in the middle. Containerboard is produced in a paper mill, with the primary inputs being either wood or pulp (“Virgin Fibre”) in a Kraftliner mill, or recovered paper (“Recycled Fibre”) in a Testliner mill. Approximately 80% of containerboard manufacturing is from Recycled Fibre and the remaining 20% is Virgin Fibre.
The Group operates 25 recycling centres which specialise in sourcing, sorting and processing OCC and paper from retailers, manufacturers, local authorities and other recycling and waste management companies. The used paper and OCC are primarily used by the Group’s own paper mills to make recycled containerboard, with any excess sold outside the Group to other paper manufacturers or traders. The Group’s recycling operations support its paper operations by providing the Recycled Fibre required, with a consistent and well-defined quality, which, in turn, enables its paper mills to produce paper with precisely the performance characteristics required by its packaging operations. The recycling operations also support the Group’s corrugated packaging business by helping retailers get best value from their OCC, encouraging the use of corrugated packaging over other packaging materials.
The Group produces a large range of corrugated packaging products, including consumer packaging, transit packaging and shelf-ready packaging. Containerboard produced at paper mills is distributed across a network of 189 packaging plants, where it is converted into corrugated sheets and finished packaging solutions through cutting, printing and assembly processes tailored to customer requirements. Packaging solutions are developed in close collaboration with the Group’s customers, incorporating packaging design, material optimisation and performance testing to enhance functionality, cost efficiency and recyclability. Finished products are distributed across a broad range of segments, with used packaging subsequently returning to the recycling stream, reinforcing a closed‑loop, circular operating model at the core of the Group’s business.
Short Paper Position and Integration Strategy
The Group operates a “short paper” business model, under which it is a net purchaser of containerboard for its packaging operations, rather than fully vertically integrated across paper production and conversion. Approximately 65% of packaging paper consumption is supplied through owned mills or long‑term swap arrangements, increasing to approximately 85% in specific grades where the Group has structural scale and capability.
In determining its integration strategy, the Group considers a range of factors including cost competitiveness versus external sourcing, security of supply, grade alignment with box demand, transport distances and return on invested capital. The current level of integration reflects a strategic decision to prioritise capital efficiency, flexibility of sourcing and proximity to the Group’s customers, rather than owning paper capacity across all regions. The Group’s mills are primarily focused on producing high‑quality, lower basis‑weight containerboard grades designed to support the performance characteristics required by its packaging converting operations, while externally sourcing from the open market where this is more economically efficient. This approach allows the Group to balance security of supply with capital discipline. The Group believes this to be the correct strategy in the fragmented European market and will continue to monitor this against the underlying market dynamics in assessing the correct integration strategy over the long term.
As paper is widely traded and readily transportable, the Group is able to optimise its sourcing on a regional basis, including selling internally produced paper in certain markets while purchasing paper in other markets where this is more economically efficient. The short paper position provides benefits during periods of paper oversupply, enabling the Group to source containerboard at more competitive prices. However, it also results in greater exposure to containerboard price movements during tighter market conditions, and accordingly margins may exhibit higher sensitivity to paper price cycles than those of more vertically integrated peers.
The Group is focused on prioritising capital efficiency and believes its current integration level appropriately reflects its existing mill footprint, capabilities across grades and geographies, transport distances, and the structural characteristics of the European paper market, which is significantly oversupplied. Further integration would typically require investment in additional paper capacity, often outside the Group’s core grades or geographies, and

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therefore will be pursued selectively. Where appropriate, this may include consideration of targeted investments, acquisitions in paper capacity, or the agreement of further long-term offtake or swap agreements, where such opportunities offer a strong strategic fit, cost competitiveness and attractive capital returns.
In the near-to-medium term, the Group expects to continue its short paper business model, reflecting the prevailing European supply‑demand outlook and the capital intensity of paper assets relative to higher‑return opportunities in downstream packaging operations. However, it will continue to assess this position against prevailing market conditions.
Revenue and Cost Drivers
The primary long-term revenue driver for the Group is the demand for corrugated boxes. Approximately [●]% of box volume sales are from FMCG and other consumer customers, with only [●]% linked to industrial demand. This end-market exposure supports relative revenue resilience through economic cycles compared with peers, which are typically more exposed to industrial demand.
OCC is a key input for the Group as a large manufacturer of recycled corrugated boxes. The costs for this input material can be volatile and influenced by collection rates, containerboard production capacity, and consumer packaging demand. Approximately 57% of sales contracts are indexed to paper prices, providing partial mitigation against input cost inflation, typically with a lag of three to six months. Other contracts are subject to commercial renegotiation to effect price pass-through.
In addition, paper and packaging production is energy intensive, with energy costs representing a meaningful component of variable manufacturing costs. Approximately 56% of the Group’s paper mill production is reliant on natural gas, with the balance drawn from electricity, biomass and other sources. Energy prices remain subject to volatility, driven by macroeconomic conditions, geopolitical developments (including the recent Middle East conflict, which contributed to elevated European gas prices during the first six months of 2026), evolving regulatory frameworks and supply demand imbalances. Recent market conditions have translated into an estimated €40–60 per square tonne of incremental cost pressure across the European containerboard sector.
The Group actively manages this exposure through a dynamic hedging programme covering natural gas, electricity and carbon positions (under the European Union Emissions Trading System (“EU ETS”)) across its portfolio. As at [April] 2026, approximately [62]% of the Group’s net energy exposure for FY26 was hedged, with progressively lower cover for the 2027 financial year to the 2029 financial year, reflecting a rolling hedging approach designed to smooth the impact of short-term price movements, while retaining flexibility to respond to changing market conditions. The Group’s hedging strategy is overseen by [a treasury / risk committee] and executed within Board-approved risk parameters, with the ability to take profit on existing hedge positions where market conditions are supportive.
The Group also benefits from a portfolio of energy support and compensation schemes across its principal jurisdictions, including: (i) carbon dioxide indirect compensation (Spain, Germany, France, the United Kingdom and Romania), under which energy-intensive industrial users are compensated for the pass-through of EU ETS carbon costs in wholesale electricity prices; (ii) interruptibility and capacity market payments, received in return for making industrial demand available for curtailment at times of grid stress and for committing firm capacity to the electricity system; (iii) white certificate schemes, rewarding verified energy efficiency improvements; and (iv) site-specific arrangements at certain of the Group’s mills. In particular, the Group’s Lucca mill in Italy benefits from a dedicated high-voltage grid connection arrangement, also known as the “Lucca interconnector”, which provides the site with preferential transmission access and reduced network charges under the Italian regulatory regime for energy-intensive industrial users, delivering a recurring reduction in the site’s effective electricity cost. Taken together, these schemes are expected to deliver benefits of approximately €[100] million in FY26, providing a partial and structural offset to underlying energy cost inflation. Notwithstanding these mitigants, residual exposure to unhedged volumes and forward-year pricing means that sustained energy price inflation could adversely impact the Group’s cost base and margins, particularly at the Group’s more energy-intensive mills.
Labour costs also represent a material component of the Group’s cost base, with annual direct and indirect employee-related costs of approximately €[1.23] billion for [8M25], reflecting the labour-intensive nature of

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corrugated packaging, paper manufacturing, recycling and logistics operations across EMEA. The Group employs a large, highly skilled, operational workforce across packaging plants, paper mills and recycling centres, supported by commercial, technical and sales teams.
For a discussion of the challenges that might prevent the Group from executing its growth strategy successfully, see “Item 3. Key Information—3.D. Risk Factors”.
Key Pillars of the Group’s Strategic Roadmap
The actions taken since February 2025 have built the foundations of the Group’s new strategic roadmap, which the Group is confident will deliver attractive and sustainable long-term returns for shareholders. The Group believes that the EMEA paper and packaging market, and particularly the specific segments in which the Group operates, offer attractive long-term opportunities for growth. However, the Group recognises that there are near-term headwinds, and its strategy (as outlined below) is built around a philosophy of providing attractive returns for shareholders through the cycle, with self-help measures providing near-term earnings momentum, thereby enabling the Group to increase its supply position as the market evolves. The key pillars of the Group’s strategy are:
1.Building an advantaged cost position through transformative actions across the mill and packaging plant network and a rigorous focus on operational excellence;
2.Delivering superior customer experience that focuses on quality, reliability, efficiency, innovation and sustainability; and
3.Leveraging disciplined investments to support enhanced scale and capabilities to deliver this superior customer experience and advantaged cost position to customers at scale across EMEA.
When combined with the Group’s key focus on making the Company a great place to work, the Group is confident that this strategic roadmap will lead to consistent profitable growth, allowing the Group to reinvest in its platform and further improve its cost position, customer experience and drive growth above the broader market.
Strategic Competitive Strengths
Leading supplier in Europe with best-in-class commercial and operating platform
The Group is one of the leading suppliers of corrugated packaging solutions in Europe, with a scaled and highly diversified operating platform spanning paper production, packaging and recycling. It operates a network of 189 packaging plants and 14 paper mills in over 29 countries across EMEA, supported by an extensive recycling footprint. The Group’s manufacturing and converting footprint across Europe provides scale and proximity to customers, supporting efficient and reliable service delivery, a core facet of its customer excellence proposition across multiple countries and regions. This footprint has been materially enhanced by the combination of International Paper EMEA with Legacy DS Smith’s operations in Central EMEA, East EMEA, North EMEA, South East EMEA, South West EMEA, France and UK & Ireland, further building the Group’s network and capabilities. The Group’s extensive footprint is complemented by its deep local expertise, allowing it to tailor its strategy at a regional level.
As a result, the Group strives to operate a resilient and scalable platform capable of supporting large, international customers while maintaining subregional teams and capabilities offering a tailored offering for more local customers consistent with unique demands and competitive dynamics within subregions and countries.
Solutions-based partner to leading European customers
The Group operates a customer-centric model, delivering high-quality, customer-specific packaging solutions, supported by reliable, on-time delivery, responsive customer service and close account-level engagement, which together underpin long-term relationships with a range of blue-chip customers across EMEA. The Group’s 80/20 performance framework reinforces this approach by concentrating commercial, operational and innovation resources on its 80s customers, where service differentiation, reliability and partnership have the greatest impact. Independent customer research demonstrates that this focus is well-aligned with customer priorities. Reliability is the single most

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important purchasing criterion in the European corrugated packaging market, with approximately 88% of buyers ranking it among their top five priorities, and on‑time, in‑full delivery identified as the most critical component of reliability.33 Customer service quality and responsiveness are also consistently ranked among the top drivers of supplier selection. The Group is pleased to rank first among integrated peers for overall customer satisfaction, as evidenced by respondents ranking DS Smith #1 on Net Promoter Score (“NPS”) in the December 2025 go-to-market survey, with an NPS of 31%.
Well-positioned to capture attractive long-term demand fundamentals and industry structural dynamics
The Group serves European packaging sectors characterised by essential use applications across food, retail, logistics and e-commerce. Corrugated packaging demand is projected to grow at more than 1.5% per year across European countries through to 2029. Long-term demand is underpinned by structural drivers, such as growth in e‑commerce, demand for recyclable packaging, and increasing complexity of customer supply chains. E‑commerce growth is projected to be in the mid-to-high single digits per year across most European markets, driving increased packaging demand. Structural sustainability tailwinds also support demand, with packaging recycling rates in Europe already at approximately 65-70% and EU regulations requiring [all] packaging to be recyclable by 2030. With exposure across a broad range of product sectors and geographies, the Group’s diversified footprint provides resilience through economic cycles.
Leading industry innovator to promote brand differentiation
Innovation is a core component of the Group’s differentiation and is closely aligned to the Group’s customer‑centric operating model. The Group works in close partnership with customers to integrate innovative design and development capabilities into its packaging solutions, addressing evolving operational, commercial and sustainability requirements. This highly collaborative, partnership‑driven approach enables the Group to embed itself within its customers’ operations, supporting deeper, longer‑term customer relationships. The Group has established significant innovation capabilities, with approximately 700 designers and innovators, a network of nine major innovation hubs and 37 practical innovation centres across its operating footprint.
Customer survey data indicates that approximately 30% of buyers rank innovation among their top purchasing criteria, rising to around 40% in more technical or consumer‑facing end‑markets.34 Buyers identify the ability to reduce total packaging cost and improve sustainability performance as the most important outcomes of innovation, with the majority indicating a willingness to financially reward innovation that delivers these benefits.
The Group’s innovation capabilities support the Company’s position as a partner to customers across the packaging value chain, enabling it to deliver end‑to‑end, scalable and commercially viable solutions.
Operational Competitive Strengths
Optimised integration level in an oversupplied market with a well-balanced and secured supply chain
The Group operates with a strategic level of vertical integration that reflects the structural characteristics of the European containerboard industry, which is currently characterised by oversupply and sub‑optimal utilisation across many regions. Approximately 65% of packaging paper consumption is supplied through Group-owned mills or long‑term swap arrangements, increasing to approximately 85% in specific grades where the Group has structural scale and capability, while it remains net “short paper” overall. This integration level balances security of supply and cost efficiency against the high capital intensity and limited returns associated with expanding paper capacity in an oversupplied market. Internal paper sourcing is allocated to packaging operations where it is cost‑advantaged and logistically efficient, with external sourcing used selectively to maintain flexibility by grade and geography. This level of integration balances security of supply with flexibility, resulting in differentiated exposure to paper price movements relative to more fully integrated peers.
33 Source: 2025 Corrugated Packaging GTM Survey.
34 Source: [source to be finalised].

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Well-invested [and right-sized] portfolio of packaging facilities and mills, benefiting from significant efficiency investments
During 2025 and 2026, the International Paper Group undertook a comprehensive refocusing and reinvestment programme, committing approximately €[1.1] billion of capital investment to strengthen the Group’s core mills and converting facilities. This programme was tightly aligned to the Group’s 80/20 performance framework and focused on concentrating investment into a smaller number of higher‑quality, well-positioned facilities, while exiting or restructuring non‑competitive activities.
As a result, the Group now operates a simplified, well‑invested and more resilient asset base, with improved reliability, higher utilisation and a structurally lower cost profile. The majority of transformation-related capital expenditure has now been executed and, following completion of this programme in [2026], management expects reduced transformation capital spending, with future investment increasingly focused on maintenance, selective growth and high‑return efficiency initiatives.
Highly experienced management team
Following the Separation, the executive team described below is expected to continue to execute the Group’s strategy, supported by regional leadership teams and locally embedded project management teams across the Group’s operating footprint. The Group is led by a highly experienced management team with deep collective industry and regional expertise.
Timothy S. Nicholls, Chief Executive Officer, has significant experience across corrugated packaging, paper and European manufacturing operations. He previously served as International Paper’s Chief Financial Officer from 2007 to 2011 and again from 2018 to 2025, and has nearly three decades of experience in the packaging and paper industry. With effect from 1 April 2025, Mr. Nicholls began serving as leader of the combined International Paper and Legacy DS Smith EMEA teams overseeing the EMEA Packaging Business. In this role, he was responsible for driving the successful integration of DS Smith and implementing the Group’s performance strategy across the region, with a focus on operational excellence, customer value, and sustainable growth. In addition to serving as International Paper’s CFO, he previously oversaw the Group’s industrial packaging and printing and communication papers businesses.
Vincent Bonnot, Chief Financial Officer, is a seasoned international finance and strategy executive with extensive experience in competitive industrial sectors and deep expertise in the global P&P industry. He has spent over 17 years at International Paper, having served in various roles, including as Vice President of Financial Planning and Analysis, Vice President of Finance, Corporate Controller, and Chief Financial Officer, EMEA.
Stefano Rossi, [Head of Packaging], has over 35 years of experience in the P&P industry. He previously served as Chief Executive Officer of Legacy DS Smith’s Packaging division from 2014 through to closing of the Acquisition, leading the business through a decade of significant growth and transformation.
Paul Brown, [Head of Paper, Recycling, Sourcing & Procurement], has nearly 35 years of experience in the P&P industry. He is a senior paper, sourcing and procurement executive with extensive experience across fibre and packaging supply chains. Since the closing of the Acquisition, he has led the Group’s global procurement strategy, with a focus on cost and value optimisation, supplier partnerships and security of supply. Prior to this role, he held a variety of leadership roles at Legacy DS Smith.
Regional leadership teams and locally embedded project management teams across DS Smith’s operating footprint bring deep local market knowledge and strong execution capabilities, leading project planning, execution and performance tracking on the ground. This structure ensures that the Group’s strategy is translated effectively at a local level and delivered consistently across regions.

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Financial Competitive Strengths
Investment grade balance sheet
The Group intends to maintain a strong investment‑grade balance sheet, with [●] net debt/Adjusted EBITDA as at the time of UK Admission, providing significant financial flexibility to support shareholder distributions and continued organic investment across its platform with flexibility to pursue selective inorganic opportunities over the medium term, subject to strategic fit and financial discipline.
Anticipated significant margin upside to be realised following self-help steps taken under IP ownership
Under the International Paper Group’s ownership, the Group has undertaken a broad self‑help programme spanning footprint rationalisation, operational excellence, sourcing optimisation and overhead reduction. To date, the programme has delivered approximately €[175] million in cost savings, with an incremental €[1] million of cost savings expected to be delivered by the end of 2027 from ongoing initiatives, supporting the potential for improved profitability relative to recent performance, subject to execution and market conditions. The Group continues to widen the scope of its 80/20 performance framework implementation, which is continuing to identify further areas for cost savings. The Group’s self-help initiatives and investment programme are intended to improve profitability through the cycle, independent of assumptions regarding market recovery.
Achievement of substantial efficiency and returns benefits expected
The International Paper Group committed approximately €1.1 billion of gross capital expenditure to the Group’s facilities during 2025 and 2026, focused on repositioning the asset base and improving cost efficiency across the integrated mill and box‑plant network. This investment has been concentrated into fewer, higher‑quality assets, aligned with the Group’s 80/20 performance framework.
A significant proportion of this investment is yet to fully translate into operational and financial returns, with benefits expected to accrue over time as operational initiatives are embedded and assets operate at higher utilisation, subject to demand and execution. Management has already taken tangible actions to help enable this transition, including the closure or consolidation of 31 packaging plants, one paper mill and one recycling centre, alongside headcount reduction of approximately 3,000 employees and the redirection of volumes into the more efficient sites. The Group expects these actions will allow it to deliver the same volume of boxes through a simpler, more integrated network, with materially lower fixed costs and reduced overhead leakage.
Early evidence indicates improving utilisation across much of the Group’s footprint, while maintaining safety and service levels, supported by targeted reinvestment in modernised equipment and energy‑efficient systems. The capital spending programme is closely coordinated with the Group’s broader structural cost initiatives, including sourcing, procurement and overhead reduction, and is intended to deliver a structurally lower landed cost per box and higher, more resilient margins through the cycle. Following completion of this capital expenditure programme, incremental capital requirements are expected to reduce materially, allowing returns increasingly to be reflected in cash flow generation.
Prudent capital allocation framework, built on strong balance sheet, expected to improve adjusted free cash flow profile
The Group operates a disciplined capital allocation framework, prioritising balance sheet strength, high‑return organic investment and sustainable free cash flow generation. Improving cash conversion, combined with the expected benefits from cost and margin initiatives, will support increasing capacity for shareholder returns while retaining flexibility to fund organic growth and medium-term mergers and acquisitions. The Group’s capital allocation framework is designed to support the Group as a standalone, public company following the Separation.

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Key Products and Customers
Customers
The Group prides itself on being a customer-led business and proudly serves approximately 30,000 customers across Europe, with a blue‑chip customer base comprising leading FMCG, retail and industrial companies. Within this blue‑chip customer base, the Group’s key customers comprise a number of large, multinational companies, which together account for approximately 50% of the Group’s volumes and have delivered above‑average growth relative to the wider portfolio over seven years. The Group benefits from a diversified customer base, with its largest single customer representing approximately 3% of the Group’s revenue, its top 10 customers together representing approximately 13% of the Group’s revenue, and its top 50 customers together representing approximately 25% of the Group’s revenue. No single customer accounted for more than approximately 3% of Group revenue in either FY25 or FY24. Accordingly, the Group is not dependent on any single customer or any particular contract with any customer.
The Group’s go‑to‑market model is solutions‑led and closely aligned to its 80/20 performance framework. Customer engagement typically begins at the design stage, particularly for the Group’s 80s customers, where the Group collaborates with customers on packaging design, materials optimisation and sustainability outcomes, before leveraging its manufacturing and printing capabilities. Service reliability, including on‑time and in‑full delivery, is a core element of the Group’s value proposition, particularly for large, centrally managed customers with pan‑European supply requirements.
Resources, innovation capability and service levels are deliberately concentrated on 80s customers through dedicated account management and tailored service offerings. This approach supports deeper partnerships, increased share of wallet and expected sustainable revenue and margin growth over time.
Products
The Group’s core product offering is centred on corrugated packaging solutions used across FMCG, e‑commerce, logistics and industrial, and retail end‑markets. Key products include:
•Retail and shelf‑ready packaging: designed to improve in‑store efficiency, brand recognition and faster replenishment;
•Consumer Packaging: custom designed food, drink, health, and beauty packaging;
•Point‑of‑sale and promotional displays: free-standing display units, modular displays, and counter displays supporting brand visibility and marketing campaigns;
•Transit cases and trays: designed to protect products through transport and distribution;
•E‑commerce packaging: specialised, durable, and easily recyclable packaging tailored towards online retail; and
•Industrial and heavy‑duty packaging: tailored for higher‑weight or specialist applications.
Products range from conventional brown boxes to increasingly specialised solutions incorporating advanced design, printing and material optimisation to support customer branding, logistics efficiency and sustainability objectives.
The Group’s paper operations produce a broad range of linerboard and corrugating medium grades to meet differing strength, appearance and application requirements, including:
•White liners: smooth recycled liners designed for high‑quality printing and premium presentation, commonly used for shelf‑ready and retail‑facing packaging;
•Brown liners: recycled liners offering consistent colour, strong mechanical properties and reliable performance for industrial and transit packaging applications;

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•Corrugating medium/fluting grades: engineered to form the fluted core in corrugated board, optimised for bonding strength and efficiency on high‑speed corrugators;
•Kraftliners: Virgin‑Fibre linerboard with higher tear resistance, moisture tolerance and long‑term compression strength, typically used in demanding logistics environments;
•Dual‑use grades: versatile papers suitable for use as either linerboard or fluting, enabling customers to simplify inventory management while maintaining consistent board performance; and
•Coated papers: containerboard grades with enhanced surface properties to improve print definition and visual quality for premium or retail packaging applications.
Whilst the majority of the paper operations exist to feed the Group’s corrugated packaging operations, paper products are also sold to third parties, with approximately €750 million of third-party paper sales in [8M25].
Materials and Suppliers
The principal raw material for the Group’s paper mills producing recycled CCM is OCC, and the principal raw material for virgin paper is wood pulp. CCM is subsequently the principal input for the production of corrugated packaging, and its production is the most capital-intensive stage in the overall manufacturing process, typically representing approximately 50% of the manufacturing cost of the fully converted packaging product.
Across EMEA, the Group is structurally short paper, with only 65% of paper consumption supplied through owned mills or swaps, resulting in continued reliance on external suppliers and exposure to market paper prices. Paper markets have remained structurally oversupplied, supporting subdued pricing in the near term; however, pricing remains inherently cyclical and sensitive to capacity rationalisation, energy costs and fibre availability.
One of the Group’s largest suppliers of containerboard for its packaging converting operations is the North America Packaging Business. The Group’s intention is to maintain this relationship after the Separation through the Containerboard Supply Agreement (as described in “Item 10. Additional Information—10.C. Material Contracts”). However, the Group will continue to evaluate regularly its supply chain to ensure it is achieving the best economic terms whilst not sacrificing quality or reliability of supply.
Energy is a meaningful cost component at both paper mill and converting operations, particularly for recycled grades. To mitigate these exposures, the Group actively manages supplier relationships, energy procurement and selected hedging arrangements.
Safety above All Else
The Group values safety above all else. The safety and well-being of the Group’s employees, visitors and business partners is fundamental to how it operates. The Group’s goal is to achieve zero serious injuries and fatalities. While part of the International Paper Group, the Group adopted and began implementing a Safety Excellence framework and associated practices across its EMEA operations. These efforts included strengthening governance, enhancing leadership engagement, and initiating enterprise-wide training programmes. The purpose of the Safety Excellence framework is to enhance the Group’s ability to identify high-risk activities, assess control effectiveness, and prioritise actions that meaningfully reduce exposure to the most severe forms of harm, particularly during non-routine and higher-risk work.
As an independent public company, the Group intends to continue and further develop these practices, adapted as appropriate to its business and operating environment.
In furtherance of its Safety Excellence framework, the Board will maintain oversight of safety strategy and receive regular updates on safety initiatives from members of management. The Group plans to continue cascading safety training through all levels of leadership, as management believes a strong relationship exists between safety practices and operational performance. Notably, efforts to enhance risk awareness, reliability and execution may contribute to more stable operations over time. The Group expects ongoing Safety Excellence initiatives to evolve as the Group further develops its standalone governance and operating structure.

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Facilities Overview
The Group operates 189 packaging plants, 14 paper mills and 25 recycling centres, which are located in over 29 countries across EMEA. The Group owns, leases or has the right to use all of its facilities.
The Group’s manufacturing footprint is geographically aligned with its key markets around the world, which allows products to be regionally sourced and more easily tailored to local needs. The Group’s manufacturing units are responsible for the production of products and ensuring that those products are delivered at the right quality, cost and time.
Since January 2025, the Group has been actively right-sizing its footprint and shifting volume to the most efficient packaging plants and reducing capacity and complexity. Thirty-one packaging plants have been closed or sold, with a further [●] planned closures, removing 0.7 kSQM of capacity ([●]% of total capacity). Footprint rationalisation has been primarily concentrated in Eastern Europe and the Nordics & Baltics regions, reflecting higher levels of structural overcapacity and fragmentation. Volume transfers have been successfully executed, enabling the Group to retain customers and maintain spare capacity to grow.
The table below provides an overview of the facilities owned or operated by the Group during 8M25.

Regions	# Packaging Plants	# Paper Mills	# Recycling Centres
Central EMEA	41	2	—
East EMEA	15	1	13
North EMEA	14	—	—
South East EMEA	25	1	3
South West EMEA	36	6	9
France	35	3	—
UK & Ireland	23	1	—
Total	189	14	25

Regions	Paper Mill Capacity (Tonnes)
Central EMEA	865,000
East EMEA	235,000
North EMEA	0
South East EMEA	260,000
South West EMEA	1,295,000
France	540,500
UK & Ireland	800,000
Total	3,995,500
Climate-Related Information
Following UK Admission, the Group intends to undertake a comprehensive review of its broader sustainability strategy and business priorities, and to assess its climate-related risks and opportunities. As part of this exercise, the Group intends to review its transition strategy and associated plan to ensure they are appropriate for the Group’s operations, organisational structure and long-term business objectives as an independent standalone company. In undertaking this review, the Group expects to consider relevant experience, practices and information available from Legacy DS Smith businesses, as well as insights gained through the integration process following the Acquisition. The Group will evaluate such practices and information as appropriate and determine the extent to which they may inform the ongoing development of its own governance, risk management and sustainability frameworks.

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Governance
Following UK Admission, the Board will maintain oversight of climate-related risks and opportunities when reviewing and guiding strategy, budgets and business plans. Annual updates on risk assessments, mitigation and progress will be reviewed by the Board, and the Board will make significant strategic decisions, for example, the adoption of the science-based target (a carbon reduction target set in line with the criteria of the SBTi). The Board will consider the interplay between climate-related risks and opportunities by evaluating climate matters in setting the strategic direction of the Group, strategy implementation, resourcing and leadership.
A new Audit and Risk Committee will be established with effect from UK Admission, which will assist the Board with the oversight of climate-related risks and opportunities. The terms of reference of the Audit and Risk Committee will document the committee’s responsibilities with respect to climate-related financial disclosures. Directors will receive training and updates regularly to keep their knowledge on climate issues relevant to the Group current, including on transition planning. The Board will be updated on climate-related issues at a minimum annually and otherwise on an ad hoc basis, as required.
The Group will establish and maintain an Executive Committee with effect from UK Admission which will be, amongst other things, the primary thematic steering committee handling climate-related matters, including the delivery of the science-based target. Climate-related metrics are discussed by management teams, with progress presented to the Board annually and more frequently on an ad hoc basis, if required. The importance of sustainability, including climate change, is emphasised through the use of environmental, social and governance (“ESG”) considerations within the business plan.
With the establishment of the IFRS’s Sustainability Disclosure Standards S1 and S2 by the International Sustainability Standards Board (“ISSB”) as the global baseline for sustainability and climate-related disclosure, the Group will report under IFRS S2 as will be required by the jurisdictions in which it operates. The ISSB’s IFRS S2 framework supports the Group in identifying and communicating climate-related risks, opportunities, resilience and decarbonisation progress.
The Group intends to consider ESG factors as part of its broader business strategy and long-term value creation framework. The manner in which ESG considerations are incorporated into planning, performance assessment and incentive arrangements, if at all, will be determined by the Group from time to time.
Strategy and Impacts
The climate-related risks and opportunities identified below are broadly consistent with those faced by other companies in the paper and packaging sector operating in similar geographic regions.
In terms of climate-related risks: (i) in the short term, new carbon taxes could be introduced or existing taxes extended as a policy tool to incentivise decarbonisation; (ii) in the medium to long term, raw materials could become more expensive or difficult to acquire due to climate-related disruption; (iii) in the medium to long term, the frequency and severity of extreme weather events could increase, causing damage and disruption; and (iv) in the long term, competition for water could increase in the regions from which the Group withdraws water.
In terms of climate-related opportunities: (i) in the short term, there is an opportunity to drive organic growth due to increasing demand for sustainable packaging (as set out in more detail in “Item 4. Information on the Company”); (ii) in the short term, there is an opportunity to use fewer resources through design and operating efficiency; and (iii) in the medium to long term, there is an opportunity to adopt lower-emission energy sources. Climate scenarios are used alongside other tools to assess vulnerability to climate change and are intended to represent plausible future states to assist learning and aid decision-making rather than to present future projections or forecasts.
Following UK Admission, the Group intends to review and implement its climate-related strategy to support the management of climate-related risks and opportunities and to promote the long-term resilience of the business.

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The impacts of climate-related risks and opportunities have been considered in the Group’s strategy and financial planning. In its operations, the Group’s asset renewal strategies and capital investment decisions are impacted by the value of emissions, incorporating emissions valuations into project appraisals and capital planning, particularly for significant energy-related expenditure in paper operations. ESG considerations are a factor in the Group’s capital expenditure sign-off procedures, and the Group’s R&D investments include alternative packaging materials and barrier coatings. Climate-related matters are integrated into financial planning processes, including budgeting, capital investment and insurance decisions. The Group considers the impact of climate change in preparing its consolidated financial statements, although these considerations do not currently have a material impact on any accounting estimates and judgements, including the estimated future cash flows used in the impairment assessment of goodwill, the assessment of residual values and useful economic lives of property, plant and equipment, or the adequacy of provisions for liabilities.
Transition Plan
Legacy DS Smith published a net zero transition plan in 2024 (the “Transition Plan”), prepared with reference to the UK Transition Plan Taskforce Disclosure Framework. The Group’s near-term 2030 target has been validated by the SBTi and has remained in place since 2019. The Transition Plan communicates the targets, actions and resources deployed to enable the transformation to net zero GHG emissions, sets out responses to climate-related risks and opportunities and highlights the key initiatives intended to contribute to an economy-wide transition, and is reviewed on an ongoing basis. The Group’s primary strategy for responding to the effects of climate change is articulated in the “Carbon” pillar of its Now & Next Sustainability Strategy (the strategy published by Legacy DS Smith in 2020 and available online at the Group’s ESG Reporting Hub), which includes the commitment to reach net zero GHG emissions by 2050, supported by the Transition Plan.
The Transition Plan includes a roadmap of projects to deliver the science-based target. In the Group’s own operations (Scope 1 and 2), three primary decarbonisation measures have been identified: reducing energy consumption through efficiency improvements; switching to renewable energy sources, including biomass and energy generated from waste; and adopting new technologies, including modernised combined heat and power plants and future fuel innovations such as hydrogen. The Group considers its performance to be on track for delivering the 1.5°C science-based target for 2030 and intends to use high-quality offsets as a last resort to balance remaining hard-to-abate emissions. Significant transition milestones include the transition from coal to biomass at the Rouen mill (anticipated to reduce emissions by approximately 99,000 tonnes of CO2e, waste-to-energy upgrades at the Aschaffenburg and Kemsley mills, and investment in energy efficiency across the Group’s packaging plants.
The Transition Plan, which documents these initiatives in greater detail, can be accessed via the DS Smith ESG Reporting Hub at www.dssmith.com/sustainability/reporting-hub along with further details on how sustainability-related risks and opportunities are currently assessed and managed.
In relation to value chain emissions, the Transition Plan aims to engage and influence the Group’s suppliers. Almost two-thirds of the Group’s total GHG emissions are indirect value chain (Scope 3) emissions. The emissions of suppliers have historically been tracked using both a spend-based methodology and supplier data, and targets and minimum scores have been developed as part of the Group’s supplier risk evaluation process, which allows the Group to mitigate supply chain risks, safeguard the procurement of sustainable raw materials and actively lower the embodied carbon of its products. The Group intends to continue to maintain and develop these processes and tools, and to engage with suppliers, customers and other stakeholders in support of its sustainability objectives, following UK Admission.
The Transition Plan and the governance, risk management and reporting arrangements described above reflect the Group’s strategy at UK Admission. Following UK Admission, the Group intends to review this strategy, including the Transition Plan, its underlying targets and milestones, and the processes used to manage value chain emissions, and may revise, update or replace these arrangements as appropriate to reflect the Group’s business, operations and long-term objectives as an independent standalone company.
The Group expects its climate-related strategy and any associated transition planning to evolve as its business develops and as data quality, methodologies, technologies, stakeholder expectations, regulatory requirements and

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sustainability reporting frameworks continue to mature. The Group intends to periodically review and update its approach to ensure that it remains appropriate to the nature, scale and strategic objectives of the business.
The Group may, in due course, publish additional information regarding its climate-related strategy, targets, transition planning and sustainability initiatives in its annual reports and other public disclosures, as appropriate.
Risk Management
Climate-related risks and opportunities have historically been integrated into the Group’s principal risk assessments and corporate planning via the annual completion of a double materiality matrix assessment (which involves considering both how sustainability and environmental issues affect the Group’s financial performance (financial materiality), and also how the Group affects people and the environment more broadly (impact materiality)), evaluated using the Group’s common risk language, where such risks could significantly affect the business during the Group’s corporate plan time horizon. The Group’s risk management processes require that principal business risks, including climate risks, are graded on a scale from negligible to critical using specific impact criteria such as a financial value range. Specialist Group functions, working groups, and from UK Admission the Executive Committee, will work across the divisions to implement mitigation measures through the delivery of the Group’s sustainability targets. Physical risks are assessed by each division, supported by the Group Risk and Insurance team, drawing on expertise from specialist organisations.
Climate scenario analysis is used to identify acute and chronic physical risk at the Group’s locations according to a range of scenarios in the long term (to 2030 and 2050), including extreme precipitation, wind, temperature, drought and rising sea levels. Climate scenario analysis has been undertaken internally by the Company on an annual basis, most recently in 2025, and forms a routine part of the Group’s climate risk management programme. The results from scenario analysis to date suggest that the Group’s present-day strategy is resilient to climate-related risks and opportunities and that the Group would not need to make fundamental changes to its business model between now and 2030 under a variety of contrasting future warming scenarios. For further detail on the climate-related risks facing the Group, see “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Group’s Business and Industry”.
Following UK Admission, the Group intends to review these arrangements, including the double materiality matrix assessment, risk grading methodology and climate scenario analysis approach described above, as it establishes its standalone governance and operating structure, and the Group may adapt, supplement or refine these processes as appropriate to its business, operations and long-term objectives as an independent public company. Further information regarding material climate-related risks and opportunities may be included in the Group's future periodic reports and public disclosures, as appropriate.
As the Group’s climate-related risk management capabilities develop, the Group may draw upon internal expertise and external data, methodologies, advisers and other resources, where considered appropriate, to support its assessment of climate-related risks and opportunities. Responsibility for implementing and monitoring any climate-related initiatives, policies or targets may be allocated among management, relevant committees and functional teams as determined by the Group from time to time.
Metrics and Targets
The Group’s current principal climate-related target is to achieve an SBTi-validated Scope 1, 2 and 3 target in line with a 1.5°C trajectory against a 2019 baseline by [●]. As a result of the Reorganisation and the Separation, the Group’s geographical footprint will change and, accordingly, certain aspects of the Group’s science-based target will need to be adjusted following UK Admission, including the baseline year. The Group intends to apply to the SBTi following UK Admission to rebase its baseline and adjust its target to reflect the Group’s revised footprint and financial year.
The GHG emissions data set out below have been adjusted to reflect the anticipated operational footprint of the Group following Admission. In 2025, the Group’s total GHG emissions were 7,113,578 tonnes CO2e. Of these, direct (Scope 1) GHG emissions were 1,349,535 tonnes CO2e, indirect (Scope 2, market-based) GHG emissions

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were 794,385 tonnes CO2e and indirect (Scope 3) GHG emissions were 4,969,657 tonnes CO2e. Energy consumption from renewable sources was 21% of total energy consumption in 2025.
Following UK Admission, the Group intends to assess the suitability of its existing methodologies, targets and reporting practices and determine the extent to which they should inform the Group’s future sustainability strategy and disclosures, in order to support the effective management of climate-related risks and opportunities and to drive continuous improvement. The Group also intends to review its GHG emissions calculation methodologies in line with evolving best practice, applicable regulatory requirements and guidance from the SBTi, which may result in further adjustments to reported emissions data in future periods. Accordingly, the emissions data presented above should not be directly compared with future reported emissions without consideration of any changes in methodology, reporting boundaries or calculation approach that may be adopted following UK Admission.
Seasonality
The Group’s business is not subject to significant seasonality, with volumes remaining broadly stable from quarter to quarter and only modestly lower during the holiday periods, when reduced customer activity gives rise to a slight softening in demand. Volumes are typically weighted towards the second half of the financial year, reflecting a modest rebound in customer demand following the summer holiday months, though this weighting does not have a material effect on the overall pattern of the business or the prospects, results of operations and financial condition of the Group.
Financial Outlook
The Directors believe that the Group offers a compelling financial profile supported by long term industry tailwinds and its strong reputation with is customer base, built on quality, reliability and delivery at scale. In addition, the significant actions taken in recent years have structurally improved both the commercial model and operational platform of the Group, supporting sustainable growth, margin expansion, increasing adjusted free cashflow and ultimately shareholder returns.
The Company has established the financial objectives as set out below to measure its operational and financial performance. The Group has not defined, and does not intend to define “medium-term” and these financial objectives should not be read as indication that the Group is targeting such metrics for a particular financial year. The Group’s ability to achieve these financial objectives is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond its control, and depends upon assumptions with respect to future business decisions that are subject to change. As a result, the Group’s actual results may vary from these financial objectives, and those variations may be material.
The business, economic and competitive uncertainties and contingencies are described in “Item 3. Key Information—3.D. Risk Factors”. The Group does not intend to publish revised financial objectives to reflect events or circumstances existing or arising after the date of this registration statement or to reflect the occurrence of unanticipated events. The financial objectives should not be regarded as a representation by the Group or any other person that it will achieve these objectives in any time period. Readers are cautioned not to place undue reliance on these financial objectives.
Subject to the above, the Group is targeting the following financial objectives for the purposes of measuring operational and financial performance over the medium-term. Terms used below have the meanings ascribed to them in “Item 6. Operating and Financial Review and Prospects”:
•Revenue growth above market levels;
•Adjusted EBITDA margin expansion to a mid-teens level;
•Capital expenditure trending towards [6%];
•Aggregate adjusted free cashflow conversion trending toward [35%]; and
•Maintenance of an investment grade balance sheet with Net Debt / EBITDA of between [1.0]x to [2.0]x .

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Capital Allocation
The Group will apply a disciplined approach to capital allocation, underpinned by the strength of the Company’s balance sheet, to drive shareholder returns. The Group’s capital allocation framework will be focussed on:
•Maintaining its investment grade credit rating to maximise financial flexibility;
•[Continuous] investment in the business to deliver growth, improved profitability and free cashflow generation;
•Delivering returns to shareholders through a progressive dividend policy; and
•Over the medium term, evaluating selective value-accretive bolt-on acquisition opportunities focussed on complementary capabilities.
Regulatory Environment
Environmental, pension, tax, privacy, cyber and health and safety regulations
The Group is subject to a wide range of environmental, pension, tax, privacy, cyber and health and safety laws and regulations in all the jurisdictions in which it operates, including international, national, state and local laws and regulations. These requirements are complex, subject to frequent changes and have tended to become more stringent over time.
The Group is also subject to the specific tax laws and tax rates in the jurisdictions in which it operates, which are also subject to frequent changes, including changes in tax legislation and their interpretation, and increases in the rate of corporate and other taxes.
The Group uses, handles, stores and disposes of hazardous materials in the course of its operations and production processes and may be subject to fines and/or clean-up liabilities for contamination at past and present operating sites under statutory regimes. Some environmental laws and regulations impose liability and responsibility on present and former owners, as well as operators or users of facilities and sites for the clean-up of contamination at, or arising from, such facilities, without regard to causation or knowledge of contamination. Investigations in the future may lead to discoveries of contamination that the Group is required to remedy, or damage that may subject it to claims. Closure of facilities may trigger compliance requirements that are not applicable to facilities that are operating.
Managing health and safety compliance is a key priority of the Group. In particular, due to the nature of the paper manufacturing process, paper mills tend to be inherently hazardous relative to the other types of facilities that the Group operates.
The Group maintains standards and procedures to comply with applicable environmental and health and safety requirements, which it regularly reviews and updates. These controls are implemented and adhered to at a site and/or country level. The Group also maintains ongoing programmes and systems, and special initiatives, which are in place for monitoring health and safety compliance with the applicable laws and regulations in the countries in which it operates.
Anti-corruption and Sanctions Regulation
The Company sells and markets its products in a number of different jurisdictions. Doing business worldwide requires it to comply with the laws and regulations of various jurisdictions, including, without limitation, the European Union, the United Kingdom and the United States. The Group’s international operations are subject to anti-corruption laws and regulations and to economic sanctions programmes, including those administered by the United Nations, the European Union, the UK and similar worldwide anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business.

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Economic sanctions programmes, to which the Group may be subject, regularly change in response to geopolitical circumstances, including conflicts, trade tensions and shifts in international relations, such as the war in Ukraine and its broader economic and regulatory impacts. The Group relies on its management structure, regulatory and legal resources and the effective operation of its compliance programmes and internal control policies and procedures to direct, manage and monitor its continuing compliance with applicable economic sanctions programmes.
Antitrust Regulation
The Group is subject to a variety of antitrust and similar legislation in the jurisdictions in which it operates. If the Group is subject to any allegations in connection with antitrust violations or unfair competitive practices, or if regulatory investigations or proceedings are initiated (irrespective of merit) against the Group in respect of such allegations, the Group may be required to devote significant management resources to defend itself against such allegations. If any such allegations are proven, the Group may be subject to significant fines, any relevant agreements being declared unenforceable, damages, awards and other expenses. The Company maintains internal control policies and procedures and regularly conducts relevant training of employees to manage and monitor its continuing compliance with applicable law and regulation relating to antitrust and unfair competitive practices.
Governmental, legal or arbitration proceedings
Information on any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months preceding the date of this registration statement, which may have, or have had in the recent past, significant effects on the Group’s financial position or profitability, are set out in “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Commitments and Contingent Liabilities”. In addition, in the ordinary course of its business, the Group may, at any given time, be involved in various inquiries, administrative proceedings and litigation relating to environmental and safety matters, personal injury, product liability, labour and employment, contracts, sales of property, intellectual property, tax, antitrust and other matters, some of which may allege substantial monetary damages. These matters are managed internally by the Group and, where appropriate, may involve the assistance of external advisers. Assessments of lawsuits and claims involve a series of complex judgements about future events, rely heavily on estimates and assumptions, and are otherwise subject to significant uncertainties. As a result, there can be no certainty that the Group will not ultimately incur charges in excess of presently recorded liabilities. The inherent uncertainties involved in pending or threatened legal matters, some of which are beyond the Group’s control, and the large or indeterminate damages sought in some of these matters, a future adverse ruling, settlement, or unfavourable development, or increases in accruals with respect to these matters, could result in future charges that could be material to the Group’s results of operations or cash flows in any particular reporting period.
Human Resources Structure and Policies
At the end of FY25, the Group employed approximately 30,000 employees across EMEA, predominantly engaged in operations (approximately 76% of total headcount). By geography, the workforce is concentrated in the Group’s core European markets, with the United Kingdom (4,387), France (4,240), Spain (3,306), Germany (2,964) and Italy (2,461) together accounting for approximately 59% of total employees. Regionally, West EMEA represents the largest cluster with 9,550 employees, followed by Central EMEA (7,076), East EMEA (6,732), UK & Ireland (4,387) and North EMEA (1,785), with the balance located in other jurisdictions.

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The tables below provide an overview of the employees of the Group at the end of FY25 by region and by function.35

Region	Number of employees
Central EMEA	7,076
East EMEA	6,732
West EMEA	9,550
North EMEA	1,785
UK & Ireland	4,387
Other	121
Total	29,651

Function	Number of employees
Business Support	675
Corporate Services	67
Delivery	132
Finance	1,147
General Leadership	65
Human Resources	472
I&T	625
Operations	22,496
Procurement & Purchasing	380
Sales, Marketing & Innovation	3,592
Total	29,651
Culture
The Group is guided by its values:
•Safety – Above all else, the Group cares about people. The Group promotes a culture of looking out for each other to ensure everyone is physically and emotionally safe.
•Trust – The Group acts honestly and operates with integrity and respect. It promotes a culture of transparency and accountability.
•Excellence – The Group sets high expectations and aims to deliver outstanding results for its employees, customers and Shareholders.
The Group strives to create a high-trust, high-performance culture. It focuses on promoting a culture that leverages the talents of all employees and implementing practices that attract, recruit and retain a broad array of talent, guided by the Group’s ongoing dedication to equal employment opportunity for all. The Group believes its efforts will lead to improved business results, as teams with a broad range of perspectives drive innovation, enhance decision-making and better reflect the markets the Group serves.
Intellectual Property
Intellectual property, including trademarks, trade names, domain names, copyrights, design rights, patents, trade secrets and confidential information, amongst other things, is an essential part of the Group’s business, and intellectual property assets are, in the aggregate, of material importance to the Group’s business. The Group expects
35‘2026-06-06 Workforce and Talent Retention Metrics data.

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to use all of its major trademarks, and to renew the registrations for such trademarks for as long as the Group uses them. For additional information on the patents and trademarks of the Group, see “Item 5. Operating and Financial Review and Prospects—5.C. Research and Development, Patents and Licences, Etc.”.
Information & Technology
The Group operates an enterprise-wide I&T function, which is an important part of the Group’s transformation agenda, supporting the delivery of an advantaged cost position, superior customer experience and resilient operations across its EMEA footprint. The I&T function is responsible for the design, delivery, and operation of the Group’s core applications, infrastructure, data platforms, and cybersecurity capabilities, and for enabling the Group’s digital and automation agenda. The Group’s I&T strategy is aligned to its enterprise strategic priorities and is structured around five outcomes: (i) building talented and enabled teams; (ii) maintaining a cyber-secure environment; (iii) providing resilient and compliant services; (iv) technology-enabled business growth through digital, data AI and automation; and (v) efficient and sustainable performance of the I&T function itself. The strategy supports the Group’s 80/20 transformation initiative and its post-Separation operating model. Execution is governed by a multi-year transformation roadmap focused on strengthening the Group’s cybersecurity posture, modernising its [enterprise resource planning] environment, simplifying its applications estate on a cloud-first basis, scaling its data and automation capabilities, and embedding a zero-trust security architecture, while evolving the I&T operating model towards professionalised service ownership and a smaller number of strategic partners.
The I&T function is led by a Group Chief Information Officer (“CIO”), supported by a leadership team with responsibility for enterprise applications, infrastructure, and information security. The Group’s CIO is responsible for the Group’s I&T strategy, delivery of the transformation roadmap, and operational performance of the Group’s technology estate.
The Group operates within a documented Group I&T management framework, including an information security policy, an acceptable use policy, and an I&T risk and control matrix that sets out controls for least privilege, privileged access, and access management, alongside supporting standards covering, among other areas, network security, secure remote access, incident response, and secure software development lifecycle.
Information Security
The Group has taken a number of steps to secure its information, as well as the information of its consumers, customers and employees. The Group engages with third parties that monitor the Group’s information security, which is overseen by the Group’s Cyber Information Security Officer, who reports into the Group I&T function and is supported by an information security team comprising governance, risk and compliance, security engineering, and security operations, together with a third-party managed security operations centre.
The Group’s cybersecurity framework is aligned to internationally recognised standards, including the ISO 27001 information security management standard (“ISO 27001”) and the National Institute of Standards and Technology Cybersecurity Framework (“NIST CSF”). The Group’s security programme is subject to periodic targeted review by professional services firms on behalf of internal audit, external audit enquiry, and independent cyber advisory services. The Group’s 2026 cybersecurity maturity assessment will be based on recognised frameworks such as NIST CSF and ISO 27001.
The Group’s security posture is validated on a recurring basis through both internal penetration testing and external assessments. In the most recent external penetration test, no critical vulnerabilities were identified. The Group also participates in the CyberVadis third-party cyber assurance programme, achieving a score of 868 out of 1,000 in its most recent assessment.
Information security e-learning is deployed to I&T users through the Group’s learning platform on an annual basis. Ethical phishing simulations are run on a regular basis, with automated reminder training assigned to users as required. Monthly information and cybersecurity awareness materials are issued via the Group’s employee engagement platform, and poster and video materials are made available for display at the Group’s manufacturing sites.

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4.C.    ORGANISATIONAL STRUCTURE
Following the Separation and the Distribution, the Company will be the ultimate holding company of the Group. For additional information on the structure of the Group following the Separation, see “Reorganisation and Separation—Reorganisation”.
The Group will operate through various subsidiaries. The following table provides an overview of the Group’s significant subsidiaries anticipated at UK Admission, which constitute the key holding companies and finance companies for the Group generally. These significant subsidiaries will be directly or indirectly held through intermediate holding companies.

Significant Subsidiary	Interest	Jurisdiction of Incorporation
Holding/Finance Companies
DS Smith Holdings Limited	100%	England and Wales
International Paper Holdings Luxembourg S.á r.l.	100%	Luxembourg
[●]	[●]	[●]
4.D.    PROPERTY, PLANTS AND EQUIPMENT
The Group operates a network of 189 packaging plants, 14 paper mills and 25 recycling centres, which are located across over 29 European countries as described in “—Facilities Overview”, and these are the primary properties of the business, which contain the majority of the Group’s plants and equipment. The Group also operates paper mills, recycling centres, Impact centres and PackRight centres (customer innovation centres) and offices. Given the importance of properties, plant and equipment to the Group’s business, there are frequent acquisitions and disposals as the Group seeks to ensure that its facilities are adequate for its business.
The Group is continuously looking for ways to improve the productivity and efficiency of its network of facilities. This includes ongoing maintenance capital expenditure which is focused on maintaining the reliability of the Group’s facilities, improving efficiency and meeting the Group’s regulatory obligations. Over the past two calendar years, the Group has undertaken a comprehensive refocusing and reinvestment programme, committing approximately €1.1bn of capital investment to strengthen the Group’s core mills and packaging plants. This programme has included, amongst other investments, (i) the addition of a new paper machine and OCC plant at the Lucca mill to create capacity for high-performance packaging papers while enhancing energy efficiency and reducing emissions and (ii) a replacement-line project at the Group’s Kemsley mill to modernise and expand the capabilities of its existing paper machines at the mill, allowing the Kemsley mill to produce new grades of paper at increased volumes.
The Group has made a substantial investment into its Lucca mill, constructing and installing a new state-of-the-art paper machine, together with a new OCC plant, upgraded water and effluent treatment facilities and associated site infrastructure. Total expected expenditure for the Lucca project is approximately €[310] million, of which approximately €297 million had been incurred as at 30 April 2026. The Lucca project commenced in FY25, and the new paper machine is scheduled for handover from the equipment supplier in late September 2026, with commercial production ramp-up thereafter. As at the Latest Practicable Date, civil, mechanical and electrical works were substantially progressed, with commissioning activities (including input/output and motor testing and initial water runs) underway. The investment in the Lucca mill is expected to grow production capacity from approximately 400kt per annum to approximately 700kt per annum.
In addition, in September 2026, the Group announced the closure of Paper Machine 4 (PM4) at its Kemsley mill and a proposed investment of approximately €20 million in Paper Machine 6 (PM6). At the Group’s Kemsley mill, the replacement-line project is expected to require approximately €58.3 million of investment, of which approximately €57.5 million had been incurred as at 30 April 2026. The replacement-line project was substantively complete as at 30 April 2026, while the modernisation of Paper Machine 6 is expected to be completed in the year ending 30 April 2028. The new Kemsley mill production capacity is expected to be approximately 650kt per annum.

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These investments in Lucca and Kemsley will substantively complete the Group’s current programme of large-scale strategic investments in its paper mills
The refocusing and reinvestment programme has also seen the Group consolidating volume across its converting facilities to fewer, more efficient sites. This process has included the announced closure of 35 packaging plants. Volumes are largely expected to be transferred to other locations in the coming months where additional capacity has been created to accommodate the transfers. Going forward, the Group will continue to evaluate all capital projects to improve its asset base which could include new machinery, site consolidation, new sites and other efficiency initiatives.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the financial condition and results of operations of the EMEA Packaging Business should be read in conjunction with the Combined Financial Statements, including the notes thereto, which are included elsewhere in this registration statement. Except as otherwise stated, this Operating and Financial Review is based on the Combined Financial Statements, which have been prepared in accordance with IFRS Accounting Standards. The following discussion contains certain forward-looking statements that reflect the current view of the EMEA Packaging Business’s management and involve risks. The EMEA Packaging Business’s actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed below and elsewhere in this registration statement, particularly in “Item 3. Key Information—3.D. Risk Factors”. The Group does not undertake any obligation to revise or publicly release the results of any revision to these forward-looking statements.
5.A.    OPERATING RESULTS
Overview
For more information on the EMEA Packaging Business’s operations and market positioning and the governmental, economic, fiscal, monetary and political factors that impact the Group’s business, see “Item 4. Information on the Company—4.B. Business Overview” and “Item 3. Key Information—3.D. Risk Factors—Risks Relating to the Group’s Business and Industry”.
Key Factors Affecting Results of Operations
The EMEA Packaging Business’s results of operations and financial condition are affected by a variety of factors. Set out below is a discussion of the most significant factors that have affected the EMEA Packaging Business’s financial results during the periods under review, and which the EMEA Packaging Business currently expects to affect its financial results in the future. Factors other than those presented below could also have a significant impact on the EMEA Packaging Business’s results of operations and financial condition in the future.
International Paper’s Acquisition of Legacy DS Smith
On 31 January 2025, Legacy DS Smith combined with International Paper through an all-share merger. Following the Acquisition, the Legacy DS Smith EMEA entities continued to operate under the DS Smith brand, with the rest of its portfolio, primarily North America, operating as International Paper Company.
Basis of preparation for International Paper EMEA entities and change in financial year-end
Legacy DS Smith entities in EMEA along with the International Paper EMEA entities, which first came under common control with Legacy DS Smith on 31 January 2025 (the date of the Acquisition), are included in the perimeter of the EMEA Packaging Business reporting entity. As such, the International Paper EMEA entities’ results are included prospectively from that date.
In connection with the Acquisition, the EMEA Packaging Business determined its accounting year-end would be 31 December, which is different from Legacy DS Smith’s previous accounting year-end of 30 April, resulting in an eight-month transition period from 1 May 2025 to 31 December 2025. Combined financial statements for FY25, FY24 and FY23 continue to be presented on the basis of Legacy DS Smith’s previous financial year-end. When

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financial results for 8M25 are compared to financial results for the same period in 2024, the results compare 8M25 to the eight-month period from 1 May 2024 through 31 December 2024 (“8M24”).
Discontinued operations
On 29 July 2025, the EMEA Packaging Business completed the sale of Legacy DS Smith entities in North America (the “Legacy DS Smith North American Packaging Business”) to its ultimate parent company, International Paper, resulting in sale proceeds of €1.84 billion, settled by an increase in intra-group receivables, and a profit on disposal of €592 million. The decision to transfer the Legacy DS Smith North American Packaging Business was part of the broader strategic integration following the Acquisition, with the objective of aligning the North American operations under International Paper’s direct ownership. As a result, the historical results of the Legacy DS Smith North American Packaging Business have been reflected in the Group’s Combined Financial Statements through the date of sale for all periods, presented as discontinued operations. See “Note 7. Discontinued operations” of the Combined Financial Statements.
Scale, reliability and reputation to deliver customer solutions
The EMEA Packaging Business’s ability to attract and retain customers is driven in significant part by its scale, reliability and reputation, and its capacity to develop and deliver packaging solutions that meet customers’ evolving requirements. The EMEA Packaging Business leverages its deep customer relationships and design and engineering expertise to provide fibre-based corrugated packaging solutions that help customers reduce waste and optimise their supply chains. Customer-led innovation is supported by the EMEA Packaging Business’s vertically integrated model, which encompasses paper manufacturing, corrugated converting and recycling operations, providing end-to-end visibility of material flows and the ability to bring new solutions to market cost-efficiently.
The EMEA Packaging Business’s innovation strategy is closely aligned with its sustainability agenda. An increasing regulatory and commercial focus on fibre-based and recyclable packaging as a replacement for single-use plastics is expected to drive structural growth for the EMEA Packaging Business’s portfolio of sustainable packaging solutions.
Management of the supply chain network
The EMEA Packaging Business operates a vertically integrated supply chain across EMEA, comprising paper mills, corrugated packaging converting facilities and recycling operations. This integrated model provides the EMEA Packaging Business with greater control over input material costs and quality, enables responsive service delivery to customers and supports the EMEA Packaging Business’s commitment to the circular economy. The EMEA Packaging Business’s paper mills primarily produce recycled CCM using recovered fibre, and the EMEA Packaging Business’s converting operations transform this material into corrugated packaging products for customers across a broad range of end-markets and industries. The EMEA Packaging Business is a net purchaser of containerboard, as its internal paper production does not fully satisfy the requirements of its corrugated converting operations.
Efficient management of the supply chain network, including optimisation of fibre sourcing, energy procurement, manufacturing footprint and logistics, is a key driver of the EMEA Packaging Business’s cost efficiency and operating margins. The EMEA Packaging Business continually reviews its manufacturing network with the objective of improving capacity utilisation, reducing waste and lowering the cost to serve. As the EMEA Packaging Business transitions to a standalone independent public company, the optimisation of its EMEA supply chain represents a significant opportunity for operational improvement and margin enhancement.
Changes in prices of raw materials and energy
The EMEA Packaging Business’s cost base is significantly influenced by the prices of its primary raw materials, principally recovered fibre (primarily OCC) and energy (primarily gas and electricity). Raw materials and energy collectively represent a substantial proportion of the EMEA Packaging Business’s cost of sales.

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OCC prices are subject to cyclical fluctuation, driven by supply and demand dynamics in the recovered fibre market. During periods of elevated OCC pricing, the EMEA Packaging Business’s cost of sales increases and margins can be compressed unless offset by corresponding increases in packaging and paper selling prices; such price increases may lag changes in input costs due to the timing of commercial negotiations and contractual pricing mechanisms. Conversely, declines in OCC prices can support margin recovery, unless offset by corresponding decreases in packaging and paper selling prices.
The EMEA Packaging Business’s European paper mills are energy-intensive operations and are therefore exposed to movements in gas and electricity prices. Energy prices across Europe experienced significant volatility over the periods under review, driven in part by geopolitical developments in the region. The EMEA Packaging Business manages its exposure to energy price risk through the use of derivative hedging instruments, with the objective of reducing cash flow volatility from input price movements. In addition, the EMEA Packaging Business seeks to manage its commercial exposure to input cost increases through its pricing framework, aiming to recover significant movements in raw material and energy costs from customers through adjustments to packaging and paper prices, subject to typical commercial dynamics and timing.
More recently, industry-wide containerboard manufacturing costs reached their lowest levels in the fourth quarter of 2025 and remained broadly stable through early 2026. A modest increase in OCC and pulp prices occurred in the second quarter of 2026, which the EMEA Packaging Business expects may provide cost-push support for future adjustments to packaging and paper selling prices.
Foreign currency and exchange rates
The EMEA Packaging Business operates across multiple jurisdictions throughout EMEA and presents its results in euro. A significant portion (approximately 25% to 30%) of the EMEA Packaging Business’s revenues and costs are denominated in, or economically linked to, currencies other than euro, most notably pound sterling, reflecting the scale of the EMEA Packaging Business’s operations in the United Kingdom.
The EMEA Packaging Business is exposed to two principal types of foreign exchange risk. Translation risk arises when the financial results and net assets of subsidiaries whose functional currencies are not euro are translated into euro for reporting purposes. Movements in pound sterling against euro are the most significant source of translation exposure, given the EMEA Packaging Business’s substantial UK operations. Transaction risk arises where individual business units undertake sales or purchases in currencies other than their functional currency; the EMEA Packaging Business manages this risk through the use of forward foreign exchange contracts designated as cash flow hedges where appropriate.
The EMEA Packaging Business also uses foreign currency borrowings and forward foreign exchange contracts as hedges of net investments in its non-euro subsidiaries, partially mitigating the impact of exchange rate movements on the EMEA Packaging Business’s reported equity. For further information on the EMEA Packaging Business’s exposure to foreign currency risk and its risk management approach, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources—Qualitative and Quantitative Disclosures about Financial Risks”.
Labour costs and workforce management
The EMEA Packaging Business’s cost base includes a material labour component, reflecting the labour-intensive nature of corrugated packaging manufacturing, paper production, recycling and logistics operations across EMEA. The EMEA Packaging Business employs a large operational workforce of approximately 30,000 (as at 31 December 2025) across packaging plants, paper mills and recycling centres, supported by commercial, technical and corporate functions.
In connection with the operational transformation programme, the EMEA Packaging Business has undertaken a comprehensive organisational delayering programme. As part of this programme, approximately 3,000 roles (as at 30 June 2026) have been removed across EMEA as the regional structure was streamlined by eliminating an entire layer of regional management and, in total, removed three layers of reporting between the EMEA Packaging Business’s executive committee and facility-level management. These workforce actions are expected to deliver

Confidential Treatment Requested by DS Smith Limited
sustainable reductions in the fixed cost base, although they also give rise to restructuring charges in the near term. The EMEA Packaging Business’s ability to attract, retain and develop skilled operational and technical staff across its manufacturing network remains an important factor in maintaining operational performance.
Operational transformation and the 80/20 performance framework
The EMEA Packaging Business operates a data-driven, customer-centric business model founded on a disciplined 80/20 performance framework, which focuses resources, capital and operational effort on the geographies, customers, assets and products that drive the majority of value, while actively simplifying or exiting low-value complexity. Under this approach, customer and product portfolios are segmented based on their profit contribution, with the largest and most strategically important customers prioritised for dedicated commercial, operational and technical resources.
The 80/20 performance framework has driven significant footprint optimisation, with [●]% of packaging plants impacted by either site closures, disposals or volume transfers to more efficient plants. These measures have improved utilisation and concentrated capital and resources on the highest-performing assets. In parallel, approximately €1.1 billion has been committed to reinvestment across the EMEA Packaging Business’s core mills and converting assets during 2025 and 2026, focused on driving operational efficiency, safety and sustainability improvements. The financial benefits of the programme are expected to accrue progressively as initiatives are embedded and assets operate at higher utilisation rates. To date, the programme has removed approximately €[●] million of cost from the EMEA Packaging Business’s cost base.
Industry cyclicality and macroeconomic conditions
The paper and packaging industry is inherently cyclical, with demand for corrugated packaging closely correlated with real GDP growth and industrial production across the EMEA region. Historically, corrugated demand in EMEA grew at approximately 3% per annum between 2015 and 2019, with a COVID-related peak in 2020 to 2021, before moderating and contracting during 2022 to 2024, driven by macroeconomic pressure, elevated inflation, customer destocking and reduced industrial output. Demand stabilised during 2024 and early 2025, reflecting improving consumption trends and inventory normalisation. Fluctuations in macroeconomic conditions, including changes in consumer spending, industrial activity, trade flows and inflation, can materially affect the EMEA Packaging Business’s sales volumes, pricing and margins.
Competitive dynamics and pricing environment
The EMEA corrugated packaging market is relatively fragmented and highly competitive, with competition     among large integrated producers, regional players and independent converters. Industry utilisation in EMEA remains structurally below historical norms, currently at approximately 80%, contributing to pricing pressure, particularly in recycled containerboard grades. The EMEA Packaging Business’s “short paper” position (whereby approximately 65% of its paper consumption is supplied through owned mills or long-term swap arrangements) provides benefits during periods of paper oversupply but also results in greater exposure to containerboard price movements during tighter market conditions. Pricing in the industry is influenced by product commoditisation, changes in supply and demand, competitor capacity actions and the entry of new competitors or consolidation. These competitive dynamics can materially affect the EMEA Packaging Business’s revenue, margins and market position.
Separation and transition to standalone company
In connection with the Separation, the Company is transitioning to operate as an independent, publicly listed company. This transition requires the establishment of standalone corporate functions, technology infrastructure, financing arrangements and public company governance and compliance processes, including those required under the Sarbanes-Oxley Act. The EMEA Packaging Business expects to incur both one-time separation costs and recurring incremental operating costs as a standalone, public company, including costs associated with technology and infrastructure, corporate functions and regulatory compliance. In addition, the EMEA Packaging Business will no longer benefit from certain services and resources historically provided by International Paper, other than pursuant to the Transition Services Agreement. The magnitude and timing of these costs could materially affect the EMEA Packaging Business’s results of operations, particularly in the near term following the Separation.

Confidential Treatment Requested by DS Smith Limited
Current Trading
The EMEA Packaging Business’s [●].
Description of Key Line Items
Revenue
Revenue comprises the fair value of the sale of goods and services, net of value added tax and other sales taxes, rebates and discounts. Revenue from contracts with customers is recognised when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the EMEA Packaging Business expects to be entitled in exchange for those goods or services and the fulfilment of the related performance obligations. For customised goods, where the goods have no alternative use and the EMEA Packaging Business has an enforceable right to payment for performance completed to date, revenue is recognised over time, generally at the point goods are manufactured. For all other goods, revenue is recognised at a point in time. This occurs when the goods are loaded into the collection vehicle (if the buyer is collecting them), or when the goods are unloaded at the delivery address (if the EMEA Packaging Business is responsible for delivery).
Cost of sales
Cost of sales includes the cost of inventories sold during the period, comprising raw and packaging materials and goods purchased for resale, as well as related production costs.
Raw and packaging materials comprise costs associated with the procurement of raw materials, such as paper, pulp or starch and the cost of inward freight and transporting such materials to the point of manufacture or packaging.
Production costs comprise costs associated with converting raw materials into finished paper and packaging products, including factory-related production costs such as labour, energy, depreciation, repairs and maintenance at the EMEA Packaging Business’s manufacturing facilities.
Distribution
Distribution costs comprise costs incurred in delivering finished goods to customers and moving materials between sites, including freight, warehousing, logistics, handling and related transport costs.
Administrative expenses
Administrative expenses comprise advertising and promotion costs and overheads.
Advertising and promotion costs are incurred for the purpose of building and maintaining brand equity and awareness, and include media, advertising production, promotional materials, engagement with consumers and point-of-sale investments.
Overheads comprise staff costs associated with sales activities and central functions, such as finance, human resources, and R&D costs. R&D costs are staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs directly attributable to R&D activities.
Operating profit
Operating profit comprises the income from business activities, after deducting operating costs from revenue. Operating costs include cost of sales, distribution and administrative expenses. For further information on operating costs, see “Note 3. Operating profit” of the Combined Financial Statements.
Net finance costs
Net finance costs comprise finance costs and finance income. Finance income relates to interest income from financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on

Confidential Treatment Requested by DS Smith Limited
borrowings and overdrafts, interest on lease liabilities, amortisation of capitalised finance fees and customer supply chain financing costs among other costs not captured within these items.
Borrowing costs are recognised using the effective interest method.
Income tax expense
Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the combined income statement, except to the extent that it relates to items recognised directly in equity or net parent investment.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.
Total tax in the combined income statement will differ from the income tax paid in the combined cash flow statement, primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date. Both combined income statement tax movements and combined balance sheet amounts relating to the EMEA Packaging Business’s dedicated entities have been included in the Combined Financial Statements in line with amounts reported in the International Paper Group’s financial statements.
Legal entities with both Group and non-Group related operations have been aggregated by jurisdiction for the purposes of calculating tax movements and balances. Amounts included in the EMEA Packaging Business’s combined income statement have been calculated by applying an EMEA Packaging Business adjusted jurisdictional effective tax rate to the combined pre-tax result for these entities within that jurisdiction. Amounts included on the balance sheet in respect of deferred tax have been calculated either by reference to the proportion of the pre-tax assets or liabilities that give rise to the associated deferred item or applying the appropriate statutory jurisdictional tax rate to the pre-tax asset or liability carrying value. No current tax balances have been included for entities with both Group and non-Group operations on the basis that the legal obligation to settle will remain with the existing International Paper EMEA Packaging Business, unless the legal entity is transferring.
The EMEA Packaging Business’s effective tax rate, driven by incentive tax credits, expenses not deductible for tax purposes, the impact of withholding tax and income tax reserve adjustments was 8.4% and 25.0% in 8M25 and 8M24, respectively, and (36.2)%, 27.1% and 25.2% for FY25, FY24 and FY23, respectively.
Description of Non-IFRS Financial Measures
The EMEA Packaging Business presents IFRS Accounting Standards and non-IFRS financial information in order to provide shareholders with additional information to further understand the EMEA Packaging Business’s operational performance and financial position. The EMEA Packaging Business’s management believes that non-IFRS financial measures, along with the comparable IFRS Accounting Standards financial measures, are useful to investors because they provide a basis for measuring the EMEA Packaging Business’s operating performance and financial condition and a consistent comparison of performance from period to period, given management’s belief that such non-IFRS financial measures closely correlate to long-term enterprise value. Management uses these measures, together with the most directly comparable IFRS Accounting Standards financial measures, in evaluating the EMEA Packaging Business’s operating performance and value creation and as a basis for strategic planning and forecasting. The principal adjustments to financial information are made to exclude the effects of adjusting items and amortisation. Total reported financial information represents the EMEA Packaging Business’s overall performance and financial position but can contain significant unusual items that may obscure understanding of the key underlying trends and position. Adjusting items include business disposals, restructuring and project costs, acquisition-related and integration costs, and impairments. Restructuring items treated as adjusting items are major programmes usually spanning more than one year, with uneven impact on the profit and loss for those years affected. Other adjusting items, such as business disposals, impairments, integration and acquisition costs, are by nature highly variable. Therefore, management considers that presenting non-IFRS financial measures which exclude adjusting items enables comparability of the recurring business, complementing the IFRS Accounting Standards financial measures presented. Non-IFRS financial measures should not be considered in isolation from, or

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as a substitute for, financial information presented in compliance with IFRS Accounting Standards, and may not be comparable to similarly titled measures presented by other companies.
The EMEA Packaging Business’s key non-IFRS financial measures are used to evaluate business performance against the EMEA Packaging Business’s key performance indicators and banking and debt covenants, as a key constituent of the EMEA Packaging Business’s planning process, as well as comprising targets against which compensation is determined. Non-IFRS financial measures are defined and reconciled to information presented in the financial statements below.
Adjusted EBITDA
Adjusted EBITDA comprises (loss)/profit for the period before the impact of income tax expense, share of profit of equity accounted investments, net of tax, finance income, finance costs, amortisation, depreciation, and certain other items, such as costs related to acquisition and integration, restructuring, impairment of goodwill and other non-recurring items. Management uses Adjusted EBITDA to evaluate the EMEA Packaging Business’s operating performance and value creation and as a basis for strategic planning and forecasting. A reconciliation from (loss)/profit to adjusted EBITDA is provided in “—Reconciliation of Non-IFRS Financial Measures—Adjusted EBITDA”.
Adjusted net debt and adjusted net debt/Adjusted EBITDA
Adjusted net debt is the measure by which the EMEA Packaging Business assesses its level of overall indebtedness within its financial position. Adjusted net debt comprises the EMEA Packaging Business’s borrowings and bank overdrafts less cash and cash equivalents and lease liabilities. Adjusted net debt/Adjusted EBITDA is the ratio of adjusted net debt to Adjusted EBITDA. Adjusted net debt/Adjusted EBITDA is considered a key measure of balance sheet strength and financial stability by which the EMEA Packaging Business assesses its financial position. A reconciliation from adjusted net debt to adjusted net debt/Adjusted EBITDA is provided in “—Reconciliation of Non-IFRS Financial Measures—Adjusted net debt and adjusted net debt/Adjusted EBITDA”.
Adjusted free cash flow
Adjusted free cash flow is cash flows (used in)/provided by operating activities, less capital expenditure, plus proceeds from the sale of property, plant and equipment and intangible assets. Management uses adjusted free cash flow to enable consistent evaluation of liquidity period-to-period. A reconciliation from net cash (used in)/provided by operating activities to adjusted free cash flow is set out in “—Reconciliation of Non-IFRS Financial Measures—Adjusted free cash flow”.

Confidential Treatment Requested by DS Smith Limited
Results of Operations
The following table presents the EMEA Packaging Business’s combined income statement for the periods indicated.

	For the 8 months ended	For the 8 months ended	For the year ended 30 April
Continuing operations	31 December 2025 €m	31 December 2024 (unaudited) €m	2025 €m	2024 €m	2023 €m
Revenue	5,241	4,750	7,467	7,243	8,684
Operating costs	(5,586)	(4,619)	(7,419)	(6,515)	(7,910)
Operating (loss)/profit	(345)	131	48	728	774
Finance income	14	2	11	15	2
Finance costs	(109)	(109)	(173)	(134)	(87)
Share of profit of equity accounted investments, net of tax	1	—	—	—	1
(Loss)/profit before income tax	(439)	24	(114)	609	690
Income tax benefit/(expense)	37	(6)	(41)	(165)	(174)
(Loss)/profit for the period from continuing operations	(402)	18	(155)	444	516
Discontinued operations
Profit for the period from discontinued operations, net of tax	589	10	17	18	15
Profit/(loss) for the period	187	28	(138)	462	531
The discussion below presents a comparison of: (i) cost of sales; (ii) distribution; and (iii) administrative expenses in connection with the comparison of operating profit for the periods presented. For more information on these measures, see “Note 3. Operating profit” of the Combined Financial Statements. In addition, the discussion below references Adjusted EBITDA, which is a non-IFRS financial measure. See “—Description of Non-IFRS Financial Measures” for the detailed definitions of Adjusted EBITDA and other non-IFRS financial measures, and an explanation of why the EMEA Packaging Business’s management believes such metrics provide useful information to investors regarding the EMEA Packaging Business’s financial condition and results of operations. For a reconciliation of these measures to their nearest IFRS Accounting Standards measure, see “—Reconciliation of Non-IFRS Financial Measures”.
Comparison of Results of Operations for 8M25 and 8M24
Revenue
Revenue was €5,241 million for 8M25 compared to €4,750 million for the eight months ended 31 December 2024, representing growth of 10.3% or €491 million. Revenue growth was driven by €657 million of incremental revenue contributed by the International Paper EMEA entities during the period, partially offset by unfavourable pricing of €69 million and weaker volumes of €45 million, and an unfavourable impact of foreign currency movements of €52 million. The decrease in packaging prices reflected the continued normalisation of pricing following the elevated pricing environment that resulted from higher paper production costs after the Russia-Ukraine conflict. Corrugated packaging pricing remained comparatively stable. Lower volumes reflected weaker demand across certain markets.

Confidential Treatment Requested by DS Smith Limited

	Analysis of Change
(In €m, except for percentage data)	For the 8 months ended 31 December 2024	Volume	Price	Acquisitions	Foreign Exchange	Other	For the 8 months ended 31 December 2025	% change
Revenue	4,750	(45)	(69)	657	(52)	—	5,241	10.3%
Operating (loss)/profit
Cost of sales
Cost of sales was €4,033 million for the eight months ended 31 December 2025 compared to €3,602 million for the eight months ended 31 December 2024, representing an increase of 12.0% or €431 million. The increase in cost of sales was mainly the result of incremental costs of €505 million from International Paper EMEA entities contributed during the period, €51 million of carbon credit costs and higher maintenance costs of €22 million. This increase was partially offset by a decrease in energy prices of €19 million and lower direct energy costs of €131 million as natural gas prices fell. Additionally, other variable costs were down €9 million, which was mainly driven by lower waste disposal and consumable material costs.
Distribution
Costs related to distribution were €391 million for the eight months ended 31 December 2025 compared to €350 million for the eight months ended 31 December 2024, representing an increase of 11.7% or €41 million. This increase in costs related to distribution was primarily driven by €38 million of incremental costs contributed by the International Paper EMEA entities during the period.
Administrative expenses
Administrative expenses were €1,162 million for the eight months ended 31 December 2025 compared to €667 million for the eight months ended 31 December 2024, representing an increase of 74.2% or €495 million. This increase was primarily driven by increased acquisition, integration and restructuring costs of €117 million, higher depreciation and amortisation of €127 million, which was linked to an increased investment in modernising the Group’s asset base, administrative labour cost increases of €52 million and higher non-production expenses of €10 million, mainly due to higher information technology or IT spending. There was also a contribution of €109 million from International Paper EMEA entities during the period. Additionally, a goodwill impairment charge of €204 million was recorded during the period. It was determined that goodwill was impaired as the recoverable amount for the Northern Europe Cash Generating Unit (“CGU”), based upon value-in-use calculations, was less than the carrying amount.
Operating (loss)/profit
Operating loss was €345 million for the eight months ended 31 December 2025 compared to an operating profit of €131 million for the eight months ended 31 December 2024, representing a decrease of 363.4% or €476 million. This decrease was primarily driven by an increase in cost of sales and other operating costs of €431 million and €536 million, respectively, partially offset by revenue growth of €491 million.
Net finance costs
Net finance costs were €95 million for the eight months ended 31 December 2025 compared to €107 million for the eight months ended 31 December 2024, representing a decrease of 11.2% or €12 million. This decrease was primarily driven by a €12 million increase in finance income, substantially related to incremental finance income contributed by the International Paper EMEA entities during the period, and an increase of €10 million due to related party finance income as a result of an increase in related party notes receivable.

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Income tax benefit/(expense)
Income tax benefit was €37 million for the eight months ended 31 December 2025 compared to an income tax expense of €6 million for the eight months ended 31 December 2024, representing an increase of 716.7% or €43 million. This increase was primarily driven by a reduction in continuing profits before tax.
Profit for the period
Profit for the period was €187 million for the eight months ended 31 December 2025 compared to €28 million for the eight months ended 31 December 2024, representing an increase of 567.9% or €159 million. This increase was primarily driven by a €579 million increase in profit from discontinued operations, principally reflecting the €592 million gain on the disposal of the Legacy DS Smith North American Packaging Business to International Paper in July 2025. There were also €12 million lower net finance costs and an income tax benefit of €37 million. The increase was largely offset by loss from continuing operations increasing by €420 million, which was driven by a €476 million increase in operating loss as the increase in revenue of €491 million was offset by an increase in operating costs of €967 million, inclusive of a goodwill impairment charge of €204 million at the Northern Europe CGU.
Adjusted EBITDA
Adjusted EBITDA was €493 million for the eight months ended 31 December 2025 compared to €490 million for the eight months ended 31 December 2024, representing an increase of 0.6% or €3 million. The increase was primarily driven by lower direct energy and natural gas costs of approximately €150 million and the incremental contributions of the International Paper EMEA entities during the period. This increase was partially offset by unfavourable pricing of €69 million, weaker sales volumes of €45m, an unfavourable impact of foreign currency movements of €52 million and €51 million of carbon credit costs, together with higher maintenance and administrative labour costs.
See “—Reconciliation of Non-IFRS Financial Measures” below for a reconciliation of non-IFRS measures to the most directly comparable IFRS Accounting Standards measures.
Comparison of Results of Operations for FY25 and FY24
Revenue
Revenue was €7,467 million in FY25 compared to €7,243 million in FY24, representing growth of 3.1% or €224 million. Revenue growth was driven by €264 million of incremental revenue contributed by the International Paper EMEA entities during the period, a favourable impact of foreign currency movements of €26 million, and an increase in volumes of €5 million. This growth was partially offset by a decrease in packaging prices of €71 million in FY25 compared to FY24 due to energy and paper prices decreasing. The decrease in packaging prices reflected the continued normalisation of pricing following the elevated pricing environment that resulted from higher paper production costs after the Russia-Ukraine conflict. As paper input costs moderated from their peak levels, corrugated packaging prices correspondingly normalised. Volumes were broadly stable overall.

	Analysis of Change
(In €m, except for percentage data)	For the year ended 30 April 2024	Volume	Price	Acquisitions	Foreign Exchange	Other	For the year ended 30 April 2025	% change
Revenue	7,243	5	(71)	264	26	—	7,467	3.1%
Operating profit
Cost of sales
Cost of sales was €5,705 million in FY25 compared to €5,211 million in FY24, representing an increase of 9.5% or €494 million. The increase in cost of sales was mainly a result of incremental costs of €206 million the

Confidential Treatment Requested by DS Smith Limited
International Paper EMEA entities contributed during the period, mainly due to an increase in energy and fibre prices as a result of the Russia-Ukraine conflict, higher energy prices of €67 million, an increase in fibre prices, which carried a negative impact of €135 million, and higher labour and maintenance costs of €41 million and €3 million, respectively, and higher volumes of €30 million. This increase was partially offset by lower other variable costs of €22 million, which was mainly due to decreased waste disposal costs.
Distribution
Costs related to distribution were €541 million in FY25 compared to €540 million in FY24, representing an increase of 0.2% or €1 million. This increase in distribution costs was primarily driven by €13 million of incremental costs the International Paper EMEA entities contributed during the period, partially offset by lower prices and improved efficiency.
Administrative expenses
Administrative expenses were €1,173 million in FY25 compared to €764 million in FY24, representing an increase of 53.5% or €409 million. This increase was primarily driven by increased acquisition, integration and restructuring costs of €276 million, higher depreciation and amortisation of €32 million, which was linked to an increased investment in modernising the Group’s asset base, administrative labour cost increases of €22 million, lower non-trading income asset disposals of €56 million and higher other non-production expenses of €28 million, mainly driven by higher rent and rates and IT spending. There were also €26 million of incremental costs contributed by the International Paper EMEA entities during the period.
Operating profit
Operating profit was €48 million in FY25 compared to €728 million in FY24, representing a decrease of 93.4% or €680 million. This decrease was primarily driven by an increase in cost of sales and other operating costs of €494 million and €410 million, respectively, partially offset by revenue growth of €224 million.
Net finance costs
Net finance costs were €162 million in FY25 compared to €119 million in FY24, representing an increase of 36.1% or €43 million. This increase was primarily driven by a €39 million increase in finance costs substantially related to approximately €700 million higher outstanding borrowings. Finance income also decreased by €4 million.
Income tax expense
Income tax expense was €41 million in FY25 compared to €165 million in FY24, representing a decrease of 75.2% or €124 million. This decrease was primarily driven by a reduction in continuing profits before tax. This decrease was slightly offset by the impact of deferred tax assets not being recognised on a portion of the losses.
(Loss)/Profit for the period
Loss for the period was €138 million in FY25 compared to a profit for the period of €462 million in FY24, representing a decrease of 129.9% or €600 million. This decrease was attributable to operating profit falling by €680 million, including an increase in acquisition, integration and restructuring costs of €255 million, primarily due to the Acquisition, together with €43 million higher net finance costs. This decrease was partially offset by a €124 million reduction in income tax expense.

Confidential Treatment Requested by DS Smith Limited
Adjusted EBITDA
Adjusted EBITDA was €770 million in FY25 compared to €1,141 million in FY24, representing a decrease of 32.5% or €371 million. This decrease was primarily driven by lower packaging prices of €71 million, higher fibre prices of €135 million and higher energy prices of €67 million, partially offset by the incremental contributions of the International Paper EMEA entities during the period, a favourable impact of foreign currency movements, and lower other variable costs due to decreased waste disposal costs.
See “—Reconciliation of Non-IFRS Financial Measures” below for a reconciliation of non-IFRS measures to the most directly comparable IFRS Accounting Standards measures.
Comparison of Results of Operations for FY24 and FY23
Revenue
Revenue was €7,243 million in FY24 compared to €8,684 million in FY23, representing a decline of 16.6% or €1,441 million. Revenue decline was driven by a decrease in packaging prices of €1,272 million, a negative volume impact of €146 million and an unfavourable impact of foreign currency movements of €23 million. The decrease in packaging prices reflected the normalisation of pricing following the elevated paper and energy costs experienced in Europe after the Russia-Ukraine conflict. As energy and paper input costs moderated from their peak levels, paper prices declined and corrugated packaging prices correspondingly normalised. The adverse volume impact reflected softer demand across several markets.

	Analysis of Change
(In €m, except for percentage data)	For the year ended 30 April 2023	Volume	Price	Acquisitions	Foreign Exchange	Other	For the year ended 30 April 2024	% change
Revenue	8,684	(146)	(1,272)	—	(23)	—	7,243	(16.6)%
Operating profit
Cost of sales
Cost of sales was €5,211 million in FY24 compared to €6,293 million in FY23, representing a decrease of 17.2% or €1,082 million. This decrease was mainly the result of containerboard prices falling due to recovering energy prices after the Russia-Ukraine conflict. Direct energy and carbon credit costs were down €70 million and €67 million, respectively, as a result of similar dynamics. Maintenance costs were lower by €16 million and other variable costs decreased by €26 million, which was mainly driven by pallet costs. This decrease was partially offset by higher labour costs of €34 million.
Distribution
Costs related to distribution were €540 million in FY24 compared to €580 million in FY23, representing a decrease of 6.9% or €40 million. This decrease in distribution costs was primarily driven by lower prices and lower volumes sold.
Administrative expenses
Administrative expenses were €764 million in FY24 compared to €1,037 million in FY23, representing a decrease of 26.3% or €273 million. This decrease was primarily driven by non-trading asset disposals of €109 million, lower share-based payments of €19 million, a decline in asset impairments of €32 million, a reduction in administrative labour costs of €68 million and a decrease in other non-production expenses of €43 million mainly driven by lower rent and rates.

Confidential Treatment Requested by DS Smith Limited
Operating profit
Operating profit was €728 million in FY24 compared to €774 million in FY23, representing a decrease of 5.9% or €46 million. This decrease was primarily driven by a decline in revenue of €1,441 million, partially offset by lower operating costs of €1,395 million.
Net finance costs
Net finance costs were €119 million in FY24 compared to €85 million in FY23, representing an increase of 40.0% or €34 million. This increase was primarily driven by a €47 million increase in finance costs substantially related to approximately €790 million higher outstanding borrowings. The increase in finance costs was partially offset by an increase in finance income of €13 million.
Income tax expense
Income tax expense was €165 million in FY24 compared to €174 million in FY23, representing a decrease of 5.2% or €9 million. This decrease was primarily driven by a reduction in continuing profits before tax.
Profit for the period
Profit for the period was €462 million in FY24 compared to €531 million in FY23, representing a decrease of 13.0% or €69 million. This decrease was primarily driven by a decline in operating profit of €46 million, attributable to a €1,441 million fall in revenue partially offset by €1,395 million of lower operating costs, together with €34 million higher net finance costs. This decrease was partially offset by a €9 million reduction in income tax expense.
Adjusted EBITDA
Adjusted EBITDA was €1,141 million in FY24 compared to €1,205 million in FY23, representing a decrease of 5.3% or €64 million. This decrease was primarily driven by lower packaging prices of €1,272 million due to falling energy and paper prices and weaker sales volumes of €146 million. These decreases were partially offset by lower input costs, as containerboard and fibre prices fell following the recovery in energy prices. Direct energy costs reduced by €70 million, carbon credit costs reduced by €67 million and other variable costs, mostly related to pallet costs, were €26 million lower. Distribution costs decreased by €40 million on lower prices and volumes, and administrative labour costs reduced by €68 million. This decrease in cost of sales was partially offset by €34 million of higher production labour costs.
See “—Reconciliation of Non-IFRS Financial Measures” below for a reconciliation of non-IFRS measures to the most directly comparable IFRS Accounting Standards measures.
Reconciliation of Non-IFRS Financial Measures
The sections below provide reconciliations of the closest measures prepared in accordance with IFRS Accounting Standards to the non-IFRS measures used by the EMEA Packaging Business.

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Adjusted EBITDA
The following table sets out a reconciliation of profit to Adjusted EBITDA for the periods indicated:

	For the 8 months ended	For the year ended 30 April
Continuing operations	31 December 2025 €m	2025 €m	2024 €m	2023 €m
(Loss)/profit for the period	(402)	(155)	444	516
Income tax (benefit)/expense	(37)	41	165	174
Share of profit of equity accounted investments, net of tax	(1)	—	—	(1)
Finance income	(14)	(11)	(15)	(2)
Finance costs	109	173	134	87
Amortisation	56	82	78	95
Depreciation	369	377	338	323
Acquisition and integration costs⁽¹⁾	18	257	2	13
Restructuring costs(2)	191	—	—	—
Impairment of goodwill(3)	204	—	—	—
Other non-recurring items(4)	—	6	(5)	—
Adjusted EBITDA(5)	493	770	1,141	1,205
__________________
(1)Acquisition and integration costs primarily represent costs arising from the Acquisition during FY25 and the subsequent integration of the businesses.
(2)Restructuring costs primarily represent costs of workforce actions taken in connection with the comprehensive organisational delayering programme.
(3)An impairment of goodwill was recorded in the 8 months ended 31 December 2025. See “Note 9. Intangible assets” for further detail.
(4)Other non-recurring items primarily consist of costs related to fixed asset impairments in FY25 and the gain/loss on divestment of associates in FY24.
(5)For the definition of Adjusted EBITDA, see “—Description of Non-IFRS Financial Measures—Adjusted EBITDA”.
Adjusted net debt and adjusted net debt/Adjusted EBITDA
The following table sets out a reconciliation of adjusted net debt and adjusted net debt/Adjusted EBITDA:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Borrowings	(3,586)	(3,549)	(2,852)	(2,063)
Bank overdrafts	(213)	(102)	(104)	(118)
Cash and cash equivalents	456	423	562	529
IFRS 16 lease liabilities	276	286	276	254
Adjusted net debt	(3,067)	(2,942)	(2,118)	(1,398)
Adjusted EBITDA	493	770	1,141	1,205
Adjusted net debt/Adjusted EBITDA(1)	(6.22)	(3.82)	(1.86)	(1.16)
__________________
(1)For the definitions of adjusted net debt and adjusted net debt/Adjusted EBITDA, see “—Description of Non-IFRS Financial Measures—Adjusted net debt and adjusted net debt/Adjusted EBITDA”.

Confidential Treatment Requested by DS Smith Limited
Adjusted free cash flow
The following table sets out a reconciliation of net cash flow from operating activities to adjusted free cash flow for the periods indicated:

	For the 8 months ended	For the year ended 30 April
Continuing operations	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Net cash flow (used in)/provided by operating activities	177	(47)	305	929
Capital expenditure	(377)	(551)	(583)	(587)
Proceeds from sale of property, plant and equipment and intangible assets	4	17	48	22
Adjusted free cash flow(1)	(196)	(581)	(230)	364
_________________
(1) For the definition of Adjusted free cash flow, see “—Description of Non-IFRS Financial Measures—Adjusted free cash flow”.
5.B.              LIQUIDITY AND CAPITAL RESOURCES
Working Capital Statement
In the opinion of the Company, taking into account the facilities available to the Group, the EMEA Packaging Business’s working capital is sufficient for the EMEA Packaging Business’s present requirements, which is for at least 12 months following the date of this registration statement. Additionally, International Paper has committed that it will provide assistance to the EMEA Packaging Business to enable the EMEA Packaging Business to continue its operations and fulfil all of its financial obligations expiring at the earlier of the consummation of the Separation or 12 months from the date of approval of the Combined Financial Statements.
Cash Flows
The following table presents the primary components of the EMEA Packaging Business’s cash flows for each of the periods indicated.

	For the 8 months ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Net cash flow (used in)/provided by operating activities from continuing operations	177	(47)	305	929
Net cash flow (used in)/provided by investing activities from continuing operations	(301)	(532)	(659)	(567)
Net cash flow (used in)/provided by financing activities from continuing operations	62	411	410	(832)
Net (decrease)/increase in cash and cash equivalents from continuing operations	(62)	(168)	56	(470)
Net (decrease)/increase in cash and cash equivalents from discontinued operations	(19)	33	(3)	18
Cash and cash equivalents at the beginning of the year	325	458	411	889
Effects of foreign exchange rate changes	(1)	2	(6)	(26)
Cash and cash equivalents at the end of the year	243	325	458	411

Confidential Treatment Requested by DS Smith Limited
Continuing Operations
Net cash flow (used in)/provided by operating activities
Net cash flow provided by operating activities was €177 million for the eight months ended 31 December 2025. Cash flows provided by operating activities were primarily attributable to cash generated from continuing operations of €339 million, which was partially offset by interest paid of €145 million and tax paid of €31 million. Cash generated from continuing operations reflected cash generation of €466 million before working capital movements, partially offset by a working capital outflow of €127 million, driven by a €183 million outflow from trade and other payables and partially offset by a €83 million inflow from trade and other receivables.
Net cash flow used in operating activities was €47 million in FY25 compared to net cash flow provided by operating activities of €305 million in FY24, representing a decrease of 115.4% or €352 million. This decrease in net cash flow provided was primarily driven by a €345 million reduction in cash generated from continuing operations, which comprised a €586 million decline in cash generation before working capital movements, partially offset by a €241 million working capital inflow. The decline in cash generation before working capital movements was primarily driven by a €599 million reduction in profit for the period from continuing operations. The favourable working capital movement was driven by a €416 million lower outflow on trade and other payables, reflecting reduced payments to suppliers, and a €12 million net inflow from other working capital items, partially offset by €123 million of lower cash collected from trade and other receivables and a €64 million increase in cash invested in inventories. The decrease in net cash flow from operating activities was also driven by a €79 million increase in interest paid, partially offset by a €76 million reduction in tax paid.
Net cash flow provided by operating activities was €305 million in FY24 compared to €929 million in FY23, representing a decrease of 67.2% or €624 million. This decrease was primarily driven by a €583 million reduction in cash generated from continuing operations. This reduction consisted of a €204 million decline in cash generation before working capital movements and a €379 million larger working capital outflow. The decline in cash generation before working capital movements primarily reflected a €72 million reduction in profit for the period from continuing operations. The unfavourable working capital movement was driven by a €323 million higher outflow on trade and other payables and a €97 million smaller release from inventories, partially offset by €41 million of higher cash collected from trade and other receivables. The decrease was also driven by a €49 million increase in tax paid and a €5 million increase in interest paid. These decreases were partially offset by a €13 million increase in interest received.
Net cash flow (used in)/provided by investing activities
Net cash flow used in investing activities was €301 million for the eight months ended 31 December 2025. Cash flows used in investing activities were primarily attributable to outflows of €377 million related to capital expenditure and €9 million related to the issuance of related party notes to International Paper. These outflows were partially offset by €47 million of collection on related party notes, €28 million of net collection on short-term related party notes from cash pooling activities with International Paper and €4 million of proceeds from the sale of property, plant and equipment and intangible assets.
Net cash flow used in investing activities was €532 million in FY25 compared to €659 million in FY24, representing a decrease of 19.3% or €127 million. This decrease was primarily driven by a €118 million reduction in cash used to acquire businesses, a €32 million reduction in capital expenditure and €57 million of collection on related party notes. This decrease was partially offset by €45 million related to the issuance of related party notes to International Paper and a €31 million decrease in proceeds from the sale of property, plant and equipment.
Net cash flow used in investing activities was €659 million in FY24 compared to €567 million in FY23, representing an increase of 16.2% or €92 million. This increase was primarily driven by €130 million of cash used to acquire businesses in FY24. This increase was partially offset by a €26 million increase in proceeds from the sale of property, plant and equipment, €6 million of proceeds from the divestment of an equity accounted investment and a €4 million reduction in capital expenditure.

Confidential Treatment Requested by DS Smith Limited
Net cash flow (used in)/provided by financing activities
Net cash flow provided by financing activities was €62 million for the eight months ended 31 December 2025. Cash flows provided by financing activities were primarily attributable to €105 million of net proceeds from revolving credit facilities, a €65 million increase in invested capital and proceeds from related party notes of €30 million. Net cash flow provided by financing activities was partially offset by a €59 million repayment of principal on lease liabilities, a €39 million outflow related to net external borrowing activity, comprising €40 million of repayments, partially offset by €1 million of proceeds from borrowings, and a €34 million repayment of related party notes.
Net cash flow provided by financing activities was €411 million in FY25 compared to €410 million in FY24, representing an increase of 0.2% or €1 million. This increase was primarily driven by a €1,305 million increase in net proceeds from revolving credit facilities and an inflow of €247 million from the incremental contributions of International Paper EMEA entities during the period. This increase was partially offset by a €1,291 million reduction in proceeds from external borrowings, a €103 million repayment of related party notes, a €99 million increase in the repayment of external borrowings and a €68 million larger outflow from net changes in invested capital.
Net cash flow provided by financing activities was €410 million in FY24 compared to net cash flow used in financing activities of €832 million in FY23, representing an increase of 149.3% or €1,242 million. This increase in net cash flow provided was primarily driven by a €1,444 million increase in proceeds from external borrowings, a €413 million reduction in the repayment of external borrowings and a €35 million reduction in the repayment of lease principal. These increases were partially offset by a €682 million increase in net repayment of revolving credit facilities.
Discontinued Operations
Cash generated from operating activities from discontinued operations was €3 million, €11 million, €57 million and €56 million for the eight months ended 31 December 2025, FY25, FY24 and FY23, respectively. Cash used for investing activities from discontinued operations was €22 million, €50 million and €38 million for the eight months ended 31 December 25, FY24 and FY23, respectively. Cash generated from investing activities from discontinued operations was €30 million in FY25. Cash used for financing activities from discontinued operations was €8 million and €10 million in FY25 and FY24, respectively. There were no financing cash flows from discontinued operations for the eight months ended 31 December 2025 and FY23. These cash flows resulted from the operations and sale of the Legacy DS Smith North American Packaging Business to International Paper.
Capital Resources and Indebtedness
See “Item 3. Key Information—3.B. Capitalisation and Indebtedness” for details relating to the EMEA Packaging Business’s capitalisation and indebtedness as at the dates indicated therein. Further details of the capital resources of the EMEA Packaging Business are set out in the summaries below.
The EMEA Packaging Business’s liquidity requirements primarily relate to its working capital requirements, funding its operating expenses and capital expenditure, implementing its growth strategies, and servicing its ongoing debt obligations.
Historically, the EMEA Packaging Business primarily relied on cash flows generated from its operations and external borrowing to meet its liquidity needs. In connection with the Separation, the EMEA Packaging Business will enter into a series of borrowing arrangements with unaffiliated third-party lenders, which the Group expects to be approximately €[●] million.
The EMEA Packaging Business also has access to a trade receivable factoring facility, under which it sells certain trade receivables to third-party financial institutions as part of its management of working capital and liquidity.

Confidential Treatment Requested by DS Smith Limited
Capital Expenditure
[There are no restrictions on the use of capital resources that have materially affected, or could materially affect, the Group’s operations.]
The EMEA Packaging Business’s capital expenditure investment is intended to drive growth, productivity and maintenance, including owned asset additions.
Capital expenditure amounted to €377 million for 8M25, €551 million in FY25, €583 million in FY24 and €587 million in FY23. The principal capital expenditure in FY25 and FY24 relate to the new paper machine at the Lucca mill, while capital expenditure in FY23 relates to the new paper machine in Lucca and the development of greenfield sites in Italy and Poland. Capital expenditure commitments have shifted over time, with the focus narrowing to the new paper machine at the Lucca mill by December 2025, compared to earlier commitments in FY23 which also included the development of greenfield sites in Italy and Poland. To date in 2026, capital expenditure comprised approximately €306 million of transformation capital expenditure and €367 million of maintenance capital expenditure.
Commitments and Contingent Liabilities
Commitments
Lease commitments are the future cash outflows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low-value assets, leases with terms of less than 12 months, variable leases, extension and termination options and leases not yet commenced but which the EMEA Packaging Business has committed to. The EMEA Packaging Business had no other material commitments as at 31 December 2025. The following table summarises the EMEA Packaging Business’s contractual obligations for the periods indicated as at 31 December 2025.

	Within 1 year €m	Later than 1 year but less than 5 years €m	Later than 5 years €m	Total €m
Leases	(89)	(155)	(32)	(276)
Contingent Liabilities
The EMEA Packaging Business's legacy International Paper Italian packaging subsidiary was subject to a fine of €29 million imposed by the ICA in August 2019 in connection with an investigation into the Italian corrugated packaging industry. The EMEA Packaging Business, at this time, accrued the full €29 million in respect of this liability. Following a series of appeals, in FY24 the Italian Council of State reduced the fine by €6 million, which was recognised as a gain upon settlement, and the EMEA Packaging Business settled the outstanding €23 million balance in full. As at 31 December 2025, the EMEA Packaging Business no longer recognises any liability in respect of this matter. See “Note 25. Capital commitments and contingencies” of the Combined Financial Statements for further detail. IP Italy and certain of the EMEA Packaging Business’s Legacy DS Smith Italian packaging subsidiaries are also subject to ongoing claims and litigation brought by customers claiming damages based on the ICA’s findings. While it is not possible to predict the overall outcome and ultimate potential liability that might be incurred in connection with such claims and litigation, there can be no guarantee that the aggregate of possible damages could not have a material impact on the business, prospects, results of operations or financial condition of the Group.
Except in relation to the above, the EMEA Packaging Business is not subject to material litigation but has contingent liabilities arising in the ordinary course of business including claims, litigation and regulatory enquiries in areas such as health and safety, environmental and antitrust. No material losses are anticipated to arise on these contingent liabilities.

Confidential Treatment Requested by DS Smith Limited
Qualitative and Quantitative Disclosures about Financial Risks
The EMEA Packaging Business is exposed to a number of financial risks that arise from its use of financial instruments. These include market risk (including interest rate risk, foreign exchange risk and commodity price risk), credit risk and liquidity risk. See “Note 19. Financial instruments” of the Combined Financial Statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further information.
Unaudited Pro Forma Combined Financial Information
The following Unaudited Pro Forma Combined Financial Information consists of the unaudited pro forma combined statement of financial position as at 31 December 2025 and the unaudited pro forma combined income statements for the eight months ended 31 December 2025 and the year ended 30 April 2025. The following Unaudited Pro Forma Combined Financial Information gives effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X. The Separation and related transactions are described in the section of this registration statement entitled “Reorganisation and Separation”.
The Unaudited Pro Forma Combined Financial Information has been derived from the Group’s historical combined financial statements included elsewhere in this registration statement. The pro forma adjustments to the unaudited pro forma combined income statements for the eight months ended 31 December 2025 and the year ended 30 April 2025 assume that the Separation and related transactions occurred as at 1 May 2024. The unaudited pro forma combined statement of financial position gives effect to the Separation and related transactions as if they had occurred on 31 December 2025, the Group’s most recent statement of financial position date.
The Unaudited Pro Forma Combined Financial Information has been prepared to include transaction accounting and autonomous entity adjustments to reflect the Group’s financial condition and results of operations as if the Group were a standalone company.
Transaction accounting and autonomous entity adjustments include the following:
•the anticipated post-Separation capital structure, including the Distribution and the incurrence of new financing arrangements, as well as any related impacts to the unaudited pro forma combined statements of income;
•the impact of, and transactions contemplated by, the Transition Services Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Intellectual Property Rights Matters Agreement and other agreements as described under “Item 10. Additional Information—10.C. Material Contracts” to be entered into in connection with the Separation;
•other adjustments as described in the notes to this Unaudited Pro Forma Combined Financial Information; and
•the tax impact of the adjustments described above and herein.
The Unaudited Pro Forma Combined Financial Information is based upon available information and assumptions, including those described in the accompanying notes, that the Group believes are reasonable and supportable. The Unaudited Pro Forma Combined Financial Information is for informational purposes only and does not purport to represent what the Group’s financial position and results of operations would have been had the Separation occurred on the dates indicated, or to project the Group’s financial performance for any future period. For periods at or after 31 January 2025, the date of the Acquisition, the Group’s historical combined financial statements have been derived from International Paper’s historical accounting records and reflect the allocation of corporate overhead expenses. All of the allocations and estimates in such financial statements are based on assumptions that management believes are reasonable. The Group’s historical combined financial statements for the periods at or after 31 January 2025 do not necessarily represent what the Group’s financial position or results of operations would have been had the Group been operated as a standalone company during the periods or at the dates presented.

Confidential Treatment Requested by DS Smith Limited
The Unaudited Pro Forma Combined Financial Information reported below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 3. Key Information—3.B. Capitalisation and Indebtedness”, and the Group’s historical combined financial statements and the corresponding notes included elsewhere in this registration statement. For factors that could cause actual results to differ materially from those presented in the Unaudited Pro Forma Combined Financial Information, see “Item 3. Key Information —3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this registration statement.

Confidential Treatment Requested by DS Smith Limited
Unaudited Pro Forma Combined Statement of Financial Position
As at 31 December 2025

(In € millions, except share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Assets
Non-current assets
Intangible assets	2,143	[●]		[●]		[●]
Biological assets	4	[●]		[●]		[●]
Property, plant and equipment	4,696	[●]		[●]		[●]
Right-of-use assets	262	[●]		[●]		[●]
Equity accounted investments	14	[●]		[●]		[●]
Other investments	6	[●]		[●]		[●]
Employee defined benefit plan surplus	97	[●]		[●]		[●]
Deferred tax assets	123	[●]	(c), (g)	[●]		[●]
Other receivables	23	[●]		[●]		[●]
Derivative financial instruments	11	[●]		[●]		[●]
Note receivable – International Paper	127	[●]		[●]		[●]
Total non-current assets	7,506	[●]		[●]		[●]
Current assets
Intangible assets	7	[●]		[●]		[●]
Inventories	664	[●]	(d)	[●]		[●]
Biological assets	—	[●]		[●]		[●]
Income tax receivable	1	[●]		[●]		[●]
Trade and other receivables	1,736	[●]	(a)	[●]		[●]
Cash and cash equivalents	456	[●]	(a)	[●]		[●]
Derivative financial instruments	28	[●]		[●]		[●]
Due from International Paper	4	[●]		[●]		[●]
Note receivable – International Paper	1,846	[●]		[●]		[●]
Assets held for sale	6	[●]		[●]		[●]
Total current assets	4,748	[●]		[●]		[●]
Total assets	12,254	[●]		[●]		[●]
Liabilities
Non-current liabilities
Borrowings	(2,878)	[●]	(a)	[●]		[●]
Employee defined benefit plan liability	(104)	[●]		[●]		[●]
Other payables	(40)	[●]		[●]		[●]
Provisions	(88)	[●]		[●]		[●]
Lease liabilities	(187)	[●]		[●]		[●]
Deferred tax liabilities	(171)	[●]	(g)	[●]		[●]
Derivative financial instruments	(18)	[●]		[●]		[●]
Note payable – International Paper	—	[●]		[●]		[●]
Total non-current liabilities	(3,486)	[●]		[●]		[●]
Current liabilities
Bank overdrafts	(213)	[●]		[●]		[●]
Borrowings	(708)	[●]	(a)	[●]		[●]
Trade and other payables	(1,931)	[●]		[●]		[●]
Income tax liabilities	(106)	[●]		[●]		[●]
Provisions	(209)	[●]		[●]		[●]
Lease liabilities	(89)	[●]		[●]		[●]
Derivative financial instruments	(54)	[●]		[●]		[●]
Due to International Paper	(38)	[●]		[●]		[●]
Note payable – International Paper	(50)	[●]	(a)	[●]		[●]
Liabilities held for sale	—	[●]		[●]		[●]
Total current liabilities	(3,398)	[●]		[●]		[●]
Total liabilities	(6,884)	[●]		[●]		[●]
Equity
Share capital	—	[●]	(e)	[●]		[●]
Share premium	—	[●]	(f)	[●]		[●]
Invested capital	(5,859)	[●]	(e)	[●]		[●]
Hedging reserves	36	[●]		[●]		[●]
Translation reserve	456	[●]		[●]		[●]

Confidential Treatment Requested by DS Smith Limited

(In € millions, except share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Non-controlling interests	(3)	[●]		[●]		[●]
Total equity	(5,370)	[●]		[●]		[●]
Total liabilities and equity	(12,254)	[●]		[●]		[●]

Confidential Treatment Requested by DS Smith Limited
Unaudited Pro Forma Combined Income Statement
For the Eight Months Ended 31 December 2025

(In € millions, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Revenue	5,241	[●]		[●]		[●]
Operating costs	(5,586)	[●]		[●]	(h)	[●]
Operating (loss)/profit	(345)	[●]		[●]		[●]
Finance income	14	[●]		[●]		[●]
Finance costs	(109)	[●]	(b)	[●]		[●]
Share of profit of equity accounted investments, net of tax	1	[●]		[●]		[●]
(Loss)/profit before income tax	(439)	[●]		[●]		[●]
Income tax benefit/(expense)	37	[●]	(g)	[●]	(i)	[●]
(Loss)/profit for the period from continuing operations	(402)	[●]		[●]		[●]
Discontinued operations
Profit for the period from discontinued operations, net of tax	589	[●]		[●]		[●]
Profit/(loss) for the period	187	[●]		[●]		[●]
Profit/(loss) for the period attributable to:
Invested capital	187	[●]		[●]		[●]
Non-controlling interests	—	[●]		[●]		[●]

Unaudited pro forma earnings per Company share
Basic						[●]	(j)
Diluted						[●]	(j)
Weighted-average number of Shares in issue
Basic						[●]	(j)
Diluted						[●]	(j)

Confidential Treatment Requested by DS Smith Limited
Unaudited Pro Forma Combined Income Statement
For the Year Ended 30 April 2025

(In € millions, except per share data)	Historical	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma
Revenue	7,467	[●]		[●]		[●]
Operating costs	(7,419)	[●]		[●]	(h)	[●]
Operating (loss)/profit	48	[●]		[●]		[●]
Finance income	11	[●]		[●]		[●]
Finance costs	(173)	[●]	(b)	[●]		[●]
Share of profit of equity accounted investments, net of tax	—	[●]		[●]		[●]
(Loss)/profit before income tax	(114)
Income tax benefit/(expense)	(41)	[●]	(g)	[●]	(i)	[●]
(Loss)/profit for the period from continuing operations	(155)	[●]		[●]		[●]
Discontinued operations
Profit for the period from discontinued operations, net of tax	17	[●]		[●]		[●]
Profit/(loss) for the period	(138)	[●]		[●]		[●]
Profit/(loss) for the period attributable to:
Invested capital	(138)	[●]		[●]		[●]
Non-controlling interests	—	[●]		[●]		[●]

Unaudited pro forma earnings per Company share
Basic						[●]	(j)
Diluted						[●]	(j)
Weighted-average number of Shares in issue
Basic						[●]	(j)
Diluted						[●]	(j)

Confidential Treatment Requested by DS Smith Limited
Notes to Unaudited Pro Forma Combined Financial Information
The unaudited pro forma combined statement of financial position as at 31 December 2025 and the unaudited pro forma combined income statements for the eight months ended 31 December 2025 and the year ended 30 April 2025 include the following adjustments:
Transaction Accounting Adjustments:
(a)Prior to the Separation, the Company intends to enter into a new note payable arrangement with International Paper whereby the Company would borrow a principal amount of approximately €[●] million (the “Related Party Promissory Note (2026 Notes)”). The Related Party Promissory Note (2026 Notes) is expected to have a maturity of [●] years with an interest rate of approximately [●]%. Cash proceeds from the issuance of the Related Party Promissory Note (2026 Notes) are expected to be used to repay the Group’s €600 million 0.875% euro medium-term notes due 12 September 2026 (listed on the Luxembourg Stock Exchange with ISIN XS2051777873) (the “Legacy DS Smith 2026 Notes”) at or ahead of their maturity in September 2026.
On 4 June 2026, the Company obtained noteholders’ consent (by way of passing extraordinary resolutions for each relevant class of notes) for International Paper to be substituted as issuer and principal debtor in respect of the Company’s existing €850 million 4.375% euro medium-term notes due 27 July 2027 (listed on the Luxembourg Stock Exchange with ISIN XS2654097927) (the “Legacy DS Smith 2027 Notes”), £250 million 2.875% euro medium-term notes due 26 July 2029 (listed on the Luxembourg Stock Exchange with ISIN XS1652512705) (the “Legacy DS Smith 2029 Notes”) and €650 million 4.500% euro medium-term notes due 27 July 2030 (listed on the Luxembourg Stock Exchange with ISIN XS2654098222) (together with the Legacy DS Smith 2027 Notes and the Legacy DS Smith 2029 Notes, (the “Assumed Term Notes”)), respectively. It is expected that this issuer substitution would become effective in advance of the Separation, at which point International Paper would become the issuer and principal debtor in respect of the Assumed Term Notes in exchange for a US dollar equivalent promissory note issued to International Paper by the Company (the “Related Party Promissory Note (Assumed Term Notes)” and, together with the Related Party Promissory Note (2026 Notes), the “Related Party Promissory Notes”) in advance of the Separation.
The Group also expects to incur new indebtedness through the issuance of bonds and a term loan (together, the “New Indebtedness”) in an aggregate principal amount of approximately €[●] billion, net of related debt issuance costs of €[●] million and €[●] million for the bonds and term loan respectively. Debt issuance costs will be amortised to finance costs over the term of the New Indebtedness and are reflected as a reduction to borrowings. The bonds’ maturities are expected to range from [●] years to [●] years with a weighted average interest rate of approximately [●]%. The term loan is expected to have a maturity of [●] years with an interest rate of approximately [●]%. The terms of such New Indebtedness are subject to change and will be finalised prior to the closing of the Separation.
The Group expects to use the net proceeds from the incurrence of the New Indebtedness, together with cash on hand to repay indebtedness under the Company’s: (i) £1.4 billion credit facility agreement originally dated 29 November 2018 with, among others, National Westminster Bank plc as facility agent (as amended, novated, supplemented, varied, modified, extended or restated from time to time, the “Legacy DS Smith RCF”); (ii) €60 million credit facility agreement originally dated 29 November 2018, as amended 15 April 2025, with Danske Bank A/S, London Branch as original lender (as amended, novated, supplemented, varied, modified, extended or restated from time to time, the “Legacy DS Smith Danske Bank Facility”); (iii) £50 million uncommitted loan facility agreement originally dated 12 July 2023 with CaixaBank, S.A. UK Branch (as amended, novated, supplemented, varied, modified, extended or restated from time to time, the “Legacy DS Smith CaixaBank Facility”); (iv) €200 million credit facility agreement originally dated 19 June 2024, as amended 25 April 2025, with, among others, IKB Deutsche Industriebank AG as facility agent (as amended, novated, supplemented, varied, modified, extended or restated from time to time, and together with the Legacy DS Smith RCF, the Legacy DS Smith Danske

Confidential Treatment Requested by DS Smith Limited
Bank Facility and the Legacy DS Smith CaixaBank Facility, the “Legacy DS Smith Existing Bank Facilities”); and (v) the Related Party Promissory Note (Assumed Term Notes).
Furthermore, the Company intends to enter into a bridge facility of €[●] (the “Bridge Facility”) that would be made available if the New Indebtedness were not available. The Bridge Facility is not expected to be utilised upon the completion of the Separation. Total debt issuance costs associated with the Bridge Facility of €[●] million are recorded in trade and other receivables and are amortised to finance costs over the term of the Bridge Facility.
The adjustments to cash and cash equivalents, note payable – related party and borrowings above are summarised in the following tables:

31 December 2025 €m
Cash proceeds from issuance of Related Party Promissory Note (2026 Notes)	[●]
Repayment of Legacy DS Smith 2026 Notes	[●]
Cash proceeds from the Assumed Term Notes exchanged for the Related Party Promissory Note (Assumed Term Notes), net of fees	[●]
Cash proceeds from issuance of New Indebtedness, net of debt issuance costs	[●]
Repayment of Legacy DS Smith Existing Bank Facilities, and a portion of the Related Party Promissory Note (Assumed Term Notes)	[●]
Total pro forma adjustment to cash and cash equivalents	[●]

31 December 2025 €m
Issuance of Related Party Promissory Note (2026 Notes)	[●]
Issuance of the Related Party Promissory Note (Assumed Term Notes) in exchange for the Assumed Term Notes	[●]
Repayment of a portion of the Related Party Promissory Note (Assumed Term Notes)	[●]
Total pro forma adjustment to note payable – International Paper	[●]

31 December 2025 €m
Repayment of Legacy DS Smith 2026 Notes	[●]
Reduction of Assumed Term Notes	[●]
Issuance of New Indebtedness, net of discounts and debt issuance costs	[●]
Repayment of Legacy DS Smith Existing Bank Facilities	[●]
Total pro forma adjustment to borrowings	[●]
(b)Reflects estimated finance costs and the amortisation of original issue discount and deferred debt issuance costs under the effective interest rate method related to the New Indebtedness described in pro forma footnote (a) above. Finance costs on the New Indebtedness were computed based on a weighted average interest rate of [●]%, including fees. Finance costs were calculated assuming constant debt levels throughout the period.
The actual rates of interest can change from those assumed. A 1/8% change to the annual rates on the New Indebtedness would change finance costs by approximately €[●] million and €[●] million for the eight months ended 31 December 2026 and the year ended 30 April 2027, respectively.
This adjustment also reflects the estimated finance costs related to the Related Party Promissory Notes with International Paper described in pro forma footnote (a) above. Finance costs on each of the Related Party

Confidential Treatment Requested by DS Smith Limited
Promissory Notes payable with International Paper and on the outstanding portion of the Related Party Promissory Note were computed based on a weighted average interest rate of [●]% and were calculated assuming constant debt levels throughout the period.
A 1/8% change to the annual rates on the Related Party Promissory Notes payable would change interest expense by approximately €[●] million and €[●] million for the eight months ended 31 December 2025 and the year ended 30 April 2025, respectively.
Finance costs adjustments are summarised below:

(in millions)	For the 8 months ended 31 December 2025 €m	For the year ended 30 April 2025 €m
Interest on New Indebtedness	[●]	[●]
Amortisation of original discount and deferred issuance costs related to the New Indebtedness	[●]	[●]
Amortisation of debt issuance costs associated with Bridge Facility	[●]	[●]
Interest on Related Party Promissory Notes	[●]	[●]
Less: Interest on Legacy DS Smith 2026 Notes to be repaid	[●]	[●]
Less: Interest on Assumed Term Notes	[●]	[●]
Less: Interest on the Legacy DS Smith Existing Bank Facilities to be repaid	[●]	[●]
Total pro forma adjustment to Finance costs	[●]	[●]
(c)Reflects the expected effects of the Tax Matters Agreement, pursuant to which the Group will remit to International Paper a specified portion of cash tax savings attributable to the utilisation of certain net operating losses the Group retained in connection with the Separation. The Group has estimated approximately €[●] million and €[●] million payable to International Paper for the eight months ended 31 December 2025 and the year ended 30 April 2025, respectively, related to estimated tax benefits during the periods presented. Accordingly, the Unaudited Pro Forma Combined Financial Information has been adjusted to reflect such amounts.
In addition, the unaudited pro forma combined statement of financial position has been adjusted to reflect a liability of approximately €[●] million, representing amounts that would have been payable to International Paper as at 31 December 2025 pursuant to the Tax Matters Agreement. The deferred tax assets associated with the retained tax attributes continue to be reflected in the unaudited pro forma combined statement of financial position.
The amounts reflected represent the Group’s estimate of the payments that would have been due to International Paper under the Tax Matters Agreement and may differ from actual amounts payable based on the timing and amount of utilisation of the applicable tax attributes.
(d)Reflects the contribution of €[●] million of inventory from International Paper to assist the Group in managing the Group’s post-spin inventory needs in exchange for [●] shares of share capital at a par value of €[●] per share with a subscription price of €[●] million. The excess of the subscription price over the share capital value is credited to share premium.
(e)Reflects the reclassification of International Paper’s invested capital in the Group as at the date of the completion of the Separation to share capital and share premium to reflect the assumed issuance of [●] Shares at a par value of €[●] per share pursuant to the Separation and Distribution Agreement. The Group has assumed the number of Shares in issue based on the number of International Paper’s Shares outstanding as at 31 December 2025 and a distribution ratio of [[●] share of the Group’s share capital for every [●] shares of International Paper Shares]. The actual number of shares issued will not be known until the Record Time.

Confidential Treatment Requested by DS Smith Limited
(f)The share premium adjustments are summarised below:

31 December 2025 €m
Expected effects of the Tax Matters Agreement (refer to pro forma footnote (c))	[●]
Inventory transferred from International Paper (refer to pro forma footnote (d))	[●]
Share capital issuance (refer to pro forma footnote (e))	[●]
Invested capital reclassification (refer to pro forma footnote (e))	[●]
Total pro forma adjustment to share premium	[●]
(g)Reflects €[●] million in [deferred tax assets/liabilities] as at 31 December 2025 for the tax effects of the transaction accounting adjustments at the applicable statutory tax rates, net of valuation allowances, [and the expected effects of the Separation and Distribution Agreement and changes to the Group’s legal entity structure in anticipation of the Separation].
Autonomous Entity Adjustments:
(h)The unaudited pro forma combined income statement reflects an estimated €[●] million for the eight months ended 31 December 2025 and €[●] million for the year ended 30 April 2025 of incremental costs for services to be provided by International Paper to the Group under the Transition Services Agreement with respect to information technology and cybersecurity services, procurement, treasury, finance and statutory reporting support and tax compliance services. The adjustment is based on [an estimated fixed fee in excess of historical amounts allocated for these respective services. The estimated service periods range from approximately three to 12 months following the Separation, depending on the nature of the service.] The adjustment has been calculated based on the terms of the latest draft of the Transition Services Agreement and is subject to change.
(i)Reflects the income tax effect of the autonomous entity pro forma adjustments using the applicable statutory tax rates in effect within the respective tax jurisdictions during the periods presented, and the expected effects of the Separation and Distribution Agreement. The applicable tax rates could be impacted depending on many factors subsequent to the Separation and may be materially different from the pro forma results.
Pro Forma Earnings Per Share:
(j)The weighted-average number of Shares used to compute pro forma basic and diluted earnings per share for both the eight months ended 31 December 2025 and the year ended 30 April 2025 is [●], which represents the number of Shares expected to be in issue immediately following the Separation. Refer to pro forma footnote (e) above. The actual dilutive effect on the Shares in issue following the completion of the Separation will depend on various factors, including the impact of equity-based compensation arrangements. The Group cannot estimate pro forma dilutive effects at this time.
5.C.              RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.
Research and Development
The EMEA Packaging Business’s R&D activities are focused on advancing sustainable, fibre-based packaging solutions in support of the circular economy. The scope of the EMEA Packaging Business’s R&D efforts encompasses the development of alternative packaging materials, barrier coatings that enhance the usages of fibre-based packaging (namely, as a substitute for plastic parts or packaging), exploration of alternative plant fibres (including straw, hemp, seaweed and other organic materials), novel manufacturing processes and the optimisation of packaging design to reduce material consumption while maintaining product integrity. These activities are closely aligned with the EMEA Packaging Business’s broader sustainability strategy and its commitment to help customers

Confidential Treatment Requested by DS Smith Limited
in their innovation agendas (including packaging) and to fulfil legislative demands, including in their transition away from single-use plastics.
R&D costs, which comprise staff costs, material costs, depreciation of property (labs), equipment, patent costs and other costs directly attributable to R&D activities, were €9 million in FY25. These costs are included within administrative expenses and are expensed as incurred in accordance with the EMEA Packaging Business’s accounting policies.
The EMEA Packaging Business’s principal R&D facilities include the Fibre and Paper Development Laboratory at Kemsley Mill in the United Kingdom, which was opened in 2022 and hosts innovative projects focused on the circular economy, including research into alternative plant-based fibres and process chemistry and the optimisation of both. In FY24, the EMEA Packaging Business launched its Global R&D and Innovation Centre, designated “R8” in Redditch near Birmingham, United Kingdom. The R8 facility includes a 4,000 square metre pilot hall, four laboratories, conditioning chambers, an ideation and design studio, prototyping areas and collaboration spaces. The R8 facility enables the EMEA Packaging Business, its customers and partners to accelerate the development of new sustainable packaging concepts and fulfilment solutions. The EMEA Packaging Business also maintains a network of more than 50 Impact Centres and PackRight Centres across its operating footprint, which facilitate customer collaboration on the packaging design of new solutions.
The EMEA Packaging Business’s R&D priorities are driven mainly by customer demands but also by a number of key market and regulatory drivers. The PPWR, which was adopted in February 2025 and parts of which start to apply in all EU countries in August 2026, introduced waste reduction targets for member states, measures relating to recycled content, packaging minimisation and reuse, and bans on certain types of single-use packaging. Fibre-based packaging has been exempted from reuse targets under the PPWR, which the EMEA Packaging Business views as supportive of continued investment in recyclable corrugated solutions. Additionally, increasing customer demand for sustainable, plastic-free packaging—driven by consumer preferences and corporate sustainability commitments—continues to represent a structural growth driver for the EMEA Packaging Business’s R&D activities. The growth of e-commerce further reinforces demand for innovative, high-performance packaging that is protective in transit, efficient in the supply chain and designed for recyclability. These factors collectively underpin the EMEA Packaging Business’s continued investment in R&D to develop fibre-based solutions that address the evolving regulatory landscape and changing commercial requirements of its customers.
Patents and Registered Designs
As at 1 July 2026, the Group owned approximately 240 granted patents (belonging to 112 patent families), 69 patent applications, 42 registered designs and 35 utility models. In the past three years, the Group has filed for approximately 90 new patent applications. The granted patents and pending patent applications in the Group’s portfolio relate principally to the Group’s packaging products, manufacturing technologies, fibre-based materials, barrier solutions, sustainability initiatives and other innovations supporting its packaging and paper operations.
The Group has established significant innovation capabilities, with approximately [700] designers and innovators, a network of [●] major innovation hubs and [●] practical innovation centres across its operating footprint.
Trademarks
The Group has registered its trademarks and applied for trademark registrations in more than 50 countries, including 382 non-US trademark registrations and approximately 11 US trademark registrations. As at 1 July 2026, the Group has applied for three trademarks in 2026.

Confidential Treatment Requested by DS Smith Limited
5.D.             TREND INFORMATION
For a discussion of trend information, see “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results—Key Factors Affecting Results of Operations”.
In addition, capacity utilisation across the EMEA containerboard industry remains structurally below historical norms, at approximately 80%, and is expected to remain below the level historically associated with industry pricing power until further capacity rationalisation occurs. Higher-cost, loss-making capacity has continued to exit the market through shutdowns and furloughs, which has provided a degree of support for regional pricing.
5.E.             CRITICAL ACCOUNTING ESTIMATES
The EMEA Packaging Business’s reported financial condition and results of operations are sensitive to the accounting principles, methods and assumptions that are the basis for its Combined Financial Statements. The EMEA Packaging Business’s accounting policies, the judgements that management makes in the creation and application of these policies and the sensitivities of reported results to changes in accounting policies and assumptions are factors to be considered along with the Combined Financial Statements. For a detailed discussion of the EMEA Packaging Business’s significant accounting policies and estimates, see “Note 1. Basis of preparation, accounting policies, accounting estimates and judgements” of the Combined Financial Statements. For a detailed discussion of the key assumptions and sensitivity analyses related to goodwill impairment, see “Note 9. Intangible Assets” of the Combined Financial Statements. Detailed discussion of the actuarial valuations related employee benefit plans is detailed within “Note 22. Employee Benefits” of the Combined Financial Statements. Detailed discussion of estimates related to income tax provisions (including uncertain tax positions), along with the recognition of deferred tax assets/liabilities is included within “Note 6. Income tax expense” of the Combined Financial Statements. Assets and liabilities held for sale related to the Legacy DS Smith North American Packaging Business are discussed in “Note 7. Discontinued operations” of the Combined Financial Statements.
The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Changes in accounting estimates resulting from new information, new developments or experience are accounted for prospectively. See “Item 3. Key Information—3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.             DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The Directors, their principal functions within the Company and titles, together with a brief description of their management experience and expertise and principal business activities outside the Company, are set out below. The

Confidential Treatment Requested by DS Smith Limited
business address of each of the Directors (in such capacity) is Level 3, 1 Paddington Square, London W2 1DL, United Kingdom.
All Directors will stand for annual re-election at the Company’s annual general meeting.

Name	Age	Position
Timothy S. Nicholls	65	Chief Executive Officer and Executive Director
Vincent Bonnot	56	Chief Financial Officer and Executive Director
David A. Robbie	63	Non-Executive Chair
Lance T. Loeffler	48	Non-Executive Director and Representative Director of International Paper
Charlotte J. Boyle	55	Independent Non-Executive Director
Jo N. Harlow	64	Independent Non-Executive Director
Derek J. Harding	53	Independent Non-Executive Director
The management experience and expertise of each of the Directors is set out below:
David A. Robbie has strong financial, risk management and corporate finance experience with deep understanding of the Group. He served on Legacy DS Smith’s board as a Senior Independent Director and Chair of the Legacy DS Smith Audit, Nomination and Remuneration committees, and joined the International Paper Board in February 2025. Mr. Robbie was the Interim Chair, Senior Independent Director and Chair of the Audit Committee at FirstGroup plc, a British multinational transport group (2018-2021). He was previously Finance Director of Rexam PLC, a British-based multinational consumer packaging company (2005-2016). Prior to his role at Rexam, Mr. Robbie served in senior finance roles at BTR plc before becoming Group Finance Director at CMG plc in 2000 and then chief financial officer at Royal P&O Nedloyd N.V. in 2004. He served as a Non-Executive Director of the BBC between 2006 and 2010 and as chair of their Audit Committee. Mr. Robbie qualified as a chartered accountant while at KPMG.
Timothy S. Nicholls, Chief Executive Officer, has significant experience across corrugated packaging, paper and European manufacturing operations. Mr. Nicholls previously served as International Paper’s Chief Financial Officer from 2007 to 2011 and again from 2018 to 2025. He has nearly three decades of experience in the packaging and paper industry. With effect from 1 April 2025, Mr. Nicholls began serving as leader of the combined International Paper and Legacy DS Smith EMEA teams, overseeing the EMEA Packaging Business. In this role, he was responsible for driving the successful integration of Legacy DS Smith and implementing the Group’s performance strategy across the region, with a focus on operational excellence, customer value, and sustainable growth. In addition to serving as International Paper’s Chief Financial Officer, he previously oversaw the [Group’s] industrial packaging and printing and communication papers businesses.
Vincent Bonnot, Chief Financial Officer, is a seasoned international finance and strategy executive with extensive experience in competitive industrial sectors and deep expertise in the paper and packaging markets. He has spent over 17 years at International Paper, having served as Vice President of Financial Planning and Analysis, where he led corporate financial strategy, performance management and forecasting. Previously, he held the role of Vice President of Finance, Corporate Controller, responsible for corporate governance, compliance and financial reporting. Earlier in his tenure, he was Chief Financial Officer, EMEA, driving financial strategy, risk management and operational efficiency across the region.
Lance T. Loeffler serves as International Paper’s appointed representative non-executive Director on the Board. He has served as Senior Vice President and Chief Financial Officer of International Paper since 1 April 2025. In this role, he leads International Paper’s global financial strategy and finance functions. Before joining International Paper, Mr. Loeffler worked for Halliburton, where he most recently served as Senior Vice President, Middle East and North Africa (2022-2024). Prior to this role, Mr. Loeffler held other positions at Halliburton including Executive Vice President and Chief Financial Officer (2018-2022). Mr. Loeffler is also a member of the board of directors for HMH Holding, Inc., a publicly traded energy industry company that provides equipment and services used in oil and gas drilling (2026-present).

Confidential Treatment Requested by DS Smith Limited
Charlotte J. Boyle has a background of more than 20 years in professional services, starting her career with Egon Zehnder International, the global management consulting and leadership firm and then with Goldman Sachs’ US equities division in London and New York. She subsequently spent 14 years as a Partner with The Zygos Partnership. Ms. Boyle is currently Chair of Thatchers Cider Company Ltd and Chair of UK for UNHCR. Ms. Boyle was an Independent Director, Remuneration Committee Chair and Designated Director for the Workforce of Coca-Cola HBC AG and latterly Senior Independent Director (2017-May 2026) and a Non-Executive Director and ESC Committee Chair of Shaftesbury Capital plc (2017-2024).
Jo N. Harlow held a number of senior general management and global marketing roles for Microsoft, Nokia and Reebok prior to her non-executive career. Ms. Harlow is currently the Senior Independent Director of Centrica plc and a Non-Executive Director and Remuneration Committee Chair of J Sainsbury plc. Prior to this, Ms. Harlow was the Senior Independent Director and Remuneration Committee Chair of Halma plc (2016 to July 2026), a Non-Executive Director and Remuneration Committee Chair of InterContinental Hotel Group plc (2014-2023) and a Non-Executive Director of Ceconomy AG (2017-2021).
Derek J. Harding served on the board of Spectris plc as CFO from March 2019 until September 2024 and was president of Spectris Scientific from September 2024 until December 2025. Spectris plc ceased to be a publicly listed company on 4 December 2025. Mr. Harding is currently an Independent Non-Executive Director of The Sage Group plc and serves as a member of the Audit and Risk Committee. He has held several senior financial leadership roles during his career, including CFO at Senior plc, Group Finance Director at Shop Direct and Finance Director of Wolseley UK. He also has broad experience across a range of commercially focused financial and operational roles, including strategy, investor relations and mergers and acquisitions. Mr. Harding qualified as a chartered accountant with PwC.
Senior Managers
In addition to the Directors, the members of the senior executive team (each, a “Senior Manager”) who will have responsibility for day-to-day management of the Group’s business following UK Admission, together with their management experience and expertise and expected titles, are set out below. The business address of each Senior Manager (in such capacity) is Level 3, 1 Paddington Square, London W2 1DL, United Kingdom.

Name	Position
Paul Brown	[Head of Paper, Recycling, Sourcing & Procurement]
Stefano Rossi	[Head of Packaging]
Set out below are brief biographical descriptions of the persons named in the table above, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years.
Paul Brown, [Head of Paper, Recycling, Sourcing & Procurement], has nearly 35 years of experience in the P&P industry. He is a senior Paper, Recycling, Sourcing and Procurement executive with extensive experience across fibre and packaging supply chains. Since the closing of the Acquisition, he has led the Group’s global procurement strategy, with a focus on cost and value optimisation, supplier partnerships and security of supply. Prior to this role, he held a variety of leadership roles at Legacy DS Smith including managing director of paper sourcing and procurement operations (2022-2025) and finance director in the packaging division (2015-2022). Before joining Legacy DS Smith in 2012, Mr. Brown spent nearly 20 years with SCA, Europe’s largest private forest owner.
Stefano Rossi, [Head of Packaging], has over 35 years of experience in the P&P industry. He previously served as Chief Executive Officer of Legacy DS Smith’s Packaging division from 2014 through closing of the Acquisition, leading the business through a decade of significant growth and transformation. Throughout his career, Mr. Rossi has worked closely with leading consumer and industrial companies to develop sustainable packaging solutions and advance the use of circular, fibre-based alternatives across global supply chains. Recognised as an industry leader in sustainable packaging, he has been a strong advocate for circular economy principles, customer-centric design innovation, strategic capital investment and the replacement of single-use plastics with renewable and recyclable corrugated packaging solutions.

Confidential Treatment Requested by DS Smith Limited
Directorships and Partnerships Outside the Group
The details of those companies and partnerships outside the Group of which the Directors and Senior Managers are currently directors or partners, or have been directors or partners at any time during the five years prior to the date of this registration statement, are as follows:
Directors

Name	Current directorships and partnerships	Previous directorships and partnerships
Timothy S. Nicholls	None	None
Vincent Bonnot	None	None
David A. Robbie	EasyJet plc Barnes & Gable Ltd St John’s House Ltd Britten Pears Arts	None
Lance T. Loeffler	HMH Holding, Inc.	None
Charlotte J. Boyle	[Thatchers Cider Company Ltd Chair of UK for UNHCR]	[●]
Jo N. Harlow	[Centrica plc J Sainsbury plc]	[●]
Derek J. Harding	[The Sage Group plc]	[●]
Senior Managers

Name	Current directorships and partnerships	Previous directorships and partnerships
Paul Brown	[None]	(1)
Stefano Rossi	[None]	(1)
__________________
Notes:
[●]

Save as set out above, none of the Directors or the Senior Managers has any business interests, or performs any activities, outside the Group that are significant with respect to the Group.
With the exception of Lance T. Loeffler, who is expected to be appointed pursuant to the terms of the Relationship Agreement, none of the Directors or Senior Managers was selected to be a director or senior manager (as applicable) of the Company pursuant to any arrangement or understanding with any major Shareholder, ADS Holder, customer, supplier or other person having a business connection with the Group.
No restrictions have been agreed by any Director or Senior Manager on the disposal within a certain period of time of their holding in securities of the Company.
Save as set out below, there are no actual or potential conflicts of interest between the duties owed by the Directors or the Senior Managers to the Company and the private interests and/or other duties that they may also have.
Lance T. Loeffler is Senior Vice President and Chief Financial Officer of International Paper, as well as International Paper’s appointed representative non-executive Director on the Board. Amongst other things, International Paper may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with the Group, or with which the Group conducts business. Each of the Directors has a statutory duty under the UK Companies Act to avoid conflicts of interests with the Company and to disclose the nature and extent of any such interest to the Board. Under the Articles of Association and, as permitted by the Companies Act, the Board may authorise any matter which would otherwise involve a Director breaching this duty to avoid conflicts of interest and may attach to any such authorisation such conditions and/or restrictions as the Board deems appropriate (including in respect of the receipt of information or restrictions on participation at certain Board meetings), in accordance with the Articles of Association (see “Item 10. Additional Information—10.B. Articles of Association—

Confidential Treatment Requested by DS Smith Limited
Directors ”). Such authorisation in respect of the conflict of interest resulting from Lance T. Loeffler’s position as Senior Vice President and Chief Financial Officer of International Paper has been approved by the Board.
There are no family relationships between any of the Directors or Senior Managers.
6.B.             COMPENSATION
Directors’ and Senior Managers’ Remuneration
The aggregate amount of remuneration paid by the Group (including any contingent or deferred compensation) and all benefits in kind granted to the Directors and the Senior Managers, in all capacities for services to the Group for FY25 rounded to the nearest [●] was [●]. Of this amount, [●] was paid to the Directors, and [●] was paid to the Senior Managers as set out below.
The Directors’ and Senior Managers’ remuneration disclosed includes only remuneration that is paid to those individuals by the Group, and not remuneration that is paid directly by International Paper.

Name	Position	Salary and fees	Retirement benefits or cash in lieu of pension	Annual variable remuneration	Taxable Benefits	Share-based payments(4)	Total remuneration
Timothy S. Nicholls	Chief Executive Officer and Executive Director	[●]	[●]	[●]	[●]	[●]	[●]
Vincent Bonnot	Chief Financial Officer and Executive Director	[●]	[●]	[●]	[●]	[●]	[●]
Paul Brown	[Head of Paper, Recycling, Sourcing & Procurement]	[●]	[●]	[●]	[●]	[●]	[●]
Stefano Rossi	[Head of Packaging]	[●]	[●]	[●]	[●]	[●]	[●]
Lance T. Loeffler	Non-Executive Director and Appointed Representative of International Paper	[●]	[●]	[●]	[●]	[●]	[●]
Charlotte J. Boyle	Independent Non-Executive Director	[●]	[●]	[●]	[●]	[●]	[●]
Jo N. Harlow	Independent Non-Executive Director	[●]	[●]	[●]	[●]	[●]	[●]
Derek H. Harding	Independent Non-Executive Director	[●]	[●]	[●]	[●]	[●]	[●]
Total		[●]	[●]	[●]	[●]	[●]	[●]
__________________
Notes:
(1)[●]
In FY25, the total amount set aside or accrued by the Group to provide pensions, retirement or similar benefits to the Directors and Senior Managers was $[●].
Remuneration Policy
The Company’s remuneration policy for Directors (the “Directors’ Remuneration Policy”), which must be approved by Shareholders no later than the first annual general meeting after UK Admission, and then at least every three years, through a binding vote, sets out the framework for all remuneration payments made to executive Directors and non-executive Directors.
The Company has a governance framework in place to ensure that it meets the requirements of the Companies Act 2006 (and applicable regulations issued thereunder), the UK Corporate Governance Code’s governance principles, and the UK Listing Rules, as well as best-practice principles as regards remuneration.

Confidential Treatment Requested by DS Smith Limited
The proposed Directors’ Remuneration Policy comprises the following elements of remuneration for the Company’s executive Directors and non-executive Directors:
Base salary
Base salaries will normally be reviewed by the Remuneration Committee annually, taking into account the role, experience, competence and performance of the individual, average changes in broader workforce salaries and total organisational salary budgets. When external benchmarking is used, comparator groups are chosen having regard to size (market capitalisation, turnover, profits and the number of employees), diversity and complexity of the business, geographical spread of the business as well as other countries where the Group competes for talent, and domicile of the executive Director.
Salaries will normally be increased in line with increases for the workforce in general, unless there has been an increase in the scope, responsibility, complexity of the role or development in role, when increases may be higher.
Pension and retirement benefit
Executive Directors can elect to participate in the Group’s registered defined contribution plan or local country equivalent, receive cash in lieu of a pension contribution or a combination of the above. The retirement benefit contribution is capped at a level aligned with that available to the majority of the workforce in the country where the executive Director is based for employment purposes.
Benefits
Benefits are provided in line with local market practice and are subject to periodic review. Benefits may include a car allowance or company car equivalent, income protection insurance, life cover and family medical insurance. Other benefits may be provided where it is considered necessary by the Remuneration Committee and/or required by legislation. Additional benefits (including relocation-related benefits, tax equalisation and tax return assistance) may be provided as appropriate. Benefit levels may be increased in line with market levels to ensure they remain competitive and valued by the recipient.
Annual bonus
The executive Directors will be eligible to participate in an annual bonus plan which will be structured to incentivise executives to achieve or exceed specific in-year goals and to reward ongoing delivery and contribution to strategic initiatives. Targets are set annually. The performance measures, targets and weightings may vary from year-to-year in order to align with the Company’s strategy and in-year goals. Performance measures can include financial measures, strategic measures and personal measures, with at least 75% of the bonus normally being based on financial measures.
Under the Directors’ Remuneration Policy, the maximum bonus potential is 200% of base salary. No bonus will be paid for performance below a threshold level. The Remuneration Committee will have the discretion to determine the payout between performance levels.
Half of any bonus earned by executive Directors will normally be deferred into shares which vest after three years. Where an executive Director has achieved their required share ownership level, the Annual Bonus may be paid entirely in cash. Dividend equivalents in respect of the period between the grant and the vesting date of deferred shares may be paid in cash or shares on the shares that vest.
Long-term incentives
Awards of nil-cost options or conditional awards of shares are expected to be made annually. These may vest if performance conditions measured at the end of a three-year performance period have been achieved. Any vested shares will be subject to a two-year holding period post-vesting, during which time the vested shares may not be sold (other than to settle any tax or withholding obligations).

Confidential Treatment Requested by DS Smith Limited
The Remuneration Committee reviews the quantum of awards annually to ensure that they are in line with market levels and appropriate given the performance of the individual and the Company.
Performance measures may include financial measures, strategic measures and operational measures linked to the Company’s business plan. At least 75% of awards will normally be based on financial measures. Dividend equivalents in respect of the period between the grant date and the vesting date (or end of any holding period, if later) may be paid in cash or shares on the shares that vest.
The maximum annual PSP award in any financial year is 450% of the executive Director’s base salary. It is currently expected that the CEO’s award level in the first year following the Separation will be 450% of base salary and the CFO’s award level will be 250% of base salary. No PSP will vest for performance below a threshold level. At threshold performance, up to 25% of the relevant part of the award will vest. Normally, straight-line interpolation is applied for performance between threshold and maximum.
In addition to the elements of remuneration set out above, the Directors’ Remuneration Policy includes the following terms:
Malus and clawback
The annual bonus, deferred bonus and PSP awards are all subject to malus and clawback provisions.
Malus is the downward adjustment of outstanding cash bonus, deferred bonus and PSP awards as a result of the occurrence of one or more of the circumstances listed below. The adjustment may result in the value being reduced to zero. Malus may be applied any time prior to payment of cash bonus or the vesting of deferred bonus and PSP awards.
Clawback is the recovery of payments or vested shares under the cash bonus and PSP as a result of the occurrence of one or more circumstances listed below. Clawback will apply for three years post payment of any cash bonus and for two years post vesting of a PSP award.
The circumstances in which malus and clawback could apply are as follows: (i) discovery of a material misstatement resulting in an adjustment in the audited consolidated accounts of the Company; (ii) the assessment of any performance target or condition in respect of an award was based on error, or inaccurate or misleading information; (iii) the discovery that any information used to determine the amount of an award was based on error, or inaccurate or misleading information; (iv) corporate failure or the occurrence of an insolvency event; (v) action or conduct of an award holder which, in the reasonable opinion of the Remuneration Committee, amounts to fraud or gross misconduct; and (vi) significant events or behaviour which have led to the censure of the Company by a regulatory authority or have had a significant detrimental impact on the reputation of any Group company.
Share ownership requirements
During employment, executive Directors are expected to build and maintain a holding in the Shares within five years of appointment as an executive Director [or five years from the first grant to them under the PSP].
The expected levels of holding are currently 450% of base salary for the CEO and 250% of base salary for the CFO. Executive Directors are expected to retain at least 50% of shares (net of tax and any other withholding obligations) which vest under the Company’s share plans until the share ownership requirements are met.
The in-employment shareholding requirement will apply in full for two years post departure. After leaving, Executives will need to retain the lower of the shareholding requirement they were subject to during employment and their actual shareholding on departure (excluding shares purchased with their own funds).
Service agreements and termination policy
Executive Director service contracts are not for a fixed period and are terminable upon 12 months’ notice from either the executive Director or the Company. Service contracts may be terminated without notice and without payment or compensation (except for sums earned up to the date of termination of employment) on the occurrence

Confidential Treatment Requested by DS Smith Limited
of certain events, such as gross misconduct. The Company may terminate the contract with immediate effect by making a payment equal to base salary for the unexpired period of notice (unless otherwise dictated by applicable law).
Recruitment policy
The remuneration package for a new executive Director will be set in accordance with the terms of the Company’s approved Remuneration Policy in force at the time of appointment. The Remuneration Committee may make appropriate adjustments to reflect the circumstances of the appointment, including granting buy-out awards to replace entitlements forfeited from a previous employer.
All-employee plans
The executive Directors may be eligible to participate in any all-employee share plan operated by the Company.
Chair and Non-Executive Director fees
The Chair and non-executive Directors are paid a base fee and Directors with additional responsibilities, such as the Senior Independent Director, Workforce Engagement Director and the Chairs of the Audit and Risk, and Remuneration Committees, receive additional fees. Other allowances such as committee membership fees or attendance fees and/or travel allowances may be introduced in the future. Fees may be paid in cash, shares in the Company or a combination of both.
Non-executive Directors do not participate in bonuses, retirement plans or share plans but may be provided with limited benefits in relation to the performance of their duties as a Director (e.g., hospitality, provision of a mobile phone, tablet/laptop and travel-related expenses).
In determining the appropriate fees, non-executive Director fees are reviewed annually by the Board (after recommendation by the Remuneration Committee in respect of the Chair). The Board, and where appropriate, the Remuneration Committee, considers independently sourced pay data at comparable companies of similar scale and geographical scope.
If there is a temporary yet material increase in the time commitments for non-executive Directors, the Board may pay extra fees on a pro rata basis to recognise the additional workload. Aggregate annual fees are limited by the Articles of Association (currently to £2,000,000).
Executive Directors
[The remuneration of the executive Directors (and any other future executive Directors) from UK Admission will be determined by the Board in accordance with the Remuneration Policy. The Remuneration Policy has been prepared in compliance with the requirements of the Companies Act 2006 and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008/410) (as amended), and having regard to the principles and provisions of the UK Corporate Governance Code. The Remuneration Policy provides a structure that aligns compensation of the executive Directors with the successful delivery of the Company’s long-term strategy and sustainable long-term value creation. When developing this Remuneration Policy, the Board considered multiple perspectives, including business requirements, shareholder views, the Company’s identity, mission and values, the overall pay philosophy across the Company, the pay ratio between the executive Director pay and the average employee pay, views of the executive Directors on the structure and quantum of their remuneration and societal context. The executive Directors may not participate in the discussion and decision-making process of the Board with respect to their own remuneration or the Remuneration Policy.
Based on the Remuneration Policy, the remuneration of the executive Directors consists of the following components:
•fixed compensation – annual base pay;
•short-term incentive plan – annual cash bonus plan;

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•long-term incentive plan – performance share plan; and
•other benefits.
Further details of the remuneration of the executive Directors will be included in an amendment to this registration statement.]
Non-executive Directors
On UK Admission, the Company is expected to have [five] non-executive Directors: the Chair, [three] independent non-executive Directors and one non-executive Director designated by International Paper. The non-executive Directors have a letter of appointment with the Company and are therefore not employees of the Company or the Group.
The non-executive Directors were each appointed by a letter of appointment effective from [●]. The key terms of these appointments are as follows:
[Each appointment is subject to annual re-nomination and re-election. Each non-executive Director may terminate their appointment on written notice at any time, with immediate effect.
The Company may terminate a non-executive Directors’ appointment immediately without notice if the non-executive Director: (i) commits a material breach of such Director’s obligations under their service contract or commits a serious breach or non-observance of their obligations to the Company (including statutory, fiduciary, contractual or common-law duties), (ii) is found guilty of fraud, dishonesty or any conduct which in the reasonable opinion of the Company tends to bring such Director or the Company into disrepute, (iii) has a petition presented for bankruptcy order or other arrangement with creditors to take advantage of any legislation offering relief for insolvent debtors, (iv) is convicted of any criminal offence (other than minor road traffic offences), (v) is unable to provide services as a director for a period of three calendar months in any 12-month period as a result of ill health or other incapacity, (vi) is disqualified from acting as a director, or (vii) breaches any regulatory requirement or commits an offence related to insider dealing or market abuse.]
[Each letter of appointment provides for fees in line with the fee structure set out in the Remuneration Policy, as determined from time to time. Fees as at UK Admission will be as set out in the summary of the Remuneration Policy for non-executive Directors, please see “Item 10. Additional Information—10.B. Articles of Association—Directors”. All reasonable and properly documented expenses incurred in performing the non-executive Director’s duties will be paid or reimbursed to them. Non-executive Directors are not eligible for any variable or performance-based pay arrangements. Non-executive Directors will not receive any benefits upon termination of their appointment. Each non-executive Director is subject to confidentiality undertakings without limitation in time.]
6.C.             BOARD PRACTICES
Corporate Governance
The Board recognises the link between effective governance, sustainable performance and the creation of long-term value for all of its stakeholders. The Board is committed to the principles of transparency, integrity, fairness and accountability, and recognises the need to implement good corporate governance principles. The Board intends that, from UK Admission, the Company will comply, and will report to Shareholders on its compliance, with the requirements of the UK Corporate Governance Code.
The Board
The Board has overall responsibility for leading and controlling the Group and has overall authority for the management and conduct of the business of the Group. The Board is also responsible for approving strategic plans, financial statements, acquisitions and disposals, major contracts, projects and capital expenditure.
The UK Corporate Governance Code recommends that at least half of the board of directors of a UK listed company (excluding the chair of the board of directors) should comprise non-executive directors whom the board

Confidential Treatment Requested by DS Smith Limited
considers to be independent. The Board has determined that the following Directors, being [●] of the [●] members of the Board (excluding the Non-Executive Chair) are independent for the purposes of the UK Corporate Governance Code: [●]. Accordingly, at UK Admission, it is expected that the Company will be compliant with the UK Corporate Governance Code’s recommendation.
Under the UK Listing Rules, the Company will need to disclose in its annual report whether it has met certain targets on board diversity. At UK Admission, the Company will not have met the following targets: (i) at least 40% of the individuals on the Board are women; and (ii) at least one individual on the Board is from a minority ethnic background. The Company intends to comply with these targets within 12 months of UK Admission.
The Chair of the Board
The UK Corporate Governance Code recommends that the chair of the board of directors meets the independence criteria set out in the UK Corporate Governance Code on appointment and that the roles of the chair of the board and the chief executive officer should not be exercised by the same individual. Notwithstanding that the Non-Executive Chair served on the International Paper Board from February 2025 [to [●]], the Board is of the view that, in practice, he has demonstrated himself to be independent in character and that he exercises independent thought and judgement. The Non-Executive Chair was therefore considered by the Board to be independent on appointment for the purposes of the UK Corporate Governance Code. There is a clear division of responsibilities between the Non-Executive Chair and the CEO.
Senior Independent Director
The UK Corporate Governance Code recommends that the Board should appoint one of the independent non-executive directors to be the senior independent director to provide a sounding board for the chair and to serve as an intermediary for the other directors and shareholders. [●] will be appointed as the Company’s Senior Independent Director prior to the publication of the Prospectus, subject to UK Admission.
Workforce Engagement Director
The UK Corporate Governance Code requires that the Board understands the views of the Company’s other key stakeholders, including its workforce. To facilitate effective engagement with the Company’s workforce, the UK Corporate Governance Code recommends that a listed company adopt one or a combination of: (a) a director appointed from the workforce; (b) a formal workforce advisory panel; or (c) a designated non-executive director. [●] will be appointed as the Company’s designated non-executive Director for workforce engagement prior to the publication of the Prospectus, subject to UK Admission.
Re-election
The UK Corporate Governance Code recommends that all directors should be subject to annual re-election. The Directors therefore intend to put themselves up for election at the Company’s next annual general meeting. It is also intended that the Directors will continue to put themselves up for annual re-election voluntarily at each further annual general meeting of the Company. In addition, prior to recommending their re-election to Shareholders, the Board intends to carry out an annual re-assessment of the ongoing independence of each of the non-executive Directors and to make an appropriate statement disclosing their status in the Company’s annual report.
Board Committees
With effect from UK Admission, the Board will establish the following principal committees: an Audit and Risk Committee, a Nomination Committee, a Remuneration Committee and a Disclosure Committee, in each case whose terms of reference are documented formally and updated as necessary.
A summary of certain provisions of the terms of reference of each committee, together with information on the composition of each committee, is set out below.
If the need should arise, the Board may establish additional committees as appropriate.

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Audit and Risk Committee
With effect from UK Admission, the Audit and Risk Committee will be chaired by [●] and its other members will be [●].
The UK Corporate Governance Code recommends that the Audit and Risk Committee should comprise at least three independent non-executive Directors, at least one of whom should have recent and relevant financial experience. The Board considers that, with effect from UK Admission, the Company will comply with the recommendations of the UK Corporate Governance Code with respect to the composition of the Audit and Risk Committee.
The purpose of the Audit and Risk Committee is to assist the Board in discharging its duties in relation to the Group and make recommendations to the Board on operating adequate systems, internal control and reporting processes. It oversees the preparation of accurate reports and financial statements, ensuring compliance with legal and regulatory requirements and accounting standards.
With effect from UK Admission, the responsibilities of the Audit and Risk Committee will include: (i) monitoring the adequacy of financial controls and reporting; (ii) reviewing audit plans and adherence to such plans by external and internal auditors; (iii) ascertaining reliability of the audit; (iv) ensuring financial reporting complies with applicable accounting standards and applicable legal and regulatory requirements; (v) reviewing and making recommendations on all financial matters; (vi) nominating auditors for appointment; and (vii) assessing the independence of external auditors.
The terms of reference of the Audit and Risk Committee provide, with effect from UK Admission, that the Audit and Risk Committee is to meet at least [three] times a year at appropriate intervals in the financial reporting and audit cycle and otherwise as required.
Nomination Committee
With effect from UK Admission, the Nomination Committee will be chaired by [●] and its other members will be [●].
The UK Corporate Governance Code recommends that a majority of the members of the Nomination Committee should be independent non-executive Directors. The Board considers that, with effect from UK Admission, the Company will comply with the recommendations of the UK Corporate Governance Code with respect to the composition of the Nomination Committee.
With effect from UK Admission, the responsibilities of the Nomination Committee will include making recommendations to the Board on the appointment of new executive Directors and non-executive Directors, including making recommendations on the composition of the Board and the balance between the independent non-executive Directors and non-executive Directors. It also ensures that succession planning for the Board is aligned with the Company’s strategy and identifies the necessary skills for the Board. Additionally, the Nomination Committee oversees the annual evaluation of the Board, the Board committees and individual Directors, and reviews the executive pipeline and talent management in respect of the Company’s senior management.
The terms of reference of the Nomination Committee provide, with effect from UK Admission, that the Nomination Committee is to meet at least twice a year, and more frequently as required.
Remuneration Committee
With effect from UK Admission, the Remuneration Committee will be chaired by [●] and its other members will be [●].
The UK Corporate Governance Code recommends that the Remuneration Committee should comprise at least three independent non-executive Directors. [The Chair may also be a member of, but not chair, the Remuneration Committee if they were considered independent on appointment.] The UK Corporate Governance Code also provides that the chair of the Remuneration Committee should have served on a remuneration committee for at least

Confidential Treatment Requested by DS Smith Limited
12 months. [●] has served on the remuneration committee of [●] for approximately [●]. The Board considers that, with effect from UK Admission, the Company will comply with the recommendations of the UK Corporate Governance Code with respect to the composition of the Remuneration Committee.
With effect from UK Admission, the responsibilities of the Remuneration Committee will include: (i) considering, reviewing and approving remuneration policies and strategies related to reward and recognition, ensuring alignment with the Group’s business strategy, culture and risk appetite; (ii) determining the remuneration of executive Directors and Senior Managers (among others) against appropriate benchmarks, to ensure remuneration attracts, retains and motivates executive Directors and Senior Managers; (iii) ensuring remuneration arrangements support the Company’s strategy and promote its long-term sustainable success; (iv) reviewing the design of all share-based incentive plans for approval by the Board and, where required, Shareholders; (v) providing a description of its work in the Group’s annual report in line with the requirements of the UK Corporate Governance Code, and ensuring that a report on the Directors’ remuneration policy and practices is included in the annual report and put to Shareholders for approval as necessary; and (vi) through the Remuneration Committee chair, engaging with Shareholders on significant matters related to the Remuneration Committee’s areas of responsibility.
The terms of reference of the Remuneration Committee provide, with effect from UK Admission, that the Remuneration Committee will meet formally at least three times a year, and more frequently as required.
Disclosure Committee
With effect from UK Admission, the Disclosure Committee will be comprised of the persons who, from time to time, serve as the Company’s Chief Executive Officer, Chief Financial Officer, Group General Counsel and Company Secretary and the Group Investor Relations Director, who will initially be [●], [●], [●] and [●], respectively. The Group General Counsel and Company Secretary serves as the chair of the Disclosure Committee.
With effect from UK Admission, the responsibilities of the Disclosure Committee will include assisting the Board in: (i) the identification of inside information (as defined in UK MAR); (ii) making recommendations or determinations as to how and when the Company should disclose identified inside information, in accordance with applicable legal and regulatory requirements; and (iii) maintaining an effective overview of the Company’s systems, controls and procedures to ensure compliance with the rules related to inside information and other applicable legal and regulatory requirements relating to the Company’s disclosure of information.
The terms of reference of the Disclosure Committee provide, with effect from UK Admission, that the Disclosure Committee shall meet as and when it is deemed necessary.
Share Dealing Policies
The Company has adopted, with effect from UK Admission, policies on securities dealings in relation to the Shares, which will apply to the Directors and the Group’s employees. The policies are based on the mandatory provisions of UK MAR and of the UK Listing Rules which apply to the Company and persons related to the Company.
Director Indemnity
The Directors have the benefit of a qualifying third-party indemnity from the Group (the terms of which are in accordance with the UK Companies Act) and appropriate directors’ and officers’ liability insurance.
6.D.             EMPLOYEES
The table below provides an overview of the average number of permanent employees of the Group during 8M25, FY25, FY24 and FY23.

	8M25	FY25	FY24	FY23
Total	30,772	31,178	27,776	28,183
The table below further provides a breakdown of persons employed by workforce categories:

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	8M25(1)	FY25(1)	FY24(2)	FY23(2)
Direct(3)	14,805	15,000	13,033	13,500
Indirect(4)	7.957	8,062	7,331	7,240
Selling, General and Administrative(5)	8,009	8,115	7,412	7,443
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Notes:
(1)Reflects legacy IP EMEA and Legacy DS Smith EMEA. Excludes five packaging sites in France, Portugal and Spain divested by International Paper on 1 July 2025 as a condition of the European Commission’s approval of the Acquisition.
(2)Reflects Legacy DS Smith EMEA.
(3)Workers directly connected to the production process and in the utilisation of any production-related equipment.
(4)Workers indirectly connected to production and any production-related equipment.
(5)Workers in support and commercial functions.
Works councils
The Group has established and will establish works councils in certain of its European markets as required. A works council is a body regulated by applicable laws and regulations comprising employee representatives whose members have been elected by the employees.
A works council typically has the right to be informed of, or consulted on, among other things: (i) a transfer of control of the undertaking (or organisation) or any division thereof; (ii) the taking up of significant credit on behalf of the undertaking; (iii) the granting of significant credit and provision of security for major liabilities of another company, unless this is done within the normal conduct of activities of the undertaking (or organisation); and (iv) the restructuring of the company through such actions as termination of one of its activities, a substantial reduction of the work force, or expansion or other change in its activities.
Collective bargaining
Approximately 75% of the Group’s employees are covered by collective bargaining agreements, typically lasting between one and three years. These agreements address, among other things, working conditions as well as wage rates and benefits. The Group has collective bargaining agreements in the major markets in which it operates, including the UK, France, Germany and Spain.
Medium- to long-term incentives
See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Executive Directors’ and Senior Managers’ Remuneration” for further information on the long-term incentive plan.
6.E.             SHARE OWNERSHIP
As at the date of this registration statement, the entire issued share capital of the Company is held and controlled by International Paper.
Interests of the Directors and the Senior Managers
As at the date of this registration statement, the Directors and the Senior Managers have no interest in the share capital of the Company. Following UK Admission, the interests of the Directors and the Senior Managers in the share capital of the Company will be based on the number of International Paper Shares or International Paper DIs owned by them (with each Director and Senior Manager receiving [●] Share or ADS for every [●] International Paper Shares or International Paper DIs owned by them at the Record Time) and the number of International Paper Shares and International Paper DIs subject to certain awards that will be unvested at that time.

Confidential Treatment Requested by DS Smith Limited
The following sets out the total interests of each relevant Director and Senior Manager in International Paper Shares and International Paper DIs as at the Latest Practicable Date and the expected shareholdings in the Company immediately after the Separation Dividend:

Name	Number of International Paper Shares Held at the Latest Practicable Date(1)		Number of International Paper DIs Held at the Latest Practicable Date		Expected Number of Shares to be Held Immediately after the Separation Dividend(2)
Chair
[●]
Executive Directors
Timothy S. Nicholls	278,400		—			[●]
Vincent Bonnot	42,382		—			[●]
David A. Robbie	7,471		—			[●]
Non-Executive Directors		[●]	—			[●]
Lance T. Loeffler	8,499		—			[●]
Charlotte J. Boyle	—		—		—
Jo N. Harlow	—		—		—
Derek H. Harding		[●]		[●]		[●]
Senior Management
Paul Brown	784		—			[●]
Stefano Rossi	10,246
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Notes:
(1)Rounded down to the nearest whole share.
(2)Each International Paper Shareholder will be allotted [●] ADS for every [●] International Paper Shares or [●] Share for every [●] International Paper DIs held at the Record Time. The number of Shares includes number of Shares underlying ADSs.
The following sets out the unvested awards over International Paper Shares held by each relevant Director and Senior Manager as at the Latest Practicable Date under the terms of the relevant International Paper employee share plans. Shares are rounded to the nearest whole share. Outstanding share balances include dividend equivalent units under the International Paper’s 2024 Long-Term Incentive Compensation Plan, which accrue on eligible awards and are settled in International Paper Shares.

Name	Award type	Number subject to award	Grant Date	Vest Date
Executive Directors
Timothy S. Nicholls	2024 LTIP RSU Award(1)	5,919	1/1/2024	2/1/2027
	2024 LTIP PSU Award(2)	67,876	1/1/2024	2/2027
	2025 LTIP PSU	55,066	1/1/2025	2/2028
	2026 LTIP PSU	75,223	1/1/2026	2/2029
Vincent Bonnot	2024 LTIP PSU Award	6,507	1/1/2024	2/2027
	2024 LTIP RSU Award	1,223	1/1/2024	2/1/2027
	2025 LTIP PSU Award	3,542	1/1/2025	2/2028
	2025 LTIP RSU Award	781	1/1/2025	2/1/2027
		782		2/1/2028
	2025 Recognition RSU Award(3)	5,292	4/1/2025	4/1/2027
	2026 LTIP PSU FQP Award(4)	4,719	1/1/2026	2/2029

Confidential Treatment Requested by DS Smith Limited

Name	Award type	Number subject to award			Grant Date	Vest Date
	2026 LTIP RSU FQP Award	1,036			1/1/2026	2/1/2028
		1,036				2/1/2028
		1,036				2/1/2029
David A. Robbie	2026-2027 Director Subplan Award Restricted Stock(5)	5,298			5/12/2026	5/2027
Non-Executive Director
Lance T. Loeffler	2025 Inducement RSU Award(6)	11,241			4/1/2025	4/1/2027
		11,244				4/1/2028
	2025 LTIP PSU	52,593			4/1/2025	2/2028
		16,679		(7)	8/5/2025	2/2028
	2026 LTIP PSU	75,224			1/1/2026	2/2029
Charlotte J. Boyle	[●]		[●]		[●]	[●]
Jo N. Harlow	[●]		[●]		[●]	[●]
Derek H. Harding	[●]		[●]		[●]	[●]
Senior Managers
Paul Brown	2024 International Paper Equity Transition Award (“IP ETA”)(8)	5,900			1/31/2025	7/11/2027
	2025 LTIP PSU	3,186			1/1/2025	2/2028
	2025 LTIP RSU	1,304			1/1/2025	2/1/2027
		1,305				2/1/2028
	2026 LTIP PSU	5,792			1/1/2026	2/2029
	2026 LTIP RSU	2,361			1/1/2026	2/1/2027
		2,361				2/1/2028
		2,363				2/1/2029
Stefano Rossi	2024 IP ETA	10,079			1/31/2025	7/11/2027
	2025 LTIP PSU	5,442			1/1/2025	2/2028
	2025 LTIP RSU	2,228			1/1/2025	2/1/2027
		2,230				2/1/2028
	2025 Recognition RSU Award(3)	51,187			4/1/2025	1/1/2027
	2026 LTIP PSU	8,312			1/1/2026	2/2029
		3,388			1/1/2026	2/1/2027
		3,388				2/1/2028
		3,389				2/1/2029
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Notes:
(1)Time-based restricted stock unit (“RSU”) awards are expected to vest in three equal installments commencing on each 1 February following the first anniversary of the grant date over a three-year service period, subject to forfeiture and transfer restrictions. These RSUs will be prorated at Separation and paid out in International Paper Shares following the Separation.
(2)Performance stock unit (“PSU”) awards are earned over a three-year period based on the achievement of pre-established performance goals. PSUs generally vest in February after the three-year performance period and following certification by the International Paper Company Management Development and Compensation Committee of the achievement of pre-established goals. These PSUs will be prorated at Separation and paid out in International Paper Shares following certification of achievement of pre-established goals in accordance with the existing vesting schedule and performance goals.

Confidential Treatment Requested by DS Smith Limited
(3)Recognition Awards are used to recruit, retain and recognise employees for exceptional service. Messrs. Bonnot and Rossi’s unvested Recognition RSU awards will be prorated and paid out in International Paper Shares following the Separation.
(4)Restricted stock and performance stock awards granted under the International Paper Company French Subplan (the “French Subplan”), a subplan of the International Paper Company 2024 Long-Term Incentive Compensation Plan (the “2024 Plan”). The French Subplan is designed to comply with specific provisions of the French Commercial Code and tax regulations, enabling eligible employees in France to receive equity awards under favourable tax and social security treatment. RSU awards made under the French Subplan vest in three equal installments commencing on each 1 February following the first anniversary of the grant date over a three-year service period, subject to forfeiture and transfer restrictions. For the first tranche, as the vesting period is less than two years, the French tax rules set a mandatory holding period such that the shares cannot be transferred or sold before the second anniversary of the grant date. At Separation, these awards will be prorated and paid out in International Paper Shares according to their existing vesting schedule to preserve the favourable tax treatment to employees and the International Paper Group.
(5)Restricted stock award granted under the International Paper Company Restricted Stock and Deferred Compensation Plan for Non-Employee Directors, a subplan of the International Paper Company 2024 Plan. Restrictions on restricted stock lapse one year from the date of grant, and then become freely transferable, subject to director stock ownership requirement and securities regulations. Restricted shares will be prorated and paid out in International Paper Shares as soon as reasonably practicable following the Separation.
(6)A one-time RSU inducement award to entice Mr. Loeffler to join the International Paper Group, which vests ratably in one-third installments on 1 April 2026, 1 April 2027 and 1 April 2028.
(7)Additional 2025 LTIP PSUs awarded to correct an administrative error.
(8)RSU award offered by International Paper to participants in the former DS Smith Performance Share Plan to replace unvested DS Smith awards which were forfeited in connection with the Acquisition. The terms and conditions of the IP ETA provide for accelerated vesting in connection with the Separation. The award will be paid in International Paper Shares as soon as reasonably practicable following the Separation.
Awards over International Paper Shares
On completion of the Separation, Directors and each member of the Senior Management with awards over International Paper Shares will be deemed to have left employment with the International Paper Group and awards they hold under the International Paper share plans will, in accordance with the terms of such plans, pro rata vest (with performance-based awards remaining subject to achievement of actual performance through the full performance period). Pro rata vesting will not apply to awards granted under the IP Equity Transition Award or to RSU awards granted under the French Qualified Subplan, which will be treated in accordance with the specific terms and conditions of the awards. The portion of the International Paper award that does not pro rata vest will be forfeited. In connection with the Separation, the Company will provide employees replacement awards with substantially equivalent value with respect to the International Paper awards that are forfeited.
All long-term incentive grants over Shares awarded or vesting following the Separation, including the replacement awards, will be under the governance of, and subject to the approval of, the Remuneration Committee. The treatment described above will apply equally in respect of any awards held by the Directors and Senior Managers of the Company.
6.F.             DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.             MAJOR SHAREHOLDERS
As at the date of this registration statement, the entire issued share capital of the Company is held by International Paper.
So far as is known to the Company by virtue of the notifications made to International Paper pursuant to the Companies Act 2006, UK MAR and/or the UK Disclosure Guidance and Transparency Rules as at the Latest

Confidential Treatment Requested by DS Smith Limited
Practicable Date, as a result of the Separation and the Distribution, the following will, on UK Admission, be directly or indirectly interested in 3% or more of the Company’s issued ordinary share capital:

Name of Shareholder	Shares	Percentage of total voting rights
International Paper Company	[●]	19.9%
[●]
__________________
Notes:
Following UK Admission, no Shareholder has or will have different voting rights from any other Shareholder in respect of any Shares held by them, and the Shares held by them will rank pari passu with all other Shares in all respects.
As at the Latest Practicable Date, and other than as described in this registration statement in relation to the International Paper Retained Stake, the Company was not aware of any person or persons who, following UK Admission, will directly, indirectly, jointly or severally, exercise or could exercise control over the Company, nor is it aware of any arrangements the operation of which may, at a subsequent date, result in a change in control of the Company.
7.B.             RELATED PARTY TRANSACTIONS
In connection with the Reorganisation, the Group will enter into the following arrangements and transactions with International Paper:
Separation and Distribution Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Separation and Distribution Agreement”.
Transition Services Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Transition Services Agreement”.
Employee Matters Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Employee Matters Agreement”.
Registration Rights Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Registration Rights Agreement”.
Relationship Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Relationship Agreement”.
Tax Matters Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Tax Matters Agreement”.
Intellectual Property Rights Matters Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Intellectual Property Rights Matters Agreement”.
Containerboard Supply Agreement
See “Item 10. Additional Information—10.C. Material Contracts—Containerboard Supply Agreement”.

Confidential Treatment Requested by DS Smith Limited
7.C.             INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
8.A.             COMBINED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION
See “Item 18. Financial Statements” for a list of all financial statements filed as part of this registration statement.
Legal Proceedings
Save as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the period covering the 12 months preceding the date of this registration statement which may have, or have had in the recent past, significant effects on the Company’s and/or Group’s financial position or profitability.
With respect to each of the legal proceedings described below, other than those for which a provision has been made, the Group is unable to make a reliable estimate of the expected financial effect at this stage. In particular, the Group does not believe that information about the amount sought by claimants, if that is known, would be meaningful with respect to those legal proceedings. This is due to several factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts. If this were to happen, it could have a material adverse impact on the results of operations of the Group in the reporting period in which the judgments are incurred or the settlements entered into.
The Group is also subject to a number of contingent liabilities that arise in the ordinary course of business on behalf of trading subsidiaries including, inter alia, intellectual property disputes and regulatory enquiries in areas such as health and safety, environmental and antitrust. No material losses are anticipated to arise on these contingent liabilities.
Italian Competition Litigation
In March 2017, the ICA commenced an investigation into the Italian packaging industry to determine whether producers of corrugated sheets and boxes violated applicable European competition law. In April 2019, the ICA concluded its investigation and issued initial findings alleging that over 30 producers, including the EMEA Packaging Business’s legacy International Paper Italian packaging subsidiary (“IP Italy”) and certain subsidiaries of Legacy DS Smith operating in Italy (“Legacy DS Smith Italy”), improperly coordinated the production and sale of corrugated sheets and boxes. In August 2019, the ICA issued its decision and fined IP Italy €29 million for participation in the boxes coordination, which was recorded in the third quarter of 2019. Following a series of appeals by IP Italy to the Italian Council of State, IP Italy’s fine was reduced by €6 million. After giving effect to this development, the Group did not have any remaining liability related to IP Italy’s fine. Legacy DS Smith Italy was also subject to the ICA decision but not fined, given its position as leniency applicant. IP Italy, Legacy DS Smith Italy, and other producers also have been named in lawsuits, and the Group has received other claims, by a number of customers for damages associated with the alleged anticompetitive conduct. Given the various stages, facts and circumstances of these claims, and the intention of the Group to defend robustly against such claims, it is not possible to predict the overall outcome and ultimate potential liability that might be incurred in connection therewith, and there can be no guarantee that the aggregate of possible damages could not have a material impact on the business, prospects, results of operations or financial condition of the Group.

Confidential Treatment Requested by DS Smith Limited
Dividend Policy
Following the Separation, the Company will adopt a progressive dividend policy which reflects the medium- and longer-term earnings and cash flow potential of the Group, while maintaining financial flexibility and meeting the Group’s broader capital allocation priorities. Subject to the Board’s approval, the Group will target a payout-ratio of approximately [30-50]% over the medium-term as the Group’s adjusted earnings per share profile improves. The Group intends to pay its annual dividend in two instalments with the interim dividend representing approximately one-third of the full year dividend payment.
8.B.             SIGNIFICANT CHANGES
[Other than as disclosed in “Note 30. Post balance sheet events” of the Combined Financial Statements beginning on page F-106, no significant change has occurred since 31 December 2025.]
ITEM 9.    THE OFFER AND LISTING
9.A.             OFFER AND LISTING DETAILS
There is currently no public market for the Shares or ADSs. The Company will apply for admission of the Shares to listing in the ESCC Category and to trading on the Main Market under the ticker symbol “SMDS”. The Company will also apply for the ADSs to be admitted to listing and trading on the NYSE under the ticker symbol “SMDS”.
9.B.             PLAN OF DISTRIBUTION
Not applicable.
9.C.             MARKETS
The Company will apply for admission of the Shares to listing in the ESCC Category and to trading on the Main Market under the ticker symbol “SMDS”. The Company will also apply for the ADSs to be admitted to listing and trading on the NYSE under the ticker symbol “SMDS”. The Company makes no representation that such applications will be approved or that the Shares and ADSs will trade on such markets either now or at any time in the future.
9.D.             SELLING SHAREHOLDERS
Not applicable.
9.E.             DILUTION
Not applicable.
9.F.             EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A.             SHARE CAPITAL
The Shares that will be admitted to trading are the ordinary shares of the Company with a par value of [●] each. When admitted to trading, the Shares will trade under ISIN [●] and SEDOL number [●], and will trade on the Main Market under the ticker symbol “SMDS”.
At UK Admission, the Shares will be freely and publicly transferable and it is expected that in excess of 10% of the Shares will be held in public hands (within the meaning of paragraph 5.5.2 of the UK Listing Rules).

Confidential Treatment Requested by DS Smith Limited
The following descriptions of share capital are summaries and are qualified by reference to the Articles of Association as they will be in effect as at UK Admission, a copy of which has been filed with the SEC as an exhibit to this registration statement.
As at the Latest Practicable Date, the Company had an issued and fully paid-up share capital of [●] ordinary shares with a par value of £0.10 each.
Following the date of this registration statement, and prior to UK Admission, International Paper and the Company intend to implement the Separation (as described in more detail under “Reorganisation and Separation”), which will result in, among other things:
(i)the issue of an additional [10] ordinary shares of £0.10 each (to be fully paid up) on [●] 2026; and
(ii)Qualifying International Paper Shareholders being entitled to receive, in connection with the Distribution, [●] newly issued ADSs for each International Paper Share held at the Record Time. Each ADS represents [●] Shares.
10.B.             ARTICLES OF ASSOCIATION
Set out below is a summary of the material information concerning the Company’s shares and Articles of Association, which will be adopted conditional upon and immediately prior to Admission by a special resolution of the Company. This summary does not purport to give a complete overview and should be read in conjunction with, and is qualified in its entirety by reference to, the Articles of Association. The full text of the Articles of Association will be available free of charge on the Company’s website (www.dssmith.com). See also “Item 6. Directors, Senior Management and Employees” for a summary of the material provisions of the Articles of Association and the Board Terms of Reference.
Objects
Pursuant to Section 31(1) of the Companies Act 2006, the objects of the Company are unrestricted.
Limited liability
The liability of the Company’s members is limited to the amount, if any, unpaid on the shares held by them.
Change of name
The Company may change its name by a resolution of the Directors.
Rights attaching to shares
Share rights
Subject to the Companies Act 2006, any resolution passed by the Company under the Companies Act 2006, and other shareholder rights, shares may be issued with such rights and restrictions as the Directors may determine. These rights and restrictions will apply as if they were set out in the Articles of Association. Redeemable shares may be issued. The Board can decide on the terms and conditions and the manner of redemption of any redeemable shares. These terms and conditions will apply as if they were set out in the Articles of Association.
The Company has the power to grant rights to convert any security into shares in the capital of the Company.
Voting rights
Subject to the Companies Act 2006 and the UK Listing Rules:
i.on a show of hands, every member (being an individual) present in person or (being a corporate member) present by a representative has one vote, and every proxy present who has been duly appointed by one or more members will have one vote, except that a proxy has one vote for and one vote against if: (i) the proxy

Confidential Treatment Requested by DS Smith Limited
has been duly appointed by more than one member; and (ii) the proxy has been either instructed by one or more members to vote for and by one or more other members to vote against, or the proxy has been instructed by one or more members to vote in one way and is given discretion as to how to vote by one or more other members (and wishes to use that discretion to vote in the other way); and
ii.on a poll, every member has one vote per share held and may vote in person, by one or more representatives (if a corporate member) or by one or more proxies. Where a member appoints more than one representative (if a corporate member) or more than one proxy, the representatives or proxies (as applicable) appointed taken together shall not have more extensive voting rights than the member could exercise in person.
This is subject to any rights or restrictions which are given to any shares or on which shares are held.
If more than one joint member votes (including voting by proxy or by corporate representative), the only vote which will count is the vote of the person whose name is listed before the other voters on the register for the share.
Restrictions
No member shall be entitled to vote at any general meeting or class meeting: (i) in respect of any share held by the member if any call or other sum then payable by the member in respect of that share remains unpaid, and the member has been served with a forfeiture notice (in accordance with the Articles of Association); or (ii) in respect of any share specified in a Section 793 notice (as defined in the Articles of Association), if the member has been served with such a notice and has failed to provide the Company with information required by the notice within a period of 14 days.
Dividends and other distributions
There is no fixed date on which an entitlement to a dividend arises. The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Act 2006, the Board may pay interim dividends, and also any fixed rate dividend, whenever the profits of the Company, in the opinion of the Board, justify such payment.
The Board may withhold payment of all or any part of any dividends or other monies payable in respect of the Company’s shares from a person with an interest in at least 0.25% of the issued shares of the relevant class if such a person has been served with a Section 793 notice (as defined in the Articles of Association) and has failed to provide the Company with information required by the notice within a period of 14 days. The Company may also retain a dividend in respect of a share over which the Company has a lien. Otherwise, there are no dividend restrictions attaching to the Shares, provided that they are fully paid up.
Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid.
The Board may, if authorised by an ordinary resolution of the Company, offer Shareholders in respect of any dividend the right to elect to receive Shares by way of scrip dividend instead of cash.
Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Company, unless the Board decides otherwise.
The Company may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares, or may cease to employ any other means of payment, including payment by means of a relevant system (as defined in the Articles of Association), for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries by the Company have failed to establish any new postal address or account of the holder. The Company may resume sending dividend cheques, warrants or similar financial instruments, or employing that means of payment, if the holder requests such resumption.

Confidential Treatment Requested by DS Smith Limited
Return of capital on a winding up
If the Company is wound up, the assets remaining after payment of the debts and liabilities of the Company and the costs of the liquidation shall be applied, first, in repaying to the Shareholders the amounts paid up (as to nominal value) on the shares held by them respectively, and the balance (if any) shall be distributed among the Shareholders in proportion to the number of shares held by them respectively.
Variation of rights
Subject to the Companies Act 2006, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).
The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.
Transfer of shares
Any shares in the Company may be held in uncertificated form and, subject to the Articles of Association, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the Articles of Association do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system (as defined in the Articles of Association).
Any member may transfer all or any of his or her certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.
The transferor of a share is deemed to remain the holder until the transferee’s name is entered in the register.
The Board can decline to register any transfer of any share which is not a fully paid share. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:
i.is duly stamped or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;
ii.is in respect of only one class of share; and
iii.if to joint transferees, is in favour of not more than four such transferees.
Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the CREST Regulations.
The Board may decline to register a transfer of any of the Company’s certificated shares by a person if such a person has been served with a Section 793 notice (as defined in the Articles of Association) and has failed to provide the Company with information required by the notice within a period of 14 days.
Pre-emption rights
There are no rights of pre-emption under the Articles of Association in respect of transfers of issued Shares.
In certain circumstances, Shareholders may have statutory pre-emption rights under the Companies Act 2006 in respect of allotment of new Shares. These statutory pre-emption rights would require the Company to offer new

Confidential Treatment Requested by DS Smith Limited
Shares to existing Shareholders on a pro rata basis before offering them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation under which those Shares would be offered to Shareholders.
General meetings
The Articles of Association rely on the Companies Act 2006 provisions dealing with the calling of general meetings. The Companies Act 2006 provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days in the case of an annual general meeting and, provided that certain conditions are met, at least 14 days in any other case. Notice of a general meeting must be given in hard copy form, in electronic form or by means of a website and must be sent to every member and every Director. It must state the time, date and place of the meeting and the general nature of the business to be dealt with at the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting.
The Board may decide to allow persons entitled to attend and participate in a general meeting to do so by simultaneous attendance and participation by means of an electronic facility with no member necessarily in physical attendance at the electronic meeting, and to permit Directors or others to attend and speak, and the chair of the meeting to preside, by electronic means. Shareholders present in person or by proxy by means of such electronic facility will be counted in the quorum for, and entitled to participate in, the relevant general meeting.
Each Director shall be entitled to attend and speak at any general meeting.
Directors
Number of Directors
The number of Directors shall be not less than two nor more than 20. The Company may by ordinary resolution vary the minimum and/or maximum number of Directors.
Directors’ shareholding qualification
A Director shall not be required to hold any shares in the Company.
Appointment of Directors
Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board (other than a Director appointed after the date of the notice convening the next following annual general meeting) holds office only until the next following annual general meeting, whereupon the Director must retire and is then eligible for election.
The Board may from time to time appoint one or more Directors to hold any employment or executive office for such period and on such terms as they may determine and may also revoke or terminate any such appointment.
Retirement of Directors
At every annual general meeting, all Directors in office at the date of the notice convening the annual general meeting shall retire from office and may offer themselves for election or re-election by the members (as applicable).
Removal of Directors by ordinary resolution
The Company may by ordinary resolution remove any Director before the expiration of such Director’s period of office.
Vacation of office
The office of a Director shall be vacated if the Director:
1.resigns or offers to resign and the Board resolves to accept such offer;

Confidential Treatment Requested by DS Smith Limited
2.is requested by all of the other Directors to resign;
3.is or has been suffering from mental or physical ill-health and the Board resolves that such Director’s office be vacated;
4.is absent from meetings of the Board (without leave having been given by the Board) for six months and the Board resolves that his or her office be vacated;
5.becomes bankrupt or compounds with such Director’s creditors generally;
6.is prohibited by law from being a Director;
7.is convicted of an indictable offence (not being an offence which, in the opinion of the Board, does not affect such Director’s character or position as a Director);
8.is not elected or re-elected in accordance with the requirements of the UK Listing Rules; or
9.is removed from office pursuant to the Articles of Association.
If the office of a Director is vacated for any reason, such Director must cease to be a member of any committee or subcommittee of the Board on which he or she is sitting.
Alternate Directors
Any Director may appoint any person to be his or her alternate and may at his or her discretion remove such an alternate director.
Proceedings of the Board
Subject to the provisions of the Articles of Association, the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two. A meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the Board.
The Board may elect a Director to be the chair or a deputy chair, may determine the period for which he or she is to hold office, and may at any time remove him or her from that office. Questions arising at any meeting of the Board shall be determined by a majority of votes. In the case of an equality of votes, the chair of the meeting shall have a second or casting vote.
All or any of the members of the Board may participate in a meeting of the Board by means of a conference telephone or any communications equipment or electronic means which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.
The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that at least one Director must be present for a quorum to exist. No resolution of any committee shall be effective unless approved by a majority of the Directors present. The meetings and proceedings of any committee shall be governed by the provisions contained in the Articles of Association for regulating the meetings and proceedings of the Board so far as the same are applicable, subject to any regulations imposed by the Board.
Remuneration of Directors
The remuneration of the Directors for their services in the office of Director shall in the aggregate not exceed £2,000,000 per annum, or such higher figure as the Company may by ordinary resolution determine, and such remuneration shall be divided amongst the Directors as they shall agree or, in default of agreement, equally. The Directors may also be paid by way of additional remuneration such further sums as the Company in general meeting

Confidential Treatment Requested by DS Smith Limited
may from time to time determine, and any such additional remuneration shall be divided among the Directors as they shall agree or, in default of agreement, equally.
Any Director who is appointed to any executive office or serves on any committee may be paid such remuneration (whether by way of salary, percentage of profits or otherwise) as the Board may decide, in addition to his or her remuneration as a Director. In addition, any Director who performs services which, in the opinion of the Board, are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration as the Board may determine. Each Director may be paid all reasonable expenses as he or she may incur in attending, and returning from, meetings of the Board, or committees of the Board or any other meeting which as a Director he or she is entitled to attend, and may be paid all reasonable expenses incurred by him or her in the conduct of the Company’s business or in the discharge of his or her duties as a Director.
Pensions and benefits for Directors
The Board may give or award pensions, annuities, gratuities and superannuation or other allowances or benefits to any persons who are or have at any time been employed by or in the service of the Company or holding companies or subsidiary companies of the Company (including Directors who have held any executive office under the Company) and to the wives, husbands, civil partners, widows, widowers, children and other relatives and dependents of any such persons and may set up, establish, join with other companies (being subsidiary undertakings of the Company or companies with which it is associated in business), support and maintain pension, superannuation or other funds or schemes (whether contributory or non-contributory) and pay premiums for the benefit of such persons or any of them or any class of them.
Directors’ interests
The Board may, subject to the provisions of the Articles of Association, authorise any matter which would otherwise involve a Director breaching his or her duty under the Companies Act 2006 to avoid conflicts of interest. Where the Board gives authority in relation to a conflict of interest, the Board may: (i) require the relevant Director to be excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict of interest or situation, (ii) impose upon the relevant Director such other terms for the purpose of dealing with the conflict of interest or situation as it may determine and (iii) provide that the relevant Director will not be obliged to disclose information obtained otherwise than through his or her position as a Director and that is confidential to a third party or to use or apply the information in relation to the Company’s affairs, where to do so would amount to a breach of that confidence. The Board may revoke or vary such authority at any time.
Subject to the provisions of the Companies Act 2006 and the Articles of Association, and provided that the Director has declared the nature and extent of his or her interest to the Board as required by the Companies Act 2006, a Director may:
i.hold any other office or place of profit with the Company (except that of auditor) in conjunction with his or her office of Director for such period and upon such terms, including remuneration, as the Board may decide;
ii.act by himself or herself, or through a firm or body corporate in which he or she is interested, in a professional capacity for the Company or any other company in which the Company may be interested (otherwise than as auditor);
iii.be or become a director or other officer of, or employed by or otherwise interested in, any entity promoted by the Company or in which the Company may be interested; and
iv.be or become a director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his or her appointment as a director of that other company.
A Director shall not, by reason of his or her office, be liable to account to the Company or its members for any benefit realised by reason of having an interest permitted as described above or by reason of having a conflict of

Confidential Treatment Requested by DS Smith Limited
interest authorised by the Board and no contract shall be liable to be avoided on the grounds of a Director having any such interest.
Restrictions on voting
No Director may vote on, or be counted in the quorum in relation to, any resolution of the Board concerning his or her own appointment, or the settlement or variation of the terms or the termination of his or her own appointment, as the holder of any office with the Company or any other company in which the Company is interested, save to the extent permitted specifically in the Articles of Association.
Subject to certain exceptions set out in the Articles of Association, no Director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which such Director has an interest and, if he or she does so, his or her vote shall not be counted.
Subject to the provisions of the Companies Act 2006, the Company may by ordinary resolution suspend or relax to any extent the provisions relating to Directors’ interests or the restrictions on voting or ratify any transaction not duly authorised by reason of a contravention of such provisions.
Board powers
Subject to the Articles of Association, the Companies Act 2006 and any directions given by the Company by special resolution, the business of the Company will be managed by the Board, who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not.
Indemnity of Directors
To the extent permitted by the Companies Act 2006, the Company may indemnify any Director or any director of any associated company against any liability and may purchase and maintain for any Director or former Director or any director or former director of any associated company insurance against any liability.
Methods of service and communications with Shareholders
Any notice, document (including a share certificate) or other information may be served on or sent or supplied to any member by the Company personally, by post, by sending or supplying it in electronic form to an address notified by the member to the Company for that purpose, where appropriate, by making it available on the Company’s website and notifying the member of its availability, or by any other means authorised in writing by the member.
Borrowing powers
The Directors may from time to time exercise all of the powers of the Company to borrow money, to guarantee, to indemnify, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures and other securities, and to give security for any debt, liability or obligation of the Company or any third party.
10.C.             MATERIAL CONTRACTS
The contracts listed below have been, or will be, entered into by the Company or a member of the Group: (i) within the two years immediately preceding publication of this registration statement and are material to the Company or any member of the Group; or (ii) at any time and contain any provision under which the Company or any member of the Group has any obligation or entitlement which is material to the Company or any member of the Group as at the Latest Practicable Date, in each case not including contracts entered into in the ordinary course of business. The descriptions of the material contracts that follow do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements, which are filed as exhibits to this registration statement and are incorporated herein by reference.

Confidential Treatment Requested by DS Smith Limited
Separation and Distribution Agreement
In connection with the Separation, on or around the effective date of this registration statement, International Paper and the Company will enter into the Separation and Distribution Agreement to effect the Separation and the Distribution and to govern aspects of the relationship between the Group and International Paper following completion of the Separation, including in respect of, among other things, undertakings to proceed with the steps required to give effect to the Separation and the Distribution, allocation of risk and responsibility for certain liabilities between International Paper and the Group and dealing with issues arising between the Group and International Paper in connection with the Separation.
The Separation and Distribution Agreement will identify the entities and related assets to be transferred to, and the liabilities to be assumed by, the Group or International Paper, as applicable, in the Reorganisation.
In particular, the Separation and Distribution Agreement will provide that, among other things, subject to the terms and conditions and any exceptions contained therein:
•certain assets related to the EMEA Packaging Business will be transferred to the Group (the “EMEA Packaging Assets”);
•certain liabilities related to the EMEA Packaging Business or the EMEA Packaging Assets will be retained by or transferred to the Group (the “EMEA Packaging Liabilities”), including liabilities that have not otherwise been expressly allocated to International Paper; and
•all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the EMEA Packaging Assets and the EMEA Packaging Liabilities will be retained by or transferred to International Paper (such assets and liabilities, the “International Paper Assets” and “International Paper Liabilities”, respectively).
Except as expressly set out in the Separation and Distribution Agreement or any Ancillary Agreement, neither International Paper nor the Group will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the Reorganisation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defences or right of setoff or freedom from counterclaim with respect to any claim or other asset of either International Paper or the Group, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Separation. Except as expressly set out in the Separation and Distribution Agreement or any Ancillary Agreement, all assets will be transferred on an “as is”, “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgements are not complied with.
Information in this registration statement with respect to the assets and liabilities of the parties following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. The Separation and Distribution Agreement will provide that, in the event that the transfer of certain assets and liabilities to International Paper or the Group, as applicable, does not occur prior to the Distribution, then until such assets or liabilities are able to be transferred, International Paper or the Group, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse International Paper or the Group, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.
The Distribution
The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the Distribution following the completion of the Separation. On the Distribution Date, and subject to the satisfaction (or waiver by International Paper in its sole and absolute discretion) of the conditions precedent contained in the

Confidential Treatment Requested by DS Smith Limited
Separation and Distribution Agreement, International Paper will distribute approximately 80.1% of the Shares to International Paper Shareholders and International Paper DI Holders on a pro rata basis, with certain of those Shares being represented by ADSs. International Paper will retain an ownership interest of approximately 19.9% in the Company. Following the Separation and Distribution, the Company will operate independently from International Paper. International Paper Shareholders will not be required to vote to effect the Separation or the Distribution and will not have appraisal rights with regards to the Separation or the Distribution.
Conditions to the Distribution
The Separation and Distribution Agreement will provide that the Distribution is subject to satisfaction or waiver by International Paper of certain conditions. International Paper, in its sole and absolute discretion, will determine the terms of, and determine whether to proceed with, the Distribution and, to the extent that it determines to proceed, determine the Record Time, the Distribution Date and the distribution ratio. The outstanding conditions to the Separation and Distribution are described in “Reorganisation and Separation—The Separation—Overview”.
Releases
The Separation and Distribution Agreement will provide that the Group will release and discharge International Paper from all liabilities assumed by the Group as part of the Separation, from all acts and events occurring and all conditions existing prior to the Distribution relating to the Group’s business and from all liabilities arising in connection with the implementation of the Separation and Distribution, except as expressly set out in the Separation and Distribution Agreement. International Paper will release and discharge the Group from all liabilities retained by International Paper as part of the Separation, from all acts and events occurring and all conditions existing prior to the Distribution relating to International Paper’s business and from all liabilities arising in connection with the implementation of the Separation, except as expressly set out in the Separation and Distribution Agreement.
These releases will not extend to third parties or obligations or liabilities under any agreements between the parties that remain in effect following the distribution, which agreements include the Separation and Distribution Agreement and the other agreements described under “Item 10. Additional Information—10.C. Material Contracts”.
Indemnification
In the Separation and Distribution Agreement, the Group will agree to indemnify, defend and hold harmless the International Paper Group and its directors, officers and employees and agents, from and against all liabilities relating to, arising out of or resulting from:
•the Group Liabilities;
•the failure of the Group to pay, perform or otherwise promptly discharge any of the Group Liabilities, in accordance with their respective terms, whether prior to, at or after the Distribution;
•any breach by the Group of the Separation and Distribution Agreement or any of the Ancillary Agreements;
•except to the extent relating to an International Paper Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of the Group by International Paper that survives the Distribution; and
•any untrue statement or alleged untrue statement or omission or alleged omission of material fact in this registration statement (as amended or supplemented), except for any such statements or omissions made explicitly in International Paper’s name.
The International Paper Group will agree to indemnify, defend and hold harmless the Group and its directors, officers and employees and agents from and against all liabilities relating to, arising out of or resulting from:
•the International Paper Liabilities;

Confidential Treatment Requested by DS Smith Limited
•the failure of International Paper to pay, perform or otherwise promptly discharge any of the International Paper Liabilities, in accordance with their respective terms whether prior to, at or after the Distribution;
•any breach by International Paper of the Separation and Distribution Agreement or any of the Ancillary Agreements;
•except to the extent relating to a Group Liability, any indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of International Paper by the Group that survives the Distribution; and
•any untrue statement or alleged untrue statement or omission or alleged omission of material fact made explicitly in International Paper’s name in this registration statement (as amended or supplemented).
The Separation and Distribution Agreement will also establish procedures with respect to claims subject to indemnification and related matters, including the defence and settlement of third-party claims. Certain Ancillary Agreements have indemnification provisions and procedures that will govern with respect to the matters addressed in those Ancillary Agreements.
Insurance
The Separation and Distribution Agreement will provide for the allocation between the parties of rights and obligations under existing International Paper insurance policies with respect to occurrences prior to the Distribution and set out procedures for the administration of insured claims and related matters.
Further Assurances
In addition to the actions specifically provided for in the Separation and Distribution Agreement, except as otherwise set out therein or in any Ancillary Agreement, both International Paper and the Group will agree in the Separation and Distribution Agreement to use reasonable best efforts, prior to, on and after the Distribution, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the Ancillary Agreements.
Dispute Resolution
The Separation and Distribution Agreement will contain provisions that govern, except as otherwise provided in any Ancillary Agreement, the resolution of disputes, controversies or claims that may arise between International Paper and the Group related to the Separation or Distribution and that are unable to be resolved through good faith discussions between International Paper and the Group. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of International Paper and the Group, and that, if such efforts are not successful, either International Paper or the Group may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the Separation and Distribution Agreement.
Expenses
Except as expressly set out in the Separation and Distribution Agreement or in any Ancillary Agreement, International Paper will be responsible for all costs and expenses incurred in connection with the Separation and Distribution incurred prior to the Distribution, including costs and expenses relating to legal and tax counsel, financial advisers and accounting advisory work related to the Separation and Distribution. Except as expressly set out in the Separation and Distribution Agreement or in any Ancillary Agreement, all costs and expenses incurred in connection with the Separation and Distribution after the Distribution will be paid by the party incurring such cost and expense.

Confidential Treatment Requested by DS Smith Limited
Other Matters
Other matters governed by the Separation and Distribution Agreement will include access to financial and other information, public filing of financial statements, confidentiality, access to and provision of records, ownership of privileged materials, domain name use and treatment of outstanding guarantees and similar credit support.
Termination
The Separation and Distribution Agreement will provide that it may be terminated and the Separation and Distribution may be modified or abandoned, at any time prior to the Distribution Date in the sole and absolute discretion of International Paper without the approval of any other person, including the Group. In the event of a termination of the Separation and Distribution Agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the Distribution, the Separation and Distribution Agreement may not be terminated, except by an agreement in writing signed by both International Paper and the Group.
Transition Services Agreement
In connection with the Separation, International Paper and the Company will enter into the Transition Services Agreement on or around the effective date of this registration statement, pursuant to which International Paper and the Group will provide to each other certain specified services on an interim, transitional basis, where the Group and International Paper may need assistance and support following the Separation.
Services to be provided by International Paper to the Group include, but are not limited to: [●].
Services to be provided by the Group to International Paper include, but are not limited to: [●].
The charges for the transition services are expected to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, generally without profit during the initial terms of the services.
The services provided under the Transition Services Agreement will generally commence on the Distribution Date and expire at various times to be specified in the Transition Services Agreement, but not generally exceeding 12 months following the Distribution Date. The receiving party may terminate certain specified services by giving prior written notice to the provider of such services. The receiving party may also extend certain services following the end of the term to the extent such service is required beyond the initial term. The Group anticipates that it will generally be in a position to complete transition of most services within [●] months following the Distribution Date.
The liabilities of each party providing services under the Transition Services Agreement will generally be limited[, in the aggregate in any applicable calendar year] to the aggregate fees actually paid to International Paper by the Group during the term pursuant to the Transition Services Agreement. Following the Transition Services Period, the Group will be required to provide these services internally or obtain these services from a third-party provider. If the Group does not effectively develop and implement these capabilities, or it is unable to source further arrangements from third-party providers, the Group’s business, results of operations, financial condition and prospects could be materially and adversely affected. For further details on the risks to the Group associated with the Transition Services Agreement, please see relevant sections of “Item 3. Key Information—3.D. Risk Factors” above.
Employee Matters Agreement
In connection with the Separation, International Paper and the Company will enter into the Employee Matters Agreement on or around the effective date of this registration statement. The Employee Matters Agreement, among other things, allocates among the Group and International Paper the pre- and post-Separation liabilities in respect of the current and former Group employees (including liabilities in respect of employee compensation and benefit plans covering such employees). Subject to various exceptions, the Group will generally assume liabilities in respect of the current and former Group employees and any assets dedicated thereto, and International Paper will generally retain employee liabilities and assets related to other current and former employees of International Paper.

Confidential Treatment Requested by DS Smith Limited
Registration Rights Agreement
In connection with the Separation, International Paper and the Company will enter into the Registration Rights Agreement on or around the effective date of this registration statement. The Registration Rights Agreement provides International Paper with registration rights relating to the Company’s registrable securities held by International Paper following the Distribution. International Paper and its permitted transferees may require the Company to register under the Securities Act, all or any portion of these registrable securities, a so-called “demand request”, subject to certain limitations and requirements. The Company’s registrable securities include all Shares and ADSs held by International Paper after Separation and equity securities issued in exchange or replacement thereof.
International Paper and its permitted transferees will also have “piggyback” registration rights, such that International Paper and its permitted transferees may include their respective shares in any future registrations of the Shares or ADSs, whether or not that registration relates to a primary offering by the Company or a secondary offering by or on behalf of any of the Shareholders. The demand registration rights and piggyback registration rights will be each subject to market cut-back exceptions.
The Registration Rights Agreement will set out customary registration procedures. The Company will also agree to indemnify International Paper and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Company for use in a registration statement by International Paper or any permitted transferee.
Relationship Agreement
International Paper is expected to be the beneficial owner of approximately 19.9% of the Shares immediately following the Distribution. In connection with the Separation, International Paper and the Company will enter into the Relationship Agreement on or around the effective date of this registration statement, which will, conditional upon UK Admission, regulate the continuing relationship between the Company and International Paper and govern the exercise by International Paper and its associates of their rights in respect of the Company. References to aggregate interests in Shares in the Relationship Agreement include both direct holdings of Shares and interests in Shares held beneficially, including through direct or beneficial holdings of ADSs.
Pursuant to the Relationship Agreement, for so long as International Paper and its associates, in aggregate, continue to hold at least 10% of the Shares in issue, International Paper is granted the right to: (i) nominate one non-executive Director for appointment to the Board as a representative director; and (ii) nominate that representative director for appointment as a member of the Company’s Nomination Committee, and such other committee as may be established by the Board from time to time, other than the Audit and Risk Committee, the Disclosure Committee and the Remuneration Committee. International Paper will use commercially reasonable endeavours to consult in advance with the Company as to the identity of any person proposed to be nominated as a non-executive Director. International Paper’s first appointed representative non-executive Director, who, from Admission, shall also be a member of the Nomination Committee, is Lance T. Loeffler.
Pursuant to the Relationship Agreement, the Company is obliged to provide or procure that certain information in respect of the Group is provided to International Paper on request, where such information is: (i) reasonably required to complete any tax return, compilation or filing in respect of any member of the International Paper Group; or (ii) is necessary or reasonably required for the purposes of the accounting or financial requirements of any member of the International Paper Group or in order for any member of the International Paper Group to comply with its legal or tax obligations. International Paper’s information rights under the Relationship Agreement are subject to the Company’s compliance with its legal and regulatory obligations (including the rules and requirements of the London Stock Exchange, FSMA, the UK Disclosure Guidance and Transparency Rules, the UK Listing Rules and UK MAR) as well as certain confidentiality undertakings that International Paper has given in favour of the Company. The Relationship Agreement will terminate automatically upon the earlier of: (i) the date that International Paper and its associates hold, in aggregate, less than 10% of the Shares in issue; and (ii) the Shares ceasing to be admitted to listing on the ESCC Category. International Paper may also terminate the Relationship

Confidential Treatment Requested by DS Smith Limited
Agreement with immediate effect by written notice to the Company upon the occurrence of certain events, such as upon a change of control or insolvency event, in each case, in respect of the Company.
Tax Matters Agreement
In connection with the Separation, International Paper and the Company will enter into the Tax Matters Agreement on or around the effective date of this registration statement, pursuant to which, among other things, the Company will be required to pay to International Paper a specified percentage of the net tax savings, if any, that the Company realises (or, under certain circumstances, is deemed to realise) in any year (or portion thereof) following the Separation as a result of the utilisation of certain tax attributes (such as net operating losses) of subsidiaries of the Company organised in Luxembourg, France and Spain existing at the time of the Distribution. The Company and its subsidiaries retain the benefit of any net tax savings in respect of such tax attributes that are not required to be paid to International Paper pursuant to the Tax Matters Agreement.
Intellectual Property Rights Matters Agreement
In connection with the Separation, International Paper and the Company will enter into the Intellectual Property Rights Matters Agreement on or around the effective date of this registration statement, pursuant to which each party will grant to the other on a royalty-free, nonexclusive basis certain rights under intellectual property rights (“IPR”) relevant to the business of the other party, but ownership or control of which is retained by the applicable licensor group. Specifically, pursuant to the Intellectual Property Rights Matters Agreement, International Paper will grant to the Group (i) a perpetual (subject to International Paper’s right to terminate upon certain events of material breach) licence under certain IPR relevant to the operations of certain of the Group’s paper mills, for use solely to operate those paper mills, (ii) a perpetual licence under certain IPR in certain software used in the Group’s operations, and (iii) a one-year transitional trademark licence to facilitate the Group’s re-branding away from any International Paper trademarks. The Group will grant to International Paper (x) a perpetual licence under the Group’s IPR (other than trademarks and IPR in software), (y) a perpetual licence under certain IPR in software used in International Paper’s operations and (z) a one-year transitional trademark licence to facilitate International Paper’s rebranding away from any Group trademarks.
Containerboard Supply Agreement
In connection with the Separation, International Paper and the Company will enter into the Containerboard Supply Agreement on or around the effective date of this registration statement, pursuant to which the Company will agree to purchase a portion of its containerboard needs from International Paper. The Containerboard Supply Agreement will contain pricing and minimum order quantities, with pricing being subject to monthly price adjustments. It is anticipated that the supply agreement will have an initial term of two years, with automatic one-year renewals that either party may decline within a specified notice period.
Containerboard Supply Agreement
[●]
10.D.             EXCHANGE CONTROLS
Other than certain economic sanctions, which may be in force from time to time, there are currently no applicable laws, decrees or regulations in force in the UK restricting the import or export of capital or restricting the remittance of dividends or other payments to holders of the company’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the Articles of Association on the right to be a holder of, and to vote in respect of, the Shares.
10.E.             TAXATION
The following is a summary of certain United Kingdom and United States tax consequences of the receipt of the Distribution and the holding and disposal of Shares and ADSs. This summary does not constitute tax advice, is

Confidential Treatment Requested by DS Smith Limited
intended as general information only and does not provide an exhaustive overview of all United Kingdom and United States tax consequences that may be relevant for Shareholders.
THE TAX LEGISLATION OF THE COUNTRY OF CITIZENSHIP, DOMICILE OR RESIDENCY OF A SHAREHOLDER MAY ALSO IMPACT THE TAX CONSEQUENCES OF THE RECEIPT OF THE DISTRIBUTION AND THE HOLDING AND DISPOSAL OF SHARES AND ADSs. SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM OR THE UNITED STATES ARE STRONGLY RECOMMENDED TO CONSULT THEIR OWN PROFESSIONAL ADVISERS.
References in this section to “Shareholders” are to be read as, in respect of International Paper Shares, references to International Paper Shareholders and, in respect of Shares, references to Shareholders. References to International Paper Shares in this section refer also to International Paper DIs and references to Shareholders are to be read in respect of International Paper DIs as references to International Paper DI Holders.
United Kingdom Taxation
The following paragraphs are intended only as a general guide to current United Kingdom tax law and HM Revenue & Customs in the UK’s (“HMRC”) current published practice (which may not be binding on HMRC), in each case, as at the Latest Practicable Date, which are both subject to change at any time, possibly with retrospective effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the United Kingdom tax consequences in respect of the Distribution: (i) for International Paper Shareholders; and (ii) for Shareholders in respect of holding or disposing of Shares and ADSs.
Except where expressly stated otherwise, the sections below are intended to apply only to International Paper Shareholders and Shareholders who: (i) are for United Kingdom tax purposes resident in (and only in) the United Kingdom; (ii) are the absolute beneficial owners of their International Paper Shares (and Shares or ADSs) and any dividends paid in respect of them; (iii) hold their International Paper Shares (and Shares or ADSs) as investments (otherwise than through an individual savings account or an exempt pension arrangement) and not as securities to be realised in the course of a trade; and (iv) hold (whether directly or via ADSs) less than 5% of the International Paper Shares (and Shares).
The tax position of certain categories of International Paper Shareholders or Shareholders who are subject to special rules, such as persons who acquire (or are deemed to acquire) their International Paper Shares (or Shares or ADSs) in connection with an office or their (or another person’s) employment, traders, brokers, dealers in securities, insurance companies, banks, financial institutions, investment companies, tax-exempt organisations, persons connected with International Paper or the Company, persons holding International Paper Shares, Shares, or ADSs as part of hedging or conversion transactions, International Paper Shareholders or Shareholders who are not resident in the United Kingdom, collective investment schemes and those who hold 5% or more of the International Paper Shares (or Shares, directly or indirectly via ADSs), is not considered. Nor do the following statements consider the tax position of any person holding investments in any HMRC-approved arrangements or schemes, including the enterprise investment scheme, or any person able to claim any inheritance tax relief or holding International Paper Shares (or Shares or ADSs) in connection with a trade, profession or vocation carried on in the United Kingdom (whether through a branch or agency or, in the case of a corporate International Paper Shareholder or Shareholder, a permanent establishment or otherwise).
As regards stamp duty and stamp duty reserve tax (“SDRT”), the following statements are intended as a general and non-exhaustive guide to the current United Kingdom stamp duty and SDRT position and apply regardless of whether an International Paper Shareholder, or holder or acquirer of Shares or ADSs, is resident in the United Kingdom. It should be noted that certain categories of person, including market makers, brokers, dealers, persons connected with clearance services and depositary receipt systems and other specified market intermediaries, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986. The discussion below does not apply to any such person save where expressly stated otherwise.

Confidential Treatment Requested by DS Smith Limited
United Kingdom stamp duty and SDRT are expected to be replaced in 2027 by United Kingdom Securities Transfer Tax. The discussion below does not address the position in respect of transfers of Shares or ADSs taking place after the effective date of the introduction of United Kingdom Securities Transfer Tax (expected to be in 2027).
THE MATERIAL SET OUT IN THE PARAGRAPHS BELOW DOES NOT CONSTITUTE TAX ADVICE. ANY PERSON WHO IS IN ANY DOUBT AS TO THEIR TAX POSITION OR WHO IS OR MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER. IN PARTICULAR, INVESTORS SHOULD BE AWARE THAT THE TAX LEGISLATION OF ANY JURISDICTION WHERE AN INVESTOR IS TAX RESIDENT OR OTHERWISE SUBJECT TO TAXATION AND/OR THE TAX LEGISLATION OF THE UNITED KINGDOM MAY HAVE AN EFFECT ON THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INTERNATIONAL PAPER SHARES (OR SHARES OR ADSs), INCLUDING IN RESPECT OF ANY INCOME RECEIVED FROM THE INTERNATIONAL PAPER SHARES (OR SHARES OR ADSs).
Certain United Kingdom tax considerations in respect of the Distribution
No amounts should be required to be withheld on account of United Kingdom tax from the Distribution (whether made to a United Kingdom resident International Paper Shareholder or a non-United Kingdom resident International Paper Shareholder).
Individual International Paper Shareholders
Individual International Paper Shareholders in receipt of the Distribution are expected to be treated as having received dividend income for United Kingdom income tax purposes, in an amount equal to the market value of the Shares actually or deemed received in the Distribution (including Shares withheld from the Distribution and sold for the benefit of such holder to fund any required US tax withholding in respect of such holder, and the gross amount of the market value of fractions of Shares for which the holder receives a net cash amount). An individual is entitled to an annual tax-free allowance of dividend income. This allowance is £500 of dividend income for the 2026/2027 tax year.
To the extent that an individual’s total dividend income exceeds the tax-free allowance, income tax will be imposed at the rates of 10.75% for basic rate taxpayers, 35.75% for higher rate taxpayers, and 39.35% for additional rate taxpayers.
Corporate International Paper Shareholders
International Paper Shareholders within the charge to United Kingdom corporation tax are expected to be subject to corporation tax (currently at a rate of 25%, or 19% if the International Paper Shareholder is eligible for the small profits rate of corporation tax) on the market value of the Distribution received by the corporate International Paper Shareholder (including Shares withheld from the Distribution and sold for the benefit of such holder to fund any required US tax withholding in respect of such holder, and the gross amount of the market value of fractions of Shares for which the holder receives a net cash amount), unless certain conditions are met. The conditions vary depending on whether the International Paper Shareholder is a “small company” for the purposes of taxation on dividends.
An International Paper Shareholder who is within the charge to United Kingdom corporation tax and is a “small company” for the purposes of United Kingdom taxation of dividends will generally not be subject to tax on the Distribution provided that certain conditions are satisfied.
An International Paper Shareholder within the charge to United Kingdom corporation tax and which is not treated as a “small company” for these purposes will similarly not be subject to tax on the Distribution provided that the Distribution falls within an exempt class and does not fall within certain anti-avoidance provisions. Exempt classes include dividends in respect of portfolio holdings (where the recipient owns less than 10% of the class of

Confidential Treatment Requested by DS Smith Limited
share capital of International Paper) and dividends paid on “non-redeemable ordinary shares” for United Kingdom tax purposes.
Stamp duty and SDRT in connection with the Distribution
No United Kingdom stamp duty or SDRT is expected to be payable by International Paper Shareholders or Shareholders in respect of the Distribution.
Certain United Kingdom tax considerations to Shareholders of holding and disposing of Shares and ADSs
Dividends
The Company is not required to withhold amounts on account of United Kingdom tax when paying a dividend (whether the payment is made to a United Kingdom resident Shareholder or a non-United Kingdom resident Shareholder).
Individual Shareholders
Dividends received by an individual Shareholder from the Company are generally subject to income tax as dividend income.
An individual is entitled to an annual tax-free allowance of dividend income. This allowance is currently £500 of dividend income for the 2026/2027 tax year and subsequent tax years.
To the extent that an individual’s total dividend income exceeds the tax-free allowance, income tax will be imposed at the rates of 10.75% for basic rate taxpayers, 35.75% for higher rate taxpayers, and 39.35% for additional rate taxpayers.
Corporate Shareholders
Shareholders within the charge to United Kingdom corporation tax are subject to corporation tax (currently at a rate of 25%, or 19% if the Shareholder is eligible for the small profits rate of corporation tax) on dividends paid by the Company, unless certain conditions are met. The conditions vary depending on whether the Shareholder is a “small company” for the purposes of taxation on dividends.
A Shareholder who is within the charge to United Kingdom corporation tax and is a “small company” for the purposes of United Kingdom taxation of dividends will generally not be subject to tax on dividends provided that certain conditions are satisfied.
A Shareholder within the charge to United Kingdom corporation tax and which is not treated as a “small company” for these purposes of United Kingdom taxation of dividends will similarly not be subject to tax on dividends provided that the dividends fall within an exempt class and do not fall within certain anti-avoidance provisions. Exempt classes include dividends in respect of portfolio holdings (broadly where the recipient owns less than 10% of the class of share capital of the payer) and dividends paid on “non-redeemable ordinary shares” for United Kingdom tax purposes.
Disposals
Individual Shareholders
A disposal or deemed disposal of Shares or ADSs by an individual United Kingdom Shareholder may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom capital gains tax, depending upon such Shareholder’s circumstances and subject to any available exemption or relief. For individual United Kingdom Shareholders who make a chargeable gain on disposal of their Shares or ADSs, United Kingdom capital gains tax is currently charged at a rate of 18% or 24% (for the tax year 2026/2027), depending on the individual’s total taxable gains and income in the tax year. Most individuals have an annual exemption (£3,000 for the tax year 2026/2027) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.

Confidential Treatment Requested by DS Smith Limited
Individuals who are temporarily non-resident in the United Kingdom may, in certain circumstances, be subject to United Kingdom tax in respect of gains realised while they are not resident in the United Kingdom on their return to the United Kingdom.
Corporate Shareholders
A disposal or deemed disposal of Shares or ADSs by a corporate United Kingdom Shareholder may give rise to a chargeable gain (or allowable loss) for the purposes of United Kingdom corporation tax, depending on the circumstances and subject to any available exemption, allowance or relief. Corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that company. The main rate of corporation tax is 25% for the 2026/2027 tax year.
Stamp duty and SDRT
No United Kingdom stamp duty will generally be payable on transfers of Shares effected via CREST provided no instrument of transfer is executed.
Provided the Shares remain included in the ESCC Category and admitted to trading on the Main Market, no SDRT will generally be payable on transfers of Shares effected via CREST for three years following the first listing on the London Stock Exchange, as an exemption from SDRT applies (which has been confirmed in an HMRC clearance received by International Paper) . SDRT at the rate of 0.5% of the amount or value of consideration payable will be payable on agreements to transfer Shares via CREST after the three-year period following listing on the London Stock Exchange has elapsed. The SDRT exemption applying to transfers of Shares effected via CREST for the three-year period following listing on the London Stock Exchange does not apply to SDRT on transfers of Shares to a depositary receipt system: as stated below under “—Conversions”, SDRT at the rate of 1.5% will generally be payable on conversion of shares to ADSs following completion of the listing of the ADSs on the NYSE.
Subject to an exemption for certain low value transactions, the transfer on sale of Shares effected outside CREST will generally be liable to stamp duty at the rate of 0.5% of the amount or value of the consideration payable (rounded up to the nearest multiple of £5).
Transfers of Shares to a connected company (or its nominee) may be subject to stamp duty and/or SDRT based on the market value of the Shares at the time of the transfer, if that is higher than the amount or value of the consideration actually paid for the Shares, subject to any relief that may be available for intragroup transfers.
No United Kingdom stamp duty or SDRT will generally be payable on transfers of ADSs.
Depositary receipt systems and clearance services
Special rules apply if Shares in the Company are transferred: (i) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services; or (ii) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts. In such circumstances, stamp duty or SDRT may be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the Shares. Similarly, special rules apply to the transfer of shares within a clearance service or in respect of agreements to transfer interests in depositary receipts.
As stated above, no United Kingdom stamp duty or SDRT is expected to be payable by International Paper Shareholders or Shareholders in respect of the Distribution (including on transfer of the Shares to the Custodian holding Shares in respect of which ADSs are issued as part of the listing of the ADSs on the NYSE). International Paper has received HMRC clearance confirming that the transfers of legal title in the Shares to the Custodian holding Shares in respect of which ADSs are issued as part of the listing of the ADSs on the NYSE will benefit from an exemption from stamp duty and SDRT. Such HMRC clearance only applies to transfers made in connection with the Distribution and first listing of the ADSs on the NYSE; any subsequent transfers to the Custodian (on conversion of Shares to ADSs) would generally be subject to stamp duty or SDRT at the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the Shares as stated above and below.

Confidential Treatment Requested by DS Smith Limited
Conversions
No United Kingdom stamp duty or SDRT will generally be payable on conversions of ADSs to Shares.
SDRT at the rate of 1.5% of the market value of the Shares will be generally payable on conversion of Shares to ADSs following completion of the listing of the ADSs on the NYSE.
Specific professional advice should be sought in relation to stamp duty and SDRT if Shares are to be transferred to, within or via a clearance service or depositary receipt system.
Certain US Federal Income Tax Considerations
The following is a discussion of certain US federal income tax considerations that may be relevant to (i) US holders and non-US holders (each as defined below) of International Paper Shares in respect of the Distribution and (ii) US holders owning and disposing of Shares received in the Distribution. This discussion is based on the Code, US Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, in each case as in effect and available on the date of this registration statement and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set out in this registration statement.
This discussion applies only to US holders and non-US holders who hold International Paper Shares and will hold the Shares received in the Distribution as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the Distribution, together with certain related transactions, was or will be consummated in accordance with the Separation and Distribution Agreement and the other separation-related agreements and as described in this registration statement. This discussion is for general information only and is not tax advice. It does not address all aspects of US federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it address tax considerations applicable to holders that are or may be subject to special treatment under the US federal income tax laws (such as, without limitation, insurance companies, tax-exempt organisations, financial institutions, mutual funds, real estate investment trusts and regulated investment companies, certain former US citizens or long-term residents of the United States, broker-dealers, partnerships (or entities or arrangements treated as partnerships for US federal income tax purposes) or other pass-through entities or the owners thereof, traders in securities who elect a mark-to-market method of accounting, holders who hold their International Paper Shares or Shares as part of a “hedge”, “straddle”, “conversion”, “synthetic security”, “integrated investment” or “constructive sale transaction”, holders who acquired International Paper Shares or Shares upon the exercise of employee stock options or otherwise as compensation, holders required to accelerate the recognition of any item of gross income as a result of such income being recognised on an applicable financial statement, or US holders whose functional currency is not the US dollar). This discussion also does not address any tax consequences arising under any alternative minimum tax, the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or, except to the extent specifically addressed below, the Foreign Account Tax Compliance Act (“FATCA”) (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided in this discussion with respect to any tax considerations under state, local or foreign laws or US federal laws other than those pertaining to the US federal income tax. This discussion does not address the tax consequences to any person who directly, indirectly or constructively owns, or at any time during the five-year period ending on the Distribution Date owned, 5% or more of the total combined voting power of International Paper’s or the Company’s voting stock or of the total value of International Paper’s or the Company’s equity interests.
If a partnership (or any other entity or arrangement treated as a partnership for US federal income tax purposes) holds International Paper Shares or Shares, the tax treatment of any partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisers regarding the tax consequences to them of (i) the Distribution and (ii) owning and disposing of Shares received in the Distribution.

Confidential Treatment Requested by DS Smith Limited
For the purposes of this discussion, references to “Shares” also refer to ADSs.
For the purposes of this discussion, a “US holder” is a beneficial owner of International Paper Shares and, after the Distribution, Shares received in the Distribution, that is, for US federal income tax purposes:
•an individual citizen or a resident of the United States;
•a corporation (or any other entity treated as a corporation) created or organised in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to US federal income taxation regardless of its source; or
•a trust, if (1) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a US person.
A “non-US holder” is a beneficial owner (other than an entity or arrangement treated as a partnership for US federal income tax purposes) of International Paper Shares and, after the Distribution, Shares received in the Distribution, that is not a US holder.
THE FOLLOWING DISCUSSION IS A SUMMARY OF CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF SHARES RECEIVED IN THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF SHARES RECEIVED IN THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF US FEDERAL, STATE, LOCAL, AND NON-US TAX LAWS.
Certain US Federal Income Tax Considerations of the Distribution
The Distribution is expected to be treated as a taxable distribution for US federal income tax purposes because it is not expected to satisfy several of the requirements under Section 355 of the Code to qualify as a tax-free distribution. The remainder of this discussion assumes that, for US federal income tax purposes, the Distribution will be treated as a taxable distribution of Shares to holders of International Paper Shares with respect to their International Paper Shares.
A holder of International Paper Shares generally will be treated as receiving a taxable distribution by International Paper equal to the fair market value of the Shares actually or deemed received in the Distribution (including Shares withheld from the Distribution and sold for the benefit of such holder to fund US taxes required to be withheld in respect of such holder and fractional Shares for which the holder receives cash). The fair market value of such distribution will be treated as a dividend for US federal income tax purposes to the extent paid out of International Paper’s current or accumulated earnings and profits, as determined under US federal income tax principles. A distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) such holder’s adjusted tax basis in its International Paper Shares. Any remaining excess will be treated as a gain recognised on the sale or other taxable disposition of such International Paper Shares. While the exact amount of International Paper’s current and accumulated earnings and profits cannot be determined until after the end of its taxable year that includes the Distribution Date, holders should expect that the fair market value of Shares received or deemed received in the Distribution will be treated as a dividend. Holders of International Paper Shares receiving Shares in the Distribution will have a tax basis in such Shares equal to their fair market value on the Distribution Date and a holding period in such shares beginning on the day after the Distribution Date.
US Holders
To the extent the Distribution is treated as a dividend for US federal income tax purposes, it generally will be treated as “qualified dividend income” with respect to which certain non-corporate US holders, including individuals, are eligible for taxation at preferential rates, provided that a minimum holding period and certain other

Confidential Treatment Requested by DS Smith Limited
requirements are satisfied. Corporate US holders may be eligible for a dividends-received-deduction and may be subject to the “extraordinary dividend” provision of the Code, in each case subject to certain requirements and limitations. Corporate US holders should consult their tax advisers regarding the application of the foregoing rules to their particular circumstances.
Non-US Holders
Subject to the discussion below regarding effectively connected income, to the extent the Distribution is treated as a dividend for US federal income tax purposes, a non-US holder will be subject to US federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the fair market value of the Shares actually or deemed received by such non-US holder in the Distribution (including Shares withheld from the Distribution and sold for the benefit of such non-US holder to fund US taxes required to be withheld in respect of such non-US holder and fractional Shares for which the non-US holder receives cash). In general, Shares will be withheld from the Distribution to the applicable non-US holder and sold by the Distribution Agent or other withholding agent for the benefit of such holder in order to obtain sufficient net cash proceeds to satisfy such withholding tax. See “Reorganisation and Separation—The Separation—US Tax Withholding”. Further, because it is not possible to determine the exact amount of International Paper’s current and accumulated earnings and profits until after the end of the taxable year that includes the Distribution Date, withholding agents may not be able to determine whether (or to what extent) a non-US holder is treated as receiving a dividend for US federal income tax purposes as a result of the Distribution. Therefore, withholding agents may withhold at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the fair market value of the Shares actually or deemed received by a non-US holder in the Distribution. In order to claim a reduced rate of withholding under an applicable income tax treaty, a non-US holder will be required to deliver a properly completed and executed IRS Form W-8BEN or W-8BEN-E, as applicable, to the applicable withholding agent. If any amounts are over-withheld, non-US holders may seek a refund from the IRS.
If the dividend is effectively connected with a non-US holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-US holder maintains a “permanent establishment” in the United States to which the Distribution is attributable), the US federal withholding tax described above will not apply, provided that the non-US holder provides the applicable withholding agent with a properly completed and executed IRS Form W-8ECI and satisfies all applicable certification requirements. Instead, such non-US holder generally will be subject to US federal income tax on the Distribution in the same manner as if such holder were a US holder, as described above under “—Certain US Federal Income Tax Considerations of the Distribution—US Holders”. A corporate non-US holder may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, as adjusted for certain items.
Non-US holders should consult their tax advisers regarding the application of the foregoing rules in light of their particular facts and circumstances, including the procedures for claiming a reduced rate of US federal income tax withholding, the procedures for claiming a refund of US federal income tax withheld, and any actions that may be taken to mitigate the potential application of such withholding (including the desirability of selling their International Paper Shares prior to the Record Time).
Information Reporting and Backup Withholding
The receipt by a holder of International Paper Shares in the Distribution of Shares and cash may be subject to information reporting, unless the holder provides the applicable withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently, at a rate of 24%), unless a US holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such US holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption. Non-US holders of International Paper Shares may be required to comply with certification and identification procedures to establish an exemption from information reporting and backup withholding on the receipt of Shares and cash in lieu of fractional Shares in the Distribution, for example, by providing a properly completed and executed applicable IRS Form W-8. To the extent backup withholding applies, Shares may be withheld from the Distribution to the applicable holder and sold

Confidential Treatment Requested by DS Smith Limited
by the Distribution Agent or other withholding agent for the benefit of such holder in order to obtain sufficient net cash proceeds to satisfy such backup withholding. See “Reorganisation and Separation—The Separation—US Tax Withholding”. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder generally will be allowed as a credit against such holder’s US federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA
FATCA and other administrative guidance issued thereunder require withholding of 30% on payments of dividends on International Paper Shares to “foreign financial institutions” (which are broadly defined for this purpose) and certain other non-US entities unless various US information reporting and due diligence requirements (generally relating to ownership by US persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. To the extent FATCA withholding applies, Shares may be withheld from the Distribution to the applicable holder and sold by the Distribution Agent or other withholding agent for the benefit of such holder in order to obtain sufficient net cash proceeds to satisfy such withholding. See “Reorganisation and Separation—The Separation—US Tax Withholding”. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a US federal income tax return.
Certain US Federal Income Tax Considerations to US Holders of Owning and Disposing of Shares Received in the Distribution
Distributions
Subject to the discussion below under the subsection titled “—Passive Foreign Investment Company Rules”, the gross amount of any distributions with respect to Shares (including the amount of any non-US withholding taxes with respect to such distribution) generally will constitute a dividend for US federal income tax purposes to the extent paid out of the Company’s current or accumulated earnings and profits, as determined under US federal income tax principles. A distribution in excess of current and accumulated earnings and profits will constitute a return of capital that will be first applied against and reduce (but not below zero) a US holder’s adjusted tax basis in its Shares. Any remaining excess will be treated as gain recognised on the sale or other taxable disposition of Shares, and will be treated as described below under the subsection titled “—Sale, Taxable Exchange or Other Taxable Disposition”. The Company does not intend to maintain calculations of its earnings and profits in accordance with US federal income tax principles. Accordingly, US holders should assume that any distribution by the Company with respect to Shares will be reported as dividend income.
Dividends received by certain non-corporate US holders, including individuals, would be treated as “qualified dividend income” that is taxed at preferential US federal income tax rates, provided that: (1) the Company is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements, or the Shares are regularly traded on an established securities market in the United States (such as the NYSE); (2) as discussed below under the subsection titled “—Passive Foreign Investment Company Rules”, the Company is not a passive foreign investment company (a “PFIC”) for its taxable year in which the dividend is paid or the preceding taxable year; (3) the Company is not a “surrogate foreign corporation” (other than a foreign corporation treated as a US corporation for US federal income tax purposes); and (4) certain holding period and other requirements are met. There can be no assurances that dividends received by non-corporate US holders, including individuals, will be treated as “qualified dividend income”. Dividends received by a corporate US holder are not expected to be eligible for the dividends-received-deduction that generally is allowed to US corporate shareholders on dividends received from a US corporation. In general, any dividends the Company pays with respect to Shares are expected to constitute foreign-source income that is considered passive category income for purposes of computing the foreign tax credit allowable to US holders.
Dividends paid in a currency other than the US dollar will be included in income in a US dollar amount based on the exchange rate in effect on the date the dividend is includible in the US holder’s income, whether or not the currency is converted into US dollars at that time. A US holder’s tax basis in the non-US currency will equal the US

Confidential Treatment Requested by DS Smith Limited
dollar amount included in income. Any gain or loss realised on a subsequent conversion or other disposition of the non-US currency for a different US dollar amount generally will be US source ordinary income or loss. If dividends paid in a currency other than US dollars are converted into US dollars on the day they are received, a US holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.
Sale, Taxable Exchange or Other Taxable Disposition
Subject to the discussion below under the subsection titled “—Passive Foreign Investment Company Rules”, in the event of any future sale or other taxable disposition of Shares, a US holder generally will recognise capital gain or loss in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the US holder’s adjusted tax basis in the disposed Shares. Any such capital gain or loss generally will be long-term capital gain or loss if a US holder’s holding period for the disposed Shares exceeds one year. Long-term capital gains recognised by non-corporate US holders are generally eligible for taxation at preferential rates. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
A foreign corporation will be classified as a PFIC for US federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either: (i) 75% or more of its gross income for such taxable year is “passive income”, or (ii) 50% or more of the total value of its assets (based on an average of the quarterly values of the assets during such year) produce “passive income” or are held for the production of “passive income”. Although it is not free from doubt, based on certain estimates of the Company’s gross income, its historic and expected operations, and the nature and value of its assets, the Company does not believe that it was classified as a PFIC in 2025 and does not expect to be classified as a PFIC for the 2026 or 2027 taxable year. However, the determination of PFIC status is fundamentally factual in nature, depends on the application of complex US federal income tax rules that are subject to differing interpretations and generally cannot be determined until after the close of the taxable year in question. Accordingly, there can be no assurance that the Company will not be a PFIC for the taxable year that precedes the Distribution, the taxable year that includes the Distribution Date or any future taxable year.
If the Company were to be a PFIC in any taxable year during which a US holder owns Shares, such US holder could be liable for additional taxes and interest charges upon certain distributions by the Company and on any gain recognised on a sale, exchange or other disposition, including a pledge, of Shares, whether or not the Company continues to be a PFIC. In addition, certain annual tax reporting would be required. US holders should consult their tax advisers regarding the tax consequences to them if the Company were to be classified as a PFIC and certain tax elections such US holders may wish to make to mitigate any adverse tax consequences that might arise in the event the Company were to be classified as a PFIC.
Information Reporting and Backup Withholding
Generally, information reporting may apply in connection with payments made to US holders in respect of Shares. Payments that are subject to information reporting may also be subject to backup withholding (currently, at a rate of 24%), unless the US holder provides the applicable withholding agent with a properly completed and executed IRS Form W-9 providing such US holder’s correct taxpayer identification number and certifying that such holder is not subject to backup withholding, or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a US holder generally will be allowed as a credit against such holder’s US federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
THE DISCUSSION ABOVE IS BASED ON CURRENT LAW. LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THE STATEMENTS SET OUT THEREIN. THE DISCUSSION ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY. IT DOES NOT ADDRESS TAX CONSIDERATIONS THAT MAY VARY WITH, OR ARE CONTINGENT ON, A HOLDER’S INDIVIDUAL CIRCUMSTANCES NOR THE APPLICATION OF ANY US NON-INCOME TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION. HOLDERS ARE URGED TO

Confidential Treatment Requested by DS Smith Limited
CONSULT THEIR TAX ADVISERS REGARDING SUCH MATTERS AND THE TAX CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF SHARES.
10.F.             DIVIDENDS AND PAYING AGENTS
The dividend paying agent for the Company’s Shareholders is expected to be [●]. The dividend paying agent for the ADSs is the Depositary.
10.G.             STATEMENTS BY EXPERTS
The Combined Financial Statements of the EMEA Packaging Business of International Paper as at 30 April 2025, 2024 and 2023, and for each of the three years in the period ended 30 April 2025 appearing in this registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set out in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Prior to the engagement of EY as the Group’s independent auditor under the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), member firms of Ernst & Young Global Limited (“EYG”) provided certain non-audit services, including a service under a contingent fee arrangement, to affiliates of the Company. These matters, as well as a financial relationship involving an EY covered person, as described below, are inconsistent with the SEC and PCAOB independence rules.
•From January to May 2025, an EY partner who was a covered person held a financial interest in an upstream affiliate of the Company.
•From January to April 2025, an EYG member firm provided to an upstream affiliate of the Company:
◦otherwise permissible tax advisory services under a contingent fee arrangement and collected a contingent-based fee; and
◦otherwise permissible tax services under a loan staff arrangement.
•In connection with an engagement related to otherwise permissible transaction advisory service, an EYG member firm provided hosting and software maintenance services to an upstream affiliate of the Company, which constitutes a management function. These matters began in January 2025, and ended in April 2025.
•From April to May 2025, an EYG member firm performed a valuation of the assets and liabilities of a plant owned by an entity that was a sister affiliate of the Company at the time the service was provided. Although the entity is reflected as a downstream affiliate in the Company’s combined financial statements as at 1 February 2025, the assets subject to the valuation services are excluded.
•In connection with a potential divestiture, an EYG member firm provided transaction advisory services to an upstream affiliate at the time the service was provided. These matters began in March 2025 and ended in January 2026.
•From January to May 2025, certain EYG member firms provided global immigration services which included filing applications to non-tax authorities, a management function. The filing activity was performed for sister affiliates which were subsequently reflected as downstream affiliates in the Company’s combined financial statements as at 1 February 2025.
•From January to March 2026, an EYG member firm provided legal advisory services to upstream affiliates.
These matters, which have been completed or terminated, do not impact the operations or financial results of the Company, nor EY’s related audit procedures or judgements with respect to the audits of the Company’s combined financial statements, and the related fees are not material to the respective parties. Other than the covered person financial interest, these matters are not inconsistent with the International Ethics Standards Board for Accountants

Confidential Treatment Requested by DS Smith Limited
Code of Ethics or the United Kingdom Financial Reporting Council’s Ethical Standards. None of the matters are inconsistent with the SEC’s general standard of independence.
After careful consideration of the facts and circumstances and the applicable independence rules, including the SEC’s general standard of independence, EY, management and the Board have concluded that (i) the aforementioned matters have not impaired EY’s ability to exercise objective and impartial judgement in connection with its audits of our combined financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would reach the same conclusion.
The Combined Financial Statements of the EMEA Packaging Business of International Paper as at 31 December 2025, and for the eight-month period ended 31 December 2025, included in this registration statement, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
10.H.             DOCUMENTS ON DISPLAY
Upon effectiveness of this registration statement, the Company will be subject to the reporting and other informational requirements of the US Exchange Act. Under the US Exchange Act, the Company is required to file reports and other information with the SEC. Specifically, the Company is required to file annually a Form 20-F within 120 days of each financial year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these documents may be requested upon payment of a duplicating fee, by writing to the SEC. Further information on the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov from which certain filings may be accessed free of charge.
As a dual-listed foreign private issuer domiciled in the United Kingdom, the Company is exempt from the rules under the US Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the US Exchange Act.
The Company also maintains a website at www.dssmith.com. The information contained on its website or available through its website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to the Company’s website in this registration statement on Form 20-F is an inactive textual reference only.
10.I.             SUBSIDIARY INFORMATION
Not applicable.
10.J.             ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.

Confidential Treatment Requested by DS Smith Limited
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
11.A.             QUANTITATIVE INFORMATION ABOUT MARKET RISK
The information set out in “Note 19. Financial instruments” of the Combined Financial Statements beginning on page F-64 is incorporated herein by reference.
11.B.             QUALITATIVE INFORMATION ABOUT MARKET RISK
The information set out in “Note 19. Financial instruments” to the Combined Financial Statements beginning on page F-64 is incorporated herein by reference.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A.             DEBT SECURITIES
Not applicable.
12.B.             WARRANTS AND RIGHTS
Not applicable.
12.C.             OTHER SECURITIES
Not applicable.
12.D.             AMERICAN DEPOSITARY SHARES
The following summary of the general terms and provisions of the ADSs does not purport to be complete and is subject to and qualified in its entirety by the Form F-6 filed on or around the date of this registration statement, including the exhibits thereto.
Citibank, N.A. has agreed to act as the Depositary for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, United States. The ADSs represent ownership interests in the Shares that are on deposit with the Depositary. The ADSs may be represented by the ADRs. The Depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the Custodian is Citibank, N.A. – London Branch, located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom.
The Company will appoint Citibank as the Depositary pursuant to the Deposit Agreement. A copy of the Deposit Agreement is on file with the SEC under cover of a registration statement on Form F-6. Investors may obtain a copy of the Deposit Agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Investors should refer to Registration Number 333-[●] when retrieving such copy.
The following is a summary description of the ADSs and of the material rights of an ADS Holder. Summaries, by their nature, lack the precision of the information summarised. The rights and obligations of an ADS Holder will be determined by reference to the terms of the Deposit Agreement and not by this summary, and ADS Holders are encouraged to review the Deposit Agreement in its entirety. The portions of this summary description that are italicised describe matters that may be relevant to the ownership of ADSs, but that may not be contained in the Deposit Agreement.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, [●] Shares on deposit with the Depositary and/or Custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the Depositary or the Custodian on behalf of the ADS Holder, but that has not been distributed to the ADS Holders because of legal restrictions or practical considerations. The Group and the Depositary may agree to change the ADS-to-Share ratio by amending the Deposit Agreement. This amendment may give rise to, or change, the depositary fees payable by ADS Holders. The Custodian, the Depositary and their respective nominees will hold all deposited property for the benefit of the ADS Holders and beneficial

Confidential Treatment Requested by DS Smith Limited
owners of ADSs. The deposited property does not constitute the proprietary assets of the Depositary, the Custodian or their nominees. Under the terms of the Deposit Agreement, beneficial ownership in the deposited property will be vested in the beneficial owners of the applicable ADSs. The Depositary, the Custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the ADS Holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the ADS Holder. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered ADS Holders, the registered ADS Holders (on behalf of the applicable ADS owners) only through the Depositary, and the Depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the Custodian or their respective nominees, in each case upon the terms of the Deposit Agreement.
An ADS Holder becomes a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents the ADSs. The Deposit Agreement, and the ADR, specify the Group’s rights and obligations, as well as the rights and obligations of the ADS Holder and of the Depositary. Each ADS Holder appoints the Depositary to act on their behalf in certain circumstances. The Deposit Agreement and the ADRs are governed by New York law. However, the Group’s obligations to Shareholders will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require ADS Holders to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. Each ADS Holder is solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the Depositary, the Custodian, the Company or any of their respective agents or affiliates will be required to take any actions whatsoever on behalf of an ADS Holder to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
The Group will not treat ADS Holders as Shareholders, and ADS Holders will not have direct shareholder rights. The Depositary will hold on behalf of the ADS Holder the rights attached to the Shares underlying the ADSs. ADS Holders will be able to exercise the rights attaching to the Shares represented by the ADSs through the Depositary only to the extent contemplated in the Deposit Agreement. To exercise any rights attaching to the Shares not contemplated in the Deposit Agreement, ADS Holders will need to arrange for the cancellation of the ADSs and become a direct shareholder.
The manner in which an ADS Holder owns the ADSs (e.g., in a brokerage account versus as registered holder, or as holder of certificated versus uncertificated ADSs) may affect such ADS Holder’s rights and obligations, and the manner in which, and extent to which, the Depositary’s services are made available to such ADS Holder. As an owner of ADSs, an ADS Holder may hold their ADSs either by means of an ADR registered in their name, through a brokerage or safekeeping account, or through an account established by the Depositary in such ADS Holder’s name, reflecting the registration of uncertificated ADSs directly on the books of the Depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the Depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the Depositary to the ADS Holders. The direct registration system includes automated transfers between the Depositary and the Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If an ADS Holder decides to hold ADSs through a brokerage or safekeeping account, such ADS Holder must rely on the procedures of the broker or bank to assert its rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit an ADS Holder’s ability to exercise their rights as an owner of ADSs. ADS Holders should consult with their broker or bank if they have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes that each ADS Holder has opted to own the ADSs directly by means of an ADS registered in such ADS Holder’s name.
The registration of the Shares in the name of the Depositary or the Custodian will, to the maximum extent permitted by applicable law, vest in the Depositary or the Custodian the record ownership in the applicable Shares with the beneficial ownership rights and interests in such Shares being at all times vested with the beneficial owners of the ADSs representing the applicable Shares. The Depositary or the Custodian will at all times be entitled to

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exercise the beneficial ownership rights in all corresponding deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
ADS Holders generally have the right to receive the distributions the Company makes on the corresponding securities deposited with the Custodian. Receipt of such distributions may be limited, however, by practical considerations and legal limitations. ADS Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as at the specified record date, after deduction of the applicable fees, taxes and expenses.
Distributions of Cash
Whenever the Company makes a cash distribution for the securities on deposit with the Custodian, the Company will deposit the funds with the Custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds received in a currency other than US dollars to be converted into US dollars and for the distribution of the US dollars to the holders of the applicable ADSs, subject to the laws and regulations of England and Wales.
The conversion into US dollars will take place only if practicable and if the US dollars are transferable to the United States. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the Custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by ADS Holders under the terms of the Deposit Agreement. The Depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the Depositary holds must be escheated (i.e., transferred) as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever the Company makes a free distribution of Shares for the securities on deposit with the Custodian, the Company will deposit the applicable number of Shares with the Custodian. Upon receipt of confirmation of such deposit, the Depositary will either distribute to the applicable holders new ADSs representing the Shares deposited, or modify the ADS-to-Shares ratio, in which case each ADS held will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-Shares ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by ADS Holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new Shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the US securities laws) or if it is not operationally practicable. If the Depositary does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever the Company intends to distribute rights to subscribe for additional Shares, the Company will give prior notice to the Depositary and will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to the applicable ADS Holders.
The Depositary will establish procedures to distribute rights to subscribe for additional ADSs to the applicable ADS Holders and to enable such ADS Holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to the applicable ADS Holders, and if the Company provides all of the documentation

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contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). The ADS Holders may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of their rights. The Depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Shares other than in the form of ADSs.
The Depositary will not distribute the rights to an ADS Holder if:
•the Group does not timely request that the rights be distributed to such ADS Holder, or the Group requests that the rights not be distributed to such ADS Holder;
•the Group fails to deliver satisfactory documents to the Depositary; or
•it is not reasonably practicable to distribute the rights.
The Depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to the applicable ADS Holders as in the case of a cash distribution. If the Depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever the Company intends to distribute a dividend payable at the election of Shareholders either in cash or in additional Shares, the Company will give prior notice thereof to the Depositary, and will indicate whether it wishes the elective distribution to be made available to ADS Holders. In such case, the Company will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.
The Depositary will make the election available to ADS Holders only if it is reasonably practicable to do so, and if the Group has provided all of the documentation contemplated in the Deposit Agreement. In such case, the Depositary will establish procedures to enable ADS Holders to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.
If the election is not made available to ADS Holders, ADS Holders will receive either cash or additional ADSs, depending on what a Shareholder in England and Wales would receive upon failing to make an election, as more fully described in the Deposit Agreement.
Other Distributions
Whenever the Group intends to distribute property other than cash, Shares or rights to subscribe for additional Shares, it will notify the Depositary in advance and will indicate whether it wishes such distribution to be made to ADS Holders. If so, the Group will assist the Depositary in determining whether such distribution to ADS Holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to ADS Holders, and if the Group provides to the Depositary all of the documentation contemplated in the Deposit Agreement, the Depositary will distribute the property to the applicable ADS Holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by ADS Holders under the terms of the Deposit Agreement. In order to pay such taxes and governmental charges, the Depositary may sell all or a portion of the property received.
The Depositary will not distribute the property to ADS Holders, and will instead sell the property, if:
•the Group does not request that the property be distributed to ADS Holders or if the Group requests that the property not be distributed to ADS Holders;
•the Group does not deliver satisfactory documents to the Depositary; or
•the Depositary determines that all or a portion of the distribution to an ADS Holder is not reasonably practicable.

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The proceeds of such a sale will be distributed to ADS Holders as in the case of a cash distribution.
Redemption
Whenever the Group decides to redeem any of the securities on deposit with the Custodian, the Group will notify the Depositary in advance. If it is practicable, and if the Group provides all of the documentation contemplated in the Deposit Agreement, the Depositary will provide notice of the redemption to the ADS Holders.
The Custodian will be instructed to surrender the Shares being redeemed against payment of the applicable redemption price. The Depositary will convert into US dollars, upon the terms of the Deposit Agreement, the redemption funds received in a currency other than US dollars and will establish procedures to enable ADS Holders to receive the net proceeds from the redemption upon surrender of their ADSs to the Depositary. ADS Holders may have to pay fees, expenses, taxes and other governmental charges upon the redemption of such ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the Depositary may determine after consultation with the Company.
Changes Affecting Shares
The Shares held on deposit for the ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets of the Company.
If any such change were to occur, the ADSs would, to the extent permitted by law and the Deposit Agreement, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The Depositary may in such circumstances deliver new ADSs, amend the Deposit Agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of existing ADSs for new ADSs, and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the Depositary may not lawfully distribute such property to an ADS Holder, the Depositary may sell such property and distribute the net proceeds to such ADS Holder as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Shares
On UK Admission, the Shares will be deposited by the Company with the Custodian. Upon receipt of confirmation of such deposit, the Depositary will issue ADSs to the relevant ADS Holders.
After UK Admission, the Depositary may create ADSs on behalf of ADS Holders if such ADS Holder or its broker deposits Shares with the Custodian. The Depositary will deliver these ADSs to the person indicated by the ADS Holder only after such ADS Holder pays any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the Custodian. The ability of ADS Holders to deposit Shares and receive ADSs may be limited by U.S. and English legal considerations applicable at the time of deposit.
The issuance of ADSs may be delayed until the Depositary or the Custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the Custodian. The Depositary will only issue ADSs in whole numbers.
When an ADS Holder makes a deposit of Shares, such ADS Holder will be responsible for transferring good and valid title to the Depositary. As such, each ADS Holder will be deemed to represent and warrant that:
•the Shares are duly authorised, validly issued, fully paid, non-assessable and legally obtained;
•all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised;
•the relevant ADS Holder is duly authorised to deposit the Shares;

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•the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the Deposit Agreement); and
•the Shares presented for deposit have not been stripped of any rights or entitlements.
If any of the representations or warranties are incorrect in any way, the Group and the Depositary may, at the relevant ADS Holder’s cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
Holders of ADRs will be entitled to transfer, combine or split up their ADRs and the ADSs evidenced thereby. For transfers of ADRs, the relevant holder of ADRs will have to surrender the ADRs to be transferred to the Depositary and also must:
•ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•provide such proof of identity and genuineness of signatures as the Depositary deems appropriate;
•provide any transfer stamps required by the State of New York or the United States; and
•pay all applicable fees, charges, expenses, taxes and other government charges payable by holders of ADRs pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.
In order to have ADRs either combined or split up, the relevant holder of ADRs must surrender the ADRs in question to the Depositary with a request to have them combined or split up, and must pay all applicable fees, charges and expenses payable by holders of ADRs, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.
Withdrawal of Shares upon Cancellation of ADSs
ADS Holders are entitled to present their ADSs to the Depositary for cancellation and then receive the corresponding number of underlying Shares at the Custodian’s offices. The ability to withdraw the Shares held in respect of the ADSs may be limited by U.S. and English law considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by the ADSs, the relevant ADS Holder will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares. The ADS Holder assumes the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the Deposit Agreement.
If an ADS Holder holds ADSs registered in their name, the Depositary may ask such ADS Holder to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel the ADSs. The withdrawal of the Shares represented by the ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. The ADS Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
ADS Holders have the right to withdraw the securities represented by the ADSs at any time except where:
•there are temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) the Shares are immobilised on account of a Shareholders’ meeting or a payment of dividends;
•obligations to pay fees, taxes and similar charges have not been discharged by the ADS Holder; or
•there are restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The Deposit Agreement may not be modified to impair the right of ADS Holders to withdraw the securities represented by the ADSs, except to comply with mandatory provisions of law.

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Voting Rights
ADS Holders generally have the right under the Deposit Agreement to instruct the Depositary to exercise the voting rights for the Shares represented by the ADSs. The voting rights of Shareholders are described in “Item 10. Additional Information—10.B. Articles of Association—Rights attaching to shares—Voting rights”.
At the Company’s request, the Depositary will distribute to ADS Holders any notice of Shareholders’ meeting received from the Company, together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the Depositary may, with the Company’s prior written consent, distribute to ADS Holders instructions on how to retrieve such materials upon request.
If the Depositary timely receives voting instructions from an ADS Holder, it will endeavour to vote the securities (in person or by proxy) represented by the ADS Holder’s ADSs as follows:
•In the event of voting by show of hands, the Depositary will vote (or cause the Custodian to vote) all Shares held on deposit at that time in accordance with the voting instructions received from a majority of ADS Holders who provide timely voting instructions.
•In the event of voting by poll, the Depositary will vote (or cause the Custodian to vote) the Shares held on deposit in accordance with the voting instructions received from the ADS Holders.
Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the Deposit Agreement). [If voting is by poll and the Depositary does not receive voting instructions from an ADS Holder in a timely manner, such ADS Holder will be treated as having instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Shares represented by the applicable ADSs; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (i) the Company does not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of ADS Holders may be adversely affected.] The ability of the Depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. The Group cannot provide assurance that ADS Holders will receive voting materials in time to enable them to return voting instructions to the Depositary in a timely manner.

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Fees and Charges
ADS Holders will be required to pay the following fees (some of which may be cumulative) under the terms of the Deposit Agreement:

Service	Fees

Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Shares, upon a change in the ADS(s)-to-Shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of Shares	Up to [●] per ADS issued
Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Shares ratio, ADS conversions, upon termination of the Deposit Agreement, or for any other reason)	Up to [●] per ADS cancelled
Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to [●] per ADS held
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to [●] per ADS held
Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to [●] per ADS held
ADS Services	Up to [●] per ADS held on the applicable record date(s) established by the Depositary
Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to [●] per ADS (or fraction thereof) transferred
Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored ADSs (e.g., upon termination of the Deposit Agreement)).
Up to [●] per ADS (or fraction thereof) converted
ADS Holders will also be responsible for paying certain charges (some of which may be cumulative) such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of Shares on the share register and applicable to transfers of Shares to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;
•certain SWIFT, cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the Depositary and/or service providers (which may be a division, branch or affiliate of the Depositary) in the conversion of foreign currency;
•the amounts payable to the Depositary by any party to the Deposit Agreement pursuant to any Ancillary Agreement to the Deposit Agreement in respect of the ADR programme, the ADSs and the ADRs;
•the reasonable and customary out-of-pocket expenses incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the Depositary, the Custodian or any nominee in connection with the ADR programme.

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ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the Depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s), and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the ADS Holders as at the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, ADS Holders as at the applicable ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to ADS Holders. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC, and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the ADS Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the Depositary fees, the Depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of its fees from any distribution to be made to the ADS Holder. Certain Depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges an ADS Holder may be required to pay may vary over time and may be changed by the Group and by the Depositary. ADS Holders will receive prior notice of such changes. The Depositary may reimburse the Group for certain expenses incurred by the Group in respect of the ADR programme, by making available a portion of the ADS fees charged in respect of the ADR programme or otherwise, upon such terms and conditions as the Group and the Depositary agree from time to time. Any failure by the Group to timely pay any fees, charges and reimbursements of the Depositary for which the Group is responsible pursuant to the Deposit Agreement, or any Ancillary Agreement between the Group and the Depositary, may suspend the obligation of the Depositary to provide the services contemplated in the Deposit Agreement at the Group’s expense (including services being made available to ADS Holders), and the Depositary will have no obligation to provide any such services made available at the Group’s expense (including services being made available to ADS Holders) unless and until the Group has made payment in full.
Amendments and Termination
The Group may agree with the Depositary to modify the Deposit Agreement at any time without the consent of the ADS Holders. The Group undertakes to give ADS Holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. The Group will not consider to be materially prejudicial to such substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges the ADS Holders are required to pay. In addition, the Group may not be able to provide ADS Holders with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
ADS Holders will be bound by the modifications to the Deposit Agreement if such ADS Holders continue to hold ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent an ADS Holder from withdrawing the Shares represented by their ADSs (except as permitted by law).
The Group has the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the Depositary

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must give notice to the ADS Holders at least 30 days before termination. Until termination, the rights of the ADS Holders under the Deposit Agreement will be unaffected.
After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until an ADS Holder requests the cancellation of their ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the applicable ADS Holders in a non-interest-bearing account. At that point, the Depositary will have no further obligations to ADS Holders other than to account for the funds then held for the applicable ADS Holders still outstanding (after deduction of applicable fees, taxes and expenses).
In connection with any termination of the Deposit Agreement, the Depositary may make available to ADS Holders a means to withdraw the Shares represented by ADSs and to direct the Depositary of such Shares into an unsponsored American depositary share programme established by the Depositary. The ability to receive unsponsored American depositary shares upon termination of the Deposit Agreement would be subject to limitations of the laws of England and Wales, satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.
Books of Depositary
The Depositary will maintain ADS Holder records at its depositary office. ADS Holders may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other ADS Holders in the interest of business matters relating to the ADSs and the Deposit Agreement.
The Depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
The Deposit Agreement limits the Group’s obligations and the Depositary’s obligations to ADS Holders, including the following:
•the Group and the Depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith;
•the Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement;
•the Depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to an ADS Holder on the Company’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any financial transaction entered into by any person in respect of the ADSs or any deposited property, for any tax consequences that result from the ownership of, or any transaction involving, ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of the Company’s notices or for the Company’s failure to give notice.
•the Group and the Depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement;
•the Group and the Depositary disclaim any liability if the Group or the Depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of the Articles of Association or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond the Group’s control;

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•the Group and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in the Articles of Association or in any provisions of or governing the securities on deposit;
•The Group and the Depositary disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any ADS Holder or authorised representatives thereof, or any other person believed by either of the Group or the Depositary in good faith to be competent to give such advice or information;
•the Group and the Depositary disclaim liability for the inability by an ADS Holder to benefit from any distribution, offering, right or other benefit that is made available to Shareholders but that is not, under the terms of the Deposit Agreement, made available to ADS Holders;
•the Group and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;
•the Group and the Depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement;
•no disclaimer of any Securities Act liability is intended by any provision of the Deposit Agreement;
•nothing in the Deposit Agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among the Group, the Depositary and ADS Holders; and
•nothing in the Deposit Agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to the Group or the ADS Holders have interests, and nothing in the Deposit Agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to the Group or to the ADS Holders, or to account for any payment received as part of those transactions.
As the above limitations relate to the Company’s obligations and the Depositary’s obligations to ADS Holders under the Deposit Agreement, the Group believes that such limitations would be likely to continue to apply to ADS Holders who withdraw Shares from the ADS facility with respect to obligations or liabilities incurred under the Deposit Agreement before the cancellation of the ADSs and the withdrawal of the Shares, and such limitations would most likely not apply to ADS Holders who withdraw the Shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the Shares, and not under the Deposit Agreement.
In any event, ADS Holders will not be deemed, by agreeing to the terms of the Deposit Agreement, to have waived the Group’s or the Depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS Holders cannot waive the Group’s or the Depositary’s compliance with US federal securities laws and the rules and regulations promulgated thereunder.
Taxes
ADS Holders will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. The Group, the Depositary and the Custodian may deduct from any distribution the taxes and governmental charges payable by ADS Holders, and may sell any and all property on deposit to pay the taxes and governmental charges payable by ADS Holders. ADS Holders will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The Depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable ADS Holder. The Depositary and the Custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on behalf of an ADS Holder. However, such ADS Holder may be required to provide to the Depositary and to the Custodian proof of taxpayer status and residence, and such other information as the Depositary and the Custodian

Confidential Treatment Requested by DS Smith Limited
may require to fulfil legal obligations. Each ADS Holder is required to indemnify the Group, the Depositary and the Custodian for any claims with respect to taxes based on any tax benefit obtained for such ADS Holder.
Foreign Currency Conversion
The Depositary will arrange for the conversion of all foreign currency received into US dollars if such conversion is practical, and it will distribute the US dollars in accordance with the terms of the Deposit Agreement. ADS Holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the Depositary may take the following actions in its discretion:
•convert the foreign currency, to the extent practical and lawful, and distribute the US dollars to the applicable ADS Holders for whom the conversion and distribution is lawful and practical;
•distribute the foreign currency to the applicable ADS Holders for whom the distribution is lawful and practical; and
•hold the foreign currency (without liability for interest) for the applicable ADS Holders.
Governing Law/Waiver of Jury Trial
The Deposit Agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of Shareholders (including holders of Shares represented by ADSs) are governed by the laws of England and Wales.
ADS Holders irrevocably agree that any legal action arising out of the Deposit Agreement, the ADSs or the ADRs, including, without limitation, claims under the Securities Act and the Exchange Act, involving the Company or the Depositary, may only be instituted in a state or federal court in the city of New York. To the extent that any claims may be based upon federal securities law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. ADS Holders will not be deemed to have waived the Company or the Depositary’s compliance with the US federal securities laws and the regulations promulgated thereunder. In fact, ADS Holders cannot waive the Company or the Depositary’s compliance with US federal securities laws and the rules and regulations promulgated thereunder.
AS A PARTY TO THE DEPOSIT AGREEMENT, EACH ADS HOLDER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, SUCH ADS HOLDER’S RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST THE GROUP AND/OR THE DEPOSITARY.
The Deposit Agreement provides that, to the extent permitted by law, ADS Holders waive the right to a jury trial of any claim they may have against the Company or the Depositary arising out of or relating to the Shares, the ADSs or the Deposit Agreement, including any claim under US federal securities laws. If the Group or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, the ADS Holder will not be deemed, by agreeing to the terms of the Deposit Agreement, to have waived the Company’s or the Depositary’s compliance with US federal securities laws and the rules and regulations promulgated thereunder.

Confidential Treatment Requested by DS Smith Limited
Part II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Not applicable.
ITEM 16.    [RESERVED]
16.A.             AUDIT COMMITTEE FINANCIAL EXPERT
Not applicable.
16.B.             CODE OF ETHICS
Not applicable.
16.C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES
Not applicable.
16.D.             EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
16.E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not applicable.
16.F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On 15 December 2025, the Company dismissed Ernst & Young as its external auditor with the approval of the Board. At this date, the Board also approved the appointment of Deloitte as the Company’s external auditor.
EY was reengaged to audit the combined financial statements of the Group as of and for the years ended 30 April 2023, 2024 and 2025 in accordance with PCAOB standards on [●], 20[●].
EY’s audit report on the financial statements of the Company as of and for the years ended 30 April 2025 and 30 April 2024 contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.
During FY24, FY25 and in the subsequent interim period through to the date of dismissal, there were (i) no “disagreements” (as that term is used in Item 16F(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with the audit reports it issued during such period, and (ii) no “reportable events”, as that term is described in Item 16F(a)(1)(v) and the related instructions.

Confidential Treatment Requested by DS Smith Limited
[The Group has provided EY with a copy of the foregoing disclosure and has requested that EY furnish the Group with a letter addressed to the SEC stating whether EY agrees with the statements contained herein and, if not, stating the respects in which they do not agree. A copy of EY’s letter, dated August 21, 2026, is included as Exhibit 16.[1] to this registration statement.]
During FY24, FY25 and in the subsequent interim period through the date of appointment, neither the Group, nor anyone acting on the Group’s behalf, consulted with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Group’s financial statements, or (ii) any other matter that was the subject of a “disagreement” as that term is used in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a “reportable event” as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.
16.G.             CORPORATE GOVERNANCE
Not applicable.
16.H.             MINE SAFETY DISCLOSURE
Not applicable.
16.I.             DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
16.J.             INSIDER TRADING POLICIES
Not applicable.
16.K.             CYBERSECURITY
Not applicable.

Confidential Treatment Requested by DS Smith Limited
Part III
ITEM 17.    FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of responding to this item.
ITEM 18.    FINANCIAL STATEMENTS
See the Combined Financial Statements beginning on page F-1 .
ITEM 19.    EXHIBITS
The following documents have been filed as exhibits to this registration statement.

Exhibit No.	Description

1.1	[Form of Articles of Association] *

2.1	Form of Deposit Agreement between Citibank, N.A. and the Company*

Form of American Depositary Receipt representing American Depositary Shares representing ordinary shares of the Registrant (included in Exhibit 2.1)*

4.1	[Form of Separation and Distribution Agreement between the Company, [●] and International Paper]*

4.2	[Form of the Transition Services Agreement between the Company and International Paper]*

4.3	[Form of the Employee Matters Agreement between the Company and International Paper]*

4.4	[Form of the Registration Rights Agreement between the Company and International Paper]*

4.5	[Form of the Relationship Agreement between the Company and International Paper]*

4.6	[Form of the Tax Matters Agreement between the Company and International Paper]*

4.7	[Form of the Intellectual Property Rights Matters Agreement between the Company and International Paper]*

4.8	[Form of Containerboard Supply Agreement by and between the Company and International Paper]*

8.1	List of Subsidiaries*

15.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm*

15.2	Consent of Deloitte LLP, Independent Registered Public Accounting Firm*

16.1	[Letter from Ernst & Young LLP to the Securities and Exchange Commission, pertaining to the change in independent public accounting firm]*
__________________
*To be filed by amendment.

Confidential Treatment Requested by DS Smith Limited
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this registration statement on its behalf.

By:
	Name:	[●]
	Title:	[●]
Date: [●]

Confidential Treatment Requested by DS Smith Limited

Confidential Treatment Requested by DS Smith Limited
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of International Paper Company
Opinion on the Financial Statements
We have audited the accompanying combined statements of financial position of EMEA Packaging Business of International Paper Company (the “Group”) as of 30 April 2025, 2024 and 2023, the related combined income statements, the combined statements of comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended 30 April 2025, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group at 30 April 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 30 April 2025, in conformity with UK adopted international accounting standards and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”).
Basis for Opinion
These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Confidential Treatment Requested by DS Smith Limited

Uncertain Tax Positions
Description of the Matter	As described in Note 6 to the combined financial statements, the Group operates in a complex, multinational tax environment and is subject to uncertain tax positions and changes in legislation in the jurisdictions in which it operates. As of 30 April 2025, the Group has recognised total provisions for uncertain tax positions of €117 million. The Group’s uncertain tax positions principally include pricing of cross-border transactions and specific transaction-related tax risks. The Group uses significant judgment in (i) determining whether the assessment of tax positions taken in various jurisdictions are more-likely-than-not to be sustained based on applicable tax law and (ii) estimating the value of the provision for uncertain tax positions to be recognised.
Auditing the Group’s uncertain tax positions was complex because the recognition and measurement is judgemental and the valuation of the provision is subjective due to the range of possible outcomes in the valuation.
How We Addressed the Matter in Our Audit	To test the provision of uncertain tax positions, we performed audit procedures with the assistance of our tax subject matter professionals with specialised knowledge and experience. Our procedures, included, among others, inspecting correspondence with tax authorities and evaluating the Group's tax positions including the judgments and interpretation of applicable tax laws, specifically those related to transfer pricing matters and transaction-related laws.
To test management’s estimated value of the provision for uncertain tax positions, we independently developed a range of possible outcomes for significant tax exposures and compared them to management's provision of uncertain tax positions. In addition, we evaluated the Group’s disclosure in relation to these matters included in Note 6 to the financial statements.
Valuation of Goodwill
Description of the Matter	As of 30 April 2025, the Group’s goodwill balance was €1,889 million. As discussed in Note 1 and Note 9 to the combined financial statements, goodwill is tested at least annually for impairment and more frequently when indicators of impairment are identified. The Group evaluates the recoverability of goodwill by comparing the carrying amount of each cash generating unit to its estimated recoverable amount.
Auditing the Group’s recoverability of goodwill was complex due to a higher degree of subjectivity and judgment used by management in determining certain assumptions, in particular, cash flow forecasts, including sales volume and price assumptions, discount rates and long-term growth rates.
How We Addressed the Matter in Our Audit	To test the valuation of goodwill, our audit procedures included, among others, evaluating the forecasted cash flows by comparing the underlying assumptions used by management, such as sales volume and price, to market prices, approved budgets and business plans.
We assessed the historical accuracy of these estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the recoverable amount of the cash generating units that would result from changes in the assumptions. With the assistance of our valuation specialists, we assessed the reasonableness of key valuation assumptions, such as discount rates and long-term growth rates, as well as the discounted cash flow methodology. We also assessed subsequent events that provide contrary evidence on the significant assumptions used in the valuation.
In addition, we evaluated the adequacy of the related financial statement disclosures.
/s/ Ernst & Young LLP
We have served as the Group’s auditor from 2022 to 2026.
London, United Kingdom
25 August 2026

Confidential Treatment Requested by DS Smith Limited
Report of Independent Registered Public Accounting Firm
To the shareholders and the Board of Directors of EMEA Packaging Business
Opinion on the Financial Statements
We have audited the accompanying Combined Statement of Financial Position of EMEA Packaging Business (the “Group”) as of 31 December 2025, the related Combined Income Statement and Combined Statements of Comprehensive Income/(Loss), Changes in Equity, and Cash Flows, for the eight-month period ended 31 December 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2025, and the results of its operations and its cash flows for the eight-month period ended 31 December 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Sale of North America Paper and Packaging (NAPP) – Refer to Note 1 and 7
Critical Audit Matter Description
The DS Smith North America Paper and Packaging business was sold to International Paper Company in July 2025 for €1,835 million, resulting in a gain from sale amounting to €592 million. This transaction was a related-party transaction between entities under common control. The related party transaction increased the subjectivity and judgement in determining that the underlying assumptions included within the valuation of the business were reflective of market participant conditions, and the discount rate used was particularly sensitive in the valuation. These factors resulted in a high degree of auditor judgement and increased extent of audit effort, including the need to involve fair valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the sale of NAPP included the following, among others:

Confidential Treatment Requested by DS Smith Limited
•With the assistance of our fair valuation specialists, we evaluated the reasonableness of the discount rate by:
–Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation; and
–Developing a range of independent estimates and comparing those to the discount rate selected by management.
•We evaluated management’s assessment that the consideration for the sale of NAPP was reflective of an arm’s length transaction between two market participants by comparing management’s assumptions to external data sources.
Impairment of Goodwill for Northern Europe CGU — Refer to Note 1 and 9
Critical Audit Matter Description
The Group carried out an impairment assessment, in line with requirements of IAS 36, of its Northern Europe CGU which includes goodwill amounting to €267 million as of 31 December 2025. The Group’s evaluation of impairment involved the comparison of the recoverable amount of the CGU to its carrying value. The Group concluded that its regions (Northern Europe, Southern Europe and Eastern Europe) represent its CGUs and goodwill is allocated to these CGUs for impairment testing.
The Group used a discounted cash flow model to estimate the recoverable amount of the CGU through value in use (VIU) for the Northern Europe CGU. The carrying value of Northern Europe CGU exceeded its recoverable amount as of the measurement date and, therefore, an impairment of €204 million was recognised. Due to the amount of the impairment recorded and the inherent complexity and subjectivity underpinning the determination of VIU, specifically in relation to EBITDA forecasts and discount rates used, a high degree of auditor judgement and increased extent of audit effort was required, including the need to involve fair valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to Impairment of Goodwill for the Northern Europe CGU included the following, among others:
•We evaluated management’s ability to forecast EBITDA is accurate by comparing actual results to management’s historical forecasts.
•We tested the mechanical accuracy of the impairment model with the assistance of our fair valuation specialists and analytical tools.
•We evaluated the reasonableness of management’s forecast by comparison to:
–Internal communications to management and the Board of Directors; and
–Forecast information included in industry reports, including those for the Group and peer companies.
•With the assistance of our fair valuation specialists, we evaluated the reasonableness of (1) the valuation methodology and (2) the discount rate by:
–Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation; and
–Developing a range of independent estimates and comparing those to the discount rate selected by management.
/s/ Deloitte LLP
London, United Kingdom
25 August 2026
We have served as the Group’s auditor since 2026.

Confidential Treatment Requested by DS Smith Limited
Combined Income Statement

		For the 8 months ended	For the year ended 30 April
Continuing operations	Notes	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Revenue	2, 28	5,241	7,467	7,243	8,684
Operating costs	3	(5,586)	(7,419)	(6,515)	(7,910)
Operating (loss)/profit	3	(345)	48	728	774
Finance income	4	14	11	15	2
Finance costs	4	(109)	(173)	(134)	(87)
Share of profit of equity accounted investments, net of tax		1	—	—	1
(Loss)/profit before income tax		(439)	(114)	609	690
Income tax benefit/(expense)	6	37	(41)	(165)	(174)
(Loss)/profit for the period from continuing operations		(402)	(155)	444	516
Discontinued operations
Profit for the period from discontinued operations, net of tax	7	589	17	18	15
Profit/(loss) for the period		187	(138)	462	531

Profit/(loss) for the period attributable to:
Invested capital		187	(138)	462	530
Non-controlling interests		—	—	—	1
The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by DS Smith Limited
Combined Statement of Comprehensive Income/(Loss)

		For the 8 months ended 31 December 2025 €m	For the year ended 30 April
	Notes		2025 €m	2024 €m	2023 €m
Profit/(loss)		187	(138)	462	531
Items which will not be reclassified subsequently to profit or loss
Actuarial gain/(loss) on employee benefits	22	10	(4)	(2)	13
Income tax (expense)/benefit on items which will not be reclassified subsequently to profit or loss	6	(3)	1	1	(2)
Items which may be reclassified subsequently to profit or loss
Foreign currency translation differences		(65)	(83)	(32)	(10)
Reclassification to income statement on asset write-down		—	—	—	(3)
Reclassification from translation reserve to income statement arising on divestment		16	—	—	—
Cash flow hedges - fair value changes		31	61	(273)	(92)
Reclassification from cash flow hedge reserve to income statement	19(c)	(41)	(22)	30	(653)
Movement in net investment hedge		(89)	9	48	(84)
Income tax (expense)/benefit on items which may be reclassified subsequently to profit or loss	6	27	(7)	50	172
Other comprehensive income/(expense), net of tax		(114)	(45)	(178)	(659)
Total comprehensive income/(expense)		73	(183)	284	(128)
Total comprehensive income/(expense) attributable to:
Invested capital		73	(183)	284	(129)
Non-controlling interests		—	—	—	1
The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by DS Smith Limited
Combined Statement of Financial Position

		As at 31 December 2025 €m	As at 30 April			As at 1 May 2022 (Unaudited) €m
	Notes		2025 €m	2024 €m	2023 €m

Assets
Non-current assets
Intangible assets	9	2,143	2,388	3,268	3,326	3,448
Biological assets		4	6	13	13	12
Property, plant and equipment	10	4,696	4,746	4,379	4,007	3,728
Right-of-use assets	11	262	270	272	243	234
Equity accounted investments	12	14	13	20	19	20
Other investments	13	6	12	20	21	19
Employee defined benefit plan surplus	22	97	83	58	27	—
Deferred tax assets	20	123	41	37	26	9
Other receivables	15	23	15	4	1	—
Derivative financial instruments	19	11	20	14	185	583
Note receivable – International Paper	28	127	210	—	—	—
Total non-current assets		7,506	7,804	8,085	7,868	8,053
Current assets
Intangible assets		7	1	15	—	41
Inventories	14	664	665	529	525	640
Biological assets		—	—	6	7	9
Income tax receivable		1	39	43	27	38
Trade and other receivables	15	1,736	1,874	1,558	1,648	1,738
Cash and cash equivalents	17	456	423	562	529	976
Derivative financial instruments	19	28	36	70	152	320
Due from International Paper	28	4	12	—	—	—
Note receivable – International Paper	28	1,846	73	—	—	—
Assets held for sale	7	6	1,422	—	—	—
Total current assets		4,748	4,545	2,783	2,888	3,762
Total assets		12,254	12,349	10,868	10,756	11,815
Liabilities
Non-current liabilities
Borrowings	18	(2,878)	(3,442)	(2,387)	(1,979)	(1,658)
Employee defined benefit plan liability	22	(104)	(113)	(95)	(89)	(101)
Other payables	16	(40)	(32)	(35)	(40)	(44)
Provisions	21	(88)	(74)	(62)	(111)	(53)
Lease liabilities	11	(187)	(198)	(189)	(174)	(167)
Deferred tax liabilities	20	(171)	(208)	(246)	(292)	(470)

Confidential Treatment Requested by DS Smith Limited

		As at 31 December 2025 €m	As at 30 April			As at 1 May 2022 (Unaudited) €m
	Notes		2025 €m	2024 €m	2023 €m
Derivative financial instruments	19	(18)	(21)	(79)	(54)	(27)
Note payable – International Paper	28	—	(16)	—	—	—
Non-current liabilities		(3,486)	(4,104)	(3,093)	(2,739)	(2,520)
Current liabilities
Bank overdrafts	17	(213)	(102)	(104)	(118)	(87)
Borrowings	18	(708)	(107)	(465)	(84)	(812)
Trade and other payables	16	(1,931)	(2,224)	(2,146)	(2,580)	(2,983)
Income tax liabilities		(106)	(115)	(157)	(187)	(168)
Provisions	21	(209)	(89)	(105)	(58)	(85)
Lease liabilities	11	(89)	(88)	(87)	(80)	(75)
Derivative financial instruments	19	(54)	(77)	(130)	(324)	(50)
Due to International Paper	28	(38)	(69)	—	—	—
Note payable – International Paper	28	(50)	(462)	—	—	—
Liabilities held for sale	7	—	(146)	—	—	—
Total current liabilities		(3,398)	(3,479)	(3,194)	(3,431)	(4,260)
Total liabilities		(6,884)	(7,583)	(6,287)	(6,170)	(6,780)
Equity
Invested capital		(5,859)	(5,134)	(4,907)	(4,731)	(4,514)
Hedging reserves		36	23	56	(139)	(712)
Translation reserve		456	348	273	291	197
Non-controlling interests		(3)	(3)	(3)	(7)	(6)
Total equity		(5,370)	(4,766)	(4,581)	(4,586)	(5,035)
Total liabilities and equity		(12,254)	(12,349)	(10,868)	(10,756)	(11,815)
The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by DS Smith Limited
Combined Statement of Changes in Equity

	Notes	Invested capital €m	Hedging reserve €m	Translation reserve €m	Total Equity attributable to Invested capital €m	Non-controlling interests €m	Total equity €m
At 1 May 2022 (unaudited)		4,514	712	(197)	5,029	6	5,035
Profit for the period		530	—	—	530	1	531
Actuarial gain on employee benefits	22	13	—	—	13	—	13
Reclassification to income statement on asset write-down		(3)	—	—	(3)	—	(3)
Foreign currency translation differences		—	—	(10)	(10)	—	(10)
Cash flow hedges fair value changes		—	(92)	—	(92)	—	(92)
Reclassification from cash flow hedge reserve to income statement		—	(653)	—	(653)	—	(653)
Movement in net investment hedge		—	—	(84)	(84)	—	(84)
Income tax on other comprehensive income		(2)	172	—	170	—	170
Total comprehensive (expense)/income		538	(573)	(94)	(129)	1	(128)
Net changes in invested capital	28	(321)	—	—	(321)	—	(321)
At 30 April 2023		4,731	139	(291)	4,579	7	4,586
Profit for the period		462	—	—	462	—	462
Actuarial loss on employee benefits	22	(2)	—	—	(2)	—	(2)
Foreign currency translation differences		—	—	(32)	(32)	—	(32)
Cash flow hedges fair value changes		—	(273)	—	(273)	—	(273)
Reclassification from cash flow hedge reserve to income statement	19(c)	—	30	—	30	—	30
Movement in net investment hedge		—	—	48	48	—	48
Income tax on other comprehensive income		1	48	2	51	—	51
Total comprehensive income/(expense)		461	(195)	18	284	—	284
Net changes in invested capital	28	(285)	—	—	(285)	(4)	(289)
At 30 April 2024		4,907	(56)	(273)	4,578	3	4,581
Loss for the period		(138)	—	—	(138)	—	(138)
Actuarial loss on employee benefits	22	(4)	—	—	(4)	—	(4)
Foreign currency translation differences		—	—	(83)	(83)	—	(83)
Cash flow hedges fair value changes		—	61	—	61	—	61
Reclassification from cash flow hedge reserve to income statement	19(c)	—	(22)	—	(22)	—	(22)
Movement in net investment hedge		—	—	9	9	—	9

Confidential Treatment Requested by DS Smith Limited

	Notes	Invested capital €m	Hedging reserve €m	Translation reserve €m	Total Equity attributable to Invested capital €m	Non-controlling interests €m	Total equity €m
Income tax on other comprehensive income		1	(6)	(1)	(6)	—	(6)
Total comprehensive income/(expense)		(141)	33	(75)	(183)	—	(183)
Contribution from International Paper	27	692	—	—	692	—	692
Other changes in invested capital		(324)	—	—	(324)	—	(324)
Net changes in invested capital	28	368	—	—	368	—	368
At 30 April 2025		5,134	(23)	(348)	4,763	3	4,766
Profit for the period		187	—	—	187	—	187
Actuarial gain on employee benefits	22	10	—	—	10	—	10
Foreign currency translation differences		—	—	(65)	(65)	—	(65)
Cash flow hedges fair value changes		—	31	—	31	—	31
Reclassification from cash flow hedge reserve to income statement	19(c)	—	(41)	—	(41)	—	(41)
Reclassification from translation reserve to income statement arising on divestment		—	—	16	16	—	16
Movement in net investment hedge		—	—	(89)	(89)	—	(89)
Income tax on other comprehensive income		(3)	(3)	30	24	—	24
Total comprehensive income/(expense)		194	(13)	(108)	73	—	73
Net changes in invested capital	28	531	—	—	531	—	531
At 31 December 2025		5,859	(36)	(456)	5,367	3	5,370
The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by DS Smith Limited
Combined Statement of Cash Flows

		For the 8 months ended	For the year ended 30 April
	Notes	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Operating activities
Cash generated from continuing operations	24	339	230	575	1,158
Interest received		14	11	15	2
Interest paid		(145)	(170)	(91)	(86)
Tax paid		(31)	(118)	(194)	(145)
Cash flow from operating activities - continuing operations		177	(47)	305	929
Cash flow from operating activities - discontinued operations		3	11	57	56
Net cash flow from operating activities		180	(36)	362	985
Investing activities
Acquisition of businesses, net of cash and cash equivalents	26	—	(12)	(130)	—
Divestment of equity accounted investment	26	—	—	6	—
Capital expenditure		(377)	(551)	(583)	(587)
Proceeds from sale of property, plant and equipment and intangible assets		4	17	48	22
Issuance of related party notes to International Paper		(9)	(45)	—	—
Collection on related party notes to International Paper		47	57	—	—
Net (issuance)/collection on short-term related party notes to International Paper from cash pooling activities		28	1	—	—
Cash inflows/(outflows) from restricted cash and other deposits		6	—	—	(2)
Other investing activities		—	1	—	—
Cash flow from investing activities - continuing operations		(301)	(532)	(659)	(567)
Cash flow from investing activities - discontinued operations		(22)	30	(50)	(38)
Net cash flow from investing activities		(323)	(502)	(709)	(605)
Financing activities
Repayment of borrowings		(40)	(468)	(369)	(782)
Proceeds from borrowings		1	200	1,491	47
Proceeds/(payments) from revolving credit facilities		105	959	(346)	336
Proceeds/(payments) from derivative financial instruments		—	4	—	16
Repayment of principal on lease liabilities		(59)	(83)	(81)	(116)
Repayment of related party notes due to International Paper		(34)	(103)	—	—
Proceeds from related party notes due to International Paper		30	4	—	—

Confidential Treatment Requested by DS Smith Limited

		For the 8 months ended	For the year ended 30 April
	Notes	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Net proceeds/(payments) on short-term related party notes due to International Paper from cash pooling activities		(6)	(2)	—	—
Contribution from International Paper	27	—	247	—	—
Net changes in invested capital	28	65	(347)	(279)	(328)
Other financing activities		—	—	(6)	(5)
Cash flow from financing activities - continuing operations		62	411	410	(832)
Cash flow from financing activities - discontinued operations		—	(8)	(10)	—
Net cash flow from financing activities		62	403	400	(832)
Net (decrease)/increase in cash and cash equivalents		(81)	(135)	53	(452)

Cash and cash equivalents at beginning of the period		325	458	411	889
Exchange gains/(losses) on cash and cash equivalents		(1)	2	(6)	(26)
Cash and cash equivalents at end of the period		243	325	458	411
The accompanying notes are an integral part of these combined financial statements.

Confidential Treatment Requested by DS Smith Limited
Notes to the Combined Financial Statements
1. Basis of preparation, accounting policies, accounting estimates and judgements
Description of the Business
DS Smith plc (“DS Smith”) was a leading provider of sustainable packaging solutions listed on the London Stock Exchange (“LSE”), with significant operations across Europe, the Middle East and Africa (“EMEA”) and North America. DS Smith offered innovative, fibre-based corrugated packaging, integrated recycling services and sustainable paper products in more than 30 countries.
On 31 January 2025, International Paper Company (“International Paper”) completed its acquisition of DS Smith on the terms of a recommended all-share combination. DS Smith was delisted from the LSE and re-registered as DS Smith Limited, a private limited company. In December 2025, DS Smith Limited changed its financial year end from 30 April to 31 December to align with International Paper’s reporting calendar.
On 29 January 2026, International Paper announced its intention to separate its EMEA Packaging Business by way of a demerger and that the EMEA Packaging Business would seek listings on the LSE and the New York Stock Exchange (“NYSE”). Following the restructuring of the International Paper group, which is planned to occur during the second half of 2026, the parent entity of the EMEA Packaging Business will be DS Smith Limited. DS Smith Limited intends to convert to a public limited company (“plc”) in the fourth quarter of 2026.
The EMEA Packaging Business represents the combination of the legacy DS Smith EMEA entities and the International Paper EMEA entities, which have been under common control of International Paper since 31 January 2025. The EMEA Packaging Business operates across EMEA, providing corrugated packaging solutions. Historically, DS Smith also operated significant packaging and paper operations in North America. On 29 July 2025, DS Smith transferred its North American paper and packaging operations to International Paper. The results of the North American operations are presented as discontinued operations within these combined financial statements for all periods up to the date of disposal (see Note 7).
The proposed demerger of the EMEA Packaging Business from International Paper is referred to as (the “Transaction”) throughout the combined financial statements.
In connection with the Transaction, International Paper will undertake a reorganisation of its group, following which shares in DS Smith Limited, the future parent company of the EMEA Packaging Business, are expected to be distributed to International Paper shareholders. International Paper is expected to retain a minority interest in DS Smith Limited. Following completion of the Transaction, the EMEA Packaging Business will operate independently from the International Paper group. The combined financial statements have been prepared in the context of the proposed demerger and separate listing of the EMEA Packaging Business.
(a)Basis of preparation
These financial statements have been prepared on a combined basis and on a going concern basis for the three years ended 30 April 2025, 30 April 2024, 30 April 2023 and the 8 months ended 31 December 2025. The unaudited opening combined balance sheet as at 1 May 2022 has also been presented. These financial statements represent the financial position, results of operations and cash flow of the EMEA Packaging Business on a standalone basis, for inclusion in the registration statement on Form 20-F of the EMEA Packaging Business on the basis of the accounting policies set out below. The combined financial statements have been prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards (“IFRS® Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).
Although many of the individual legal entities comprising the EMEA Packaging Business have historically prepared financial statements under IFRS Accounting Standards, the EMEA Packaging Business as a combined reporting entity has not previously prepared financial statements. Accordingly, IFRS 1 – First-time Adoption of IFRS (“IFRS 1”) has been applied as the combined entity is itself a first-time adopter. No reconciliation to previously reported numbers is provided because the EMEA Packaging Business did not prepare previous financial

Confidential Treatment Requested by DS Smith Limited
statements. IFRS 1 sets out the procedures that an entity must follow when it adopts IFRS Accounting Standards for the first time as the basis for preparing its financial statements.
The entities that comprise the EMEA Packaging Business that have previously reported under IFRS Accounting Standards comprise the entities within the DS Smith group and the I.P. Container Holdings (Spain), S.L group. The assets and liabilities of these entities are included in the combined financial statements at the same carrying amounts previously reported under IFRS Accounting Standards, subject to adjustments to eliminate intercompany balances and transactions, retrospective application of change in accounting policies, and corrections as described below.
Unless otherwise stated, the EMEA Packaging Business has not elected to apply any exemptions available under IFRS 1. The EMEA Packaging Business has applied the mandatory exceptions required by IFRS 1, which did not have a material impact.
The accounting policies have been applied consistently in preparing the combined financial statements for all periods presented, except as otherwise described. These accounting policies reflect the policies selected by management, including policies aligned with International Paper where applicable which differ from historical statutory IFRS Accounting Standards financial statements for certain legal entities.
DS Smith Limited, which forms part of the EMEA Packaging Business, previously prepared consolidated financial statements under IFRS Accounting Standards applying accounting policies adopted by DS Smith Limited. Certain accounting policies and presentation approaches applied in these combined financial statements for the EMEA Packaging Business differ from those previously applied in the DS Smith Limited statutory consolidated financial statements, including the corrections and changes to accounting policies.
The principal areas of change relate to: revenue recognition for customised goods, recognition of asset retirement obligation provisions and accounting for carbon emission provisions. The impact of these differences at 1 May 2022 (unaudited) was an increase in net assets of €3.8 million in the combined financial statements compared to the DS Smith Limited consolidated financial statements at that date.
Refer to disclosure in “Note 1(b). Key sources of estimation uncertainty and critical accounting judgements”, “Note 15. Trade and other receivables” and “Note 21. Provisions” for accounting applied by the EMEA Packaging Business.
Where entities within the EMEA Packaging Business perimeter previously reported under US GAAP or another basis of accounting, appropriate adjustments have been made so that their financial information is presented in accordance with IFRS Accounting Standards and the accounting policies applied in these combined financial statements.
The combined financial statements have been prepared as a combination of the financial statements and accounting records of the entities that comprise the EMEA Packaging Business with allocations from International Paper of direct costs and indirect costs attributable to the operations of the EMEA Packaging Business, during the period of ownership by International Paper. Except for the allocation of direct and indirect costs, the combined financial statements have not been derived from International Paper’s consolidated financial statements and therefore do not include acquisition accounting adjustments, including goodwill recognised by International Paper on its acquisition of the entities comprising the EMEA Packaging Business.
The combined financial statements do not necessarily reflect the EMEA Packaging Business’ financial position, results of operations or cash flows had the EMEA Packaging Business been a separate group, or the future results of the EMEA Packaging Business as it will exist upon completion of the Transaction, given it has not operated as a combined business historically. The combined statement of cash flows have been prepared using the indirect method, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows. Refer to Note 24 for further detail on the preparation of the cash flow statements.
The following paragraphs include a description of the Basis of Preparation principles and how estimates, judgements, and assumptions have been applied for the purpose of preparing the combined financial statements.

Confidential Treatment Requested by DS Smith Limited
These estimates, judgements, and assumptions are separate from the critical accounting estimates and judgements, which relate to the transactions recorded in the books and records. See “Note 1(b). Key sources of estimation uncertainty and critical accounting judgements” below for additional information.
i. Reporting entity and transaction perimeter
The EMEA Packaging Business meets the definition of a reporting entity as a group of entities that are under common control of International Paper and, during the period of common ownership, will be legally bound together through a reorganisation in anticipation of listing. In line with the guidance in the IFRS Accounting Standards Conceptual Framework, the Combined Financial Statements are referred to as combined, rather than consolidated, as the EMEA Packaging Business includes entities that are not yet linked by a parent-subsidiary relationship.
DS Smith - included for all reporting periods presented
DS Smith is considered to be the accounting acquirer (or predecessor) to the Transaction, as its historical results best reflect the EMEA Packaging Business’s ongoing business. Although the Transaction is a demerger of the EMEA Packaging Business from International Paper, the DS Smith EMEA entities represent a substantial portion, both in terms of relative size and relative fair value, of the EMEA Packaging Business. Accordingly, the DS Smith entities are therefore included in the combined financial statements from the start of the first reporting period from 1 May 2022 (unaudited) and for all subsequent reporting periods presented.
International Paper EMEA entities - included from date under common control
The EMEA Packaging Business has elected to apply predecessor accounting using the retrospective presentation method for all common control acquisitions reflected in the combined financial statements. Under predecessor accounting, the combining entities’ results are incorporated from the later of (i) the start of the earliest period presented, or (ii) the date on which they first came under common control.
IFRS Accounting Standards do not specifically prescribe the accounting for business combinations under common control, therefore management has developed an accounting policy based upon IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) to include entities acquired under common control from the date common control is established. As the International Paper EMEA entities, included in the Transaction perimeter, first came under common control with DS Smith on 31 January 2025 (the date of International Paper’s acquisition of DS Smith), their results are included from that date. This election has been made in accordance with IAS 8, which requires management to develop and apply an accounting policy that results in information that is relevant to users’ decision-making needs and is reliable, in the absence of a specific IFRS Accounting Standards governing business combinations under common control.
Prior to 31 January 2025, International Paper EMEA entities are not included in the EMEA Packaging Business reporting entity and are not reported in the combined financial statements. Under the predecessor accounting method elected, the assets and liabilities of entities acquired under common control are recognised at their existing carrying amounts (the carry over basis), without fair value remeasurement, and no new goodwill arises on combination.
Businesses excluded from transaction perimeter
The EMEA Packaging Business has applied the disposal group approach in the combined financial statements, whereby all businesses that have been disposed of are included in the combined financial statements up to the date of disposal.
DS Smith North America operations formed part of the DS Smith predecessor business and are therefore included from the start of the earliest period presented to the date of disposal to International Paper on 29 July 2025. As the disposal represented the exit of a major geographical area of operations, the results of those operations are presented as discontinued operations. The operating unit was classified as held for sale at 30 April 2025.

Confidential Treatment Requested by DS Smith Limited
IP EMEA entities that do not form part of the transaction perimeter
As a condition of the European Commission’s approval of International Paper’s acquisition of DS Smith, International Paper was required to divest five packaging sites in Europe to third parties (the “remedy assets”). The remedy assets comprised operations in France, Portugal and Spain and were disposed of by International Paper on 1 July 2025.
Although these businesses formed part of International Paper’s historical EMEA operations, they are excluded from the EMEA Packaging Business reporting entity for all periods presented. At the date International Paper acquired DS Smith, management’s intention and commitment to dispose of the remedy assets had already been established as part of the regulatory approval process and the remedy assets were therefore not expected to form part of the EMEA Packaging Business on a go-forward basis.
Accordingly, the combined financial statements include the legacy International Paper EMEA operations excluding the remedy assets. The remedy assets have not been presented as discontinued operations or as a disposal group within the combined financial statements as they did not form part of the EMEA Packaging Business reporting entity at any point during the periods presented.
ii. Basis of combination
All trading, assets and liabilities of the EMEA Packaging Business were within EMEA dedicated legal entities, with the exception of certain corporate and central functions. The combined financial statements include 100% of the assets, liabilities, incomes and expenses of the legal entities that will form part of the EMEA Packaging Business. Refer to Note 29 for details of entities comprising the EMEA Packaging Business.
Measurement of assets and liabilities
The combined financial statements have been prepared on a combined basis of the entities that comprise the EMEA Packaging Business and have not been derived from International Paper’s consolidated financial statements. Corporate assets that are not dedicated to the EMEA Packaging Business or that are not expected to transfer in connection with the Transaction are not included in the combined financial statements. A portion of the costs for such corporate assets from which the EMEA Packaging Business benefits from has been allocated to the EMEA Packaging Business on a reasonable basis.
Intercompany transactions and balances
Intercompany transactions and balances between entities within the EMEA Packaging Business are eliminated on combination, applying the principles underlying the consolidation procedures of IFRS 10 – Consolidated Financial Statements (“IFRS 10”). This includes intercompany revenue, purchases, receivables, payables, loans and profit held in inventories arising from intra-group transactions. Transactions and balances between entities within the EMEA Packaging Business and International Paper or other affiliated entities are not eliminated and are presented as receivables from, or payables to, related parties. Refer to Note 28 for information on related party transactions and balances.
Corporate cost allocations
Since the acquisition of the DS Smith group, the EMEA Packaging Business has operated within the broader International Paper group. Prior to the acquisition, the EMEA Packaging Business operated within the DS Smith group, which operated as a separate group. After the acquisition on 31 January 2025, certain corporate and central costs within the broader International Paper group were incurred at the group level and were not directly recorded in the legal entities comprising the EMEA Packaging Business. These include, but are not limited to, costs relating to group finance, legal, human resources, information technology and executive management. In preparing the combined financial statements, management has assessed the reasonableness of allocating a share of corporate costs to the EMEA Packaging Business from the date of International Paper’s acquisition of DS Smith, using allocation methodologies based on specific identification where possible, or otherwise on a revenue basis which is a reasonable reflection of relative size of operations and therefore consumption of services. However, these expense allocations

Confidential Treatment Requested by DS Smith Limited
may not be indicative of the actual expenses that would have been incurred had the EMEA Packaging Business been a standalone company during the periods presented, and they may not reflect what the EMEA Packaging Business’s results of operations may be in the future. It is not practicable to estimate actual expenses the EMEA Packaging Business would have incurred had the EMEA Packaging Business been a standalone company during the periods presented after 31 January 2025.
iii. Climate change
The EMEA Packaging Business has considered the impact of climate change in preparing these combined financial statements, including its effect on the application of accounting policies, judgements, estimates and assumptions. In conducting this assessment, management took into account the risks identified through its risk management processes, its climate-related disclosures, and its defined sustainability targets. These considerations, which are integral to the EMEA Packaging Business’s strategy, did not have a material impact on any accounting estimates or judgements, including in the following areas:
•The estimates of future cash flows used in the impairment assessment of goodwill (refer to Note 1(i)) and in the going concern assessment;
•The assessment of residual values and estimated useful economic lives of property, plant and equipment (refer to Note 1(g)); and
•The adequacy of provisions for liabilities (refer to Note 1(p)).
The impact of climate change is expected to evolve in future periods, and management of the EMEA Packaging Business will continue to monitor and assess its implications accordingly.
iv. Presentation of Combined Statement of Changes in Equity
The EMEA Packaging Business has not existed as a separate consolidated legal group during all the periods presented and does not have a legal parent and historical capital structure. It is therefore not meaningful to present share capital or a detailed analysis of reserves in the combined financial statements. The net assets of the EMEA Packaging Business are presented as “Invested capital” and “Non-controlling interests”, representing the owners’ cumulative investment in the EMEA Packaging Business. Recyclable reserves, comprising the cumulative translation and hedging reserves, have been separately presented in the statement of changes in equity. Movements in invested capital and non-controlling interests include the results of operations, other comprehensive income, net transfers and transactions with shareholders (including, where appropriate, funding, intercompany settlements and equity contributions), and any other changes in ownership or investment during the period presented.
The information on earnings per share for the EMEA Packaging Business pursuant to IAS 33 – Earnings Per Share (“IAS 33”) has not been presented, as the combined entities have not formed a statutory group and, as such, the EMEA Packaging Business has no historical capital structure and no legal parent.
v. Foreign currency translation
The combined financial statements are presented in Euro, which is the EMEA Packaging Business’s presentational currency. Transactions in foreign currencies are translated into the respective functional currencies of EMEA Packaging Business companies at the foreign exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rates ruling at that date. Foreign exchange differences arising on translation of monetary assets and liabilities are recognised in the combined income statement. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the transactions.
The assets and liabilities of all the EMEA Packaging Business entities that have a functional currency other than Euro are translated at the closing exchange rate at the reporting date. Income and expenses for each income statement are translated at average exchange rates as this represents a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates.

Confidential Treatment Requested by DS Smith Limited
On combination, exchange differences arising from the translation of the net investment in foreign entities, borrowings, and other financial instruments designated as hedges of such investments, are recognised in the translation reserve. On the disposal of foreign currency entities, the cumulative exchange difference recorded in the translation reserve is reclassified to the combined income statement as part of the gain or loss on disposal.
vi. Going concern
Management of the EMEA Packaging Business have performed an assessment of the ability of the EMEA Packaging Business (as defined in Note 29) to continue as a going concern, for at least 12 months from the date of approval of these Combined Financial Statements, the (“Going Concern Assessment Period”). In performing this assessment, management have considered the EMEA Packaging Business’s historical and forecast performance, financial position, cash flows, liquidity position and the financing arrangements. The Going Concern Assessment Period includes the periods to 31 August 2027.
In assessing whether the going concern basis of preparation is appropriate, management have considered two distinct periods:
The period prior to completion of the Transaction: Up to completion of the Transaction, the EMEA Packaging Business may remain within International Paper and will continue to benefit from shared resources and financial support. International Paper has considerable financial resources and has indicated its intention to continue to support the EMEA Packaging Business whilst it remains part of the International Paper group. The ultimate parent undertaking, International Paper, has provided a letter of support indicating that it will continue to provide the financial support necessary to enable the EMEA Packaging Business to meet its liabilities as and when they fall due whilst it remains part of the International Paper group.
The period following the Transaction: The EMEA Packaging Business is in the process of establishing its standalone capital structure and financing arrangements in connection with the Transaction.
Management are confident that appropriate facilities will be agreed, but will not proceed with the Transaction unless financing facilities sufficient to support the EMEA Packaging Business for the Going Concern Assessment Period are in place.
Management have reviewed a detailed assessment of going concern, taking into account reasonably foreseeable changes in trading performance, including macroeconomic uncertainty driven by sustained inflationary pressures, geopolitical instability and continued volatility in input costs and end-market demand.
In preparing the going concern assessment, the EMEA Packaging Business has modelled the following scenarios:
•The base case is derived from the EMEA Packaging Business’s latest forecast available as at June 2026, and reflects management’s central view of future trading performance, cash flows and liquidity over the going concern period.
•The severe but plausible downside case assumes reasonably possible adverse conditions, including reduced selling prices, stagnated volume growth, double inflationary pressures on the cost base and higher energy costs.
Management have considered that the EMEA Packaging Business would need to be exposed to downside events significantly greater than the financial effects of disruption caused in recent years (including high-cost inflation following geopolitical events) throughout the going concern period in order to exhaust its available liquidity.
At 31 December 2025, the EMEA Packaging Business had headroom on its committed debt facilities of approximately €1 billion. Total debt facilities at this date amounted to €3.6 billion, of which €2.5 billion comprised publicly listed debt and the remaining €1.0 billion related to committed bank facilities. There are no financial covenants directly applicable to DS Smith Ltd. Financial covenants exist only at the International Paper Company parent level. The underlying debt facilities were held in their entirety by DS Smith Ltd.

Confidential Treatment Requested by DS Smith Limited
As referenced above, the EMEA Packaging Business is in the process of establishing its standalone capital structure and external financing arrangements in connection with the Transaction and management expects for the existing committed debt facility to remain with International Paper, who is expected to be substituted as the obligor for this debt in advance of the Separation.
Based on the assessment performed, including consideration of base case and downside scenarios, available liquidity, the letter of support from International Paper and mitigating actions available, management have a reasonable expectation that the EMEA Packaging Business will have sufficient resources to continue in operational existence and meet its liabilities as they fall due throughout the Going Concern Assessment Period. Accordingly, the Combined Financial Statements have been prepared on a going concern basis, and management have not identified any material uncertainties that would cast significant doubt on the EMEA Packaging Business’s ability to continue as a going concern.
(b)Key sources of estimation uncertainty and critical accounting judgements
Key sources of estimation uncertainty
The application of the EMEA Packaging Business’s accounting policies requires management to make estimates and assumptions. These estimates and assumptions affect the reported assets and liabilities and financial results of the EMEA Packaging Business. Actual outcomes could differ from the estimates and assumptions used.
The EMEA Packaging Business’s key sources of estimation uncertainty are as detailed below:
Taxation
The EMEA Packaging Business’s tax payable on profits is determined based on tax laws and regulations that apply in each of the numerous jurisdictions in which the EMEA Packaging Business operates. The EMEA Packaging Business is required to exercise judgement in estimating income tax provisions (including uncertain tax positions), along with the recognition of deferred tax assets/liabilities. The EMEA Packaging Business determines its current and deferred taxes consistent with the separate return method. While the EMEA Packaging Business aims to ensure that estimates recorded are accurate, the actual amounts could be different from those expected. See Note 6 for additional information.
Goodwill impairment
Goodwill is tested annually for impairment or more frequently if an impairment is indicated. Impairment tests are conducted by component by value in use (for continuing operations) or fair value less costs of disposal (for discontinued operations) of Cash Generating Units (“CGUs”) to their respective carrying amounts (including allocated goodwill). It is possible that if key assumptions were changed adversely, impairment would need to be recognised. See Note 9 for additional information.
Employee benefits
IAS 19 — Employee Benefits (“IAS 19”) requires the EMEA Packaging Business to make assumptions including, but not limited to, rates of inflation, discount rates and life expectancies. The use of different assumptions, in any of the above calculations, could have a material effect on the accounting values of the relevant statement of financial position assets and liabilities which could also result in a change to the cost of such liabilities as recognised in profit or loss over time. These assumptions are subject to periodic review. See Note 22 for additional information.
Critical accounting judgements
In the process of applying the EMEA Packaging Business’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the combined financial statements:

Confidential Treatment Requested by DS Smith Limited
Assets held for sale
Following the acquisition of DS Smith by International Paper on 31 January 2025, planning activities were commenced for the integration of the DS Smith and International Paper businesses. As part of this integration, the DS Smith North America Paper and Packaging operating unit was sold to a subsidiary of International Paper in July 2025 to align with management’s strategic objectives. Management considered the operating unit to meet the criteria to be classified as held for sale at 30 April 2025 for the following reasons:
•The DS Smith North America Paper and Packaging operating unit was owned by DS Smith Holdings Limited (UK) at the time of International Paper’s acquisition of DS Smith (which was the vehicle through which the sale was made to International Paper), and was available for immediate sale to International Paper in its current condition as at 30 April 2025.
•As at 30 April 2025, actions were initiated to facilitate the sale, including the appointment of external advisors to assist with the implementation of the sale and transfer that were expected to complete by 30 July 2025.
•The sale was to International Paper and is part of a wider restructuring plan agreed and initiated following the acquisition by International Paper.
The transfer was completed in July 2025, when the DS Smith North America Paper and Packaging operating unit was transferred to International Paper. The operating unit represented the EMEA Packaging Business’s North American operations, a separate major geographical area, and has been presented as a discontinued operation in the combined income statement for all periods until its disposal in July 2025.
Recognition of deferred tax assets
The recognition of deferred tax assets within the combined financial statements requires management to exercise judgement in assessing the extent to which it is probable that future taxable profits will be available against which deductible temporary differences, unused tax losses, and unused tax credits can be utilised. In making this assessment, management consider the expected reversal of temporary differences, sources of projected future taxable income in line with approved business plans or forecasts, and any tax planning strategies. Deferred tax assets are only recognised on the balance sheet to the extent that it is considered probable that future taxable profits will be available against which the assets can be utilised, in accordance with IAS 12. To the extent recognition is reliant on business plans or forecasts, the assumptions underlying these projections are inherently uncertain; changes in circumstances could result in material adjustments to the carrying value of deferred tax assets in future reporting periods.
Revenue recognition for customised goods
The EMEA Packaging Business manufactures and sells paper and packaging products, including certain customised packaging products that are branded or manufactured to customer-specific specifications. For certain customised goods, revenue is recognised over time where the goods have no alternative use to the EMEA Packaging Business once manufactured and the EMEA Packaging Business has an enforceable right to payment for performance completed to date.
Applying this policy requires management judgement in determining the margin used to measure the amount related to revenue and contract asset. Revenue recognised on customised finished goods is measured by applying contribution margin based on historically-achieved margins to the customised finished goods inventory balance. The determination of appropriate margin involves judgement, as historical margins may not fully reflect current period cost structures or pricing.
Carbon emission schemes and allowances
IFRS Accounting Standards do not contain specific guidance on accounting for emissions trading schemes. Management has therefore applied judgement in developing an accounting policy for the EMEA Packaging

Confidential Treatment Requested by DS Smith Limited
Business’s carbon emission allowances and related obligations, based on the principles in IAS 8, IAS 20, IAS 37, IAS 38 and IFRS 9.
Management has elected to account for emissions schemes using the nominal value, cost of settlement approach. Under this approach, free allowances awarded by government are recognised as intangible assets at nil cost. The associated tonnage of the allowances is recognised on a pro-rata basis over the calendar year based on management’s best estimate of the allowances that will be received. The related carbon emission provision is recognised net of free allowances and is measured based on the carrying amount of allowances or carbon credits and physical carbon credit forwards. Any shortfall not covered by free allowances, purchased carbon credits or physical carbon credit forwards is measured at the market value of allowances at the reporting date.
Management has also exercised judgement in determining when there is reasonable assurance that free allowances will be received and the conditions attached to them will be met. Management concluded that it has reasonable assurance at the beginning of the compliance year to which the free allowances relate, taking into account historical allocations, published industry benchmarks, expected reductions in allowances, country-specific information and other communications with relevant authorities. Any changes in expectations are updated as further information becomes available, and changes are recognised in the period in which the estimate is revised. As such, free allowances are recognised ratably over the relevant compliance year, based on the period in which the allowances are earned and the EMEA Packaging Business becomes entitled to them.
Judgement is also required in assessing whether physical carbon credit forward contracts qualify for the own-use exemption under IFRS 9. Management has concluded that all physical EU Allowances (“EUA”) derivatives qualify for the own-use exemption. Financial EUA derivative contracts are not physically settled and are accounted for as derivative financial instruments. Where the own-use exemption applies, these contracts are not accounted for as derivatives and are recognised as carbon credit intangible assets at cost on settlement.
See Notes 1(f), 1(j), 1(p), 9 and 21 for additional information.
(c)Revenue
The EMEA Packaging Business is primarily in the business of providing sustainable packaging solutions and paper products. The EMEA Packaging Business has concluded that it acts as principal in its revenue arrangements.
Generally, revenue is recognised at a point in time, as control of the goods or services transfers to the customer when the goods are loaded into the collection vehicle if the buyer is collecting them, or when the goods are unloaded at the delivery address if the EMEA Packaging Business is responsible for delivery.
For certain customised goods, the performance obligation is fulfilled over time, while the customer-branded and specified goods are manufactured and subsequently have no alternative use. The EMEA Packaging Business has a legally enforceable right to payment for these goods. Revenue for customised goods is accordingly recognised over time as the goods are manufactured. A contract asset is recognised when the EMEA Packaging Business recognises revenue on customised goods before it has a right to invoice. Typically the EMEA Packaging Business does not have a right to payment until goods are delivered in accordance with shipping terms.
The transaction price is the contractual price with the customer adjusted for rebates and discounts. Rebates and discounts are estimated using historical data and experiences with the customer. Revenue is recognised to the extent that it is highly probable that a significant reversal will not occur. Returns from customers are negligible. No element of financing is deemed present as typical sales contracts with customers are usually shorter than 12 months.
(d)Supplier rebates
The EMEA Packaging Business receives income from its suppliers, mainly in the form of volume-based rebates and early settlement discounts. These are recognised as a reduction in operating costs in the period to which they relate; when material, these are recognised as a reduction to inventory. At the period end, where appropriate, the EMEA Packaging Business estimates supplier income due from annual agreements for volume rebates.

Confidential Treatment Requested by DS Smith Limited
(e)Government grants
Government grants are recognised in the statement of financial position initially as deferred income when there is reasonable assurance that they will be received and that the EMEA Packaging Business will comply with the conditions attached to them. Grants that compensate the EMEA Packaging Business for expenses incurred are offset against the expenses in the same periods in which the expenses are incurred. Grants relating to assets are released to the income statement over the expected useful life of the asset to which they relate on a basis consistent with the depreciation policy. Depreciation is provided on the full cost of the assets before deducting grants.
(f)Intangible assets
Goodwill
The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of identifiable assets acquired to be allocated to the assets and liabilities of the acquired entity. The EMEA Packaging Business makes judgements and estimates in relation to the fair value allocation of the purchase price.
Goodwill is stated at cost less accumulated impairment losses. The useful life of goodwill is considered to be indefinite. Goodwill is allocated to the groups of CGUs that are expected to benefit from the synergies of the combination and is tested annually for impairment or more frequently if an impairment is indicated.
On disposal of a subsidiary, or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the combined income statement.
Carbon credit intangible assets
Carbon credit intangible assets are measured initially and subsequently at cost less accumulated impairment. For free allowances awarded by the government, the free allowance intangible asset (and related government grant income) is recognised at a cost of nil. The EMEA Packaging Business takes out physical carbon credit forwards to which the own use exemption in IFRS 9 applies. These carbon credit intangible assets are recognised as intangible assets on settlement at a cost equal to the forward price.
Carbon credit intangible assets are not amortised. This is because there is no consumption of economic benefits of emission allowances until they are surrendered and derecognised.
Refer to (p) provisions accounting below for further detail on the carbon emission provision.
Other intangible assets
The other intangible assets of the EMEA Packaging Business are stated at cost less accumulated amortisation and impairment and comprise the following assets:
•Intellectual property.
•Computer software that is integral to a related item of hardware is included within property, plant and equipment. All other computer software is treated as an intangible asset.
•Customer relationships, acquired as part of a business combination, are capitalised separately from goodwill.
•Other acquired intangible assets.
Amortisation of intangible assets (excluding goodwill and carbon credits) is charged to the combined income statement on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use.

Confidential Treatment Requested by DS Smith Limited
The estimated useful lives are as follows:

Intellectual property	Up to 20 years
Computer software	3–5 years (with some exceptions on an approved basis only)
Customer relationships	5–15 years
Other acquired intangible assets	2–3 years
(g)Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated depreciation and impairment.
Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each item of property, plant and equipment, and major components that are accounted for separately (or in the case of leased assets, the lease period, if shorter). Land is not depreciated.
The estimated useful lives are as follows:

Freehold and long leasehold properties	10–50 years
Plant and equipment - motor vehicles	3–5 years
Plant and equipment - other, fixtures and fittings (including IT hardware)	2–30 years
The estimated residual lives are reviewed at each reporting date. The impact of climate factors on useful lives is considered on an asset-by-asset basis and takes into consideration the climate change targets set by the EMEA Packaging Business. Refer to Note 1(iii) for further information on the consideration of climate change. Capital expenditure will be required for ongoing projects in order to meet the EMEA Packaging Business’s climate change targets and this has not resulted in any significant changes to the estimated useful life of assets in the current year.
Gains or losses arising on the sale of surplus property assets are recorded through operating profit.
The EMEA Packaging Business capitalises directly attributable borrowing costs on qualifying assets. The capitalisation rate applied is the weighted average cost of borrowing.
(h)Other investments
Other investments primarily consist of investments in unquoted equity securities and restricted cash. Equity securities are measured at fair value. On initial recognition, the EMEA Packaging Business makes an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at fair value through other comprehensive income (“FVTOCI”). Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognised by an acquirer in a business combination.
Investment in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the investment revaluation reserve. The cumulative gain or loss is not reclassified to profit or loss on divestment of the equity investments; instead, it is transferred to retained earnings. The EMEA Packaging Business has designated all investments in equity that are not held for trading as at FVTOCI.
Restricted cash is carried at amortised cost and is recognised within other investments.
(i)Impairment
The carrying amounts of the EMEA Packaging Business’s assets, including tangible and intangible non-current assets, are reviewed at each reporting date to determine whether there are any indicators of impairment. If any such indicators exist, the asset’s recoverable amount is estimated. Goodwill is tested for impairment annually at the same

Confidential Treatment Requested by DS Smith Limited
time, regardless of the presence of an impairment indicator. An impairment loss is recognised whenever the carrying amount of an asset, collection of assets or its CGU exceeds its recoverable amount. Impairment losses are recognised in the combined income statement.
Cash-generating units
For the purposes of property, plant and equipment and other intangibles impairment testing, these are split into CGUs, being the smallest identifiable groups of assets capable of generating largely independent cash flows. Goodwill impairment testing is carried out based on regional groupings of CGUs as set out in Note 9, as this is the lowest level at which goodwill was monitored for internal management purposes for the reporting periods presented.
Calculation of recoverable amount
The recoverable amount of the EMEA Packaging Business’s assets is calculated as the value-in-use of the CGU to which the assets are attributed or the net selling price, if greater. Value-in-use is calculated by discounting the cash flows expected to be generated by the CGUs being tested for evidence of impairment. This is done using a pre-tax discount rate that reflects the current assessment of the time value of money, and the country-specific risks for which the cash flows have not been adjusted including our assessment of the impact of climate. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the CGU to which the asset belongs.
Assets held for sale
An asset group classified as held-for-sale is measured at the lower of its carrying amount and fair value less costs to sell. Costs to sell are incremental costs directly attributable to the associated transaction, excluding finance costs and income tax expense. Further, property, plant, equipment and intangible assets in the asset group are no longer depreciated or amortised.
(j)Derivative financial instruments
The EMEA Packaging Business uses derivative financial instruments, primarily currency and commodity swaps, to manage currency and commodity risks associated with the EMEA Packaging Business’s underlying business activities and the financing of these activities. The EMEA Packaging Business has a policy not to, and does not, undertake any speculative activity in these instruments.
Contracts to buy or sell non-financial items that can be settled net in cash or another financial instrument are accounted for as derivative financial instruments within the scope of IFRS 9, unless they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the EMEA Packaging Business’s expected purchase, sale or usage requirements. Such contracts are accounted for as executory contracts and are not recognised in the statement of financial position. This is commonly referred to as the “own-use” exemption.
In determining whether a contract qualifies for the own-use exemption, the EMEA Packaging Business assesses at inception and on an ongoing basis, whether:
•the contract was entered into for the purpose of physical receipt or delivery; and
•the volumes contracted are consistent with expected operational requirements.
The EMEA Packaging Business does not have a past practice of settling similar contracts net in cash or of taking delivery and selling the item within a short period after delivery for the purpose of generating a profit from short-term fluctuations in price or dealer’s margin. Where facts and circumstances indicate that a contract no longer meets the own-use criteria, the contract is brought into the scope of IFRS 9 and recognised at fair value in accordance with the EMEA Packaging Business’s accounting policy for derivative financial instruments.
Derivative financial instruments within the scope of IFRS 9, to whom the “own-use” exemption does not apply, are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently

Confidential Treatment Requested by DS Smith Limited
remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and recognised as current or non-current based upon the maturity date of the derivative.
IFRS 9 – Financial Instruments (“IFRS 9”) was effective for annual periods beginning on or after 1 January 2018 and replaced IAS 39 Financial Instruments: Recognition and Measurement. The EMEA Packaging Business had previously elected to continue hedge accounting under IAS 39, as is allowed by the standard. From 1 May 2024, the EMEA Packaging Business prospectively adopted hedged accounting under IFRS 9, as the hedge accounting requirements are simplified and more closely aligned to the EMEA Packaging Business’s risk management strategy. Under IFRS 9, all existing relationships continued to qualify as continuing hedging relationships. The adoption did not have a significant impact on the financial statements.
Derivative financial instruments are accounted for as hedges when designated as hedges at the inception of the contract and when the financial instruments provide an effective hedge of the underlying risk, and when the “own-use exemption” does not apply.
For the purpose of hedge accounting, hedges are classified as:
•cash flow hedges when hedging exposure to variability in cash flows that is attributable to a particular risk associated with either a statement of financial position item or a highly probable forecast transaction; or
•hedges of the net investment in a foreign entity.
The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments depends on the nature of the hedging relationship as follows:
Cash flow hedges: the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the income statement. Amounts taken to equity are transferred to the income statement in the same period during which the hedged transaction effects profit or loss, such as when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.
If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, the hedged transaction ceases to be highly probable, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement.
Hedges of net investment in a foreign entity: these represent the effective portion of the gain or loss on the hedging instrument that is recognised directly in equity, while the ineffective portion is recognised in the income statement. Amounts taken to equity are reclassified to the income statement when the foreign entity is sold.
Any gains or losses arising from changes in the fair value of all other derivatives are taken to the income statement. These may arise from derivatives for which hedge accounting is not applied because they are not effective as hedging instruments.
(k)Trade and other receivables
Trade and other receivables are recognised initially at fair value less expected credit loss allowance and subsequently held at amortised cost. The EMEA Packaging Business utilises the simplified approach to provide for losses on receivables under IFRS 9.
(l)Inventories, replacement parts and other supplies
Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress,

Confidential Treatment Requested by DS Smith Limited
cost includes an appropriate share of overheads based on normal operating capacity. Replacement parts and other supplies are primarily stated using the average-cost method and are reflected in inventories and other assets. These replacement parts are expected to be used as a replacement item for production equipment and have a useful life less than one year. The replacement parts expected to be used as a replacement item for production equipment and have a useful life higher than one year, meeting the definition of Property, plant and equipment (PP&E), are reclassified to that category.
(m)Cash and cash equivalents
Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of the EMEA Packaging Business’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. Cash and cash equivalents are stated at amortised cost.
(n)Borrowings
Borrowings are recognised initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost unless designated in a fair value hedge relationship, with borrowing costs accounted for on an accruals basis in the income statement using the effective interest method.
At the reporting date, interest payable is recorded separately from the associated borrowings, within trade and other payables.
(o)Employee benefits
Defined contribution schemes
Contributions to defined contribution pension schemes are recognised as an employee benefit expense within personnel expenses in the statement of comprehensive income/(loss), as incurred.
Defined benefit schemes
The EMEA Packaging Business’s net obligation in respect of defined benefit pension schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to its present value amount and recognised in the statement of comprehensive income/(loss) within personnel expenses; a corresponding liability for all future benefits is established on the statement of financial position and the fair value of any scheme assets is deducted.
The discount rate is the yield at the reporting date on high-quality corporate bonds or other high-quality obligations that have maturity dates approximating to the duration of the schemes’ obligations. The calculation is performed by a qualified actuary using the projected unit method. Actuarial gains and losses are recognised immediately in the statement of comprehensive income/(loss).
Share-based payment transactions
The EMEA Packaging Business operates equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of the options is recognised within personnel expenses, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The fair value of the options granted is measured using a stochastic model, taking into account the terms and conditions upon which the options were granted. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions.
At each reporting date, the EMEA Packaging Business revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the statement of comprehensive income/(loss), and a corresponding adjustment to equity.

Confidential Treatment Requested by DS Smith Limited
From 31 January 2025, employees of the EMEA Packaging Business participated in share schemes of International Paper. International Paper has an obligation to settle the awards with the employees of the EMEA Packaging Business, and the schemes are recognised as equity-settled share-based compensation plans in the combined financial statements. The employee services are recognised at grant date fair value with a corresponding amount recognised in equity as a “contribution from parent”. International Paper recharges the EMEA Packaging Business for the cost of the awards granted to its employees which is recognised separately as a payable and “return of capital” contribution in equity.
(p)Provisions
A provision is recognised in the statement of financial position when the EMEA Packaging Business has a present legal or constructive obligation as a result of a past event, a reliable estimate can be made of the amount of the obligation, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are discounted to present value where the effect is material.
Provisions are reviewed at each reporting date and adjusted to reflect management’s current best estimate of the expenditure required to settle the obligation. Changes in estimates are recognised in the combined income statement in the period in which they arise.
Carbon emission provision
Sites in the EMEA Packaging Business participate in the EU emissions trading scheme (“EU ETS”). Every September, the sites are required to surrender carbon credits or EUAs equal to the amount of emissions the site has made in the prior calendar year. Where the emissions exceed the amount of free allowances received, the EMEA Packaging Business is required to purchase additional allowances to meet this shortfall.
A provision is recognised as sites make emissions. The liability to be settled using allowances on hand is measured at the carrying amount of those allowances – this is as follows, in order of priority:
a)Free allowances – valued at nil cost.
b)Purchased carbon credits – valued at cost
c)Physical derivatives – valued at cost (which is the forward price). As contracts to purchase emission allowances are physically settled, they qualify as own-use contracts and are not accounted for as derivatives, as exempted by IFRS 9.
Any excess emission (i.e. shortfall) is measured at the market value of allowances at the period end.
Asset retirement obligations
The EMEA Packaging Business recognises a provision for its obligation to restore leased sites to their original condition at the end of the lease term. The EMEA Packaging Business engages independent property experts to value its obligation at each reporting date.
The asset retirement provision is measured at the present value of the estimated expenditure required to settle the obligation at the reporting date, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as a finance cost in the combined income statement.
(r)Trade and other payables
Trade and other payables are initially measured at fair value, net of directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest method.

Confidential Treatment Requested by DS Smith Limited
(s)Leases
The EMEA Packaging Business recognises a right-of-use asset and a lease liability at the lease commencement date.
The right-of-use asset is initially measured at cost, being the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of end of lease dismantling or restoration costs, less any incentives received and related provisions.
Lease liabilities are recorded at the present value of lease payments, which include:
•Fixed lease payments;
•Variable payments that depend on an index or rate, initially measured using the commencement date index or rate;
•Any amounts expected to be payable under residual value guarantees; and
•The exercise price of purchase options, if it is reasonably certain they will be exercised.
The interest rate implicit in the lease is used to discount lease payments, or, if that rate cannot be determined, the EMEA Packaging Business’s incremental borrowing rate is used, being the rate that the EMEA Packaging Business would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.
Right-of-use assets are depreciated on a straight-line basis over the lease term, or the useful life if shorter. Interest is recognised on the lease liability, resulting in a higher finance cost in the earlier years of the lease term.
Lease payments relating to low value assets or to short-term leases are recognised as an expense on a straight-line basis over the lease term. Short-term leases are those with 12 or fewer months’ duration.
(t)Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted in each jurisdiction at the reporting date, and any adjustment to tax payable in respect of previous years.
The EMEA Packaging Business is subject to corporate taxes in a number of different jurisdictions and judgement is required in determining the appropriate provision for transactions where the ultimate tax determination is uncertain. In such circumstances, the EMEA Packaging Business recognises liabilities for anticipated taxes based on the best information available and where the anticipated liability is both probable and can be estimated. Any interest and penalties accrued are included in income taxes in both the combined income statement and the combined statement of financial position. Where the final outcome of such matters differs from the amount recorded, any differences may impact the income tax and deferred tax provisions in the period in which the final determination is made.
Deferred tax is provided for using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The tax effect of certain temporary differences is not recognised, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacts accounting or taxable profit); and temporary differences relating to investment in subsidiaries and equity accounted investees to the extent that they will probably not reverse in the foreseeable future and can be controlled by the EMEA Packaging Business. The amount of deferred tax

Confidential Treatment Requested by DS Smith Limited
provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.
(u)New IFRS Accounting Standards, amendments and interpretations
Recent accounting developments adopted by the EMEA Packaging Business
The EMEA Packaging Business has applied all standards and amendments that became effective up until the completion of the Transaction to all periods. The EMEA Packaging Business has therefore applied for the first-time amendments to the following standards from 1 May 2022 (unaudited) and for all periods presented:

Applicable standard
Amendments to IAS 1 – Classification of liabilities as current or non-current and non-current liabilities with covenants
Amendments to IFRS 16 – Lease liability in a sale and leaseback
Amendments to IAS 7 and IFRS 7 – Supplier finance arrangements
Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 Disclosures about Uncertainties in the Financial Statements
As a result of implementing the amendments to IAS 7 and IFRS 7, the EMEA Packaging Business has provided additional disclosures about its supplier finance arrangements. The EMEA Packaging Business has applied transitional relief available under IAS 7 and has not provided comparative information in the first year of adoption
The other amended accounting standards did not have a material impact on the combined financial statements.
The following amendments were also effective during the reporting periods presented but are not applicable to the EMEA Packaging Business

Applicable standard
Amendments to IAS 21 – Lack of exchangeability
Amendments to IFRS 7 and 9 – Contracts Referencing Nature-dependent Electricity
IFRS Accounting Standards and interpretations not yet effective
The IASB and International Financial Reporting Interpretations Committee (“IFRIC”) have issued new standards amendments that are not yet effective. These standards and amendments have not been early adopted by the EMEA Packaging Business and will be adopted when they become effective, where applicable.

Standard or amendment	Effective date
IFRS 18 – Presentation and Disclosure in Financial Statements	1/1/2027
IFRS 19 – Subsidiaries without Public Accountability: Disclosures	1/1/2027
Amendments to IAS 21 – Translation to a Hyperinflationary Presentation Currency (effective from reporting period beginning on or after 1 January 2027	1/1/2027
IFRS 20 – Regulatory Assets and Regulatory Liabilities	1/1/2029
The EMEA Packaging Business does not anticipate that the adoption of the standards and the amendments will have a material effect on its combined financial statements, apart from the adoption of IFRS 18.
IFRS 18 will replace IAS 1 Presentation of Financial Statements. The amendment impacts presentation and disclosure of the combined income statement with new defined categories being operating, investing and financing to provide a consistent structure. Disclosures about management-defined performance measures will be required in a

Confidential Treatment Requested by DS Smith Limited
single note, including a reconciliation to the most directly comparable total or subtotal specified by IFRS Accounting Standards. The new standard will also provide guidance on grouping of information (aggregation/ disaggregation).
All other new standards or amendments to standards that are not yet effective that have been issued by the IASB are not applicable or material to the EMEA Packaging Business.
The financial statements were authorised by the Directors of the EMEA Packaging Business and available for issuance on 25 August 2026.
2. Segment information
Operating segments
IFRS 8 – Operating Segments (“IFRS 8”) requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Chief Operating Decision Maker (“CODM”). The CODM is the EMEA Packaging Business’s Chief Executive Officer. In anticipation of the Separation, the CODM in the second quarter of 2026 evaluated how he intends to assess performance and allocate resources. As a result of this assessment, it was determined that the EMEA Packaging Business will operate as a single vertically integrated operating segment. The measure of profitability reported to the CODM for the purposes of resource allocation and assessment of performance will be operating profit. As the measures of revenue and operating profit are consistent with what is presented in the primary financial statements, those measures have not been duplicated within this note. Segment assets and liabilities are not provided herein because they are not reported to or reviewed by the CODM.
See Note 7 for information on the discontinued operations. The EMEA Packaging Business does not have any single external customers which amount to 10% or more of its revenue.
Disaggregation of revenue
The EMEA Packaging Business disaggregates revenue from contracts with customers by primary product line - Paper and Packaging — that are aligned with the products and services it provides. Revenue from each product line is recognised in accordance with the accounting policy set out in Note 1(c).
External revenue from continuing operations, disaggregated by product line, is presented in the following table.

	For the 8 months ended	For the year ended 30 April
Continuing operations	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Packaging	4,576	6,242	6,144	6,970
Paper	657	1,216	1,099	1,714
Total external revenue	5,233	7,458	7,243	8,684
Geographical areas
In presenting information by geographical area, external revenue is based on the geographical location of customers. Non-current assets are based on the geographical location of assets and exclude equity accounted investments, other investments, deferred tax assets, derivative financial instruments, employee benefits, and intangible assets (which are monitored at the operating segment level, not at a country level).

Confidential Treatment Requested by DS Smith Limited
No other country had revenue or non-current assets (as shown below) greater than 10% of the EMEA Packaging Business total.

	External revenue				Non-current assets
	For the 8 months ended	For the year ended			For the 8 months ended	For the year ended
	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
UK	796	1,249	1,244	1,498	589	629	614	577
France	793	1,162	1,172	1,386	624	651	606	558
Spain	634	689	582	649	816	829	456	447
Germany	481	724	733	879	527	532	502	477
Italy	697	876	836	1,120	793	741	553	484
Rest of EMEA	1,832	2,758	2,676	3,152	1,636	1,655	1,937	1,721
Total	5,233	7,458	7,243	8,684	4,985	5,037	4,668	4,264
3. Operating profit
The EMEA Packaging Business manufactures and sells packaging products. Operating costs are presented by function in the combined income statement as this presentation provides relevant information on the financial performance of the business.
Operating costs within operating profit are as follows:

	For the 8 months ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Operating costs
Cost of sales	4,033	5,705	5,211	6,293
Distribution	391	541	540	580
Administrative expenses	1,162	1,173	764	1,037
Total	5,586	7,419	6,515	7,910
Additional information on amounts recognised in operating costs is included below:

	For the 8 months ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Depreciation of owned assets	313	292	260	250
Depreciation of right-of-use assets	56	85	78	73
Amortisation of intangible assets	56	82	78	95
Transaction costs(1)	—	87	2	—
Loss/(profit) on sale of non-current assets	(1)	4	(10)	8
Research and development	(3)	9	9	9
Impairment charge/(credit) in respect of property, plant and equipment	—	7	(4)	29
Impairment charge in respect of right-of-use assets	2	2	—	—
Receipts from legal settlements	—	(8)	—	—
Gain on acquisitions and divestments	—	—	12	—

Confidential Treatment Requested by DS Smith Limited

	For the 8 months ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Restructuring costs(2)	191	—	—	—
Impairment charge in respect of intangible assets (Note 9)	204	—	—	—
__________________
(1)Employee compensation related to transaction: relates to costs incurred by DS Smith as a result of its acquisition by International Paper on 31 January 2025 and include the following:
i.Certain employee related costs, such as retention bonuses paid for continued service post the completion of the acquisition of DS Smith were €nil for the current period (30 April 2025: €20m, 30 April 2024: €nil, 30 April 2023: €nil).
ii.€nil (30 April 2025: €29m, 30 April 2024: €nil, 30 April 2023: €nil) in costs for the current period associated with the settlement of outstanding share-based payment awards at completion of the acquisition of DS Smith by International Paper, as detailed in Note 23; and
iii.The EMEA Packaging Business incurred €3m of acquisition costs in the year ended 30 April 2024 relating to the recommended all-share offer from International Paper and a further €7m of other related costs.
(2)Restructuring costs relate to site closures mainly in the United Kingdom, France, Germany, and Croatia.
During the period ended 31 December 2025, the EMEA Packaging Business initiated a number of restructuring programmes to optimise its manufacturing operations which included the closure of 17 production facilities in the UK, Germany, France, Croatia, and Slovakia and the reduction of approximately 1,800 employees. The main features of the plan were communicated to affected employees between May and November 2025, creating a valid expectation that the plan will be implemented. During the eight-month period ended 31 December 2025, the EMEA Packaging Business recognised restructuring costs of €191 million, comprising €133 million of employee termination benefits and €58 million of other site closure costs.
4. Finance income and costs

	For the 8 months ended	For year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Interest income from financial assets	14	11	15	2
Finance income	14	11	15	2
Interest on borrowings and overdrafts	(103)	(148)	(123)	(62)
Interest on related party notes	10	(1)	—	—
Interest on lease liabilities	(7)	(14)	(14)	(10)
Customer supply chain financing costs	(2)	(4)	(4)	(5)
Other	(7)	(6)	7	(10)
Finance costs	(109)	(173)	(134)	(87)
Borrowing costs capitalised on qualifying assets in the current period was €nil (30 April 2025: €nil, 30 April 2024: €1m, 30 April 2023: €nil). Borrowing costs were capitalised at a weighted average rate of 4.7% in the period ended 30 April 2024.

Confidential Treatment Requested by DS Smith Limited
5. Employee remuneration

	For the 8 months ended	For year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Wages and salaries	957	1,294	1,211	1,254
Social security costs	202	270	247	238
Contributions to defined contribution pension plans	48	65	60	58
Service costs for defined benefit schemes (Note 22)	3	6	6	7
Share-based payments (Note 23)	8	23	(2)	17
Staff costs	1,218	1,658	1,522	1,574
Key management personnel are defined as the members of the EMEA Packaging Business executive management. The amount recognised as an expense relating to key management personnel compensation is as follows:

	For the 8 months ended	For year ended 30 April
	31 December 2025 €000	2025 €000	2024 €000	2023 €000
Directors' remuneration	3,151	4,500	3,225	5,278
Long-term incentives	1,489	10,890	—	2,664
Pensions	52	77	96	168
Compensation for loss of office	—	4,989	—	—
Share-based payments	—	3,566	—	3,457
	4,692	24,022	3,321	11,567
Bonus payments of €12m were awarded by the Remuneration Committee of DS Smith plc to Directors and employees in January 2025 (prior to the acquisition of the EMEA Packaging Business by International Paper) under the terms of the legacy DS Smith bonus award scheme. After the acquisition, employees of EMEA Packaging Business participated in the bonus schemes of International Paper.
Costs of the legacy bonus and ongoing bonus awards are included in the wages and salaries line item above.

Confidential Treatment Requested by DS Smith Limited
6. Income tax expense

	For the 8 months ended	For year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Current period	(64)	(92)	(178)	(223)
Adjustment in respect of prior periods	8	34	29	37
Current tax expense	(56)	(58)	(149)	(186)

Origination and reversal of temporary differences	16	(3)	1	26
Change in tax rates	—	2	(3)	(5)
Recognition of previously unrecognised deferred tax assets	79	—	5	1
Adjustment in respect of prior periods	(2)	18	(19)	(10)
Deferred tax credit/(charge)	93	17	(16)	12

Total income tax benefit/(expense) in the income statement from continuing operations	37	(41)	(165)	(174)
Total income tax benefit/(expense) in the income statement from discontinued operations (Note 7)	2	18	22	(4)
Total income tax benefit/(expense) in the income statement	39	(23)	(143)	(178)

Confidential Treatment Requested by DS Smith Limited
The reconciliation of the actual tax charge to the domestic corporation tax rate is as follows:

	For the 8 months ended	For year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
(Loss)/profit before income tax on continuing operations	(439)	(114)	609	690
(Loss)/profit before income tax on discontinued operations (Note 7)	587	(1)	(4)	19
Share of profit of equity accounted investments, net of tax .	(1)	—	—	(1)
(Loss)/profit before tax and share of profit of equity accounted investments, net of tax	147	(115)	605	708

Income tax at the UK corporation tax rate of 25.0% (2025 and 2024: 25.0% and 2023: 19.5%)	(37)	29	(151)	(138)
Effect of additional taxes and tax rates in overseas jurisdictions	(2)	(6)	(1)	(54)
Impact of tax credits	10	10	10	27
Goodwill impairment charge, non-deductible	(51)	—	—	—
Non-deductible expenses	(26)	(42)	(15)	(39)
Non-taxable income	149	—	7	2
Recognition of previously unrecognised deferred tax assets	79	—	5	1
Deferred tax asset not recognised	(88)	(67)	(5)	(2)
Adjustment in respect of prior periods	6	52	10	27
Effect of change in corporation tax rates	(1)	1	(3)	(2)
Income tax expense	39	(23)	(143)	(178)
Uncertain tax positions
The EMEA Packaging Business operates in a complex multinational tax environment and is subject to uncertain tax positions and changes in legislation in the jurisdictions in which it operates. The EMEA Packaging Business’s uncertain tax positions principally include pricing of cross-border transactions and specific transaction related tax risks.
The assessment of uncertain tax positions is based on management’s expectation of the likely outcome of settlements with tax authorities or litigation. This assessment as well as the quantification of the risks at any one point in time, especially with respect to transfer pricing, require a degree of judgement and estimation by management.
Within the combined statement of financial position, the amounts set out in the table below have been recognised. It is possible that amounts paid will be different from the amounts provided and the EMEA Packaging Business estimates the range of reasonably possible outcomes relating to uncertain tax positions for the current

Confidential Treatment Requested by DS Smith Limited
period to be from €67m to €205m (30 April 2025: €66m to €202m, 30 April 2024: €65m to €196m, 30 April 2023: €61m to €210m, 1 May 2022 (unaudited): €40m to €238m).

	For the 8 months ended	For year ended 30 April			For the period
	31 December 2025 €m	2025 €m	2024 €m	2023 €m	1 May 2022 €m (unaudited)
Total provisions for uncertain tax positions	119	117	110	129	141
Included within income tax liabilities	119	101	110	129	141
Included within income tax assets	—	7	—	—	—
Included within assets held for sale	—	9	—	—	—
Interest and penalties on uncertain tax positions (across assets and liabilities)	21	18	16	14	18
In the year ended 30 April 2024, the EMEA Packaging Business filed an application with the General Court of the European Court of Justice (“CJEU”) for the EU Commission’s decision in respect of State Aid to be annulled. The total adjustment in respect of prior years (30 April 2025), above, includes €40m (corporation tax €24m, deferred tax €16m) from a decision on 19 September 2024 by the CJEU to annul the EU Commission’s decision that the UK’s Controlled Foreign Company Financing Exemption was considered State Aid which resulted in a reduction in the tax liability of the EMEA Packaging Business.
There are tax audits being conducted by the tax authorities in a number of countries. Whilst there is inherent uncertainty regarding the timing of the resolution of these tax audits and the final tax liabilities to be assessed, the EMEA Packaging Business expects liabilities of approximately €12m (30 April 2025: €11m; 30 April 2024: €14m; 30 April 2023: €14m, 1 May 2022 (unaudited): €15m) to reverse in the next 12 months.
Pillar Two
The UK government, amongst others, has enacted legislation in respect of Pillar Two introducing a global minimum effective tax rate of 15% and a domestic minimum top-up tax. The rules apply to the EMEA Packaging Business for the financial year commencing on 1 May 2024 onwards. The UK government has also adopted the Organisation for Economic Co-operation and Development’s (“OECD”) transitional Pillar Two safe harbour rules which, if applicable and met, will deem the top-up tax for a jurisdiction to be nil based on available Country-by-Country Reporting data.
In the year ended 30 April 2025, the EMEA Packaging Business performed an assessment of the EMEA Packaging Business’s potential exposure to Pillar Two income taxes based on Country-by-Country Reporting data available for the constituent entities in the EMEA Packaging Business. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions are above 15% or one of the other transitional safe harbour reliefs are available. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply. As at 30 April 2025, the EMEA Packaging Business has estimated a liability of €4m of current tax arising from Pillar Two.
In the eight month period ended 31 December 2025, an updated analysis was undertaken. Based upon this assessment the estimated liability is €5m of current tax arising from Pillar Two. At 31 December 2025, the estimated liability on the balance sheet is €9m of current tax arising from Pillar Two.
The EMEA Packaging Business has applied the exception from recognising and disclosing information about deferred tax assets and liabilities (as set out in Note 20) related to Pillar Two income taxes as required in the amendments to IAS 12 International Tax Reform to Pillar Two Model Rules, issued in May 2023.

Confidential Treatment Requested by DS Smith Limited
Tax on other comprehensive income and equity

	For the 8 months ended		For the year ended 30 April
	31 December 2025		2025		2024		2023
	Gross €m	Tax credit/ (charge) €m	Gross €m	Tax credit/ (charge) €m	Gross €m	Tax credit/ (charge) €m	Gross €m	Tax credit/ (charge) €m
Actuarial (loss)/gain on employee benefits	10	(3)	(4)	1	(2)	1	13	(2)
Reclassification to income statement on asset write-down	—	—	—	—	—	—	(3)	—
Foreign currency translation differences	(65)	—	(83)	—	(32)	—	(10)	—
Reclassification from translation reserve to income statement arising on divestment	16	—	—	—	—	—	—	—
Movements in cash flow hedges	31	(3)	61	(6)	(273)	48	(92)	21
Reclassification from cash flow hedge reserve to income statement	(41)	8	(22)	—	30	—	(653)	151
Movement in net investment hedge	(89)	22	9	(1)	48	2	(84)	—
Other comprehensive (expense)/income for the period	(138)	24	(39)	(6)	(229)	51	(829)	170
Issue of share capital	—	—	15	—	8	—	5	—
Employee share trust	—	—	(31)	—	(5)	—	(9)	—
Share-based payments	(2)	—	17	(8)	(2)	(2)	17	(2)
Dividends paid to EMEA Packaging Business shareholders	(1,126)	—	(298)	—	(286)	—	(333)	—
Other comprehensive (expense)/income and Invested Capital	(1,266)	24	(336)	(14)	(514)	49	(1,149)	168
7. Discontinued operations
Following the combination with International Paper on 31 January 2025, the DS Smith North America Paper and Packaging operating unit was sold to International Paper in July 2025 to align with International Paper’s strategic objectives.

Confidential Treatment Requested by DS Smith Limited
The results of the DS Smith North America Paper and Packaging operating unit for the periods are presented below:

	For the period ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Revenue	162	731	680	765
Operating costs	(166)	(730)	(684)	(744)
Operating (loss)/profit	(4)	1	(4)	21
Finance costs	(1)	(4)	(2)	(3)
Share of profit on equity accounted for investments, net of tax	—	2	2	1
Gain on sale of discontinued operations	592	—	—	—
(Loss)/profit before tax	587	(1)	(4)	19
Income tax credit	2	18	22	(4)
Profit for the period from discontinued operations	589	17	18	15
The major classes of assets and liabilities of the operating unit classified as held for sale as at 30 April 2025 are as follows:

€m
Intangible assets	773
Property, plant and equipment	398
Right-of-use assets	35
Equity accounted for investments	15
Inventories	101
Income tax receivable	9
Trade and other receivables	82
Cash and cash equivalents	9
Assets held for sale	1,422
Trade and other payables	78
Lease liabilities	41
Deferred tax liabilities	22
Bank overdrafts	5
Liabilities held for sale	146
8. Dividends proposed and paid

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Paid during the period	1,126	298	286	333
Dividends declared and paid by entities within the EMEA Packaging Business during the eight months ended 31 December 2025 were paid to International Paper as the sole shareholder, and satisfied by assigning and transferring an equivalent value of intra-Group receivables. In periods prior to the acquisition by International Paper, dividends were paid to the shareholders of DS Smith in accordance with the ownership structure in effect at that time.

Confidential Treatment Requested by DS Smith Limited
No dividends or distributions were proposed or declared after the reporting date and before the date of authorisation of these combined financial statements.
9. Intangible assets

	Goodwill €m	Software €m	Intellectual property €m	Customer relationships €m	Carbon credits €m	Other €m	Total €m
Cost
At 1 May 2025	1,909	236	29	1,251	3	87	3,515
Additions	—	5	—	—	39	7	51
Disposals	—	(12)	—	1	—	(69)	(80)
Reclassification	—	6	1	—	—	(2)	5
Utilisation	—	—	—	—	(35)	—	(35)
Currency translation	(3)	(2)	2	(3)	—	(5)	(11)
At 31 December 2025	1,906	233	32	1,249	7	18	3,445
Amortisation and impairment
At 1 May 2025	(20)	(155)	(24)	(848)	—	(79)	(1,126)
Amortisation	—	(16)	(1)	(37)	—	(2)	(56)
Impairment	(204)	—	—	—	—	—	(204)
Disposals	—	12	—	(1)	—	71	82
Reclassification	—	8	—	—	—	(8)	—
Currency translation	1	1	1	4	—	2	9
At 31 December 2025	(223)	(150)	(24)	(882)	—	(16)	(1,295)
Carrying amount
At 1 May 2025	1,889	81	5	403	3	8	2,389
At 31 December 2025	1,683	83	8	367	7	2	2,150
Non-current	1,683	83	8	367	—	2	2,143
Current	—	—	—	—	7	—	7
At 31 December 2025	1,683	83	8	367	7	2	2,150

Confidential Treatment Requested by DS Smith Limited

	Goodwill €m	Software €m	Intellectual property €m	Customer relationships €m	Carbon credits €m	Other €m	Total €m
Cost
At 1 May 2024	2,624	243	28	1,552	15	70	4,532
Acquisitions	11	—	—	—	—	—	11
Contribution from International Paper (Note 27)	9	1	—	19	2	19	50
Additions	—	24	1	—	25	—	50
Disposals	—	(7)	—	—	—	—	(7)
Utilisation	—	—	—	—	(39)	—	(39)
Currency translation	(42)	(2)	—	(17)	—	3	(58)
Assets held for sale	(693)	(23)	—	(303)	—	(5)	(1,024)
At 30 April 2025	1,909	236	29	1,251	3	87	3,515
Amortisation and impairment
At 1 May 2024	(20)	(154)	(20)	(997)	—	(58)	(1,249)
Amortisation and impairment	—	(23)	(2)	(87)	—	(7)	(119)
Contribution from International Paper (Note 27)	—	—	—	(9)	—	(16)	(25)
Disposals	—	6	—	—	—	—	6
Currency translation	—	1	(2)	13	—	(2)	10
Assets held for sale	—	15	—	232	—	4	251
At 30 April 2025	(20)	(155)	(24)	(848)	—	(79)	(1,126)
Carrying amount
At 1 May 2024	2,604	89	8	555	15	12	3,283
At 30 April 2025	1,889	81	5	403	3	8	2,389
Non-current	1,889	81	5	403	2	8	2,388
Current	—	—	—	—	1	—	1
At 30 April 2025	1,889	81	5	403	3	8	2,389

Confidential Treatment Requested by DS Smith Limited

	Goodwill €m	Software €m	Intellectual property €m	Customer relationships €m	Carbon credits €m	Other €m	Total €m
Cost
At 1 May 2023	2,595	215	26	1,538	20	68	4,462
Acquisitions	6	—	—	6	—	—	12
Additions	—	29	2	—	20	—	51
Disposals	(1)	(8)	(1)	—	(24)	(1)	(35)
Utilisation	—	—	—	—	(1)	—	(1)
Reclassification	—	7	1	—	—	1	9
Currency translation	24	—	—	8	—	2	34
At 30 April 2024	2,624	243	28	1,552	15	70	4,532
Amortisation and impairment
At 1 May 2023	(19)	(143)	(18)	(906)	—	(50)	(1,136)
Amortisation	—	(17)	(2)	(86)	—	(8)	(113)
Disposals	—	7	—	—	—	1	8
Currency translation	(1)	(1)	—	(5)	—	(1)	(8)
At 30 April 2024	(20)	(154)	(20)	(997)	—	(58)	(1,249)
Carrying amount
At 1 May 2023	2,576	72	8	632	20	18	3,326
At 30 April 2024	2,604	89	8	555	15	12	3,283
Non-current	2,604	89	8	555	—	12	3,268
Current	—	—	—	—	15	—	15
At 30 April 2024	2,604	89	8	555	15	12	3,283

Confidential Treatment Requested by DS Smith Limited

	Goodwill €m	Software €m	Intellectual property €m	Customer relationships €m	Carbon credits €m	Other €m	Total €m
Cost
At 1 May 2022 (unaudited)	2,634	217	25	1,551	41	49	4,517
Additions	—	3	1	—	42	28	74
Disposals	—	(5)	—	—	—	(1)	(6)
Utilisation	—	—	—	—	(63)	—	(63)
Reclassification	—	5	(1)	—	—	(5)	(1)
Currency translation	(39)	(5)	1	(13)	—	(3)	(59)
At 30 April 2023	2,595	215	26	1,538	20	68	4,462
Amortisation and impairment
At 1 May 2022 (unaudited)	(20)	(126)	(14)	(838)	—	(30)	(1,028)
Amortisation	—	(23)	(3)	(92)	—	(12)	(130)
Disposals	—	5	—	—	—	1	6
Reclassification	—	—	1	—	—	3	4
Currency translation	1	1	(2)	24	—	(12)	12
At 30 April 2023	(19)	(143)	(18)	(906)	—	(50)	(1,136)
Carrying amount
At 1 May 2022 (unaudited)	2,614	91	11	713	41	19	3,489
At 30 April 2023	2,576	72	8	632	20	18	3,326
Non-current	2,576	72	8	632	20	18	3,326
Current	—	—	—	—	—	—	—
At 30 April 2023	2,576	72	8	632	20	18	3,326
Included within customer related intangibles at 31 December 2025 are amounts purchased as part of the acquisition of Europac, with a carrying amount of €297m (30 April 2025: €322m, 30 April 2024: €358m, 30 April 2023: €394m, 1 May 2022 (unaudited): €430m) and remaining amortisation period of 8 years (30 April 2025: 9 years, 30 April 2024: 10 years, 30 April 2023: 11 years, 1 May 2022 (unaudited): 12 years).
Goodwill
For all periods presented, goodwill was tested based on the groups of CGUs identified below. During those periods these groups of CGUs represented the lowest level at which goodwill is monitored for impairment indicators and internal management purposes and correspond to, or are smaller than, the operating segment. The carrying values of goodwill are split between the CGU groups as follows:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Northern Europe	267	474	466	460	470
Southern Europe	1,222	1,224	1,210	1,213	1,212
Eastern Europe	194	191	191	184	184
North America	—	—	737	719	748
Total goodwill	1,683	1,889	2,604	2,576	2,614
Impairment tests were conducted based on the historical segment structures for Northern Europe, Southern Europe and Eastern Europe. On this basis, management have confirmed that there were no impairments in the

Confidential Treatment Requested by DS Smith Limited
periods ended 30 April 2025, 30 April 2024, 30 April 2023, and 1 May 2022 (unaudited) as the recoverable amount of the groups of CGUs, based upon value-in-use calculations, exceeded the carrying amounts. The North America group of CGUs was also tested for impairment on the same basis prior to its classification as held for sale (for the periods ended 30 April 2024 and 30 April 2023) and no impairment was recognised in these periods.
For the period ended 31 December 2025, management determined that the recoverable amount for the Northern Europe group of CGUs, based upon value-in-use calculations, was less than the carrying amount. Accordingly, a goodwill impairment charge of €204m was recorded. For all other groups of CGUs, the recoverable amount of the other groups of CGUs exceeded the carrying amounts.
Goodwill impairment assessment process
The EMEA Packaging Business tests goodwill annually for impairment, or more frequently if there are indications that goodwill may be impaired. The recoverable amounts of the groups of CGUs are determined from value-in-use calculations.
The North America group of CGUs was held for sale at 30 April 2025 (Note 7). In assessing goodwill impairment for this group of CGUs, the segment fair value less costs of disposal (“FVLCD”) was regarded as the most appropriate measure of the recoverable amount. The FVLCD has been based on the anticipated price the EMEA Packaging Business would receive from International Paper on disposal of the business. The anticipated selling price, an amount estimated based upon an allocation of the price paid by International Paper to acquire DS Smith, exceeded the carrying amount of the North America business.
The calculations of value-in-use are inherently judgemental and require management to make a series of estimates and assumptions. The assumptions in the value-in-use calculations are:
•Cash flow forecasts that have been derived from Board approved budgets for a projection period of up to five years, followed by an assumed long-term growth rate.
•The sales volume and price assumptions underlying the cash flow forecasts are management’s estimates of likely future changes based upon historic performance and the current economic outlooks for the economies in which the EMEA Packaging Business operates. These are viewed as the main operating assumptions as they determine the Directors’ approach to margin and cost maintenance. Assumptions modelled in the assessment, including the impact of paper price cyclicality, have been applied to EBITDA. The modelled outlook reflects expected improvements in paper prices, consistent with observable third-party forecast sources.
•The cash flow forecasts for capital expenditure are based on the Board approved budgets, and the replacement capital expenditure required to generate the terminal cash flows.
•The long-term growth rate is derived from management’s best estimate of the likely long-term trading performance with reference to external industry reports and other relevant market trends, as well as the support of a third-party expert. Where a group of CGUs consists of multiple countries, country-specific rates are incorporated into a weighted average rate for that region.
•The pre-tax discount rates were determined by management in all years, except for the year ended 31 December 2025, when they were determined with the support of a third-party expert. The rates are derived from the EMEA Packaging Business’s weighted average cost of capital (“WACC”), adjusted to reflect the risks inherent in the countries in which the CGUs operate and the nature of their operations, to the extent that those risks are not already reflected in the cash flow projections.
•The EMEA Packaging Business assesses climate change impacts when preparing its summary of key risks as part of its risk management processes. These risks inform the forecast for the period ended 31 December 2025 which is the basis of the Impairment modelling. The impact of climate change, both in terms of opportunities and risks is identified in the EMEA Packaging Business’s climate change disclosure within these financial statements.

Confidential Treatment Requested by DS Smith Limited
•The EMEA Packaging Business’ long-term growth and discount rates are set out in the table below:

Key assumptions by CGU	Northern Europe	Southern Europe	Eastern Europe
Long-term growth rate at 31 December 2025	2.1%	2.0%	2.4%
Long-term growth rate at 30 April 2025	1.2%	1.2%	2.3%
Long-term growth rate at 30 April 2024	1.3%	1.3%	2.7%
Long-term growth rate at 30 April 2023	1.4%	1.3%	2.8%
Discount rate at 31 December 2025	12.8%	11.9%	11.1%
Discount rate at 30 April 2025	9.6%	11.0%	11.1%
Discount rate at 30 April 2024	10.3%	11.7%	12.0%
Discount rate at 30 April 2023	10.5%	12.4%	12.8%
Key assumptions and sensitivity analyses
At 31 December 2025, the impairment test concluded that there was impairment of €204m in Northern Europe, with headroom across Southern Europe and Eastern Europe and across all groups of CGUs in prior periods. Impairment in Northern Europe resulted from a down-turn in forecast trading conditions in the region, as a result of events that occurred in mid-2025, in conjunction with the implementation of management’s new strategic initiative under the operational transformation and the 80/20 performance framework.
Whilst the Directors believe the assumptions used are realistic, it is possible that a further impairment in Northern Europe at 31 December 2025, and reduction in the headroom for all other groups of CGUs and other periods may have occurred if any of the assumptions set out in the tables below were to be changed within a reasonable possible range, and are consequentially deemed key assumptions. Factors which could cause reduction in headroom or an impairment are:
•significant and prolonged underperformance relative to the forecast; and
•deteriorations in the economies in which the EMEA Packaging Business operates.
To support their assertions, management reviewed the sensitivity analyses to determine the impact that would result from the above situations, including reduction or delays in future growth and increased discount rates. EBITDA growth is based on a number of elements over the long term, including price and volume growth in the first year as well as assumptions regarding inflation and the cyclical paper price assumption.
EBITDA - The reduction which would reduce the recoverable amount down to the carrying amount of the assets, with all other assumptions held constant, are set out in the table below. *Note - the change for Northern Europe at 31 December 2025 would fully impair goodwill:
Sensitivity Analysis – reduction in EBITDA

Region	31 December 2025	30 April 2025	30 April 2024	30 April 2023
Northern Europe	2%	15%	16%	17%
Southern Europe	9%	16%	22%	9%
Eastern Europe	9%	24%	36%	12%
North America	N/A	—%	—%	—%
Discount rate - The discount rate which would reduce the recoverable amount down to the carrying amount of the assets, with all other assumptions held constant, are set out in the table below.

Confidential Treatment Requested by DS Smith Limited
*Note - the change for Northern Europe at 31 December 2025 would lead to additional goodwill impairment charge of €135m:
Sensitivity Analysis – discount rate

Region	31 December 2025	30 April 2025	30 April 2024	30 April 2023
Northern Europe	13%	13%	14%	15%
Southern Europe	N/A	14%	16%	14%
Eastern Europe	N/A	16%	21%	15%
North America	N/A	—%	—%	—%
Long-term growth rate - At 31 December 2025, a rate of 1.6% in Northern Europe would lead to an additional impairment charge of €79m. No other reasonable possible change in long term growth rate would lead to a CGU’s recoverable amount to equal its carrying amount.
Where there are key assumptions for those impairment assessments, the amount by which the recoverable amount exceeds the group of CGUs carrying amount is as follows: for Northern Europe €nil at 31 December 2025 (30 April 2025: €740m), Southern Europe €2,584m at 31 December 2025 (30 April 2025: €976m), Eastern Europe €851m at 31 December 2025 (30 April 2025: €550m), North America €314m at 30 April 2024.
10. Property, plant and equipment

	Land and buildings €m	Plant and equipment €m	Fixtures and fittings €m	Under construction €m	Total €m
Cost
At 1 May 2025	1,514	4,884	151	679	7,228
Additions	8	74	2	212	296
Disposals	(7)	(61)	(3)	—	(71)
Reclassification	1	(33)	1	1	(30)
Transfers	17	309	6	(332)	—
Currency translation	10	35	3	(4)	44
At 31 December 2025	1,543	5,208	160	556	7,467
Depreciation and impairment
At 1 May 2025	(376)	(2,025)	(81)	—	(2,482)
Depreciation charge	(46)	(257)	(10)	—	(313)
Disposals	1	59	3	—	63
Reclassification	—	22	(1)	—	21
Currency translation	(12)	(44)	(4)	—	(60)
At 31 December 2025	(433)	(2,245)	(93)	—	(2,771)
Carrying amount
At 1 May 2025	1,138	2,859	70	679	4,746
At 31 December 2025	1,110	2,963	67	556	4,696

Confidential Treatment Requested by DS Smith Limited

	Land and buildings €m	Plant and equipment €m	Fixtures and fittings €m	Under construction €m	Total €m
Cost
At 1 May 2024	1,377	4,442	138	683	6,640
Contribution from International Paper (Note 27)	195	906	1	25	1,127
Additions	14	111	2	424	551
Disposals	(31)	(94)	(5)	—	(130)
Reclassification	—	27	2	(6)	23
Transfers	51	311	14	(377)	(1)
Assets held for sale	(90)	(774)	—	(69)	(933)
Currency translation	(2)	(45)	(1)	(1)	(49)
At 30 April 2025	1,514	4,884	151	679	7,228
Depreciation and impairment
At 1 May 2024	(337)	(1,853)	(71)	—	(2,261)
Contribution from International Paper (Note 27)	(61)	(492)	(1)	—	(554)
Depreciation charge	(39)	(270)	(13)	—	(322)
Impairment	—	(7)	—	—	(7)
Disposals	7	84	6	—	97
Reclassification	—	(5)	—	—	(5)
Transfers	(1)	2	(1)	—	—
Assets held for sale	52	483	—	—	535
Currency translation	3	33	(1)	—	35
At 30 April 2025	(376)	(2,025)	(81)	—	(2,482)
Carrying amount
At 1 May 2024	1,040	2,589	67	683	4,379
At 30 April 2025	1,138	2,859	70	679	4,746

Confidential Treatment Requested by DS Smith Limited

	Land and buildings €m	Plant and equipment €m	Fixtures and fittings €m	Under construction €m	Total €m
Cost
At 1 May 2023	1,332	4,127	125	566	6,150
Acquisitions	2	5	—	—	7
Additions	20	129	5	497	651
Disposals	(21)	(106)	(5)	(9)	(141)
Reclassification	—	5	—	—	5
Transfers	50	308	16	(374)	—
Currency translation	(6)	(26)	(3)	3	(32)
At 30 April 2024	1,377	4,442	138	683	6,640
Depreciation and impairment
At 1 May 2023	(308)	(1,772)	(63)	—	(2,143)
Acquisitions	—	(3)	—	—	(3)
Depreciation charge	(41)	(235)	(12)	—	(288)
Impairment	1	3	—	—	4
Disposals	10	95	3	—	108
Reclassification	—	(2)	—	—	(2)
Transfers	(14)	17	(3)	—	—
Currency translation	15	44	4	—	63
At 30 April 2024	(337)	(1,853)	(71)	—	(2,261)
Carrying amount
At 1 May 2023	1,024	2,355	62	566	4,007
At 30 April 2024	1,040	2,589	67	683	4,379

Confidential Treatment Requested by DS Smith Limited

	Land and buildings €m	Plant and equipment €m	Fixtures and fittings €m	Under construction €m	Total €m
Cost
At 1 May 2022 (unaudited)	1,243	3,885	111	354	5,593
Additions	37	121	4	472	634
Disposals	(19)	(140)	(5)	—	(164)
Reclassification	38	7	2	(6)	41
Transfers	24	213	8	(245)	—
Currency translation	9	41	5	(9)	46
At 30 April 2023	1,332	4,127	125	566	6,150
Depreciation and impairment
At 1 May 2022 (unaudited)	(260)	(1,554)	(51)	—	(1,865)
Depreciation charge	(35)	(237)	(12)	—	(284)
Impairment	(5)	(24)	—	—	(29)
Disposals	13	105	5	—	123
Reclassification	—	6	—	—	6
Currency translation	(21)	(68)	(5)	—	(94)
At 30 April 2023	(308)	(1,772)	(63)	—	(2,143)
Carrying amount
At 1 May 2022 (unaudited)	983	2,331	60	354	3,728
At 30 April 2023	1,024	2,355	62	566	4,007
Assets under construction mainly relate to production machines in Italy, France, Germany, UK and Portugal and site improvements under construction.
11. Right-of-use assets and lease liabilities
The EMEA Packaging Business leases property, including warehouses and manufacturing facilities, as well as plants and equipment. Rental periods are typically for an average period of 4 years with most leases having extension options.
Extension and termination options are included in some property and equipment leases. These are used to maximise operational flexibility in terms of managing the assets used in the EMEA Packaging Business’ operations and long-term use of properties. The majority of extension and termination options held are exercisable only by the EMEA Packaging Business and not by the respective lessor.

Confidential Treatment Requested by DS Smith Limited
Right-of-use assets

	Land and buildings €m	Plant and equipment €m	Total €m
Cost
At 1 May 2025	253	267	520
Additions	13	36	49
Disposals	(9)	(34)	(43)
Divestments	—	(14)	(14)
Currency translation	1	13	14
At 31 December 2025	258	268	526
Depreciation and impairment
At 1 May 2025	(111)	(139)	(250)
Depreciation charge	(22)	(32)	(54)
Impairment	—	(2)	(2)
Disposals	8	32	40
Currency translation	2	—	2
At 31 December 2025	(123)	(141)	(264)
Carrying amount
At 1 May 2025	142	128	270
At 31 December 2025	135	127	262

Confidential Treatment Requested by DS Smith Limited

	Land and buildings €m	Plant and equipment €m	Total €m
Cost
At 1 May 2024	241	269	510
Contribution from International Paper (Note 27)	46	4	50
Additions	49	64	113
Disposals	(31)	(40)	(71)
Reclassification	—	(23)	(23)
Transfer to assets held for sale (Note 7)	(57)	(10)	(67)
Currency translation	5	3	8
At 30 April 2025	253	267	520
Depreciation and impairment
At 1 May 2024	(102)	(136)	(238)
Contribution from International Paper	(23)	(2)	(25)
Depreciation charge	(43)	(53)	(96)
Impairment	—	(2)	(2)
Disposals	30	42	72
Reclassification	—	8	8
Transfer to assets held for sale (Note 7)	27	4	31
Currency translation	—	—	—
At 30 April 2025	(111)	(139)	(250)
Carrying amount
At 1 May 2024	139	133	272
At 30 April 2025	142	128	270

	Land and buildings €m	Plant and equipment €m	Total €m
Cost
At 1 May 2023	212	244	456
Additions	53	60	113
Disposals	(38)	(36)	(74)
Currency translation	14	1	15
At 30 April 2024	241	269	510
Depreciation and impairment
At 1 May 2023	(93)	(120)	(213)
Depreciation charge	(38)	(50)	(88)
Disposals	30	35	65
Currency translation	(1)	(1)	(2)
At 30 April 2024	(102)	(136)	(238)
Carrying amount
At 1 May 2023	119	124	243
At 30 April 2024	139	133	272

Confidential Treatment Requested by DS Smith Limited

	Land and buildings €m	Plant and equipment €m	Total €m
Cost
At 1 May 2022 (unaudited)	218	227	445
Additions	75	70	145
Disposals	(43)	(51)	(94)
Reclassification	(37)	1	(36)
Currency translation	(1)	(3)	(4)
At 30 April 2023	212	244	456
Depreciation and impairment
At 1 May 2022 (unaudited)	(86)	(125)	(211)
Depreciation charge	(37)	(45)	(82)
Disposals	28	48	76
Currency translation	2	2	4
At 30 April 2023	(93)	(120)	(213)
Carrying amount
At 1 May 2022 (unaudited)	132	102	234
At 30 April 2023	119	124	243
Lease liabilities
The carrying amounts of lease liabilities and the movements during the period are as follows:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
At beginning of the period	286	276	254	242	274
Contribution from International Paper (Note 27)	—	28	—	—
Divestments	—	—	—	—	(1)
Additions	51	115	116	156	60
Accretion of interest	7	17	14	13	13
Payments	(66)	(106)	(98)	(135)	(99)
Early termination	(2)	(6)	(12)	(17)	(4)
Currency translation	—	3	2	(5)	(1)
Transfer to liabilities held for sale (Note 7)	—	(41)	—	—	—
At end of the period	276	286	276	254	242
Current	89	88	87	80	75
Non-current	187	198	189	174	167
Total	276	286	276	254	242

The maturity analysis of lease liabilities is presented in Note 18.

Confidential Treatment Requested by DS Smith Limited
12. Equity accounted investments

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
At beginning of the period	13	20	19	20
Dividends	—	—	(2)	(2)
Share of profit of equity accounted investments, net of tax (continuing operations)	1	—	—	1
Share of profit of equity accounted investments, net of tax (discontinued operations)	—	2	2	1
RKTK reversal of impairment	—	—	12	—
RKTK disposal other divestments (Note 26)	—	—	(12)	—
Transfer to assets held for sale (Note 7)	—	(15)	—	—
Other	—	8	—	—
Currency Translation	—	(2)	1	(1)
At end of the period	14	13	20	19
Principal equity accounted investments

			Ownership interest
	Nature of business	Principal country of operation	31 December 2025	30 April 2025	30 April 2024	30 April 2023	1 May 2022 (unaudited)
Continuing operations
Cartonajes Santander, S.L.	Packaging	Spain	39.6%	39.6%	39.6%	39.6%	39.6%
Cartonajes Cantabria S.L.	Packaging	Spain	39.6%	39.6%	39.6%	39.6%	39.6%
Euskocarton, S.L.	Packaging	Spain	39.6%	39.6%	39.6%	39.6%	39.6%
Industria Cartonera Asturiana S.L.	Packaging	Spain	39.6%	39.6%	39.6%	39.6%	39.6%
Peninsular Cogeneracion S.A. (ES) (2)	Generating steam and electricity	Spain	50.0%	50.0%	—%	—%	—%
Discontinued operations
Philcorr LLC	Packaging	USA	40.0% (1)	40.0% (1)	40.0%	40.0%	40.0%
Philcorr Vineland LLC	Packaging	USA	40.0% (1)	40.0% (1)	40.0%	40.0%	40.0%
PrJSC ‘Rubezhnoye Cardboard and Package Mill’	Paper and packaging	Ukraine	—%	—%	—%	49.6%	49.6%
__________________
(1)Part of North America Paper and Packaging operating unit reclassified to assets held for sale at 30 April 2025.
(2)On 1 July 2016, IP Container Holdings Spain, S.L. purchased 50% of the shares of Peninsular Cogeneracion, S.A., a joint venture with Iberdrola. The joint venture runs a cogeneration plant containing a gas turbine and a steam turbine, both of which are subsidised.
In April 2024, the EMEA Packaging Business sold its previously fully written-down Ukrainian associate, RKTK, for €12m. €6m was received by 30 April 2024 and a further €6m was received in July 2025. This resulted in a €12m gain on divestment in the period ended 30 April 2024.
The above associates are accounted for using the equity method because the EMEA Packaging Business has the ability to exercise significant influence over the investments due to the EMEA Packaging Business’s equity holdings and Board representation.

Confidential Treatment Requested by DS Smith Limited
Summary of financial information of associates
The financial information below is for the EMEA Packaging Business’s associates from continuing operations on a 100% basis for the periods ended:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Current assets	9	8	19	16	18
Non-current assets	3	2	14	15	15
Current liabilities	(1)	(1)	(7)	(6)	(12)
Non-current liabilities	—	—	(5)	(6)	(7)
Revenue	5	1	1	113	91
Profit after tax	1	—	—	5	14
Other comprehensive income	—	—	—	1	—
Total comprehensive income	1	—	—	6	14
13. Other investments

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Investments (unquoted equity securities)	3	5	13	13	15
Restricted cash	3	7	7	8	4
Total	6	12	20	21	19
14. Inventories

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Raw materials and consumables	508	521	428	426	499
Work in progress	28	30	28	29	32
Finished goods	128	114	73	70	109
Total	664	665	529	525	640
Inventory provisions at 31 December 2025 were €71m (30 April 2025: €67m; 30 April 2024: €67m; 30 April 2023:€68m, 1 May 2022 (unaudited): €61m).
Inventories of €2,082m were recognised as an expense during the period ended 31 December 2025 (30 April 2025: €2,883m; 30 April 2024: €2,601m; 30 April 2023: €3,551m) and included within cost of sales.

Confidential Treatment Requested by DS Smith Limited
15. Trade and other receivables

	31 December 2025		30 April 2025		30 April 2024		30 April 2023		1 May 2022 (unaudited)
	Non- current €m	Current €m	Non- current €m	Current €m	Non- current €m	Current €m	Non-current €m	Current €m	Non- current €m	Current €m
Trade receivables	23	1,304	15	1,385	4	1,075	1	1,212	—	1,218
Loss allowance	—	(48)	—	(48)	—	(33)	—	(35)	—	(36)
Prepayments	—	57	—	59	—	65	—	65	—	65
Accrued income and contract assets	—	244	—	262	—	237	—	230	—	273
Other deposits	—	1	—	2	—	34	—	33	—	35
Other receivables	—	178	—	214	—	180	—	143	—	183
Total	23	1,736	15	1,874	4	1,558	1	1,648	—	1,738
Other receivables comprise various items including indirect tax receivables, employee advances and interest receivables. Included within other receivables are energy support receivables of €54m at 31 December 2025 (30 April 2025: €56m; 30 April 2024: €47m; 30 April 2023: €30m, 1 May 2022 (unaudited): €27m), indirect tax receivables of €60m (30 April 2025: €101m; 30 April 2024: €71m; 30 April 2023: €60m; 1 May 2022 (unaudited): €69m) and derivative assets that have matured but remain unsettled of €nil at 31 December 2025 (30 April 2025: €2m; 30 April 2024: €2m; 30 April 2023: €6m; 1 May 2022 (unaudited): €34m).
The EMEA Packaging Business has sold without recourse certain trade receivables and on realisation the receivable is derecognised, and proceeds are presented within operating cash flows. Other deposits relate to these arrangements. Sold trade receivables under these arrangements at 31 December 2025 amounted to €(447)m (30 April 2025: €(466)m; 30 April 2024: €(431)m; 30 April 2023: €(409)m; 1 May 2022 (unaudited): €(454)m). Accrued income amounted to €227m (30 April 2025: €250m; 30 April 2024: €237m; 30 April 2023: €230m, 1 May 2022 (unaudited): €274m).

Confidential Treatment Requested by DS Smith Limited

	Total €m		Of which past due
		Current (not past due) €m	1 month or less €m	1–3 months €m	3–6 months €m	6–12 months €m	More than 12 months €m
At 31 December 2025
Gross trade receivables	1,304	1,123	89	27	14	7	44
Weighted average loss rate	3.7%	0.7%	—%	14.8%	14.3%	—%	77.3%
Loss allowance	(48)	(8)	—	(4)	(2)	—	(34)
At 30 April 2025
Gross trade receivables	1,385	1,243	58	22	9	11	42
Weighted average loss rate	3.5%	0.5%	3.4%	9.1%	22.2%	54.5%	71.4%
Loss allowance	(48)	(6)	(2)	(2)	(2)	(6)	(30)
At 30 April 2024
Gross trade receivables	1,075	1,031	6	7	1	2	28
Weighted average loss rate	(3.1)%	0.5%	20.0%	—%	—%	50.0%	92%
Loss allowance	(33)	(5)	(1)	—	—	(1)	(26)
At 30 April 2023
Gross trade receivables	1,212	1,112	60	8	3	2	27
Weighted average loss rate	2.9%	0.4%	3.8%	28.6%	33.0%	—%	92.0%
Loss allowance	(35)	(5)	(2)	(2)	(1)	—	(25)
At 1 May 2022 (unaudited)
Gross trade receivables	1,219	1,152	19	13	4	4	27
Weighted average loss rate	3.0%	0.5%	5.3%	7.7%	25.0%	25.0%	96.3%
Loss allowance	(36)	(6)	(1)	(1)	(1)	(1)	(26)
Movement in loss allowance

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
At beginning of the period	(48)	(33)	(35)	(35)
Contribution from International Paper (Note 27)	—	(17)	—	—
Amounts written off	3	2	2	2
Net remeasurement of loss allowance	(1)	(1)	—	(2)
Transfer to held for sale	—	1	—	—
Currency translation	(2)	—	—	—
At end of the period	(48)	(48)	(33)	(35)
Concentrations of credit risk with respect to trade receivables are limited due to the scale and diversity of the EMEA Packaging Business’s customer base. The majority of customers are credit insured and the EMEA Packaging Business has a history of low levels of losses in respect of trade receivables.
The loss allowance represents the EMEA Packaging Business’s expected credit losses on trade receivables as defined under IFRS 9 Financial Instruments. The expected credit losses are estimated using a provision matrix by grouping trade receivables based on shared credit risk characteristics and the days past due. Expected loss rates are calculated by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The accounting impact of credit insurance is not considered integral to the consideration of the carrying value of the trade receivables.

Confidential Treatment Requested by DS Smith Limited
16. Trade and other payables

	31 December 2025		30 April 2025		30 April 2024		30 April 2023		1 May 2022 (unaudited)
	Non- current €m	Current €m	Non- current €m	Current €m	Non- current €m	Current €m	Non-current €m	Current €m	Non- current €m	Current €m
Trade payables	—	(1,324)	—	(1,474)	—	(1,465)	—	(1,785)	—	(2,290)
Interest payable	—	(34)	—	(61)	—	(67)	—	(18)	—	(28)
Other non-trade payables and accrued expenses	(40)	(573)	(32)	(689)	(35)	(614)	(40)	(777)	(44)	(665)
Total	(40)	(1,931)	(32)	(2,224)	(35)	(2,146)	(40)	(2,580)	(44)	(2,983)
The EMEA Packaging Business assesses the supply chain finance programmes to ascertain whether liabilities to suppliers who have chosen to access an earlier payment under the scheme continue to meet the definition of trade payables or should be reclassified as borrowings. The EMEA Packaging Business has concluded that the EMEA Packaging Business’s liability to the supplier remains unchanged for all such programmes and, as such, these balances remain in trade payables and the cash flows associated with these programmes remain within operating cash flows.
Included in trade payables are amounts at 31 December 2025 of €239m (30 April 2025: €223m; 30 April 2024: €246m; 30 April 2023: €374m; 1 May 2022 (unaudited): €460m) for which suppliers have received payment from finance providers under trade finance facilities. Judgement is required to assess the payables subject to these arrangements and whether they should continue to be classified as trade payables, and whether the cash flows should continue to be classified as cash flows from operating activities. Suppliers choose to enter into these arrangements at their discretion for working capital management purposes, which provide access to favourable interest rates from the finance providers based on the EMEA Packaging Business’s favourable credit rating. If suppliers do not choose early payment under these arrangements, their invoices are settled by the finance providers in accordance with the originally agreed payment terms. Facilities are provided by approved bank counterparties and are uncommitted. The EMEA Packaging Business does not pay any additional interest to the finance providers on the amounts owed to suppliers. Payment dates and terms for the EMEA Packaging Business do not vary based on whether the supplier chooses to factor their receivable.
These arrangements do not provide the EMEA Packaging Business with a significant benefit of additional financing and accordingly are classified as trade payables. The total size of these facilities at 31 December 2025 is €828m (30 April 2025: €848m; 30 April 2024: €883m; 30 April 2023: €866m; 1 May 2022 (unaudited): €895m). Of these facilities, €828m (30 April 2025: €848m; 30 April 2024: €883m; 30 April 2023: €866m; 1 May 2022 (unaudited): €895m) are subject to payment terms which are in line with normal payment terms for the suppliers and are paid in a range of 60 to 120 days.
Included within other non-trade payables and accrued expenses are:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Indirect tax payables	(26)	(77)	(78)	(75)	(50)
Capital creditors	(27)	(59)	(93)	(59)	(40)
Employee cost accruals	(122)	(127)	(121)	(169)	(147)
Payroll and other taxes	(78)	(111)	(66)	(62)	(56)
Holiday pay	(78)	(82)	(72)	(72)	(74)
Derivatives matured but unsettled	(7)	(5)	(10)	(21)	—

Confidential Treatment Requested by DS Smith Limited
Trade and other payables to International Paper comprise trading payables and other amounts owed to International Paper and other entities within the International Paper group that are outside the EMEA Packaging Business transaction perimeter. These balances arise from the purchase of goods and services from International Paper group entities in the ordinary course of business and from corporate cost allocations recharged by International Paper, including costs relating to group finance, legal, human resources, information technology, executive management and insurance. These balances are unsecured, non-interest bearing and are settled on normal trading terms. No payables to International Paper arose for the periods ended 30 April 2024 and 30 April 2023 as the acquisition of DS Smith by International Paper completed on 31 January 2025. Further details of related party transactions and balances are disclosed in Note 28.
17. Cash and cash equivalents

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Bank balances	435	340	490	522	558
Short-term deposits	21	83	72	7	418
Cash and cash equivalents	456	423	562	529	976
Bank overdrafts	(213)	(102)	(104)	(118)	(87)
Cash and cash equivalents included in held for sale (Note 7)	—	4	—	—	—
Net cash and cash equivalents (combined statement of cash flows)	243	325	458	411	889
18. Borrowings

Confidential Treatment Requested by DS Smith Limited

	For the 8 months ended			For the year ended 30 April									For the period
	31 December 2025			2025			2024			2023			1 May 2022 (unaudited)
	Current €m	Non-current €m	Total €m	Current €m	Non- current €m	Total €m	Current €m	Non-current €m	Total €m	Current €m	Non- current €m	Total €m	Current €m	Non-current €m	Total €m
Bank and other loans	(57)	(990)	(1,047)	(56)	(911)	(967)	(2)	(9)	(11)	(48)	(340)	(388)	(5)	(2)	(7)
Commercial paper	—	—	—	—	—	—	—	—	—	(27)	—	(27)	(44)	—	(44)
Medium-term notes and other fixed-term debt
$268m USD private placement 4.65% weighted average coupon August 2021-2022	—	—	—	—	—		—	—	—	—	—	—	(254)	—	(254)
€500m euro Medium Term Note 2.25% coupon September 2022	—	—	—	—	—	—	—	—	—	—	—	—	(501)	—	(501)
€27.6m term loan 1.4% coupon Sept 2025	—	—	—	—	—	—	—	—	—	—	—		(8)	(19)	(27)
€750m euro Medium Term Note 1.375% coupon July 2024	—	—	—	—	—	—	—	—	—	—	(750)	(750)	—	(745)	(745)
€18.8m term loan 1.4% coupon Sept 2025	—	—	—	—	—	—	—	—	—	(9)	(10)	(19)	—	—	—
€452.4m medium-term note 1.375% coupon July 2024	—	—	—	—	—	—	(454)	—	(454)	—	—	—	—	—	—
€10m term loan 1.4% coupon September 2025	—	—	—	—	—	—	(9)	(1)	(10)	—	—	—	—	—	—
€600m medium-term note 0.875% coupon September 2026	(600)	—	(600)	—	(599)	(599)	—	(598)	(598)	—	(596)	(596)	—	(595)	(595)
€850m medium-term note 4.375% coupon July 2027	(1)	(847)	(848)	—	(846)	(846)	—	(843)	(843)	—	—	—	—	—	—
€200m term loan 2.83% coupon March 2029	(50)	(109)	(159)	(51)	(147)	(198)	—	—	—	—	—	—	—	—	—
£250m medium-term note 2.875% coupon July 2029	—	(287)	(287)	—	(292)	(292)	—	(291)	(291)	—	(283)	(283)	—	(297)	(297)
€650m medium-term note 4.5% coupon July 2030	—	(645)	(645)	—	(647)	(647)	—	(645)	(645)	—	—	—	—	—	—
Total	(708)	(2,878)	(3,586)	(107)	(3,442)	(3,549)	(465)	(2,387)	(2,852)	(84)	(1,979)	(2,063)	(812)	(1,658)	(2,470)

Confidential Treatment Requested by DS Smith Limited
Borrowings are unsecured and measured at amortised cost. There were no breaches of covenants during the periods presented in relation to the above borrowings between 1 May 2022 and 30 April 2025. Following the acquisition of DS Smith by International Paper, the covenants on the DS Smith debt outstanding were replaced by guarantees directly with International Paper in March 2025.
Of the total borrowing facilities available to the EMEA Packaging Business, the undrawn committed facilities available were as follows:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Expiring within one year	60	—	351	—	—
Expiring between one and two years	446	60	60	909	—
Expiring between two and five years	—	562	1,287	971	1,728
Expiring after five years	—	—	—	—	—
	506	622	1,698	1,880	1,728
The €506m of undrawn facilities as at 31 December 2025 consist of revolving credit facilities.
The repayment profile of the EMEA Packaging Business’s borrowings, after taking into account the effect of forward foreign exchange contracts, is as follows:

	31 December 2025
	1 year or less €m	1–2 years €m	2–5 years €m	More than 5 years €m	Total €m
Borrowings
Fixed rate	(651)	(847)	(1,041)	—	(2,539)
Floating rate	(57)	—	(990)	—	(1,047)
Total borrowings	(708)	(847)	(2,031)	—	(3,586)

	30 April 2025
	1 year or less €m	1–2 years €m	2–5 years €m	More than 5 years €m	Total €m
Borrowings
Fixed rate	(51)	(651)	(1,235)	(645)	(2,582)
Floating rate	(56)	(1)	(909)	(1)	(967)
Total borrowings	(107)	(652)	(2,144)	(646)	(3,549)

	30 April 2024
	1 year or less €m	1–2 years €m	2–5 years €m	More than 5 years €m	Total €m
Borrowings
Fixed rate	(465)	(5)	(1,444)	(938)	(2,852)
Floating rate	—	—	—	—	—
Total borrowings	(465)	(5)	(1,444)	(938)	(2,852)

Confidential Treatment Requested by DS Smith Limited

	30 April 2023
	1 year or less €m	1–2 years €m	2–5 years €m	More than 5 years €m	Total €m
Borrowings
Fixed rate	(84)	(763)	(594)	(284)	(1,725)
Floating rate	—	—	(338)	—	(338)
Total borrowings	(84)	(763)	(932)	(284)	(2,063)

	1 May 2022 (unaudited)
	1 year or less €m	1–2 years €m	2–5 years €m	More than 5 years €m	Total €m
Borrowings
Fixed rate	(810)	(8)	(1,354)	(297)	(2,469)
Floating rate	(1)	—	—	—	(1)
Total borrowings	(811)	(8)	(1,354)	(297)	(2,470)
The EMEA Packaging Business’s borrowings, including the effect of forward foreign exchange contracts, are denominated in the following currencies:

	31 December 2025
	Sterling €m	Euro €m	US dollar €m	Other €m	Total €m
Borrowings
Fixed rate	(287)	(2,252)	—	—	(2,539)
Floating rate	—	(1,047)	—	—	(1,047)
	(287)	(3,299)	—	—	(3,586)
Net cash and cash equivalents (including bank overdrafts)
Floating rate	21	28	37	157	243
Net borrowings at 31 December 2025	(266)	(3,271)	37	157	(3,343)

	30 April 2025
	Sterling €m	Euro €m	US dollar €m	Other €m	Total €m
Borrowings
Fixed rate	(294)	(2,207)	(79)	(2)	(2,582)
Floating rate	—	(966)	—	(1)	(967)
	(294)	(3,173)	(79)	(3)	(3,549)
Net cash and cash equivalents (including bank overdrafts)
Floating rate	(92)	153	105	155	321
Net borrowings at 30 April 2025	(386)	(3,020)	26	152	(3,228)

Confidential Treatment Requested by DS Smith Limited

	30 April 2024
	Sterling €m	Euro €m	US dollar €m	Other €m	Total €m
Borrowings
Fixed rate	(179)	(2,527)	(146)	—	(2,852)
Floating rate	—	—	—	—	—
	(179)	(2,527)	(146)	—	(2,852)
Net cash and cash equivalents (including bank overdrafts)
Floating rate	44	239	7	168	458
Net borrowings at 30 April 2024	(135)	(2,288)	(139)	168	(2,394)

	30 April 2023
	Sterling €m	Euro €m	US dollar €m	Other €m	Total €m
Borrowings
Fixed rate	(111)	(1,348)	(265)	(1)	(1,725)
Floating rate	(238)	(100)	—	—	(338)
	(349)	(1,448)	(265)	(1)	(2,063)
Net cash and cash equivalents (including bank overdrafts)
Floating rate	(26)	273	15	149	411
Net borrowings at 30 April 2023	(375)	(1,175)	(250)	148	(1,652)

	1 May 2022 (unaudited)
	Sterling €m	Euro €m	US dollar €m	Other €m	Total €m
Borrowings
Fixed rate	(238)	(1,958)	(271)	(2)	(2,469)
Floating rate	—	(1)	—	—	(1)
	(238)	(1,959)	(271)	(2)	(2,470)
Net cash and cash equivalents (including bank overdrafts)
Floating rate	107	565	67	150	889
Net borrowings at 1 May 2022 (unaudited)	(131)	(1,394)	(204)	148	(1,581)
At 31 December 2025, 92% of the EMEA Packaging Business’s borrowings, after taking into account the effect of forward foreign exchange contracts, were denominated in euros to hedge the underlying assets of the EMEA Packaging Business’s European operations (30 April 2025: 89%; 30 April 2024: 89%; 30 April 2023: 70%). Interest rates on floating rate borrowings are based on EURIBOR, or where applicable, local currency base rates.
Maturity of lease liabilities

	1 year or less €m	1–2 years €m	2–5 years €m	More than 5 years €m	Total €m
At 31 December 2025	(89)	(67)	(88)	(32)	(276)
At 30 April 2025	(89)	(68)	(97)	(32)	(286)
At 30 April 2024	(88)	(60)	(90)	(38)	(276)
At 30 April 2023	(79)	(58)	(83)	(34)	(254)
At 1 May 2022 (unaudited)	(75)	(55)	(73)	(39)	(242)

Confidential Treatment Requested by DS Smith Limited
Denomination of lease liabilities

	Sterling €m	Euro €m	US dollar €m	Other €m	Total €m
At 31 December 2025	(63)	(139)	(8)	(66)	(276)
At 30 April 2025	(56)	(153)	(9)	(68)	(286)
At 30 April 2024	(63)	(116)	(44)	(53)	(276)
At 30 April 2023	(62)	(124)	(39)	(29)	(254)
At 1 May 2022 (unaudited)	(50)	(120)	(45)	(27)	(242)
Changes in liabilities arising from financing activities

	At 1 May 2025 €m	Financing cash flows €m	Acquisitions and divestments €m	New leases and early termination €m	Movements in fair value €m	Other €m	At 31 December 2025 €m
Bank and other loans, including commercial paper	(967)	(104)	—	—	—	24	(1,047)
Medium-term notes and other fixed-term debt	(2,582)	38	—	—	—	5	(2,539)
Lease liabilities	(286)	59	—	(46)	—	(3)	(276)
Note Payable – Related Party	(478)	10	—	—	—	418	(50)
Derivative financial instruments relating to hedging of financial liabilities
Assets	2	—	—	—	(2)	—	—
Total liabilities from financing activities	(4,311)	3	—	(46)	(2)	444	(3,912)

	At 1 May 2024 €m	Contribution from International Paper €m	Financing cash flows €m	Acquisitions and divestments €m	New leases and early termination €m	Movements in fair value €m	Other €m	At 30 April 2025 €m
Bank and other loans, including commercial paper	(11)	—	(956)	—	—	—	—	(967)
Medium-term notes and other fixed-term debt	(2,841)	—	265	—	—	—	(6)	(2,582)
Lease liabilities	(276)	(26)	89	41	(111)	—	(3)	(286)
Note Payable – Related Party	—	(586)	101	—	—	—	7	(478)
Derivative financial instruments related to hedging of financial liabilities
Assets	—	—	(4)	—	—	6	—	2
Liabilities	—	—	—	—	—	—	—	—
Total liabilities from financing activities	(3,128)	(612)	(505)	41	(111)	6	(2)	(4,311)

	At 1 May 2023 €m	Financing cash flows €m	Acquisitions and divestments €m	New leases and early termination €m	Movements in fair value €m	Other €m	At 30 April 2024 €m
Bank and other loans, including commercial paper	(415)	413	—	—	—	(9)	(11)
Medium-term notes and other fixed-term debt	(1,648)	(1,189)	—	—	—	(4)	(2,841)
Lease liabilities	(254)	76	—	(100)	—	2	(276)
Derivative financial instruments related to hedging of financial liabilities
Assets	—	—	—	—	—	—	—
Liabilities	—	—	—	—	—	—	—
Total liabilities from financing activities	(2,317)	(700)	—	(100)	—	(11)	(3,128)

Confidential Treatment Requested by DS Smith Limited

	At 1 May 2022 €m	Financing cash flows €m	Acquisitions and divestments €m	New leases and early termination €m	Movements in fair value €m	Other €m	At 30 April 2023 €m
Bank and other loans, including commercial paper	(51)	(365)	—	—	—	1	(415)
Medium-term notes and other fixed-term debt	(2,418)	764	—	—	—	6	(1,648)
Lease liabilities	(242)	128	—	(139)	—	(1)	(254)
Derivative financial instruments related to hedging of financial liabilities
Assets	14	(16)	—	—	2	—	—
Liabilities	—	—	—	—	—	—	—
Total liabilities from financing activities	(2,697)	511	—	(139)	2	6	(2,317)
Included within acquisitions and divestments as at 30 April 2025 are €41 million of lease liabilities transferred to liabilities held for sale (Note 7).
Other changes include non-cash movements on related party notes payable, foreign exchange movements and amortisation of capitalised borrowing costs.
Financing cash flows consist of the net amount of proceeds from borrowings, repayment of borrowings, repayment of lease obligations and proceeds from settlement of derivative financial instruments in the combined statement of cash flows. Payments in respect of and proceeds from settlement of derivative financial instruments under financing activities in the combined statement of cash flows relate solely to derivative financial instruments used to hedge the EMEA Packaging Business’s borrowings and net assets of foreign operations. Operating cash flows include settlement of commodity derivatives.
19. Financial instruments
The principal risks faced by the EMEA Packaging Business relate to capital, market (interest rate, foreign currency and commodity), credit and liquidity. The derivative financial instruments set out in this note have been entered into in line with the EMEA Packaging Business’s risk management objectives. The EMEA Packaging Business’s treasury policy prohibits the use of speculative transactions.
(a)Financial instruments by category
The EMEA Packaging Business recognises the following financial instruments on its balance sheet.

Confidential Treatment Requested by DS Smith Limited

		For the 8 months ended
		31 December 2025
		At amortised cost €m	At fair value through profit and loss €m	At fair value through other comprehensive income €m	Total €m
Financial assets	Notes
Cash and cash equivalents	17	456	—	—	456
Restricted cash	13	3	—	—	3
Other investments	13	—	—	3	3
Trade and other receivables	15	1,759	—	—	1,759
Derivative financial instruments	19	—	39	—	39
Total financial assets		2,218	39	3	2,260
Financial liabilities
Trade and other payables	16	(1,971)	—	—	(1,971)
Bank and other loans	18	(1,047)	—	—	(1,047)
Medium-term notes and other fixed-term debt	18	(2,539)	—	—	(2,539)
Lease liabilities	11	(276)	—	—	(276)
Bank overdrafts	17	(213)	—	—	(213)
Derivative financial instruments	19	—	(72)	—	(72)
Total financial liabilities		(6,046)	(72)	—	(6,118)

		For period ended
		30 April 2025
		At amortised cost €m	At fair value through profit and loss €m	At fair value through other comprehensive income €m	Total €m
Financial assets	Notes
Cash and cash equivalents	17	423	—	—	423
Restricted cash	13	7	—	—	7
Other investments	13	—	—	5	5
Trade and other receivables	15	1,889	—	—	1,889
Derivative financial instruments	19	—	56	—	56
Total financial assets		2,319	56	5	2,380
Financial liabilities
Trade and other payables	16	(2,256)	—	—	(2,256)
Bank and other loans	18	(967)	—	—	(967)
Medium-term notes and other fixed-term debt	18	(2,582)	—	—	(2,582)
Lease liabilities	11	(286)	—	—	(286)
Bank overdrafts	17	(102)	—	—	(102)
Derivative financial instruments	19	—	(98)	—	(98)
Total financial liabilities		(6,193)	(98)	—	(6,291)

Confidential Treatment Requested by DS Smith Limited

		For period ended
		30 April 2024
		At amortised cost €m	At fair value through profit and loss €m	At fair value through other comprehensive income €m	Total €m
Financial assets	Notes
Cash and cash equivalents	17	562	—	—	562
Restricted cash	13	7	—	—	7
Other investments	13	—	—	13	13
Trade and other receivables	15	1,562	—	—	1,562
Derivative financial instruments	19	—	84	—	84
Total financial assets		2,131	84	13	2,228
Financial liabilities
Trade and other payables	16	(2,181)	—	—	(2,181)
Bank and other loans	18	(11)	—	—	(11)
Medium-term notes and other fixed-term debt	18	(2,841)	—	—	(2,841)
Lease liabilities	11	(276)	—	—	(276)
Bank overdrafts	17	(104)	—	—	(104)
Derivative financial instruments	19	—	(209)	—	(209)
Total financial liabilities		(5,413)	(209)	—	(5,622)

		For period ended
		30 April 2023
		At amortised cost €m	At fair value through profit and loss €m	At fair value through other comprehensive income €m	Total €m
Financial assets	Notes
Cash and cash equivalents	17	529	—	—	529
Restricted cash	13	8	—	—	8
Other investments	13	—	—	13	13
Trade and other receivables	15	1,649	—	—	1,649
Derivative financial instruments	19	—	337	—	337
Total financial assets		2,186	337	13	2,536
Financial liabilities
Trade and other payables	16	(2,620)	—	—	(2,620)
Bank and other loans	18	(388)	—	—	(388)
Commercial paper	18	(27)	—	—	(27)
Medium-term notes and other fixed-term debt	18	(1,648)	—	—	(1,648)
Lease liabilities	11	(254)	—	—	(254)
Bank overdrafts	17	(118)	—	—	(118)
Derivative financial instruments	19	—	(378)	—	(378)
Total financial liabilities		(5,055)	(378)	—	(5,433)

Confidential Treatment Requested by DS Smith Limited

		For period ended
		1 May 2022 (unaudited)
		At amortised cost €m	At fair value through profit and loss €m	At fair value through other comprehensive income €m	Total €m
Financial assets	Notes
Cash and cash equivalents	17	976	—	—	976
Restricted cash	13	4	—	—	4
Other investments	13	—	—	15	15
Trade and other receivables	15	1,738	—	—	1,738
Derivative financial instruments	19	—	903	—	903
Total financial assets		2,718	903	15	3,636
Financial liabilities
Trade and other payables	16	(3,027)	—	—	(3,027)
Bank and other loans	18	(7)	—	—	(7)
Commercial paper	18	(44)	—	—	(44)
Medium-term notes and other fixed-term debt	18	(2,419)	—	—	(2,419)
Lease liabilities	11	(242)	—	—	(242)
Bank overdrafts	17	(87)	—	—	(87)
Derivative financial instruments	19	—	(77)	—	(77)
Total financial liabilities		(5,826)	(77)	—	(5,903)
The following table provides an analysis of financial instruments that are recognised at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:
•Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities at the balance sheet date. This level includes the medium-term notes listed on the Luxembourg stock exchange.
•Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The fair value of financial instruments is determined by discounting future cash flows using market yield curves, with credit risk adjustments incorporated in the derivative valuations.
•Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market exists. The EMEA Packaging Business uses forward prices for valuing forward foreign exchange and commodity contracts and uses valuation models with present value calculations based on market yield curves to value fixed rate borrowings. All derivative financial instruments are shown at fair value in the combined statement of financial position.

Confidential Treatment Requested by DS Smith Limited
The EMEA Packaging Business’s medium-term notes and other fixed-term debt are in effective cash flow and net investment hedges.
(i) Fair value estimation of amounts held at amortised cost
The fair values of financial assets and liabilities are based on prices available from the market on which the instruments are traded. Where market values are not available, the fair values of financial assets and liabilities have been calculated by discounting expected future cash flows at prevailing interest rates. Fair values of financial assets and liabilities which bear floating rates of interest or are short term in nature are estimated to be equivalent to their carrying amounts. The fair values of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables, bank and other loans, commercial paper, lease liabilities and bank overdrafts are assumed to be approximate to their book values.

		For the 8 months ended		For the year ended 30 April						For the period
		31 December 2025		2025		2024		2023		1 May 2022 (unaudited)
		Carrying amount €m	Fair value €m	Carrying amount €m	Fair value €m	Carrying amount €m	Fair value €m	Carrying amount €m	Fair value €m	Carrying amount €m	Fair value €m
Financial liabilities	Level
Medium-term notes	1	(2,380)	(2,421)	(2,384)	(2,414)	(2,831)	(2,777)	(1,629)	(1,550)	(2,138)	(2,111)
Other fixed-term debt	2	(159)	(162)	(198)	(194)	(10)	(10)	(19)	(19)	(281)	(284)
(ii)Fair value measurements recognised in the balance sheet
Derivative financial instruments include forward foreign exchange and commodity contracts, which are recognised at fair value within level 2 of the hierarchy. Other investments are level 3 financial instruments and are fair valued based on discounted cash flows. There have been no transfers between levels 1, 2 and 3 for any of the periods presented.
(b)Derivative financial instruments
The EMEA Packaging Business uses foreign exchange and commodity derivative financial instruments to manage the risks associated with the EMEA Packaging Business’s underlying business activities and the financing of these activities. Commodity risks are managed through a dynamic portfolio approach.
The derivative assets and liabilities of the EMEA Packaging Business are as follows:

	Assets					Liabilities
	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Derivatives held to:
Manage the currency exposures on business activities, borrowings and net investments	—	2	—	—	14	—	—	—	—	—
Derivatives held to hedge future transactions:
Forward foreign exchange contracts	—	—	—	1	1	—	—	—	(2)	—
Energy and carbon certificate costs	39	53	83	336	888	(72)	(98)	(209)	(376)	(77)
Derivatives not in a formal hedging relationship:	—	—	—	—	—	—	—	—	—	—
Energy and carbon certificate costs	—	1	1	—	—	—	—	—	—	—
Total derivative financial instruments	39	56	84	337	903	(72)	(98)	(209)	(378)	(77)
Current	28	36	70	152	320	(54)	(77)	(130)	(324)	(50)
Non-current	11	20	14	185	583	(18)	(21)	(79)	(54)	(27)
The table below sets out the effects of commodity risk hedge accounting in relation to energy and carbon credits on the EMEA Packaging Business’s financial position and performance. The notional quantities of commodity

Confidential Treatment Requested by DS Smith Limited
derivatives designated in hedging relationships are expressed in terawatt-hours (“TWh”), megawatt-hours (“MWh”), kilotons (“kt”), and metric tons (“t”).

	For the 8 months ended
	31 December 2025
	Assets		Liabilities
	Gross long €m	Gross short €m	Gross long €m	Gross short €m
Carrying Amount - Gross	44		(77)
Notional Quantity
Gas (in TWh)	0.78	(4.37)	12.54	—
Power (in TWh)	0.74	(0.36)	0.92	(0.14)
Carbon (in kt)	—	—	—	—
Gasoil and Coal (in kt)	—	—	—	—
Maturity dates	Jan 2026 - Dec 2031		Jan 2026 - Dec 2028
Hedge ratio	1:1	1:1	1:1	1:1
Weighted average strike rate for outstanding hedging instruments
Gas (€/MWh)	25.26	31.31	30.38	—
Power (€/MWh)	62.10	95.10	76.05	82.72
Carbon (€/t)	—	—	—	—
Gasoil and Coal (€/t)	—	—	—	—

Confidential Treatment Requested by DS Smith Limited

	For the year ended
	30 April 2025
	Assets		Liabilities
	Gross long €m	Gross short €m	Gross long €m	Gross short €m
Carrying Amount - Gross	61		(105)
Notional Quantity
Gas (in TWh)	2.48	(6.78)	10.44	(0.87)
Power (in TWh)	0.64	(0.38)	0.94	(0.24)
Carbon (in kt)	30.00	—	164.90	—
Gasoil and Coal (in kt)	16.11	—	16.11	—
Maturity dates	May 2025 - Dec 2031		May 2025 - Mar 2028
Hedge ratio	1:1	1:1	1:1	1:1
Weighted average strike rate for outstanding hedging instruments
Gas (€/MWh)	20.60	33.58	38.90	28.50
Power (€/MWh)	59.75	102.56	89.26	94.05
Carbon (€/t)	61.35	—	81.94	—
Gasoil and Coal (€/t)	52.66	—	49.76	—

	For the year ended
	30 April 2024
	Assets		Liabilities
	Gross long €m	Gross short €m	Gross long €m	Gross short €m
Carrying Amount - Gross	91		(216)
Notional Quantity
Gas (in TWh)	3.47	(2.82)	12.58	(1.65)
Power (in TWh)	0.57	(0.44)	0.82	(0.26)
Carbon (in kt)	30.00	—	797.64	—
Gasoil and Coal (in kt)	53.00	—	3.00	—
Maturity dates	May 2024 - Dec 2031		May 2024 - Sept 2027
Hedge ratio	1:1	1:1	1:1	1:1
Weighted average strike rate for outstanding hedging instruments
Gas (€/MWh)	23.12	49.86	40.14	30.99
Power (€/MWh)	48.44	133.72	134.65	93.93
Carbon (€/t)	61.35	—	83.82	—
Gasoil and Coal (€/t)	57.62	—	97.27	—

Confidential Treatment Requested by DS Smith Limited

	For the year ended
	30 April 2023
	Assets		Liabilities
	Gross long €m	Gross short €m	Gross long €m	Gross short €m
Carrying Amount - Gross	355		(395)
Notional Quantity
Gas (in TWh)	9.41	(2.81)	7.00	(0.99)
Power (in TWh)	0.95	(0.30)	0.56	(0.12)
Carbon (in kt)	638.66	—	240.00	—
Gasoil and Coal (in kt)	—	—	—	—
Maturity dates	May 2023 - Dec 2031		May 2023 - Dec 2025
Hedge ratio	1:1	1:1	1:1	1:1
Weighted average strike rate for outstanding hedging instruments
Gas (€/MWh)	23.75	73.35	80.13	38.69
Power (€/MWh)	69.65	174.30	237.61	116.88
Carbon (€/t)	73.72	—	93.13	—
Gasoil and Coal (€/t)	—	—	—	—

	For the period
	1 May 2022 (Unaudited)
	Assets		Liabilities
	Gross long €m	Gross short €m	Gross long €m	Gross short €m
Carrying Amount - Gross	912		(101)
Notional Quantity
Gas (in TWh)	16.15	(0.03)	0.79	(1.30)
Power (in TWh)	1.40	(0.33)	0.05	(0.29)
Carbon (in kt)	558.66	—	690.00	(248.66)
Gasoil and Coal (in kt)	—	—	—	—
Maturity dates	May 2022 - Dec 2031		May 2022 - Dec 2025
Hedge ratio	1:1	1:1	1:1	1:1
Weighted average strike rate for outstanding hedging instruments
Gas (€/MWh)	29.86	100.10	106.94	33.84
Power (€/MWh)	71.43	248.29	177.12	168.90
Carbon (€/t)	70.31	—	86.90	83.23
Gasoil and Coal (€/t)	—	—	—	—
All energy and carbon derivative financial assets and liabilities are subject to master offsetting agreements and counterparty offsetting arrangements.  The counterparty offsetting arrangements allow offsetting of invoices due on the same date and in the same currency, which continue to be enforceable on default, insolvency or bankruptcy.  Master offsetting agreements enforce netting of final balances on default, early termination, insolvency or bankruptcy. The net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability

Confidential Treatment Requested by DS Smith Limited
simultaneously. No financial assets or liabilities are collateralised. The following table sets out the derivative financial assets and liabilities that are subject to counterparty offsetting.

	For the 8 months ended			For the year ended 30 April									For the period
	31 December 2025			2025			2024			2023			1 May 2022 (unaudited)
	Gross €m	Offset €m	Net €m	Gross €m	Offset €m	Net €m	Gross €m	Offset €m	Net €m	Gross €m	Offset €m	Net €m	Gross €m	Offset €m	Net €m
Derivative financial assets	44	(5)	39	63	(7)	56	91	(7)	84	356	(19)	337	927	(24)	903
Derivative financial liabilities	(77)	5	(72)	(105)	7	(98)	(216)	7	(209)	(397)	19	(378)	(101)	24	(77)
(c)Cash flow and net investment hedges
(i)Hedge reserves
There is an economic relationship between the hedged items and the hedging instruments as the terms of the foreign exchange and commodity derivative contracts match the terms of the expected highly probable forecast transactions. The EMEA Packaging Business has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of foreign exchange and commodity derivative contracts is identical to the hedged risk components. To test the hedge effectiveness, the EMEA Packaging Business uses the hypothetical derivative method and compares the changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks.
Hedge ineffectiveness can arise from:
•Differences in the timing of the cash flows of the hedged items and the hedging instruments
•Different indexes linked to the hedged risk of the hedged items and hedging instruments
•The counterparties’ credit risk impacting the fair value movements of the hedging instrument compared to the hedged items
•Changes to the forecasted cash flows of hedged items

Confidential Treatment Requested by DS Smith Limited
Set out below is the reconciliation of each component in the hedging reserve:

	Commodity risk €m	Foreign exchange risk €m	Total €m
At 1 May 2022 (unaudited)	712	—	712
(Loss)/gain on designated cash flow hedges:
Cross-currency swaps	—	8	8
Commodity contracts	(99)	—	(99)
Forward foreign exchange contracts	—	(1)	(1)
Loss reclassified from equity to the income statement:
Cross-currency swaps	—	(9)	(9)
Commodity contracts	(644)	—	(644)
Deferred tax	172	—	172
At 30 April 2023	141	(2)	139
(Loss)/gain on designated cash flow hedges:
Commodity contracts	(274)	—	(274)
Forward foreign exchange contracts	—	1	1
Loss reclassified from equity to the income statement:
Commodity contracts	30	—	30
Deferred tax	48	—	48
At 30 April 2024	(55)	(1)	(56)
(Loss)/gain on designated cash flow hedges:
Commodity contracts	61	—	61
Forward foreign exchange contracts	—	—	—
Cross currency swaps	—	—	—
Loss reclassified from equity to the income statement:
Commodity contracts	(22)	—	(22)
Deferred tax	(6)	—	(6)
At 30 April 2025	(22)	(1)	(23)
(Loss)/gain on designated cash flow hedges:
Commodity contracts	31	—	31
Cross currency swaps	—	—	—
Forward foreign exchange contracts	—	—	—
Loss reclassified from equity to the income statement:
Commodity contracts	(41)	—	(41)
Cross currency swaps	—	—	—
Forward foreign exchange contracts	—	—	—
Reclassification between reserves	—	—	—
Deferred tax	(3)	—	(3)
At 31 December 2025	(35)	(1)	(36)

Confidential Treatment Requested by DS Smith Limited
The amounts reclassified to the income statement from the cash flow hedging reserve during the period are reflected in the following items in the income statement.

	For the 8 months ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Operating costs	(41)	(22)	30	(643)
Finance costs	—	—	—	(10)
Total pre-tax (loss)/gain reclassified from equity to the income statement during the period	(41)	(22)	30	(653)
All reclassifications were transferred because the hedged item had affected profit or loss. There was €nil recognised ineffectiveness during the period ended 31 December 2025 (30 April 2025: €nil; 30 April 2024: €nil; 30 April 2023: €nil) in respect of cross-currency swaps, forward foreign exchange contracts and commodity derivatives.
(ii)Hedges of net investments in foreign operations
The EMEA Packaging Business utilises foreign currency borrowings, revolving credit facility and forward foreign exchange contracts as hedging instruments in net investment hedge relationships to hedge the foreign currency translation risk arising from its net investments in foreign subsidiaries whose functional currencies differ from the function currency.
There is an economic relationship between the hedged items (the net assets of the hedged foreign operations) and the hedging instruments (the designated foreign currency borrowings and derivatives) because the foreign currency exposure on the borrowings offsets the translation exposure on the net assets of the foreign operations. The EMEA Packaging Business has established a hedge ratio of 1:1 for the hedging relationships, as the notional amount of the hedging instruments is designated up to (but not exceeding) the carrying amount of the net assets of the hedged foreign operations denominated in the relevant currency.
The EMEA Packaging Business has identified the following potential sources of hedge ineffectiveness for net investment hedges:
•Differences in the timing of designation of the hedging instrument versus the commencement of the currency exposure (e.g., where borrowings are drawn or notes issued part-way through a reporting period);
•Changes in the composition, fair value, or functional currency classification of the net assets of the hedged foreign operations between designation date and the reporting date; and
•The counterparties’ credit risk differently impacting the fair value of the hedging instruments compared to the hedged items.
No hedge ineffectiveness has been recognised in the income statement in any of the periods presented, as the hedges have been fully effective. The pre-tax gain on the hedging instruments recognised in equity (refer to the Combined Statement of Changes in Equity) during the period ended 31 December 2025 was €89m (30 April 2025: gain of €9m; 30 April 2024: gain of €48m; 30 April 2023: loss of €84m). This movement is matched by an equal and opposite movement in equity arising on the retranslation of the net assets of the hedged foreign subsidiaries, resulting in a net gain/(loss) of nil in equity, and no hedge ineffectiveness in the income statement, in all periods presented.

Confidential Treatment Requested by DS Smith Limited

	For the 8 months ended	For the year ended 30 April			For the period
	31 December 2025 €m	2025 €m	2024 €m	2023 €m	1 May 2022 €m (unaudited)

Carrying amounts of NIH reserve	(128)	(40)	(49)	(97)	(11)
Carrying amount of loans and RCF (included within borrowings)	3,282	3,250	2,550	1,465	2,122
Per-instrument breakdown:
€600m medium-term note 0.875% coupon Sept 2026 (from Sept 2019)	600	599	598	596	595
€850m medium-term note 4.375% coupon July 2027 (from July 2023)	848	846	843	—	—
€200m term loan 2.83% coupon March 2029 (from July 2024)	159	198	—	—	—
€650m medium-term note 4.5% coupon July 2030 (from July 2023)	645	647	645	—	—
€27.6m term loan 1.4% coupon Sept 2025 (from May 2019)	—	—	10	19	27
€750m medium-term note 1.375% coupon July 2024 (from July 2017)	—	—	454	750	745
$268m USD private placement 4.65% (from Aug 2016, matured Aug 2022)	—	—	—	—	254
€500m medium-term note 2.25% coupon Sept 2022 (from Sept 2015, repaid July 2022)	—	—	—	—	501
EUR RCF - Non-Current	975	905	—	100	—
Caixa - Uncommitted	55	55	—	—	—
Total carrying amount of designated loans	3,282	3,250	2,550	1,465	2,122
Hedge ratio	1:1	1:1	1:1	1:1	1:1
Change in intrinsic value of outstanding hedging instruments as a result of foreign currency movement – recognised in OCI	(88)	9	48	(84)	33
Change in value of hedged item used to determine hedge ineffectiveness	88	(9)	(48)	84	(33)
(d)Risk identification and risk management
(i)Capital management
There were no significant events leading to a change in managed capital levels during the period ended 31 December 2025.
In June 2024, the EMEA Packaging Business drew down €200m on a new term loan facility with a March 2029 maturity and weighted fixed rate of 2.83%. Scheduled repayments of €13m a quarter began in June 2025.
In July 2024, the EMEA Packaging Business repaid the remaining €452m of the €750m medium-term note, of which €298m had been repaid in July 2023, ahead of maturity.
In July 2023, the EMEA Packaging Business issued a €1.5bn bond split across two tranches (four and seven years) under the EMEA Packaging Business’s Green Financing Framework. The EMEA Packaging Business bought back almost €300m of the €750m bond which matured in July 2024.

Confidential Treatment Requested by DS Smith Limited
There were no significant events leading to a change in managed capital levels during the year ended 30 April 2023. The changes in the EMEA Packaging Business’s funding were the repayment of the private placement borrowings of €268m in August 2022, the early repayment of a €500m medium-term note in July 2022 and a €12m part-repayment of a term loan according to a quarterly payment schedule.
Managed capital is different from capital employed (defined as property, plant and equipment, right-of-use assets, goodwill and intangible assets, working capital, capital debtors/creditors, provisions, biological assets and assets/liabilities held for sale). Managed capital relates to the EMEA Packaging Business’s sources of funding.
The EMEA Packaging Business funds its operations from the following sources of capital: operating cash flow, borrowings, shareholders’ equity and, where appropriate, divestments of non-core businesses. The EMEA Packaging Business’s objective is to achieve a capital structure that results in an appropriate cost of capital whilst providing flexibility in short and medium-term funding so as to accommodate significant investments or acquisitions. The EMEA Packaging Business also aims to maintain a strong balance sheet and to provide continuity of financing by having borrowings with a range of maturities and from a variety of sources.
The EMEA Packaging Business’s overall treasury objectives are to ensure sufficient funds are available for the EMEA Packaging Business to carry out its strategy and to manage certain financial risks to which the EMEA Packaging Business is exposed, as described elsewhere in this note. The EMEA Packaging Business treasury function operates in accordance with policies and procedures approved by management. The treasury function arranges funding for the EMEA Packaging Business, provides services to operations and implements strategies for financial risk management.
(ii)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument fluctuate because of a change in market prices. The EMEA Packaging Business is exposed to changes in interest rates, foreign currency exchange rates and commodity prices.
Interest rate risk
The EMEA Packaging Business is exposed to interest rate risk as borrowings are arranged at fixed interest rates, exposing it to fair value risk, and at floating interest rates, exposing it to future cash flow risk. The risk is managed by maintaining a mix of fixed and floating rate borrowings. The EMEA Packaging Business’s exposure to interest rates on financial assets and financial liabilities is detailed in the liquidity risk management section of this note.
Interest rate sensitivity
At 31 December 2025, 71% of the EMEA Packaging Business’s borrowings were at fixed rates of interest (30 April 2025: 73%; 30 April 2024: 100%; 30 April 2023: 84%). The sensitivity analysis below shows the impact on profit of 100 basis points rise in market interest rates (representing management’s assessment of the reasonably possible change in interest rates) in all currencies in which the EMEA Packaging Business had variable-rate borrowings during the period ended 31 December 2025.
To calculate the impact on the income statement for the year, the interest rates on all variable-rate external borrowings and cash deposits have been increased by 100 basis points. The impact on equity is equal to the impact on profit.
The results are presented before non-controlling interests and tax.

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Impact on profit of increase in market interest rates of 100 basis points	(16)	(11)	(7)	2

Confidential Treatment Requested by DS Smith Limited
Foreign exchange risk
The EMEA Packaging Business’s exposure to foreign currency risk at the end of the reporting period, expressed in Euro, was as follows:

	31 December 2025		30 April 2025		30 April 2024		30 April 2023		1 May 2022 (unaudited)
	EUR	USD	EUR	USD	EUR	USD	EUR	USD	EUR	USD
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Trade receivables	696	3	754	80	744	75	873	74	932	85
Trade payables	(1,163)	—	(1,354)	(79)	(1,384)	(87)	(1,581)	(201)	(1,924)	(213)
Net borrowings	(3,271)	37	(3,020)	26	(2,288)	(139)	(1,175)	(250)	(1,396)	(203)
Foreign exchange risk on investments
The EMEA Packaging Business is exposed to foreign exchange risk arising from net investments in EMEA Packaging Business entities, the functional currencies of which differ from the EMEA Packaging Business’s presentational currency, Euro. The EMEA Packaging Business partly hedges this exposure through borrowings denominated in foreign currencies and forward foreign exchange contracts.
Gains and losses arising from hedges of net investments are recognised in equity.
Foreign exchange risk on borrowings
The EMEA Packaging Business is exposed to foreign exchange risk on borrowings denominated in foreign currencies. To mitigate this risk, the foreign currency borrowings are designated in hedges of net investments.
Foreign exchange risk on transactions
Foreign currency transaction risk arises where a business unit makes product sales or purchases in a currency other than its functional currency. Part of this risk is hedged using forward foreign exchange contracts which are designated as cash flow hedges.
The EMEA Packaging Business only designates the forward rate of foreign currency forwards in hedge relationships.
The EMEA Packaging Business performs a qualitative assessment of effectiveness for the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, maturity and underlying terms) of the foreign exchange forward contracts and their corresponding hedged items are the same. It is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite directions in response to movements in the underlying exchange rates.
The EMEA Packaging Business’s main currency exposures are to the Pound Sterling and US dollar. The following significant exchange rates applied during the period:

	For the 8 months ended		For the year ended 30 April						For the period
	31 December 2025		2025		2024		2023		1 May 2022 (unaudited)
	Average	Closing	Average	Closing	Average	Closing	Average	Closing	Average	Closing
US Dollar	1.159	1.175	1.078	1.137	1.083	1.072	1.042	1.098	1.179	1.192
Euro	0.856	0.873	0.894	0.852	0.861	0.855	0.868	0.880	1.359	1.256
The following sensitivity analysis shows the impact on the EMEA Packaging Business’s results of a 10% strengthening and weakening in the Euro exchange rate against all other currencies representing management’s assessment of the reasonably possible change in foreign exchange rates. The analysis is restricted to financial

Confidential Treatment Requested by DS Smith Limited
instruments denominated in a foreign currency and excludes the impact of financial instruments designated as net investment hedges. Net investment hedges are excluded as the impact of the foreign exchange movements are offset by equal and opposite movements in the hedged items.
The results are presented before non-controlling interests and tax.

	For the 8 months ended		For year ended 30 April
	31 December 2025		2025		2024		2023
	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m
10% strengthening of Euro	—	16	—	19	—	29	—	34
10% weakening of Euro	—	(21)	—	(23)	—	(36)	—	(42)
Commodity risk
The EMEA Packaging Business’s main commodity exposures are to changes in gas and electricity prices. The EMEA Packaging Business also hedges its exposure to fluctuations in the cost of carbon emission certificates. This commodity price risk is managed by a combination of physical supply agreements and derivative instruments. At 31 December 2025, gain/(losses) of €(35)m net of tax (30 April 2025: losses of €(22)m; 30 April 2024: losses of €(55)m; 30 April 2023: gains of €141m, 1 May 2022 (unaudited): gains of €712m) are deferred in equity in respect of cash flow hedges in accordance with IFRS 9. Any gains or losses deferred in equity will be reclassified to the income statement in the period in which the hedged item also affects the income statement, which will occur within three years.
The following table details the EMEA Packaging Business’s sensitivity to a 10% increase in these prices, which is management’s assessment of the reasonably possible change, on average, over any given year. A decrease of 10% in these prices would produce an opposite effect on equity. As all of the EMEA Packaging Business’s commodity financial instruments achieve hedge accounting under IFRS 9, there is no impact on profit or loss for the periods presented.
The results are presented before non-controlling interests and tax.

	For the 8 months ended		For year ended 30 April						For the period
	31 December 2025		2025		2024		2023		1 May 2022 (unaudited)
	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m	Impact on profit €m	Impact on total equity €m
10% increase in electricity prices	—	6	—	4	—	1	—	9	—	5
10% increase in gas prices	—	23	—	17	—	28	—	49	—	121
10% increase in carbon certificate prices	—	—	—	1	—	5	—	8	—	9
(iii)Credit risk
Credit risk is the risk that a customer or counterparty to a financial instrument will fail to perform or fail to pay amounts due, causing financial loss to the EMEA Packaging Business. In the current economic environment, the EMEA Packaging Business has placed increased emphasis on the management of credit risk. The carrying amount of financial assets at 31 December 2025 was €2,260m (30 April 2025: €2,380m; 30 April 2024: €2,228m; 30 April

Confidential Treatment Requested by DS Smith Limited
2023: €2,536m; 1 May 2022 (unaudited): €3,636m) and is analysed in Note 19(a). This represents the maximum credit risk exposure.
Credit risk on financial instruments held with financial institutions is assessed and managed by reference to the long-term credit ratings assigned to that counterparty by S&P Global Ratings’ and Moody’s credit rating agencies. Amounts deposited with counterparties are subject to limits based on their credit ratings. There are no significant concentrations of credit risk.
See Note 15 for information on credit risk with respect to trade receivables.
(iv)Liquidity risk
Liquidity risk is the risk that the EMEA Packaging Business, although solvent, will have difficulty in meeting its obligations associated with its financial liabilities as they fall due.
The EMEA Packaging Business manages its liquidity risk by maintaining a sufficient level of undrawn committed borrowing facilities. At 31 December 2025, the EMEA Packaging Business had €506m of undrawn committed borrowing facilities (30 April 2025: €622m; 30 April 2024: €1,698m; 30 April 2023: €1,880m; 1 May 2022 (unaudited): €1,728m), which comprises revolving credit facilities. The EMEA Packaging Business mitigates its refinancing risk by raising its debt requirements from a number of different sources with a range of maturities.
The following table is an analysis of the undiscounted contractual maturities of non-derivative financial liabilities.

	Contractual repayments
At 31 December 2025	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Non-derivative financial liabilities
Trade and other payables	1,971	1,931	40	—
Bank and other loans	1,047	57	990	—
Medium-term notes and other fixed-term debt	2,550	651	1,899	—
Lease liabilities	286	83	158	45
Bank overdrafts	213	213	—	—
Interest payments on borrowings	267	84	183	—
Total non-derivative financial liabilities	6,334	3,019	3,270	45

	Contractual repayments
At 30 April 2025	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Non-derivative financial liabilities
Trade and other payables	2,256	2,224	32	—
Bank and other loans	967	55	912	—
Medium-term notes and other fixed-term debt	2,594	50	1,894	650
Lease liabilities	310	82	173	55
Bank overdrafts	102	102	—	—
Interest payments on borrowings	352	86	237	29
Total non-derivative financial liabilities	6,581	2,599	3,248	734

Confidential Treatment Requested by DS Smith Limited

	Contractual repayments
At 30 April 2024	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Non-derivative financial liabilities
Trade and other payables	2,181	2,146	35	—
Bank and other loans	11	2	9	—
Medium-term notes and other fixed-term debt	2,856	462	1,451	943
Lease liabilities	316	90	175	51
Bank overdrafts	104	104	—	—
Interest payments on borrowings	427	87	273	67
Total non-derivative financial liabilities	5,895	2,891	1,943	1,061

	Contractual repayments
At 30 April 2023	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Non-derivative financial liabilities
Trade and other payables	2,620	2,580	40	—
Commercial paper	27	27	—	—
Bank and other loans	388	47	341	—
Medium-term notes and other fixed-term debt	1,652	9	1,359	284
Lease liabilities	300	82	162	56
Bank overdrafts	118	118	—	—
Interest payments on borrowings	100	24	51	25
Total non-derivative financial liabilities	5,205	2,887	1,953	365

	Contractual repayments
At 1 May 2022 (unaudited)	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Non-derivative financial liabilities
Trade and other payables	3,027	2,983	44	—
Commercial paper	44	44	—	—
Bank and other loans	7	6	1	—
Medium-term notes and other fixed-term debt	2,430	763	1,369	298
Lease liabilities	287	79	145	63
Bank overdrafts	87	87	—	—
Interest payments on borrowings	144	42	76	26
Total non-derivative financial liabilities	6,026	4,004	1,635	387
Refer to Note 25 for a summary of the EMEA Packaging Business’s capital commitments.
The following table is an analysis of the undiscounted contractual maturities of derivative financial liabilities. Where the payable and receivable legs of these derivatives are denominated in foreign currencies, the contractual payments or receipts have been calculated based on exchange rates prevailing at the respective year ends. The disclosure shows net cash flow amounts for derivatives that are net cash-settled and gross cash inflow and outflow amounts for derivatives that have simultaneous gross cash settlement.

Confidential Treatment Requested by DS Smith Limited
Where applicable, interest and foreign exchange rates prevailing at the reporting date are assumed to remain constant over the future contractual maturities.

	Contractual payments/(receipts)
At 31 December 2025	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Derivative financial liabilities
Energy derivatives	72	56	16	—
Forward foreign exchange contracts:
Payments	266	266	—	—
Receipts	(39)	(39)	—	—
Total derivative financial liabilities	299	283	16	—

	Contractual payments/(receipts)
At 30 April 2025	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Derivative financial liabilities
Energy derivatives	99	79	20	—
Forward foreign exchange contracts:
Payments	23	23	—	—
Receipts	(23)	(23)	—	—
Total derivative financial liabilities	99	79	20	—

	Contractual payments/(receipts)
At 30 April 2024	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Derivative financial liabilities
Energy derivatives	215	145	70	—
Forward foreign exchange contracts:
Payments	86	81	5	—
Receipts	(85)	(80)	(5)	—
Total derivative financial liabilities	216	146	70	—

	Contractual payments/(receipts)
At 30 April 2023	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Derivative financial liabilities
Energy derivatives	384	332	52	—
Forward foreign exchange contracts:
Payments	315	315	—	—
Receipts	(308)	(308)	—	—
Total derivative financial liabilities	391	339	52	—

Confidential Treatment Requested by DS Smith Limited

	Contractual payments/(receipts)
At 1 May 2022 (unaudited)	Total €m	1 year or less €m	1–5 years €m	More than 5 years €m
Derivative financial liabilities
Energy derivatives	(76)	(55)	(21)	—
Forward foreign exchange contracts:
Payments	26	26	—	—
Receipts	(26)	(26)	—	—
Total derivative financial liabilities	(76)	(55)	(21)	—

Confidential Treatment Requested by DS Smith Limited
20. Deferred tax assets and liabilities
Analysis of movements in recognised deferred tax assets and liabilities at each balance sheet date:

	Property, plant and equipment and intangible assets €m	Employee benefits including pensions €m	Tax losses €m	Other(1) €m	Total €m
At beginning of the period - 1 May 2025	(287)	3	75	42	(167)
Credit/(charge) for the period:	—	—	—	—	—
(continuing)	26	(2)	68	1	93
(discontinued)	—	—	—	—	—
Recognised directly in equity	—	(3)	27	—	24
Transfer to asset/(liabilities) held for sale	—	—	—	—	—
Currency translation	—	—	(3)	5	2
At end of the period - 31 December 2025	(261)	(2)	167	48	(48)
At beginning of the period - 1 May 2024	(354)	13	80	52	(209)
Contribution from International Paper (Note 27)	(50)	4	8	19	(19)
Credit/(charge) for the period:	—	—	—	—	—
(continuing)	19	(7)	10	(5)	17
(discontinued)	8	(2)	18	4	28
Recognised directly in equity	—	(7)	—	(7)	(14)
Currency translation	7	2	—	(1)	8
Transfer to asset/(liabilities) held for sale	83	—	(41)	(20)	22
At end of the period - 30 April 2025	(287)	3	75	42	(167)
At beginning of the period - 1 May 2023	(336)	22	57	(9)	(266)
Credit/(charge) for the period:	—	—	—	—	—
(continuing)	(16)	(6)	(6)	12	(16)
(discontinued)	2	—	25	1	28
Recognised directly in equity	—	(1)	—	50	49
Transfer to asset/(liabilities) held for sale	—	—	—	—	—
Currency translation	(4)	(2)	4	(2)	(4)
At end of the period - 30 April 2024	(354)	13	80	52	(209)
At beginning of the period - 1 May 2022 (unaudited)	(360)	32	69	(202)	(461)
Credit/(charge) for the period:
(continuing)	7	(6)	(8)	19	12
(discontinued)	7	—	—	—	7
Recognised directly in equity	—	(4)	—	172	168
Currency translation	10	—	(4)	2	8
Transfer to asset/(liabilities) held for sale	—	—	—	—	—
At end of the period - 30 April 2023	(336)	22	57	(9)	(266)
__________________
(1)Includes deferred tax assets in respect of derivative financial instruments of €11m as at 31 December 2025 (30 April 2025:€13m; 30 April 2024: €20m; 30 April 2023: €26m, May 2022 (unaudited): €207m). The remaining balance is predominantly made up of carbon credits (under the EU Trading Scheme for emissions incurred) and dilapidation provisions.

Confidential Treatment Requested by DS Smith Limited
At 31 December 2025, deferred tax assets and liabilities were recognised for all taxable temporary differences except:
•where the deferred tax liability arises on goodwill;
•on initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, (i) affects neither the accounting profit nor the taxable profit or loss; and (ii) does not give rise to equal taxable and deductible temporary differences; and
•in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of temporary differences can be controlled by the EMEA Packaging Business and it is probable that temporary differences will not reverse in the foreseeable future.
At 31 December 2025, no deferred tax liability has been recognised in respect of temporary differences relating to unremitted earnings of subsidiaries because the EMEA Packaging Business is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The amount of the associated temporary differences at 31 December 2025 was €2,819m (30 April 2025: €2,862m; 30 April 2024: €2,810m; 30 April 2023: €2,788m).
As commented in Note 6, Finance Act 2021 included a 6% increase in the main UK corporation tax rate to 25% from April 2023, which was substantially enacted on 24 May 2021. Accordingly, the corporation tax rate applied to UK deferred tax assets and liabilities expected to reverse after 1 April 2024 is 25% (2023: 25%). For the period ended December 2025 the tax rate was 25% (periods ended April 2025 and 2024: 25%, period ended April 2023: 19.5%).
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are offset where the EMEA Packaging Business has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 (unaudited) €m
Deferred tax liabilities	(171)	(208)	(246)	(292)	(470)
Deferred tax assets	123	41	37	26	9
Net deferred tax	(48)	(167)	(209)	(266)	(461)
The deferred tax asset in respect of tax losses at 31 December 2025 includes an asset in the UK of €58m (30 April 2025: €25m; 30 April 2024: €21m; 30 April 2023: €22m, 1 May 2022 (unaudited): €29m) and Luxembourg of €31m (30 April 2025: €nil; 30 April 2024: €nil; 30 April 2023: €nil; 1 May 2022 (unaudited): €nil). The UK asset on tax losses has been recognised based on the UK business forecasting sufficient taxable profits over the foreseeable future against which these losses will be realised. The Luxembourg asset on tax losses has been recognised based on intra-group financing activity and the group’s Luxembourg financing company forecasting future taxable profits on its intra-group loans.
In addition to the tax losses above, the EMEA Packaging Business has tax losses at 31 December 2025 of €3,127m (30 April 2025: €3,837m; 30 April 2024: €139m; 30 April 2023: €129m, 1 May 2022 (unaudited): €50m) for which no deferred tax assets have been recognised. These losses include €1,272m which do not expire, €133m which expire between 2026 and 2030 and €1,721m which expire between 2031 and 2041 under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the EMEA Packaging Business can utilise these benefits.
The EMEA Packaging Business also has €461m as at 31 December 2025 (30 April 2025: €388m; 30 April 2024: €185m; 30 April 2023: €90m, 1 May 2022 (unaudited): €82m) of other temporary differences on which it has not recognised deferred tax assets and that do not expire. The EMEA Packaging Business also has €40m as at 31

Confidential Treatment Requested by DS Smith Limited
December 2025 of other temporary differences for which the EMEA Packaging Business has not recognised deferred tax assets. These other temporary differences expire between 2026 and 2030. There were €25m of temporary differences at 30 April 2024 for which the EMEA Packaging Business recognised no deferred tax asset and the other temporary differences expired as at 31 December 2025.
21. Provisions

	Restructuring €m	Carbon emission €m	Asset retirement obligations €m	Other €m	Total €m
At 1 May 2025	2	75	63	23	163
Additional provisions made	191	20	(2)	1	210
Unused amount reversed	1	—	—	—	1
Interest expense	—	—	1	—	1
Utilised	(37)	(34)	—	(1)	(72)
Currency translation	(6)	—	—	—	(6)
At 31 December 2025	151	61	62	23	297
Non-current	27	—	53	8	88
Current	124	61	9	15	209
At 31 December 2025	151	61	62	23	297

	Restructuring €m	Carbon emission €m	Asset retirement obligations €m	Other €m	Total €m
At 1 May 2024	5	76	53	33	167
Contribution from International Paper	—	—	8	—	8
Additional provisions made	27	38	1	8	74
Unused amount reversed	—	—	—	(10)	(10)
Interest expense	—	—	2	—	2
Utilised	(30)	(39)	—	(8)	(77)
Currency translation	—	—	(1)	—	(1)
At 30 April 2025	2	75	63	23	163
Non-current	—	10	57	7	74
Current	2	65	6	16	89
At 30 April 2025	2	75	63	23	163

Confidential Treatment Requested by DS Smith Limited

	Restructuring €m	Carbon emission €m	Asset retirement obligations €m	Other €m	Total €m
At 1 May 2023	30	55	50	34	169
Acquisitions	—	—	—	1	1
Additional provisions made	8	22	(2)	7	35
Unused amount reversed	—		—	(19)	(19)
Interest expense	—	—	2	—	2
Utilised	(31)	(1)	—	—	(32)
Currency translation	(2)	—	3	10	11
At 30 April 2024	5	76	53	33	167
Non-current	—	12	41	9	62
Current	5	64	12	24	105
At 30 April 2024	5	76	53	33	167

	Restructuring €m	Carbon emission €m	Asset retirement obligations €m	Other €m	Total €m
At 1 May 2022 (unaudited)	8	20	53	53	134
Additional provisions made	29	98	(5)	—	122
Unused amount reversed	(2)	—	—	(9)	(11)
Interest expense	—	—	4	—	4
Utilised	(5)	(63)	—	—	(68)
Currency translation	—	—	(2)	(10)	(12)
At 30 April 2023	30	55	50	34	169
Non-current	—	55	43	13	111
Current	30	—	7	21	58
At 30 April 2023	30	55	50	34	169
The restructuring provision includes amounts associated with site closures and restructuring costs. Refer to Note 3.
Carbon emission provision
The carbon emission provision represents the liability for CO2 emissions incurred during the year in excess of the CO2 allowances held at the reporting date. The provision is calculated based on emissions generated up to the reporting date, expected free allowances and carbon credits available for surrender, and the expected cost of settling any shortfall. Further details of the accounting policy and key judgements and estimates applied in calculating the carbon credit provision are set out in Note 1(b) and Note 1(p).
Asset retirement obligations
Asset retirement obligations primarily represent the EMEA Packaging Business’s estimated obligations to restore leased properties to the condition required under the relevant lease arrangements at the end of the lease term. The provision is measured at management’s best estimate of the expenditure required to settle the present obligation at the reporting date, based on current lease requirements, property information and cost assumptions. The provision is calculated by an independent external advisor using an external asset retirement obligation model prepared across the leasehold estate.
The estimate is inherently uncertain and the amount ultimately payable may differ from the provision recognised. The final settlement will depend on the condition of each property at lease exit, the specific lease terms

Confidential Treatment Requested by DS Smith Limited
and repairing obligations, the extent of any works performed before exit, landlord negotiations and future movements in labour and materials costs. Management reviews the provision at each reporting date and updates the estimate where new information becomes available.
Other provisions
Other provisions relate to environmental and restoration liabilities, indemnities and estimated liabilities arising from actual and potential litigation and disputes. The EMEA Packaging Business has considered the impact of climate factors. Other than those relating to carbon emissions (refer to Note 1(p) for further details) on its operations, no other climate-related provision has been recognised in the current financial year.
In March 2017, the Italian Competition Authority (“ICA”) commenced an investigation into the Italian packaging industry to determine whether producers of corrugated sheets and boxes violated the applicable European competition law. In April 2019, the ICA concluded its investigation and issued initial findings alleging that over 30 producers, including International Paper’s Italian packaging subsidiary (“IP Italy”) and certain subsidiaries of DS Smith operating in Italy (“DS Smith Italy”), improperly coordinated the production and sale of corrugated sheets and boxes. In August 2019, the ICA issued its decision and assessed IP Italy a fine of €29 million (approximately $31 million at the then-current exchange rates) for participation in the boxes coordination, which was recorded in the third quarter of 2019. Following a series of appeals by IP Italy to the Italian Council of State, IP Italy’s fine was reduced by €6 million (approximately $6 million). As at 31 December 2025, after giving effect to this development, the business did not have any remaining liability related to IP Italy’s fine. DS Smith Italy was also subject to the ICA decision but not fined, given its position as leniency applicant. IP Italy, DS Smith Italy, and other producers also have been named in lawsuits, and we have received other claims from customers for damages associated with the alleged anticompetitive conduct. Given the various stages, facts and circumstances of these claims and the intention of the EMEA Packaging Business to defend robustly against such claims, it is not possible to predict the overall outcome and ultimate potential liability that might be incurred in connection therewith, and there can be no guarantee that the aggregate of possible damages against IP Italy and DS Smith Italy could not, together, have a material impact on the financial condition of the EMEA Packaging Business. Refer to Note 25 for further disclosure.
The timing of the utilisation of these provisions is uncertain, except where the associated costs are contractual, in which case the provision is utilised over the time period specified in the contract.

Confidential Treatment Requested by DS Smith Limited
22. Employee benefits

	Total			UK			Overseas
	For the 8 months ended	For the year ended		For the 8 months ended	For the year ended		For the 8 months ended	For the year ended
Balance sheet	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m
Present value of post-retirement obligations	(939)	(977)	(983)	(762)	(791)	(839)	(177)	(186)	(144)
Government issued nominal bonds	184	201	150	184	201	150	—	—	—
Government issued index-linked bonds	569	576	548	569	576	548	—	—	—
Equities/multi-strategy	43	72	32	23	54	14	20	18	18
Debt instruments	532	414	430	502	385	402	30	29	28
Derivatives	2	(2)	(1)	2	(2)	(1)	—	—	—
Real estate	1	1	1	—	—	—	1	1	1
Cash and cash equivalents	14	21	26	13	20	25	1	1	1
Other	102	222	184	65	187	163	37	35	21
Debt (repurchase agreements) used to fund liability driven investments	(501)	(552)	(409)	(501)	(552)	(409)	—	—	—
	946	953	961	857	869	892	89	84	69
Net post-retirement plan (deficit)/surplus	7	(24)	(22)	95	78	53	(88)	(102)	(75)
Other employee benefit liabilities	(14)	(6)	(15)	—	—	—	(14)	(6)	(15)
Total employee benefit (deficit)/surplus	(7)	(30)	(37)	95	78	53	(102)	(108)	(90)
Related deferred tax asset/(liability)	(2)	1	9	24	(19)	(13)	(26)	20	22
Net employee benefit (deficit)/surplus	(9)	(29)	(28)	119	59	40	(128)	(88)	(68)

	Total		UK		Overseas
	For the year ended		For the year ended		For the year ended
Balance sheet	30 April 2023 €m	1 May 2022 (unaudited) €m	30 April 2023 €m	1 May 2022 (unaudited) €m	30 April 2023 €m	1 May 2022 (unaudited) €m
Present value of post-retirement obligations	(1,014)	(1,418)	(877)	(1,259)	(137)	(159)
Government issued nominal bonds	136	—	136	—	—	—
Government issued index-linked bonds	458	—	458	—	—	—
Equities/multi-strategy	74	120	59	101	15	19
Debt instruments	261	731	233	700	28	31
Derivatives	265	375	265	375	—	—
Real estate	1	1	—	—	1	1
Cash and cash equivalents	10	20	10	20	—	—
Other	82	82	61	64	21	18
Debt (repurchase agreements) used to fund liability driven investments	(324)	—	(324)	—	—	—
	963	1,329	898	1,260	65	69
Net post-retirement plan (deficit)/surplus	(51)	(89)	21	1	(72)	(90)
Other employee benefit liabilities	(11)	(12)	—	—	(11)	(12)
Total employee benefit (deficit)/surplus	(62)	(101)	21	1	(83)	(102)
Related deferred tax asset/(liability)	16	25	(6)	—	22	25
Net employee benefit (deficit)/surplus	(46)	(76)	15	1	(61)	(77)
Employee benefit schemes
At 31 December 2025, the EMEA Packaging Business operated a number of employee benefit arrangements for the benefit of its employees throughout the world. The plans are provided through both defined benefit and defined

Confidential Treatment Requested by DS Smith Limited
contribution arrangements, and their legal status and control vary depending on the conditions and practices in the countries concerned.
From 31 January 2025, the employee benefit obligations of the International Paper EMEA entities were included in the combined financial statements, being the date those entities entered the EMEA Packaging Business perimeter following International Paper’s acquisition of DS Smith. International Paper EMEA entities operate local defined benefit and post-employment arrangements, primarily in Belgium, France, Morocco and Italy, in accordance with local regulations. The International Paper EMEA employee benefit plans are local, country-specific schemes recognised in the underlying accounting records of the relevant employer company. As all entities are included on a full legal entity basis, no apportionment of pension costs or obligations is required. Accordingly, the International Paper EMEA obligations are reflected in the combined financial statements for the periods ended 30 April 2025 (from 31 January 2025) and 31 December 2025 only, and do not appear in the 30 April 2024 or 30 April 2023 comparative periods.
Pension scheme trustees and representatives of the EMEA Packaging Business work with those managing the employee benefit arrangements to monitor the effects on the arrangements of changes in financial markets and the impact of uncertainty in assumptions, and to develop strategies that could mitigate the risks to which these employee benefit schemes expose the EMEA Packaging Business.
UK schemes
The DS Smith Group Pension Scheme (the “DS Smith Scheme”) is a UK funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. The DS Smith Scheme closed to future accrual from 30 April 2011 with pensions calculated based on pensionable salaries up to the point of closure (or the date of leaving the DS Smith Scheme, if earlier). The DS Smith Scheme has a retirement age of 65 although some members are able to take their benefits (or part of their benefits) unreduced earlier than age 65. Increases to pensions are affected by changes in the rate of inflation for the majority of members.
The DS Smith Scheme is governed by a Trustee Company (“DS Smith Pension Trustees Limited”), which comprises a Board of Trustee Directors (the “Trustee Board”) represented by two independent members, and four DS Smith appointed members. The Trustee Board is responsible for managing the operation, funding and investment strategy of the DS Smith Scheme.
UK legislation requires the Trustee Board to carry out actuarial funding valuations at least every three years and to target full funding over an appropriate period of time, considering the current circumstances of the DS Smith Scheme on a basis that prudently reflects the risks to which the DS Smith Scheme is exposed (the “Technical Provisions” basis). The most recent funding valuation was carried out as at 30 April 2022, following which a deficit recovery plan was agreed with the Trustee Board on 21 July 2023. DS Smith has agreed to maintain the previous Schedule of Contributions. The contribution for the period ended 31 December 2025 under the plan was €6m. The recovery plan ended in September 2025. The actuarial valuation as at 30 April 2025 is currently being carried out.
The Trustee Board and DS Smith have in place a secondary Long-Term Funding Target (the “LTFT”), in addition to the statutory funding requirement, the purpose of which is to achieve material additional security for the DS Smith Scheme’s members. The objective of the LTFT is for the DS Smith Scheme to be funded by 30 April 2035 to a level that does not expect to rely on future contributions from DS Smith. The LTFT sets out conditions and actuarial assumptions to assess whether any additional contributions above the deficit recovery contributions are required, and an investment strategy approach to be followed for de-risking the scheme’s assets. In recent valuations, the secondary funding assessment has concluded that the deficit recovery plan contributions are sufficient and no additional contributions from DS Smith under the LTFT are required.
To manage risk, DS Smith Scheme’s investment strategy is designed to closely align movements in the DS Smith Scheme’s assets to those of its liabilities, whilst maintaining an appropriate level of expected return. To help the Trustee Board to monitor, review and assess investment matters, the Investment and Funding Committee (the “IFC”), which consists of representatives from the Trustee Board and DS Smith, meets on a quarterly basis throughout the year.

Confidential Treatment Requested by DS Smith Limited
The DS Smith Scheme exposes the EMEA Packaging Business to risks, such as longevity, currency, inflation, interest rate and investment. As the DS Smith Scheme’s obligation is to provide lifetime pension benefits to members upon retirement, increases in life expectancy will result in an increase in the DS Smith Scheme’s liabilities. Other assumptions used to value the defined benefit obligation are also uncertain.
The DS Smith Scheme deficit recovery plan agreed with the Trustee Board is considered a minimum funding requirement as described in IFRIC 14 IAS 19 – the Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. DS Smith has an unconditional right to a return of any surplus in a run-off scenario and has therefore recognised the IAS 19 accounting surplus on the combined balance sheet at 31 December 2025.
The assets in the DS Smith Scheme (apart from the cash held) are nearly all Level 2 instruments under the fair value hierarchy. All Level 2 assets are held in daily traded pooled funds for which daily bid prices are available, and the valuation process for these assets involves minimal judgement and is agreed by reference to independent third parties. The DS Smith Scheme does not hold any investment in DS Smith securities.
In June 2023, the High Court in Virgin Media Limited v NTL Pension Trustees II Limited (and others) ruled that certain historical amendments to contracted-out defined benefit schemes in the period from 6 April 1997 to 5 April 2016 were invalid if they lacked confirmation under section 37 of the Pension Schemes Act 1993 from the scheme’s actuary. This decision was upheld on appeal in July 2024. The Trustee Board have no reason to doubt their historic procedures for executing rule amendments, and based on legal advice obtained and informed by a leading pension specialist King’s Counsel opinion, have not yet instructed their advisers to carry out an audit of every deed or other amending instrument during the period. On 23 May 2025, the Department for Work and Pensions announced it will introduce legislation to allow defined benefit pensions schemes to obtain retrospective sign-off on historic actuarial amendments which came into force on 29 April 2026.
The largest defined contribution arrangement operated by the EMEA Packaging Business is in the UK. The UK defined contribution scheme is a trust-based arrangement offering members a range of investments. All assets are held independently from the EMEA Packaging Business. The EMEA Packaging Business also operates a small unfunded arrangement in the UK.
Overseas schemes
The countries where the EMEA Packaging Business operates the most significant defined benefit post-retirement arrangements are:
•France – various mandatory retirement indemnities, post-retirement medical plans and jubilee arrangements (benefits paid to employees after completion of a certain number of years of service), the majority of which are determined by the applicable collective bargaining agreement;
•Belgium – liabilities with respect to defined benefit and cash balance retirement plans, as well as unfunded jubilee arrangements. The defined benefit plan is closed to new employees, although active members continue to accrue benefits;
•Switzerland – a contributory defined benefit pension scheme providing pensions and lump sum benefits to members and dependants;
•Italy – end-of-service lump sum benefits (TFR) in respect of pre-2007 service for legacy DS Smith employees and mandatory end-of-service lump sum benefits for International Paper EMEA employees;
•Portugal – defined benefit pensions plan with a fund that guarantees a payment of a pension supplement to all retired employees and pensioners who were receiving pension benefit from the fund on 13 July 2007;
•Germany – jubilee arrangements and non-contributory defined benefit pension schemes; and

Confidential Treatment Requested by DS Smith Limited
•Morocco – retiree health care and life insurance benefits for certain employees, and defined benefit pension plans providing lump sum benefits upon retirement (applicable from 31 January 2025, when International Paper EMEA entities entered the perimeter).
In general, local trustees or similar bodies manage the post-retirement and medical plans in accordance with local regulations.
Overseas schemes expose the EMEA Packaging Business to risks such as longevity, currency, inflation, interest rate, investment, life expectancy and healthcare cost. Actions taken by the local regulator, or changes to legislation, could result in stronger local funding requirements for pension schemes, which could affect the EMEA Packaging Business’s future cash flow.
Movements in the liability for employee benefit plans’ obligations recognised in the combined statement of financial position

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Schemes’ liabilities at beginning of the period	(983)	(998)	(1,026)	(1,429)
Contribution from International Paper	—	(40)	—	—
Interest cost	(29)	(49)	(48)	(40)
Service cost recognised in the combined income statement	(3)	(6)	(6)	(7)
Member contributions	—	—	—	(1)
Pension payments	39	56	62	61
Unfunded benefits paid	—	9	9	9
Actuarial gains – financial assumptions	(2)	38	19	312
Actuarial gains/(losses) – experience	9	—	15	(20)
Actuarial gains – demographic	(10)	—	3	33
Reclassification	2	8	—	—
Currency translation	24	(1)	(26)	57
Schemes’ liabilities at end of the period	(953)	(983)	(998)	(1,025)
Movements in the fair value of employee benefit plans’ assets recognised in the combined statement of financial position.

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Schemes’ assets at beginning of the period	953	961	963	1,326
Contribution from International Paper	—	13	—	—
Employer contributions	7	25	24	27
Member contributions	—	—		—
Interest income	35	51	46	38
Actuarial losses	13	(42)	(39)	(312)
Pension payments	(39)	(56)	(62)	(61)
Currency translation	(23)	1	29	(55)
Schemes’ assets at end of the period	946	953	961	963
Plan assets relate to both the legacy DS Smith schemes and the International Paper EMEA funded defined benefit plans in Belgium. The International Paper EMEA defined benefit and post-employment medical plans in France, Morocco and Italy are unfunded; employer contributions are made as benefit payments fall due.

Confidential Treatment Requested by DS Smith Limited
Durations and expected payment profile
The following table provides information on the distribution of the timing of expected benefit payments for the EMEA Packaging Business Scheme:

At 31 December 2025	Within 5 years €m	6 to 10 years €m	11 to 20 years €m	21 to 30 years €m	31 to 40 years €m	41 to 50 years €m	Over 50 years €m
Projected benefit payments	55	277	485	323	157	44	6
The weighted average duration for the EMEA Packaging Business Scheme is 11 years.
The EMEA Packaging Business made agreed contributions of €6m to fund the EMEA Packaging Business Scheme in the period ended 31 December 2025 (30 April 2025: €25m; 30 April 2024: €25m; 30 April 2023: €23m). The EMEA Packaging Business’s current best estimate of contributions expected to be made to the EMEA Packaging Business Scheme in the year ending 31 December 2025 will be approximately €10m. A charge over four UK Packaging properties has been made as security for the unfunded arrangement in the UK, the liability for which totals €6m.
The EMEA Packaging Business does not expect to make significant contributions to the International Paper EMEA defined benefit plans (France, Morocco and Italy) over the course of the next financial year, as these plans are unfunded and benefit payments are met as they fall due. There are funded plans in Belgium with a total contribution of €13m from International Paper as at 30 April 2025.
Significant actuarial assumptions
Principal actuarial assumptions for the EMEA Packaging Business Scheme are as follows:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m	1 May 2022 €m (unaudited)
Discount rate for scheme liabilities	5.50%	5.60%	5.40%	5.00%	3.10%
Inflation	2.90%	3.00%	3.30%	3.20%	3.20%
Pre-retirement pension increases	2.50%	2.60%	2.90%	2.80%	2.50%
Future pension increases for pre-30 April 2005 service	2.50%	2.60%	2.90%	2.80%	3.10%
Future pension increases for post-30 April 2005 service	2.00%	2.00%	2.10%	2.10%	2.20%
For overseas arrangements, the weighted average actuarial assumptions are at an average discount rate of 2.9% (30 April 2025: 3.1%; 30 April 2024: 1.8%; 30 April 2024: 2.9%) and an inflation rate of 1.4% (30 April 2025: 2.1%; 30 April 2024: 2.0%; 30 April 2023: 2.7%)
For the Morocco arrangements, the discount rate at 31 December 2025 was 5.8% (30 April 2025: 5.8%) and the assumed rate of future salary increases was 3.0% (30 April 2025: 3.0%). The assumed rate of future medical cost increases for the post-employment healthcare plan was 4.0% (30 April 2025: 4.0%).
During 2021, the UK Statistics Authority’s publication on the future of the Retail Prices Index (“RPI”) assumption base had the effect of lowering the RPI assumption by 1.0% per annum in the short term. The post-2030 assumption is that the RPI/ Consumer Prices Index (“CPI”) gap falls to zero. Assumptions regarding future mortality experience are set based on actuarial advice and in accordance with the relevant standard mortality tables in each country. For the EMEA Packaging Business Scheme at 31 December 2025, the mortality base table used is Self-Administered Pension Scheme 3 (“SAPS 3”) (year of birth), with Continuous Mortality Investigation (“CMI”) 2023 projections with a 1.30% per annum long-term rate of improvement used for future longevity improvement.

Confidential Treatment Requested by DS Smith Limited
As part of the EMEA Packaging Business Scheme actuarial valuation exercise, the projected life expectancies were as follows:

	31 December 2025		30 April 2025		30 April 2024		30 April 2023		1 May 2022 (unaudited)
	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female
Life expectancy at age 65
Member currently aged 65	20.5	22.7	20.7	23.2	20.7	23.1	20.9	23.3	21.3	23.5
Member currently aged 45	21.3	23.8	21.8	24.5	21.7	24.4	21.9	24.7	22.3	25.1
Sensitivity analysis
The sensitivity of the liabilities in the EMEA Packaging Business Scheme to each significant actuarial assumption is summarised in the following table, showing the impact on the defined benefit obligation if each assumption is altered by the amount specified in isolation, whilst assuming that all other variables remain the same. In practice, this approach is not necessarily realistic since some assumptions are related. This sensitivity analysis applies to the defined benefit obligation only and not to the net defined benefit pension liability, the measurement of which depends on several factors including the fair value of plan assets.

Increase in pension liability €m
0.5% decrease in discount rate	(760)
0.5% increase in inflation	(27)
0.5% pre-retirement pension increases	(6)
0.5% CPI 5% on pre-30 April 2005 service	(22)
0.5% CPI 2.5% on post-30 April 2005 service	(4)
1 year increase in life expectancy	(26)
Expense recognised in the combined income statement

	For the 8 months ended 31 December 2025 €m	For the year ended 30 April
		2025 €m	2024 €m	2023 €m
Post-retirement benefits current service cost	(3)	(6)	(6)	(7)
Total service cost	(3)	(6)	(6)	(7)
Net interest income/(cost) on net pension liability	6	2	(2)	(2)
Pension Protection Fund levy	—	—	—	—
Employment benefit net finance income/(expense)	6	2	(2)	(2)
Total expense recognised in the combined income statement	3	(4)	(8)	(9)
The expense for the periods ended 31 December 2025 and 30 April 2025 includes amounts relating to International Paper EMEA defined benefit and post-employment medical arrangements from 31 January 2025, the date International Paper EMEA entities entered the perimeter. Service cost for the International Paper EMEA plans is included in “Post-retirement benefits current service cost” and net interest is included in “Net interest income/(cost) on net pension liability”, consistent with the IAS 19 presentation requirements. No International Paper EMEA expense is included in the 30 April 2024 or 30 April 2023 comparative periods.

Confidential Treatment Requested by DS Smith Limited
Items recognised in other comprehensive income

	For the 8 months ended 31 December 2025 €m	For the year ended 30 April
		2025 €m	2024 €m	2023 €m
Remeasurement of defined benefit obligation	(3)	38	37	325
Return on plan assets excluding amounts included in employment benefit net finance expense	13	(42)	(39)	(312)
Total losses recognised in other comprehensive income	10	(4)	(2)	13
Remeasurements for the periods ended 31 December 2025 and 30 April 2025 include actuarial gains and losses arising on the International Paper EMEA defined benefit and post-employment medical plans from 31 January 2025.
23. Share-based payment expense
Prior to International Paper’s acquisition of DS Smith on 31 January 2025, DS Smith operated its own share-based compensation arrangements. Following its acquisition by International Paper, the legacy DS Smith share schemes were wound-down and employees of DS Smith participated in the share-based compensation arrangements of International Paper. From 31 January 2025, the combined financial statement reflects the share schemes of International Paper.
Details of both schemes are set out below:
Legacy DS Smith schemes
The EMEA Packaging Business had a number of share-based payment arrangements in place as set out below. The performance and vesting conditions of the legacy DS Smith arrangements were changed as a result of the combination of DS Smith with International Paper on 31 January 2025. Details of these effects are set out in (iv) below.
(i)A Performance Share Plan (“PSP”). Awards under the PSP normally become exercisable after three years subject to remaining in service and the satisfaction of performance conditions measured over the three financial years commencing with the year of grant. Awards were made under the PSP annually since 2008, originally based on the following performance measures, in the proportions shown below:
i.the EMEA Packaging Business’s total shareholder return (“TSR”) compared to the constituents of the Industrial Goods and Services Super sector within the FTSE 250;
ii.average earnings per share (“EPS”); and
iii.average return on average capital employed (“ROACE”).
Awards made from 2019 are subject to either two performance measures or three performance measures, as follows:
(a)Two performance measures:
i.50% of each award based on average EPS; and
ii.50% of each award based on average ROACE.
(b)Three performance measures:
i.33% of each award based on a TSR component;
ii.33% of each award based on average EPS; and

Confidential Treatment Requested by DS Smith Limited
iii.33% of each award based on average ROACE.
Awards made from 2020 are subject to either two performance measures or to three performance measures, as follows:
(a)Two performance measures:
i.50% of each award based on EPS; and
ii.50% of each award based on ROACE.
(b)Three performance measures:
i.33% of each award based on a TSR component;
ii.33% of each award based on EPS; and
iii.33% of each award based on ROACE.
Certain PSP awards granted in 2016, 2017 and 2020 have vested but had not yet been fully exercised. The maximum term of the options granted under the above scheme is the 10-year anniversary of the grant date.
In addition to the PSP arrangements described above, legacy DS Smith offered employees alternative share ownership programs through which employees could acquire or accumulate holdings of legacy DS Smith ordinary shares, including a deferred share bonus plan, Sharesave plans and employee stock purchase plans, as described below.
(ii)A Deferred Share Bonus Plan (“DSBP”) operated for legacy DS Smith Executive Directors and was extended for senior executives (since 2012-2013). Under the DSBP, a portion of an eligible participant’s annual bonus was deferred and awarded in the form of legacy DS Smith shares. The awards vested automatically after three years, subject to continued employment. The maximum term of the options granted under the above scheme was the 10-year anniversary of the grant date.
(iii)An international Sharesave Plan was introduced in January 2014 with further invitations being made in subsequent years. Employees of the Legacy DS Smith EMEA and participating subsidiaries were eligible to participate in this international Sharesave Plan or a His Majesty’s Revenue and Customs (“HMRC”) approved UK Sharesave Plan, together the Plans. Under the Plans options were granted to participants who contracted to save up to a maximum of £250 (or local currency equivalent) across all open invitations per month over a period of three years, at a discount of up to 20% to the average closing mid-market price of a DS Smith Plc ordinary share on the three dealing days prior to invitation. Options could not be exercised until a minimum of three years elapsed. At the end of the three-year savings period, participants could use their accumulated savings to exercise the options and acquire legacy DS Smith ordinary shares at the fixed option price. In common with most plans of this type there were no performance conditions applicable to options granted under this Plan. The provisions of this Plan are subject to minor country specific variances. In France, the option price was discounted by up to 20% of the 20-day average up to the day before grant date.
(iv)A standard US Stock Purchase Plan was introduced in January 2014 with further invitations extended in subsequent years. US employees of Legacy DS Smith EMEA were eligible to participate in the Stock Purchase Plan. Options were granted to participants who have contracted to save up to the local currency equivalent of £250 per month over a period of two years at a discount of up to 15% to the higher of the mid-market average price on the day before invitation and the mid-market average on the day before grant of a DS Smith Plc ordinary share. Options could not normally be exercised until a minimum of two years elapsed.

Confidential Treatment Requested by DS Smith Limited
The maximum term of the options granted under the above schemes is six months after the completion of the three-year vesting period.
(v)The performance and vesting conditions were amended as a result of the combination of DS Smith with International Paper as follows:
•The 2022 and 2023 PSP grants vested in full with no time pro-rating at a 66% of maximum level across all performance measures
•The 2024 PSP grants vested on a time prorated basis, at a 76% of maximum level across all performance measures
•All outstanding DSBP grants vested in full with no time pro-rating; and
•The Sharesave Plans closed with vesting based on the amount of savings accrued with a limited option to continue saving for 6 months.
In respect of the Sharesave Plans, compensation payments were made to certain participants equivalent to the lost tax benefits, and in some territories, future accretion of value in excess of the grant prices. A charge of €8m has been recognised in respect of these arrangements for the year ended 31 December 2025.
International Paper Long-Term Incentive Plan
International Paper has long-term incentive plans (“LTIP”) available to eligible employees based on position level. At the closing of the acquisition, certain DS Smith legacy employees who had been eligible to participate in DS Smith’s legacy scheme arrangements, but who were not otherwise eligible under International Paper’s LTIP, were granted LTIP awards pursuant to an integration agreement intended to maintain their overall compensation and benefits for a specified period following closing. These transition-related grants were made in the first year after closing and not intended to establish ongoing LTIP eligibility for all employees in the EMEA Packaging Business. Since closing, the costs of these arrangements are re-billed to the EMEA Packaging Business. A charge of €1m has been recorded in respect of these arrangements for the period ended 31 December 2025 (30 April 2025: €2m; 30 April 2024: €nil; 30 April 2023: €nil).
The following summarises LTIP activity:

	8 Months Ended 31 December 2025
	Share/Units	Weighted Average Grant Date Fair Value €m
Outstanding at 1 May 2025	541,990	45
Granted – LTIP PSU	8,800	43
Granted – LTIP RSU	7,316	47
Shares issued – LTIP PSU	—	—
Shares issued – LTIP RSU	(33,716)	48
Forfeited	(49,536)	48
Outstanding at 31 December 2025	474,854	44

Confidential Treatment Requested by DS Smith Limited

	Year Ended 30 April 2025
	Share/Units	Weighted Average Grant Date Fair Value €m
Outstanding at 31 January 2025	338,206	40
Granted – LTIP PSU	118,472	54
Granted – LTIP RSU	230,686	50
Shares issued – LTIP PSU	(108,438)	46
Shares issued – LTIP RSU	(17,546)	31
Forfeited	(19,390)	40
Outstanding at 30 April 2025	541,990	46
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Performance Share Plan		Deferred Share Bonus Plan		Sharesave Plan
2025	Weighted average exercise price	Options ('000s)	Weighted average exercise price	Options ('000s)	Weighted average exercise price	Options ('000s)
At 1 May 2024	—	12,736	—	3,189	313	10,846
Granted	—	3,555	—	158	—	—
Exercised	—	(6,866)	—	(3,325)	347	(5,151)
Lapsed	—	(9,630)	—	(74)	291	(5,538)
Currency translation	—	205	—	52	—	171
At 31 January 2025	—	—	—	—	326	328
Exercisable at 31 January 2025	—	—	—	—	366	161

	Performance Share Plan		Deferred Share Bonus Plan		Sharesave Plan
2024	Weighted average exercise price	Options ('000s)	Weighted average exercise price	Options ('000s)	Weighted average exercise price	Options ('000s)
At 1 May 2023	—	11,532	—	2,421	365	7,130
Granted	—	5,443	—	1,187	273	6,658
Exercised	—	(2,571)	—	(301)	377	(2,095)
Lapsed	—	(2,022)	—	(196)	370	(1,087)
Currency translation	—	354	—	78	—	240
At 30 April 2024	—	12,736	—	3,189	313	10,846
Exercisable at 30 April 2024	—	501	—	56	380	1,292

Confidential Treatment Requested by DS Smith Limited

	Performance Share Plan		Deferred Share Bonus Plan		Sharesave Plan
2023	Weighted average exercise price	Options ('000s)	Weighted average exercise price	Options ('000s)	Weighted average exercise price	Options ('000s)
At 1 May 2022 (unaudited)	—	10,684	—	1,604	368	15,452
Granted	—	4,880	—	1,405	—	—
Exercised	—	(5)	—	(368)	328	(4,856)
Lapsed	—	(3,505)	—	(131)	365	(2,850)
Currency translation	—	(522)	—	(89)	—	(616)
At 30 April 2023	—	11,532	—	2,421	365	7,130
Exercisable at 30 April 2023	—	83	—	350	302	1
The fair value of the PSP award granted during the year, determined using the stochastic (“Monte Carlo”) valuation model, was less than €1m. The significant inputs into the model were: a share price of €67.02 for the PSP at the grant date; the exercise prices shown above; the scheme life disclosed above; and an expected dividend yield of 4.34%. The volatility of share price returns is calculated over the period of time commensurate with the remainder of the performance period immediately prior to the date of grant. The total charge for the year ended 31 December 2025 relating to share-based payments recognised as personnel expenses was €8m (30 April 2025: €23m; 30 April 2024: €(2)m; 30 April 2023: €17m).

Confidential Treatment Requested by DS Smith Limited
24. Cash generated from continuing operations

	For the 8 months ended	For the year ended 30 April
	31 December 2025 €m	2025 €m	2024 €m	2023 €m
Profit/(loss) for the period	187	(138)	462	531
(Profit)/loss for the period from discontinued operations	(589)	(17)	(18)	(15)
(Loss)/profit for the period from continuing operations	(402)	(155)	444	516
Adjustments for:
Amortisation and impairment of intangible assets	56	82	78	95
Depreciation & impairment	369	377	338	323
Loss/(profit) on sale of non-current assets	(1)	4	(10)	8
Share of profit of equity accounted investments, net of tax	(1)	—	—	(1)
Share-based payments	8	23	(2)	17
Finance income	(14)	(11)	(15)	(2)
Finance costs	109	173	134	87
Other non-cash items	41	(38)	(24)	49
Income tax expense	(37)	41	165	174
Change in provisions	138	29	(1)	46
Change in employee benefits	(4)	(32)	(28)	(29)
Impairment of goodwill	204	—	—	—
Changes in:
Inventories	(4)	(60)	4	101
Trade and other receivables	83	(55)	68	27
Trade and other payables	(183)	(160)	(576)	(253)
Trade receivables/payables related party	(23)	12	—	—
Working capital movement	(127)	(263)	(504)	(125)
Cash generated from continuing operations	339	230	575	1,158
25. Capital commitments and contingencies
At 31 December 2025, the EMEA Packaging Business had committed to incur capital expenditure of €249m (30 April 2025: €198m; 30 April 2024: €385m; 30 April 2023: €338m). Capital commitments in April 2025 and April 2024 relates to new paper machine in Lucca. Capital commitments in April 2023 relate to new paper machine in Lucca and greenfield sites in Italy and Poland. Capital expenditure commitments have shifted over time, with the focus narrowing to the new paper machine in Lucca by December 2025, compared to earlier commitments in April 2023 which also included greenfield sites in Italy and Poland.
At 31 December 2025, the EMEA Packaging Business had committed to incur carbon credit intangible asset expenditure of €29m (30 April 2025: €41m; 30 April 2024: €1m; 30 April 2023: €nil, 1 May 2022 (unaudited): €43m).
The EMEA Packaging Business is a party to a number of legal proceedings and claims, accounting for estimated liabilities arising as a result thereof. However, in the opinion of the EMEA Packaging management, these are not expected to have a significant effect on the results of operations, cash flows or the EMEA Packaging Business’s financial position.

Confidential Treatment Requested by DS Smith Limited
In March 2017, the Italian Competition Authority (“ICA”) commenced an investigation into the Italian packaging industry to determine whether producers of corrugated sheets and boxes violated the applicable European competition law. In April 2019, the ICA concluded its investigation and issued initial findings alleging that over 30 producers, including International Paper’s Italian packaging subsidiary (“IP Italy”) and certain subsidiaries of DS Smith operating in Italy (“DS Smith Italy”), improperly coordinated the production and sale of corrugated sheets and boxes. In August 2019, the ICA issued its decision and assessed IP Italy a fine of €29 million (approximately $31 million at the then-current exchange rates) for participation in the boxes coordination, which was recorded in the third quarter of 2019. Following a series of appeals by IP Italy to the Italian Council of State, IP Italy’s fine was reduced by €6 million (approximately $6 million). As at 31 December 2025, after giving effect to this development, the business did not have any remaining liability related to IP Italy’s fine. DS Smith Italy was also subject to the ICA decision but not fined, given its position as leniency applicant. IP Italy, DS Smith Italy, and other producers also have been named in lawsuits, and we have received other claims from customers for damages associated with the alleged anticompetitive conduct. Given the various stages, facts and circumstances of these claims and the intention of the EMEA Packaging Business to defend robustly against such claims, it is not possible to predict the overall outcome and ultimate potential liability that might be incurred in connection therewith, and there can be no guarantee that the aggregate of possible damages against IP Italy and DS Smith Italy could not, together, have a material impact on the financial condition of the EMEA Packaging Business.
26. Acquisitions and divestments
(a)31 December 2025
On 29 July 2025, DS Smith Limited completed the transfer of its North American Paper and Packaging division to its ultimate parent company, International Paper. This resulted in sale proceeds of €1.84b, settled by an increase in intra-group receivables, and a profit on disposal of €592m.
(b)30 April 2025
From 31 January 2025, the EMEA Packaging Business includes the International Paper EMEA entities within the combined financial statements of the EMEA Packaging Business for no consideration. Refer to Note 27 for more details.
On 5 December 2024, the EMEA Packaging Business completed the acquisition of Stora Enso De Hoop B.V., a Dutch energy facility, for €12m, net of cash and cash equivalents.
The North American Packaging and Paper segment was classified as a discontinued operation, and its results are presented accordingly for all periods from 1 May 2022 (unaudited) (see Note 7). The classification of the operating unit as held for sale as at 30 April 2025 is a key judgement (see Note 1(b)).
(c)30 April 2024
In March 2024, the EMEA Packaging Business completed the acquisition of Bosis doo, a Serbia-based packaging company, for €20m, net of cash and cash equivalents.
In addition, the EMEA Packaging Business made a final cash payment of €110m relating to the acquisition of Interstate Resources and €1m for other acquisitions. The acquisition of Interstate Resources took place in August 2017, with the final payment happening in the year ended 30 April 2024.
In April 2024, the EMEA Packaging Business sold its previously fully written-down Ukrainian associate, RKTK, for €12m. Proceeds of €6m were received by 30 April 2024 and a further €6m were received in July 2025. This resulted in a €12m gain on divestment in the year ended 30 April 2024.
(d)30 April 2023
The EMEA Packaging Business incurred other acquisition costs of €nil (30 April 2022: €1m), primarily related to professional advisory, legal and consultancy fees and contractual deferred consideration payments on acquisitions in the year ending 30 April 2022.

Confidential Treatment Requested by DS Smith Limited
27. Inclusion of entities under common control
The combined financial statements reflect the inclusion of International Paper EMEA entities within the EMEA Packaging Business transaction perimeter as a combination of entities under common control. International Paper EMEA and the EMEA Packaging Business were both under the common control of International Paper from 31 January 2025, the date International Paper acquired DS Smith. Consequently, the combination has been accounted for using predecessor accounting, whereby the assets and liabilities of International Paper EMEA have been recognised at the carrying amounts in the underlying accounting records.
Under predecessor accounting, the results and financial position of International Paper EMEA are incorporated from the date on which International Paper EMEA first came under common control with the EMEA Packaging Business. As the International Paper EMEA entities first came under common control on 31 January 2025, their results are included from that date.
The combined financial statements reflect the combination of the entities that form the EMEA Packaging Business; as such, no consideration was paid by the EMEA Packaging Business related to International Paper EMEA. The net assets acquired are measured at the IFRS Accounting Standards carrying amounts in the underlying accounting records with the corresponding amount recognised directly in equity as a contribution from International Paper.
Assets acquired and liabilities assumed
The carrying amounts of the assets acquired and liabilities assumed at 31 January 2025, the date of the combination, were as follows:

€m
Intangible assets	25
Property, plant and equipment	574
Right of use assets	24
Inventories	159
Trade and other receivables	369
Cash and cash equivalents	247
Note receivable – International Paper	250
Due from International Paper	13
Other assets	59
Total assets acquired	1,720
Trade and other payables	(249)
Lease liabilities	(28)
Deferred tax liabilities	(60)
Note payable – International Paper	(586)
Due to International Paper	(58)
Other liabilities	(47)
Total liabilities assumed	(1,028)
Net assets acquired	692
The transaction under common control has been accounted for using predecessor accounting at the carrying amounts recognised in the underlying accounting records of the International Paper EMEA entities. Accordingly, no acquisition accounting adjustments, including goodwill or fair value adjustments, have been recognised in the combined financial statements of the EMEA Packaging Business.

Confidential Treatment Requested by DS Smith Limited
28. Related parties
Identity of related parties
In the normal course of business, the EMEA Packaging Business undertakes a wide variety of transactions between its subsidiaries and equity accounted investments.
Transactions and balances between the EMEA Packaging Business and the rest of the International Paper group represent third-party transactions and are considered to be related parties from the perspective of the EMEA Packaging Business.
The ultimate controlling party of the EMEA Packaging Business is International Paper. Related party transactions are defined as transactions with the International Paper group.
There are a number of indirect central costs that have been allocated to these combined financial statements to reflect the fact that the EMEA Packaging Business operated as part of the wider International Paper group from 31 January 2025. These include, but are not limited to, costs relating to the EMEA Packaging Business finance, legal, human resources, information technology, executive management and insurance. In preparing the combined financial statements, management has assessed the reasonableness of allocating a share of corporate costs to the EMEA Packaging Business from 31 January 2025, using allocation methodologies based on specific identification where possible, or otherwise on a revenue basis which is a reasonable reflection of relative size of operations and therefore consumption of services. Following the Transaction, this will be replaced by a combination of TSA charges or recruitment of new staff and development of new functions.
The key management personnel of the EMEA Packaging Business comprise the senior leadership group. The compensation of key management personnel is disclosed in Note 5. Certain key management personnel also participated in the EMEA Packaging Business’s share-based incentive programme (Note 23).
International Paper also provides guarantees in respect of certain external borrowing arrangements of the EMEA Packaging Business. Further details of these borrowings and the related guarantee arrangements are disclosed in Note 18.
Transactions with pension trustees are disclosed in Note 22.
Cash inflows and outflows from related party notes receivable and related party notes payable related to centralised cash pooling arrangements that have rapid turnover, occur in large volumes and have short maturities are presented on a net basis within cash flows from investing activities and cash flows from financing activities, respectively, on the combined statement of cash flows. Cash inflows and outflows from related party notes receivable and related party notes payable not meeting those criteria are presented on a gross basis.
Transactions with related parties

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Sales to equity accounted investees	2	7	16	20
Purchases from equity accounted investees	—	36	26	27
Amounts due from associates	—	1	—	—
Indirect and general corporate expense allocations	11	3	—	—

Confidential Treatment Requested by DS Smith Limited
The following related party balances existed between the EMEA Packaging Business and International Paper:

Balances with International Paper	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Amounts due from International Paper	4	12	—	—
Amounts due to International Paper	(38)	(69)	—	—
Notes receivable from International Paper	1,973	283	—	—
Notes payable to International Paper	(50)	(478)	—	—
Sales to International Paper	8	9	—	—
Operating costs from International Paper	19	12	—	—
Net Changes in Invested Capital
Certain transactions with the EMEA Packaging Business are deemed to be settled directly through invested capital. These movements are reflected within net changes in invested capital in the combined statement of changes in equity, but are not included within net changes in invested capital in the combined statement of cash flows. The components of net changes in invested capital on the combined statement of cash flows and the reconciliation to the corresponding amounts presented within the combined statement of changes in equity, which include certain non-cash elements, were as follows:

	31 December 2025 €m	30 April 2025 €m	30 April 2024 €m	30 April 2023 €m
Net change in invested capital as reflected on the combined statement of cash flows	65	(347)	(279)	(328)
Contribution from International Paper(1)	—	692	—	—
Other non-cash activities, net(2)	138	(29)	(10)	7
Net capital contributions and distributions of related party notes(3)	328	52	—	—
Net changes in invested capital as reflected on the combined statement of changes in equity	531	368	(289)	(321)
_________________
(1)The initial perimeter contribution of the International Paper EMEA entities was primarily non-cash in nature and therefore has not been reflected in the combined statements of cash flows (Note 27).
(2)Other non-cash activities, net primarily consist of other comprehensive income items and other equity transactions, such as changes related to the employee share trust, share-based compensation, and other transactions settled directly through invested capital.
(3)Represents capital contributions or distributions of related party notes arising from internal reorganisation activities, which were non-cash in nature and are excluded from the combined statement of cash flows.
29. EMEA Packaging Business companies
The EMEA Packaging Business companies are grouped by the countries in which they are incorporated or registered. Unless otherwise noted, the undertakings below are wholly owned by International Paper, the ultimate parent of the EMEA Packaging Business.

Wholly owned subsidiaries
Argentina	Honduras	DS Smith Business Services S.L.
Total Marketing Support Argentina SA	Total Marketing Support Honduras, S.A.	DS Smith Packaging Cartogal S.A.
Australia	Hungary	DS Smith Packaging Dicesa S.A.(i)
Total Marketing Support Pacific Pty Ltd	DS Smith Packaging Hungary Kft.	DS Smith Packaging Galicia S.A.
Austria	India	DS Smith Packaging Holding S.L.
DS Smith Austria Holdings GmbH	Total Marketing Support India Private Limited	DS Smith Packaging Lucena, S.L.
DS Smith Packaging Austria Beteiligungsverwaltungs GmbH	Indonesia	DS Smith Packaging Madrid S.L.

Confidential Treatment Requested by DS Smith Limited

DS Smith Packaging Austria GmbH	PT Total Marketing Support Indonesia	DS Smith Packaging Penedes S.A.U.
DS Smith Packaging South East GmbH	Ireland	DS Smith Recycling Spain S.A.
Belgium	DS Smith Ireland Treasury Designated Activity Company	DS Smith Spain, S.A.
DS Smith Packaging Belgium	DS Smith Recycling Ireland Limited	Tecnicartón, S.L.
DS Smith Packaging Marketing	Italy	Cartonajes International, S.L.
IP Belgian Services Company SRL	DS Smith Holding Italia SpA	Cartonajes Unión S.L.
Bosnia & Herzegovina	DS Smith Packaging Italia SpA	International Paper Madrid Mill, S.L.
DS Smith Packaging BH d.o.o. Sarajevo	DS Smith Paper Italia Srl	Carton y Papel Reciclado, S.A.
DS Smith Recycling Bosnia d.o.o.	DS Smith Recycling Italia Srl	IP Container Holdings (Spain) S.L.
Brazil	Toscana Ondulati SpA	Sweden
Total Marketing Support Brazil Ltda	International Paper Italia Srl	DS Smith Packaging Sweden AB
Bulgaria	Japan	DS Smith Packaging Sweden Holding AB
DS Smith Bulgaria S.A.(e)	Total Marketing Support Japan Ltd	Switzerland
Canada	Kazakhstan	DS Smith Packaging Switzerland AG
TMS Canada 360 Inc.	Total Marketing Support Kazakhstan L.L.P.	Turkey
Chile	Latvia	DS Smith Ambalaj A.Ş.
Total Marketing Support Chile SpA	SIA DS Smith Packaging Latvia	Total Marketing Support Turkey Baskı Yönetimi Hizmetleri A.Ş.
China	Lithuania	United Arab Emirates
DS Smith Shanghai Trading Ltd	UAB DS Smith Packaging Lithuania	Total Marketing Support Middle East FZCO
TMS Shanghai Trading Ltd	Luxembourg	United Kingdom
Colombia	DS Smith (Luxembourg) S.à r.l.	Abbey Corrugated Limited
Total Marketing Support Colombia S A S	DS Smith Perch Luxembourg S.à r.l.	Ashton Corrugated
Costa Rica	DS Smith Re S.A.	Ashton Corrugated (Southern) Limited
3-102-948154 SOCIEDAD DE RESPONSABILIDAD LIMITADA	International Paper Holdings (Luxembourg) S.á r.l.	Avonbank Paper Disposal Limited
Croatia	International Paper Europe S.á r.l.	Biber Paper Converting Limited
Bilokalnik-IPA d.d.	Malaysia	Calara Holding Limited
DS Smith Belišće Croatia d.o.o.	Total Marketing Support (360) Malaysia Sdn. Bhd.	Conew Limited
DS Smith Unijapapir Croatia d.o.o.		Corrugated Products Limited
Czech Republic		David S. Smith Nominees Limited
DS Smith Packaging Czech Republic s.r.o.	Mexico	D.W. Plastics (UK) Limited
Denmark	Total Marketing Support 360 Mexico S.A de C.V	DS Smith (UK) Limited
DS Smith Packaging Denmark A/S	Morocco	DS Smith America (UK) LLP
Ecuador	Tecnicartón Tánger S.a.r.l. AU	DS Smith Business Services Limited
Total Marketing Support Ecuador TM-EC C.L.	CMCP – International Paper S.A.S.	The DS Smith Charitable Foundation
Egypt	CMCP International Paper Tanger SARL AU	DS Smith Corrugated Packaging Limited
TMS Egypt LLC	Netherlands	DS Smith Display Holding Limited
Estonia	David S. Smith (Netherlands) B.V.	DS Smith Dormant Five Limited
DS Smith Packaging Estonia AS	DS Smith B.V.	DS Smith Euro Finance Limited
Finland	DS Smith Baars B.V.	DS Smith Europe Limited
DS Smith Packaging Baltic Holding Oy	DS Smith De Hoop Holding B.V.	DS Smith Finco Limited(c)
DS Smith Packaging Finland Oy	DS Smith Hellas Netherlands B.V.	DS Smith Haddox Limited
DS Smith Packaging Pakkausjaloste Oy	DS Smith Italy B.V.	DS Smith Holdings Limited(c)
Eastpac Oy	DS Smith Packaging Almelo B.V.	DS Smith International Limited
France	DS Smith Packaging Barneveld B.V.	DS Smith Italy Limited
DS Smith France	DS Smith Packaging Belita B.V.	DS Smith Logistics Limited
DS Smith Hêtre Blanc	DS Smith Packaging Holding B.V.	DS Smith Packaging Limited
DS Smith Packaging Ales	DS Smith Packaging International B.V.	DS Smith Paper Limited
DS Smith Packaging Anjou	DS Smith Packaging Netherlands B.V.	DS Smith Pension Trustees Limited
DS Smith Packaging Atlantique	DS Smith Packaging Tilburg B.V.	DS Smith Perch Limited

Confidential Treatment Requested by DS Smith Limited

DS Smith Packaging Bretagne	DS Smith Recycling Benelux B.V.	DS Smith Recycling UK Limited
DS Smith Packaging C.E.R.A.	DS Smith Recycling Holding B.V.	DS Smith Roma Limited
DS Smith Packaging Consumer	DS Smith Salm B.V.	DS Smith Sudbrook Limited
DS Smith Packaging Contoire-Hamel	DS Smith Toppositie B.V.	DS Smith Supplementary Life Cover Scheme Limited
DS Smith Packaging Display and Services	International Paper Dutch Services B.V. in Liquidatie	DS Smith Ukraine Limited
DS Smith Packaging DPF	DS Smith De Hoop B.V.	DSS Eastern Europe Limited
DS Smith Packaging Durtal	Nigeria	DSS Poznan Limited
DS Smith Packaging Fegersheim	Total Marketing Support 360 Nigeria Limited	DSSH No. 1 Limited
DS Smith Packaging France	North Macedonia	Grovehurst Energy Limited
DS Smith Packaging Hauts-de-France	DS Smith AD Skopje(h)	JDS Holding
DS Smith Packaging Kaypac	Pakistan	Miljoint Limited
DS Smith Packaging Larousse	TMS Pakistan (Private) Limited	Multigraphics Holdings Limited
DS Smith Packaging Mehun-CIM	Peru	Multigraphics Limited
DS Smith Packaging Nord Est	Total Marketing Support Peru S.A.C.	Multigraphics Services Limited
DS Smith Packaging Savoie	Philippines	Priory Packaging Limited
DS Smith Packaging Seine Normandie	Total Marketing Support Philippines, Inc	Reed & Smith Limited
DS Smith Packaging Sud Est	Poland	St. Regis International Limited
DS Smith Packaging Sud Ouest	DS Smith Packaging sp. Z o.o.	St. Regis Kemsley Limited
DS Smith Packaging Systems	DS Smith Polska sp. Z o.o.	St. Regis Paper Company Limited
DS Smith Packaging Velin	International Paper Polska sp. z o.o.	The Less Packaging Company Limited
DS Smith Packaging Vervins	Portugal	TheBannerPeople.Com Limited
DS Smith Paper Coullons	DS Smith Displays P&I, S.A.	TMS Global UK Limited
DS Smith Paper Kaysersberg	DS Smith Energia Viana, S.A.	Total Marketing Support Global Limited
DS Smith Paper Rouen	DS Smith Packaging Portugal, S.A.	Total Marketing Support Limited
DS Smith Recycling France	DS Smith Paper Viana, S.A.	Treforest Mill plc
Rowlandson France	DS Smith Portugal, SGPS, S.A.	United Shopper Marketing Limited
Tecnicarton France	DS Smith Recycling Portugal, S.A.	W. Rowlandson & Company Limited
International Paper France S.A.S.	Iberian Forest Fund - Fundo de Investimento Imobiliário Fechado	Waddington & Duval Limited
International Paper Espaly S.A.S.	Nova DS Smith Embalagem, S.A.	DS Smith Limited
International Paper Chalon S.A.S.	Tecnicartón Portugal Unipessoal Lda	United States of America
Creapack PLV (m)	Romania	TMS America LLC
Germany	DS Smith Packaging Ghimbav S.R.L.(f)	Uruguay
Bretschneider Verpackungen GmbH(j)	DS Smith Packaging Romania S.R.L.	Total Marketing Support Uruguay S.A.
Delta Packaging Services GmbH	DS Smith Paper Zarnesti. S.R.L.(d)
DS Smith Packaging Arenshausen Mivepa GmbH	Serbia
DS Smith Packaging Arnstadt GmbH	DS Smith Packaging Offset d.o.o. Valjevo
DS Smith Packaging Beteiligungen GmbH	DS Smith Inos Papir Servis d.o.o.
DS Smith Packaging Deutschland Stiftung	DS Smith Packaging d.o.o. Kruševac
DS Smith Packaging Deutschland Stiftung & Co KG	Papir Servis DP d.o.o. Kruševac
DS Smith Paper Deutschland GmbH	Slovakia
DS Smith Recycling Deutschland GmbH	DS Smith Turpak Obaly a.s.(g)
DS Smith Stange B.V. & Co. KG	Slovenia
DS Smith Transport Services GmbH	DS Smith Slovenija d.o.o.
Greece	South Africa
DS Smith Cretan Hellas S.A.	TMS 360 SA (PTY) Ltd
DS Smith Hellas S.A.	Spain
Guatemala	Bertako S.L.
TMS Global Guatemala, Sociedad Anonima	DS Smith Andorra S.A.

Associates & Joint Ventures

Confidential Treatment Requested by DS Smith Limited

Netherlands	Spain	Cartonajes Cantabria, S.L.(k)
Stort Doonweg B.V.(b)	Industria Cartonera Asturiana, S.A.(k)	Euskocarton, S.L.(k)
Portugal	Peninsular Cogeneracion S.A.(b)	Mauritania
Companhia Termica Do Serrado A.c.e.(l)	Cartonajes Santander, S.L.(k)	Société Mauritanienne de Cartons – SOMACAR, S.A.(a)
_______________

Ownership interest at 31 December 2025
(a) 51% owned by third-party shareholders
(b) 50% owned by third-party shareholders
(c) Directly held by DS Smith Limited
(d) 99.927% ownership interest
(e) 99.699% ownership interest
(f) 99.285% ownership interest
(g) 98.89% ownership interest
(h) 81.39% ownership interest
(i) 80% ownership interest
(j) 51% ownership interest
(k) 39.58% ownership interest
(l) 30% ownership interest
(m) 60% ownership interest
30. Post balance sheet events
Announcement to separate the EMEA Packaging Business
On 29 January 2026, International Paper Company (“International Paper”) announced its intention to separate its EMEA Packaging Business by way of a demerger and that the EMEA Packaging Business would seek listings on the London Stock Exchange and the New York Stock Exchange (the “Separation” or the “Transaction”). Following the restructuring of the International Paper group, which is planned to occur during the second half of 2026, the parent entity of the EMEA Packaging Business will be DS Smith Limited, which will convert to a public limited company in the fourth quarter of 2026. To affect the demerger, shares in DS Smith Limited, the future parent company of the EMEA Packaging Business, are expected to be distributed to International Paper shareholders. International Paper is expected to retain a minority interest in DS Smith Limited. It was announced on 29 January 2026, that Timothy S. Nicholls, President of DS Smith, is expected to lead the new publicly traded company.
Tax and Legal Reorganisation
In connection with the Separation, International Paper has undertaken and continues to undertake a series of intra-group restructuring steps designed to reorganise the group’s legal entity and capital structure in preparation for the demerger of the EMEA Packaging Business (the “Reorganisation”). The Reorganisation involves, among other things, the formation of new entities, intra-group transfers of shares and assets, repayments and restructurings of intercompany loan arrangements, assumption and refinancing of external debt instruments, capital contributions, distributions, and changes to certain entities’ tax classifications.
As part of the Reorganisation, International Paper is expected to transfer certain EMEA businesses and related assets and liabilities to DS Smith Limited or its subsidiaries so that the EMEA Packaging Business is held under DS Smith Limited prior to completion of the Separation. These transfers are expected to be intra-group transactions undertaken as part of the legal and capital structure reorganisation and may involve consideration between entities within the International Paper group. The final legal steps, timing and consideration remain subject to completion of the Reorganisation.

Confidential Treatment Requested by DS Smith Limited
The following Reorganisation steps had been affected as at the date of authorisation of these combined financial statements:
On 13 May 2026, DS Smith and International Paper sought bondholder consent for International Paper to assume the €850m 2027 Bonds, £250m 2029 Bonds, and €650m 2030 Bonds (together the “Bonds”) issued by DS Smith. The assumption of the Bonds by International Paper is expected to become effective as part of the Reorganisation and prior to the Separation.
On 29 July 2026, IP Acquisition I, LLC (“IPA”) formed SpaceKraft Packaging Poland sp. z o.o. (“IP Poland”), a new limited liability company under the laws of Poland.
The Reorganisation, including the Separation, is subject to customary conditions and standard approvals by International Paper. The financial effects of the Reorganisation and Separation on the EMEA Packaging Business’s combined financial position cannot be estimated with certainty at this time, as a number of steps remain subject to completion, third-party valuations, and related purchase price adjustments.
EMEA Restructuring
Subsequent to 31 December 2025, entities within the EMEA Packaging Business announced restructuring plans, including redundancies, to employees. No provision has been recognised in these combined financial statements, as the plans had not been announced to the affected employees or their representatives at 31 December 2025. The related redundancy costs are expected to be approximately €22m and will be recognised in 2026 as each plan is announced to those affected.
These events are considered non-adjusting events after the reporting period in accordance with IAS 10, as they are indicative of conditions that arose after the reporting date. No other material events have been identified between the reporting date and the date of authorisation of these combined financial statements that would require adjustment to, or disclosure in, these combined financial statements.
31. Change in accounting year-end
In connection with the Transaction, the EMEA Packaging Business determined its accounting year-end would be 31 December, effective 31 December 2025, which is different from legacy DS Smith previous accounting year-ending 30 April, resulting in an eight-month transition period from 1 May 2025 to 31 December 2025 (the “Transition Period”). Combined financial statements for the years ended 30 April 2025, 30 April 2024 and 30 April 2023 continue to be presented on the basis of legacy DS Smith’s previous accounting year-end. When financial results for the Transition Period are compared to financial results for the same period in 2024, the results compare the eight-month period from 1 May 2025 through 31 December 2025 to the eight-month period from 1 May 2024 through 31 December 2024.

Confidential Treatment Requested by DS Smith Limited
Accordingly, amounts presented for the eight-month period ended 31 December 2025 are not entirely comparable with the annual periods ended 30 April 2025, 30 April 2024 and 30 April 2023. The results for the eight months ended 31 December 2024 are unaudited.

	For the 8 months ended 31 December
Continuing operations	2025 €m	2024 (Unaudited) €m
Revenue	5,241	4,750
Operating costs	(5,586)	(4,619)
Operating profit	(345)	131
Finance income	14	2
Finance costs	(109)	(109)
Share of profit of equity accounted investments, net of tax	1	—
(Loss)/profit before income tax	(439)	24
Income tax expense	37	(6)
(Loss)/profit for the period from continuing operations	(402)	18
Discontinued operations
Profit for the period from discontinued operations, net of tax	589	10
(Loss)/profit for the period	187	28

(Loss)/profit for the period attributable to:
Invested capital	187	28
Non-controlling interests	—	—